08203764
National Bank of Canada
RECEIVED
2010 FEB 24 A 9:00
AR/S
10-31-09

2009 ANNUAL REPORT



150 YEARS

SINCE 1859



NATIONAL BANK
FINANCIAL GROUP

HIGHLIGHTS

	2009	2008	% change
Operating Results			
(millions of dollars)			
Total revenues	$ 4,131	$ 3,637	14
Total revenues adjusted for non-controlling interest[1]	4,133	3,834	8
Net income	854	776	10
Return on common shareholders' equity	15.6 %	16.4 %	
Per Common Share (dollars)			
Net earnings – Basic	$ 4.96	$ 4.69	6
Net earnings – Diluted	4.94	4.67	6
EXCLUDING SPECIFIED ITEMS[2]			
Operating Results			
(millions of dollars)			
Total revenues	$ 4,309	$ 3,745	15
Total revenues adjusted for non-controlling interest[1]	4,311	3,942	9
Net income	1,061	947	12
Return on common shareholders' equity	19.0 %	19.7 %	
Per Common Share (dollars)			
Net earnings – Basic	$ 6.25	$ 5.77	8
Net earnings – Diluted	6.22	5.75	8
Per Common Share (dollars)			
Dividends declared	$ 2.48	$ 2.48	
Book value	33.43	29.70	
Stock trading range			
High	62.08	54.63	
Low	25.62	42.25	
Close	56.39	45.21	
Financial Position *(millions of dollars)*	October 31 2009	October 31 2008	
Total assets	$ 132,138	$ 129,332	2
Loans and acceptances	58,370	56,015	4
Deposits	75,170	76,022	(1)
Subordinated debentures and shareholders' equity	8,494	7,764	9
Capital ratios – BIS, according to Basel II			
Tier 1	10.7 %	9.4 %	
Total	14.3 %	13.2 %	
Capital ratios – BIS, according to Basel I			
Tier 1	11.5 %	10.1 %	
Total	15.2 %	14.1 %	
Impaired loans, net of specific and general allowances	(233)	(162)	
As a percentage of loans and acceptances	(0.4)%	(0.3)%	
Interest coverage	7.99	5.21	
Asset coverage	4.19	3.89	
Other Information			
Number of common shares at year-end (thousands)	161,201	159,447	
Number of common shareholders of record	23,970	24,354	
Market capitalization (millions of dollars)	9,090	7,209	
Assets under administration and assets under management (millions of dollars)	200,845	208,084	
Number of employees	17,747	17,146	4
Number of branches in Canada	445	446	–
Number of banking machines	855	857	–

(1) Adjusted for gains or losses mainly attributable to third parties.

(2) See *Financial Reporting Method* on pages 12 and 13.

AT A GLANCE

National Bank Financial Group is an integrated provider of financial services to retail, commercial, corporate and institutional clients. It operates in three business segments – Personal and Commercial, Wealth Management and Financial Markets – with total assets in excess of $132 billion as at October 31, 2009.

Through its more than 17,500 employees, National Bank Financial Group offers a complete range of services: banking and investment solutions, securities brokerage, insurance, wealth management, corporate and investment banking, and mutual fund and pension fund management.

National Bank Financial Group is the leading bank in Quebec and the partner of choice for small and medium-sized enterprises. It is also the sixth largest bank in Canada with branches in almost every province. Clients in the United States, Europe and other parts of the world are served through a network of representative offices, subsidiaries and partnerships.

Founded in 1859, National Bank celebrated its 150th anniversary in 2009. Its head office is located in Montreal and its securities are listed on the Toronto Stock Exchange.

Message from the Chairman of the Board	2
Message from the President and Chief Executive Officer	4
Management's Discussion and Analysis	11
Consolidated Financial Statements	75
Principal Subsidiaries	157
Companies Subject to Significant Influence	157
Statistical Review	158
Board of Directors	160
Office of the President	160
Information for Shareholders	161

MESSAGE FROM THE CHAIRMAN OF THE BOARD



Jean Douville
Chairman of the Board of Directors

It is gratifying to witness National Bank's emergence from the recent financial markets turmoil and economic uncertainty as a stronger and more confident financial institution.

The Bank's fiscal 2009 results were excellent and compared favourably relative to its Canadian peers by all measures of performance. More important still, this accomplishment came during a year of intense internal activity as the Bank implemented its strategic plan.

Strategic plan on track

Approved by the Board of Directors, the central thrust of the Bank's strategy is *One client, one bank*, a vision that is being realized through a comprehensive alignment of its distribution network, human resources and technology to better serve client needs. The Board is closely monitoring the implementation through frequent presentations from senior management and detailed discussions of specific issues.

We are pleased with the early results and especially the high level of teamwork and leadership by senior management as well as the culture of collaboration firmly taking root across the Bank's divisions and departments. Based on our deep involvement in the strategic planning process, my fellow directors and I are impressed with the progress to date. The Board will continue to offer its full support to management as it continues to strengthen the Bank's client focus.

Risk management: a priority

Although the worst of the financial crisis appears to be behind us, risk management continues to be a high priority. The Board is regularly apprised of regulatory developments and maintains a vigilant watch on the evolution of the Bank's policies, practices and systems to ensure that its risk profile is consistent with its financial objectives. On this count, we wish to underscore the Bank's prudent risk management and strong capital position. As a result, National Bank was one of very few Canadian financial institutions that did not dilute shareholders by issuing new shares to increase its capital.

The financial crisis has led to considerable debate about the role of compensation in risk management, particularly as it relates to employees from the banking sector working in financial markets. The Bank has therefore decided to conduct a review of its compensation policies for financial markets professionals in light of risk management practices, industry trends and emerging regulatory principles.

Also with respect to compensation, National Bank was the first Canadian bank to agree to submit the Board's approach regarding senior management compensation to shareholders for an advisory vote. The non-binding vote fulfills a wish expressed by numerous shareholders and will be conducted for the first time at the 2010 annual meeting.

The Board's oversight of risk management also includes compliance with the Basel II Accord requirements and preparedness for fundamental changes to the way financial statements are presented. As the 2011 deadline approaches for the adoption of International Financial Reporting Standards (IFRS) in Canada, the Board is satisfied that the Bank is taking adequate measures to meet the implementation requirements.



Maintaining high governance standards

We remain committed to the best practices and highest governance standards in the way the Board exercises its role. The past few years have been demanding, with the Board being called upon to provide oversight of many aspects of the Bank's business, some of them highly complex. During this time, our work has reached an unprecedented level of detail and thoroughness, assisted in large part by our many open and frank exchanges with the members of senior management. As Chairman, I am satisfied with the quality and timeliness of information received by the Board and the collaboration of management in all of our discussions.

As part of its governance responsibilities, the Board is also actively planning its own succession to ensure continuity and diversity in its composition. In this respect, the appointment of Louise Laflamme in November 2008 increased the representation of women Board members while adding valuable financial expertise to our deliberations. The Board recognizes the importance of increasing the number of women directors and striving for representation parity between men and women on the Board.

Acknowledgements

In closing, the Board is pleased to see the Bank's 2009 achievements and progress towards its strategic objectives.

The ability of the Bank's employees and management to navigate successfully through a financial crisis and difficult economic conditions while pursuing a major transformation in the way the Bank serves clients is no small feat. It demonstrates the exceptional leadership of the senior management team under the direction of Louis Vachon and the high level of commitment of the Bank's more than 17,500 employees. On behalf of shareholders, the Board of Directors wishes to thank management and employees for their dedication and efforts.

I also wish to acknowledge the contribution of my fellow directors to the Bank's success and their great rigour in exercising their responsibilities.

Looking forward, the Board is confident in the Bank's future prospects. The institution, which celebrated its 150th anniversary in 2009, rests on a solid foundation. It has a clear and focused strategy. Continued vigilance in managing risk and strong execution will allow the Bank to strive for new heights in client service and shareholder value in the years ahead.

Jean Douville
Chairman of the Board of Directors



Louis Vachon
President and Chief Executive Officer

ONE CLIENT, ONE BANK

SELECTED 2009 ACHIEVEMENTS

Heading into 2010, the world continues to emerge slowly from the most severe financial and economic crisis of the last 75 years. Credit markets are stabilizing, equity markets are recovering and leading indicators have signalled the end of the global recession.

The Canadian and Quebec economies turned the corner in mid-2009 and resumed growth in the fourth quarter. Although the recession exacted a heavy toll in certain industries and regions, our economic decline was shorter in duration and less pronounced than initially feared and we fared better than most industrialized countries.

Among the many factors responsible for the relatively quick rebound, we must acknowledge the important role played by Canadian authorities. Through its wise and timely interventions, the Bank of Canada contributed significantly to fostering a climate of financial and economic stability during the past two years. The constructive actions of the federal government supported economic activity and provincial governments implemented stimulus measures of their own. Together, these initiatives blunted the force of the recession and helped pave the way towards recovery.

The Quebec Government's response merits special mention, as its timely infrastructure investments and their massive scale shielded the province from the worst of the slowdown and allowed Quebec to outperform the country as a whole.

For the past several years, we have been pointing to the diversification of the Quebec economy as a natural bulwark against sharp downturns. Since no industry sector accounts for an inordinate share of activity, such as the automobile sector in Ontario or natural resources in other parts of the country, Quebec was not as hard hit by the global recession.

Difficult period for financial institutions

The past few years have been challenging for financial institutions and their shareholders. In many countries, bankruptcies, government bailouts, massive dilution of shareholders' equity and steep dividend reductions have been the norm rather than the exception. The destruction of shareholder value has been unprecedented.

In the United States, over 100 financial institutions have disappeared since the onset of the credit crisis. Many of the largest institutions were saved by capital injections from the federal government. Twelve of 16 banks listed on the S&P 500 Banks Index slashed or eliminated their dividend and 13 of them issued new equity at depressed share prices. Weak capital positions forced more than half of the 48 largest regional banks to adopt similar survival measures.

European institutions did not fare much better. While the insolvency rate has been lower than that of U.S. banks, massive injections of public capital were needed to prevent the collapse of several global institutions. All but three of 34 banks in the S&P Europe 350 Banks Index reduced or suspended their dividend, and more than half were compelled to proceed with ill-timed equity issues, thereby diluting the equity of shareholders.

Amidst this turbulence, the Canadian banking system has been a beacon of stability. No bankruptcies, bailouts or injections of public money were required to maintain investor and public confidence. Our regulatory system, which requires banks to comply with conservative leverage and liquidity ratios, combined with the constant vigilance of the Office of the Superintendent of Financial Institutions, served Canadians well. Prestigious global institutions took notice and praised our financial regulatory system, and both the World Economic Forum and Moody's Investor Services Inc. ranked Canada first in the world for the soundness of its banking system.

BRANDING AND MARKETING

- Development of a common advertising platform for all business units under the "AND ACTION!" signature.
- Realignment of business communications and donations and sponsorships policy towards a global vision.
- Successful campaign to mark the Bank's 150th anniversary and launch of National Bank Private Wealth 1859.

NATIONAL BANK
PRIVATE WEALTH 1859

CORPORATE

- Established shared service centres to increase productivity.
- Created corporate procurement unit to reduce costs of products and services.
- Centralized Bank operations for greater efficiency.
- Aligned corporate functions to better serve business segments.
- Generated recurring annual savings of $100 million from all initiatives.

National Bank stands tall

National Bank managed the crisis in exemplary fashion.

As an institution with deep roots in the communities it serves, the Bank successfully assumed its role as a critical pillar of the economy by increasing, during challenging times, lending to consumers, small businesses and commercial clients. Staffing was increased to the highest level on record, and the donation and sponsorship program was maintained to ensure continued support in the areas of education, health, the arts and community outreach.

Furthermore, we offered shareholders some of the best results our institution has ever reported.

- Diluted earnings per share of $6.22, excluding specified items, were the highest in the Bank's history, demonstrating the strength of our franchise and the appeal of our reputation in uncertain times.
- Through prudent risk management, we sustained the outstanding quality of our credit portfolio.
- Our capital base remained strong, as did our liquidity position.
- We maintained our dividend and did not issue new common shares, allowing existing shareholders to benefit fully from our strong financial results with no dilution of their equity.
- We invested in our branch network, in hundreds of new positions in client-facing roles and in intensive training for thousands of employees.

Thanks to this strong performance, our Bank stands tall among the best-performing domestic and international financial institutions and is positioned favourably to take advantage of opportunities as market conditions improve.

Staying the course

Our achievements are due in large measure to a clear strategy and a detailed game plan under which we are transforming the way the Bank serves its clients. With this framework as our guide, we were able to stay the course on our long-term priorities in 2009 while taking the necessary action to face short-term challenges.

Under our strategic plan approved by the Board of Directors in early 2008, we are working tirelessly to provide all our clients with the best advice and best solutions to meet their financial needs and expectations, to the extent permitted under current regulations, regardless of their point of entry to the Bank. That is the vision taking shape under the *One client, one bank* approach and it is all about making us the leader in client experience.

There are four key components to our strategy: aligning distribution and operations with client needs across the entire organization, simplifying internal processes, increasing the efficiency of corporate functions, and instilling a culture of cooperation, accountability and performance at all levels.

Major progress was realized in 2009 throughout the Bank, as described in the highlight boxes above and the following pages. A few highlights clearly illustrate the breadth of change under way and the scale of our ambition.

ONE CLIENT, ONE BANK

SELECTED 2009 ACHIEVEMENTS

PERSONAL BANKING

- Over 200 new client-facing positions created and staffed in the branches.
- Appointment of new managers in a majority of branches to lead sales and service.
- New tools developed for client loyalty, proactive client service and relationship building.
- Sales force compensation modified to promote teamwork and quality of service.
- Training programs completed for branch managers and client-facing employees.
- Investment in over 100 branches, including 39 major renovations, relocations and openings.
- Replacement of all banking machines in the network.

- In Personal and Commercial Banking, we have made our branches the focal point of contact with our clients under a new distribution model. In 2009, all in-branch activities were aligned to meet client needs and hundreds of additional client-facing positions were added to provide enhanced service. Unprecedented training activity was conducted involving several thousand branch employees with a focus on improving service quality and delivering a consistently high level of client experience across the network. We also launched a three-year branch upgrade program and completed the renovation and relocation of 39 branches and the replacement of all our banking machines during the year.
- In Wealth Management, we created a dedicated team to serve high-net-worth individuals, strengthened our portfolio of financial solutions and products, and tightened cooperation with other bank divisions and third parties to optimize distribution.
- In Financial Markets, where all activities are already organized along client-centric lines, we have seen appreciable growth in revenues and in the number of clients for targeted products and services, the first tangible results of our *One client, one bank* approach.
- At the corporate level, we generated savings of $100 million by reorganizing functions, renegotiating supplier contracts and creating shared service centres.

For all our client-facing activities, 2009 was an intense year of implementation and we are pleased that most of the planned actions were completed on time.

Outlook and priorities

We expect more favourable economic conditions starting in 2010 but at a slower pace of growth than we have experienced after previous downturns. For the financial services industry, the creation of shareholder value under such a scenario will be rooted in increased productivity, cost control, and quality of service.

We believe our current strategic direction is perfectly in tune with an environment of slow growth in a mature market and we are determined to press ahead with our plans.

Our first priority in 2010 is to leverage the new distribution model implemented in 2009 to increase revenues in all our segments by attracting new business and growing our share of wallet with existing clients. We will continue to invest in branch upgrades, training and other support measures to ensure our distribution model delivers the expected benefits.

Our second priority is to complete the simplification and standardization of internal processes as well as the deployment of a new information technology platform for our client-facing employees. As with all of our initiatives, we will ensure that projects which deliver immediate gains in client satisfaction, sales growth or cost reduction are implemented as quickly as possible.

Our third priority is to reinforce our culture of collaboration and accountability to better serve clients. This means working together and making necessary adjustments to ensure that nothing stands in the way of excellent client service. Leadership at all levels of our organization will make this a reality and place us among the best banking institutions in Canada, recognized by our clients and employees as an industry leader.

SMALL BUSINESS AND SME BANKING

- Nearly 875 personal banking advisors trained to serve small businesses in branches.
- 68 SME managers appointed in high potential branches and 5 in the regions.
- International trade and cash management specialists dedicated to SME clients.
- New banking plans developed and launched for small businesses and SMEs.
- Online loan approval and renewal tool deployed across Quebec.
- Sales force compensation aligned with market development and service objectives.

COMMERCIAL BANKING

- Important steps made in transition towards an active sales culture from the traditional credit-based approach.
- Over 40 new specialist positions created and staffed in financing solutions, international trade and cash management.
- Financial planners integrated into commercial banking teams to serve personal needs of commercial clients.
- Credit specialist role created to give account managers more time with clients.
- New tools under development to identify and target potential clients.
- Compensation modified to promote referrals and teamwork.

Acknowledgements

We wish to announce the retirement of Gisèle Desrochers, who has served National Bank with distinction in various capacities for 15 years. Upon joining us in 1994 as head of human resources, she was the first woman to hold the title of Senior Vice-President in our organization. She introduced innovative programs that led to the recognition of the Bank as an employer of choice, and more recently, she played a prominent role in the implementation of our strategic plan as Senior Vice-President, Strategic Initiatives Office and as a member of the Office of the President.

During the past year, we were pleased to welcome Michael Hanley as a member of the senior management team and of the Office of the President. Mr. Hanley, who has held high-level positions in finance and general management in several large Canadian companies, joined the Bank as Senior Vice-President, Operations.

Our success in 2009 is a testament to the rigour and quality of leadership within our organization and the dedication of our workforce, which today includes more than 17,500 employees. A tremendous amount of work was accomplished in the past year in difficult economic conditions, and our employees deserve heartfelt thanks. I also commend their acceptance of change and willingness to adopt new practices and responsibilities.

The Bank is in the midst of the most significant transformation in its 150 years of history. The Board of Directors and management believe we are taking the right steps to reinforce our foundation as a dominant super regional bank with a focused and growing presence outside our main market. Our employees are committed to our strategy.

Together we are building the Bank's future while generating exceptional value in the present.

Louis Vachon
President and Chief Executive Officer

WEALTH MANAGEMENT

- Dedicated team comprised of specialists from all segments of the Bank created to provide tailored financial solutions to high-net-worth clients.
- Product portfolio enhanced through optimization of mutual fund families and introduction of new solutions.
- Coordinated the development and successful launch of the Bank's new marketing and sales strategy in the retirement savings market.
- Business development teams integrated into a unified group representing all Bank divisions active in asset gathering.

FINANCIAL MARKETS

- All activities organized along client-centric lines.
- Increased collaboration with Commercial Banking led to growth in the number of clients for commodity, foreign exchange and interest rate derivatives.
- Worked closely with Wealth Management to develop innovative structured products for retail investors.

OFFICE OF THE PRESIDENT



Louis Vachon
President and
Chief Executive Officer



John B. Cieslak
Senior Vice-President,
Technology, Business Intelligence
and Organizational Performance



Patricia Curadeau-Grou
Chief Financial Officer and
Executive Vice-President,
Finance, Risk and Treasury



Gisèle Desrochers
Senior Vice-President,
Strategic Initiatives Office



Michael Hanley
Senior Vice-President,
Operations



Lynn Jeanniot
Senior Vice-President,
Human Resources and Corporate Affairs



Réjean Lévesque
Executive Vice-President,
Personal and Commercial Banking



Luc Paiement
Executive Vice-President,
Wealth Management
Co-President and Co-Chief Executive Officer,
National Bank Financial



Ricardo Pascoe
Executive Vice-President,
Financial Markets
Co-President and Co-Chief Executive Officer,
National Bank Financial

OUR VISION

A financial leader in Quebec, National Bank Financial Group is recognized by its clients as a group that meets their needs and is easy to do business with.

Our agility compared to our competitors and our employees' commitment sets us apart. Our financial performance is in the top quartile in our industry in Canada.

OUR VALUES

Client satisfaction

Performance

Cooperation and team spirit

Integrity

Efficiency

Innovation

SOCIAL RESPONSIBILITY

National Bank Financial Group demonstrates social responsibility through open, harmonious and mutually beneficial relationships with all of its stakeholders. Sound governance is essential to furthering this goal, which is why the Bank strives to apply best practices in the management of its operations.

The Bank acts responsibly towards its employees and is known for the importance it places on diversity and maintaining a work environment conducive to professional development and growth. This commitment to the human side of its business also applies to the communities where the Bank is active. It contributes to their development through wealth creation, by exercising its core competencies, and through donations and sponsorships, which focus primarily on education, health, the arts and community outreach.

Needless to say, the Bank's clients are central to its business and actions. With the continued deployment of its *One client, one bank* approach in 2009, the Bank is more focused than ever on client satisfaction.

Committed to environmental protection, the Bank incorporates sustainable practices into its operations and encourages clients to do likewise.

National Bank Financial Group is interested in determining how its emissions affect climate change and, with this in mind, has renewed its commitment to the Carbon Disclosure Project. In measuring the direct and indirect greenhouse gas emissions of 79% of its branch network and corporate premises, the Bank has found that its activities generated 13,389 tons of CO_2 in fiscal 2008.

Allocation of GHG emissions

- Business travel – 33%
- Electricity – 27%
- Fossil fuels – 26%
- Supply chain – 10%
- Steam purchased – 3%
- Automobile fleet – 1%



Its inclusion for a third straight year in the Dow Jones Sustainability North America Index is eloquent proof that the Bank knows how to back up its words with action. The index lists the most efficient North American companies according to some 20 strict criteria covering economic, environmental and social factors.

COMMITMENT TO THE COMMUNITY

Here are some examples of the Bank's commitment to the community over the past fiscal year.

McGill University health centre

National Bank Financial Group made distinguished contributions in the health sector in 2009. It gave $500,000 to the Montreal Neurological Institute, helping to create several postdoctoral scholarships. It also contributed $1.5 million to the Montreal Children's Hospital, making possible the establishment of a research unit to investigate congenital defects.

Breakfast club

For a fifth straight year, National Bank Financial Group partnered with the Quebec Breakfast Club and its counterparts elsewhere in Canada and organized a large-scale campaign to raise funds through the sale of an exclusive item in its branches. In 2009, clients had the chance to purchase a colourful twin pack of tags. Since the beginning of this partnership in 2005, National Bank Financial Group has raised more than $1.5 million so that thousands of children can start their day off on the right foot and with a clear mind.

Tennis ball recovery program

National Bank Financial Group established a tennis ball recovery program in 2007. Each year, used tennis balls are recovered and given to elementary schools so they can be placed on the legs of students' chairs as a noise reduction measure. In 2009, a total of 120,000 balls were distributed in the school system.

Our hearts are with you volunteer program

For the past five years, National Bank Financial Group has called attention to the volunteerism of its staff and retired employees through the *Our hearts are with you* program. A financial contribution is made on behalf of employees who are eligible for the program to organizations where the employees volunteer. In addition, each year, employees who have exhibited outstanding volunteerism are awarded special distinctions, among them the André-Bérard Award, the highest honour granted under the program.

This year, the André-Bérard Award was presented to Clara Ofelia Hoyos Lopez, a senior client service representative at the foreign exchange office in Sherbrooke, Quebec. For more than eight years, Ms. Hoyos has generously donated her time to the *Service d'aide aux Néo-Canadiens (SANC)*, an organization in Sherbrooke that welcomes new Canadians to the region and assists with their socioeconomic and cultural integration.

A special mention was awarded to Susan Dozois, a financial planner at the Belle River branch in Ontario. Ms. Dozois has been very active in her community for many years and, two years ago, founded the Lakeshore Community Services food bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Notes to Readers 12
Financial Disclosure 15
Organizational Structure of the Bank 16
Major Economic Trends and Outlook 18
Overview 19
Prudent Capital Management 21
Business Segment Analysis 22
- Personal and Commercial 23
- Wealth Management 29
- Financial Markets 33
- Other 36

Financial Analysis 37
Off-Balance Sheet Arrangements 44
Additional Disclosure – Financial Stability Board 46
Critical Accounting Estimates 48
Recent Accounting Standards Adopted 51
Recent Accounting Standards Pending Adoption 52
Capital Management 53
Risk Management 55
Additional Financial Information 64

NOTES TO READERS

Compliance with Canadian Securities Administrators standards

This Management's Discussion and Analysis (MD&A) was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 *Continuous Disclosure Obligations* of the Canadian Securities Administrators (CSA).

Caution regarding forward-looking statements

From time to time, National Bank of Canada (the Bank) makes written and oral forward-looking statements, such as those contained in the *Major Economic Trends and Outlook* section and under the heading *Medium-term objectives* in the *Overview* section of this Annual Report, in other filings with Canadian securities regulators and in other communications, for the purpose of describing the economic environment in which the Bank will operate during fiscal 2010 and the objectives it has set for itself for that period. All such statements are made pursuant to the "safe harbour" provisions of Canadian and U.S. securities legislation. These forward-looking statements include, among others, statements with respect to the economy (particularly the Canadian and U.S. economies), market changes, observations regarding the Bank's objectives and its strategies for achieving them, Bank projected financial returns and certain risks faced by the Bank. These forward-looking statements are typically identified by future or conditional verbs or words such as "outlook," "believe," "anticipate," "estimate," "project," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require assumptions to be made and involve inherent risks and uncertainties, both general and specific. Assumptions about the performance of the Canadian and U.S. economies in 2010 and how that will affect the Bank's business are the primary factors considered in setting the Bank's strategic priorities and objectives and in determining its financial targets, including provisions for credit losses. It is likely that personal and commercial bankruptcies will increase in the coming quarters due to the financial and credit crisis that marked fiscal 2009. In determining its expectations for economic growth, both broadly and in the financial services industry in particular, the Bank primarily considers historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which the Bank operates, primarily Canada and the United States, are major factors it considers when establishing its effective tax rate. There is a strong possibility that express or implied projections contained in such statements will not materialize or will not be accurate. The Bank recommends that readers not place undue reliance on these statements, as a number of important factors, many of which are beyond the Bank's control, could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in these forward-looking statements. These factors include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and U.S. economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the U.S. Federal Reserve; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial proceedings, regulatory proceedings or claims, class actions or other recourses of various nature; the situation with respect to asset-backed commercial paper (ABCP), in particular the realizable value of underlying assets; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the Bank's ability to recruit and retain key officers; operational risks, including risks related to the Bank's reliance on third parties to ensure access to the infrastructure essential to the Bank's business as well as other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition, or liquidity.

The foregoing list of risk factors is not exhaustive. Additional information about these factors can be found under *Risk Management* and *Factors That Could Affect Future Results* in this Annual Report. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf.

The forward-looking information contained in this document is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

Financial reporting method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists of grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. Moreover, the Bank adjusted certain revenues and expenses related to ABCP as well as certain one-time items to make the data from fiscal 2009 and 2008 comparable. These adjustments are presented in the table on the following page.

Reconciliation of measures not compliant with GAAP

Reconciliation of results published with results presented in the Management's Discussion and Analysis	Segment	2009	2008
Net interest income		**1,966**	1,852
Taxable equivalent[1]		**129**	126
Interest received or receivable on ABCP held[2]	Other	**(56)**	–
Financing cost related to available-for-sale ABCP[2]	Other	**16**	63
Net interest income on a taxable equivalent basis and excluding specified items		**2,055**	2,041
Other income		**2,165**	1,785
Taxable equivalent[1]		**19**	82
Gain on available-for-sale securities[3]	Financial Markets	**–**	(88)
Loss on available-for-sale securities[2]	Other	**190**	–
Impairment charge related to available-for-sale ABCP[2]	Other	**–**	164
Gain on the sale of the Bank's subsidiary in Nassau[4]	Other	**–**	(32)
Loss on ABCP economic hedge transactions[2]	Other	**28**	1
Other income on a taxable equivalent basis and excluding specified items		**2,402**	1,912
Total revenues on a taxable equivalent basis and excluding specified items		**4,457**	3,953
Operating expenses		**2,662**	2,695
Expenses related to the gain on available-for-sale securities[3]	Financial Markets	**–**	(2)
Professional fees related to ABCP[2]	Other	**1**	(14)
Restructuring charges[5]	Other	**–**	(66)
Write-off of intangible assets[6]	Other	**–**	(54)
Operating expenses excluding specified items		**2,663**	2,559
Contribution on a taxable equivalent basis and excluding specified items		**1,794**	1,394
Provision for credit losses		**305**	144
Provision for credit losses related to ABCP[2]	Other	**(126)**	(27)
Provision for credit losses excluding specified items		**179**	117
Income before income taxes and non-controlling interest on a taxable equivalent basis and excluding specified items		**1,615**	1,277
Income taxes		**252**	167
Taxable equivalent[1]		**148**	208
Income taxes related to the gain on available-for-sale securities[3]	Financial Markets	**–**	(29)
Income taxes related to the impact of ABCP[2]	Other	**96**	89
Income taxes related to restructuring charges[5]	Other	**–**	22
Income taxes related to the write-off of intangible assets[6]	Other	**–**	18
Income taxes on a taxable equivalent basis and excluding specified items		**496**	475
Non-controlling interest		**58**	(145)
Net income excluding specified items		**1,061**	947
Specified items, net of income taxes		**(207)**	(171)
Net income		**854**	776

(1) The Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists of grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

(2) During the year ended October 31, 2009, the following items were recognized with respect to ABCP: $56 million in interest received or receivable on ABCP held (2008: nil), a loss on available-for-sale securities of $190 million (2008: nil), a loss on economic hedge transactions of $28 million (2008: $1 million), a financing cost of $16 million (2008: $63 million) and a recovery of ABCP-related professional fees of $1 million (2008: expense of $14 million), a provision for credit losses related to ABCP of $126 million (2008: $27 million). In addition, an ABCP-related impairment charge of $164 million was also recognized during the year ended October 31, 2008. Income taxes on these items amounted to $96 million for the year ended October 31, 2009 ($89 million for the year ended October 31, 2008).

(3) In the third quarter of 2008, the Bank exchanged all of its common shares of Montreal Exchange Inc. further to the decision of Autorité des marchés financiers to approve the merger of Montreal Exchange Inc. and TSX Group Inc. The gain from this transaction was $57 million, after operating expenses of $2 million and income taxes of $29 million.

(4) In the first quarter of 2008, the Bank posted a net gain of $32 million related to the sale of its subsidiary in Nassau, Bahamas.

(5) During the year ended October 31, 2008, the Bank recorded a restructuring charge of $66 million ($44 million after taxes). The charge consists of severance pay and fees paid to a professional services firm that was retained to provide strategic and organizational advice concerning measures related to the restructuring at the Bank.

(6) In the fourth quarter of 2008, the Bank recorded a charge of $54 million ($36 million after taxes) attributable to a write-off of intangible assets related to the industry initiative to abandon the image-based cheque-clearing initiative.

Factors that could affect future results

Several risk factors can have an impact on the Bank's future results. As noted in the *Caution Regarding Forward-Looking Statements* section of this Annual Report, all forward-looking statements, by their nature, are subject to inherent risks and uncertainties, general and specific, which may cause the Bank's actual results to differ significantly from those set out in the forward-looking statements. Some of these factors are discussed below. Other factors are identified in the *Caution Regarding Forward-Looking Statements*, and certain factors such as credit risk, market risk, liquidity risk and operational risk as well as other risk factors are discussed under *Risk Management* that begins on page 55 of this Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates
Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include short and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, exchange rates, the volatility of the subprime mortgage market in the United States and related markets as well as the tightening of liquidity in various financial markets, the strength of the economy and the extent of the Bank's business operations. All these factors impact the business and economic environments in which the Bank operates and therefore the volume of business activity it conducts in each region and the earnings generated by these activities.

Currency rates
Currency rate movements in Canada, the United States and other countries in which the Bank does business can significantly impact the Bank's financial position and future earnings as a result of foreign currency translation adjustments. A rising Canadian dollar may also adversely affect the earnings of the Bank's SME and corporate clients.

Monetary policies
The monetary policies of the Bank of Canada and the U.S. Federal Reserve as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Changes in the money supply and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or capital market conditions.

Competition
The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on several factors, including the price of products and services, quality of service and changes to the products and services offered.

Legislative and regulatory amendments and changes to guidelines
Various laws, regulations and other guidelines have been introduced by governments and regulatory bodies to protect the interests of the general public as well as the Bank's clients, employees and shareholders. Changes to these laws, regulations and other guidelines, including those that affect how they are interpreted and applied, could have an impact on the Bank. In particular, they could limit its product and service offering or enhance its competitors' ability to rival the Bank's offering with their own. Also, in spite of the precautions the Bank takes to prevent such an eventuality, failure to comply with laws, regulations and other guidelines could give rise to penalties and fines that could have an adverse impact on its financial results and reputation.

Situation in the ABCP market
The deterioration of the global credit market, the protracted liquidity crisis, heightened market volatility and marked weakness in the U.S. real estate market all had a dramatic impact on the Canadian ABCP market in August 2007. In December 2008, the Pan-Canadian Investors Committee for Third-Party Structured ABCP announced that an agreement had been reached with all key stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, regarding the restructuring of $32 billion of third-party ABCP. The restructuring plan was implemented on January 21, 2009. Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Changes that could have a significant impact on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the market for ABCP that is not currently traded on an active market, and (3) the impacts of a marked and prolonged economic slowdown in North America.

Accuracy and completeness of information on clients and third parties
In decisions related to authorizing credit or other transactions with clients and third parties, the Bank may use information provided by them, particularly their financial statements and other financial information. The Bank may also refer to statements made by clients and third parties regarding the accuracy and completeness of such information and the auditors' reports on their financial statements. In the event the financial statements are misleading or do not present fairly, in all material respects, their financial position or operating results, the Bank's revenues could be adversely impacted.

Accounting policies and methods used by the Bank
The accounting policies and methods used by the Bank determine how the Bank reports its financial position and operating results and may require management to make estimates or rely on assumptions about matters that are inherently uncertain. Any changes to these estimates and assumptions may have a significant impact on the Bank's operating results and financial position.

New products and services to maintain or increase market share
The Bank's ability to maintain or increase market share depends, in part, on the way in which it adapts its products and services to changes in industry standards. There is increasing pressure on financial institutions to provide products and services at lower prices, which may reduce the Bank's net interest income and revenues from fee-based products and services. In addition, the implementation of or changes to new technologies to adapt them to the Bank's products and services could require the Bank to make substantial expenditures without being able to guarantee successful deployment of its new products or services or develop a client base for them.

Acquisitions
The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be granted. Acquisitions may affect future results depending on whether the Bank succeeds in integrating the acquired company. If the Bank or its subsidiary encounters difficulty in integrating the acquired business, maintaining the appropriate level of governance over the acquired business or retaining key officers within the acquired business, these factors could prevent the Bank from realizing expected revenue increases, cost savings, increases in market share and other projected benefits from the acquisition.

Ability to attract and retain key officers
The Bank's future performance depends to a large extent on its ability to attract and retain key officers. There is intense competition for the best people in the financial services industry. There is no assurance that the Bank, or any entity acquired thereby, will be able to continue to attract and retain key officers.

Commercial infrastructure and outsourcing agreements
Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and access to network and other communications services. The Bank has also concluded two major outsourcing agreements, one for IT support and one for cash management and processing. Interruptions in these services can adversely affect the Bank's ability to provide products and services to its clients and conduct its business.

Other factors
Other factors that could affect the Bank's future results include amendments to tax legislation, unexpected changes in consumer spending and saving habits, technological advances, the ability to activate a business continuity plan within a reasonable time, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's ability to foresee and effectively manage the risks associated with these factors through rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or Bank-specific factors that could negatively affect future results.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the Bank's website at www.nbc.ca and the SEDAR website at www.sedar.com.

FINANCIAL DISCLOSURE

Disclosure controls and procedures

The preparation of this Annual Report is supported by a set of disclosure controls and procedures implemented by management. In fiscal 2009, the design and operation of these controls and procedures were evaluated for their effectiveness.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2009. The evaluation was performed in accordance with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) control framework adopted by the Bank and the requirements of the Canadian Securities Administrators set out in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (Multilateral Instrument 52-109). Given the inherent limitations in all control systems, management acknowledges that the disclosure controls and procedures may not prevent and detect all misstatements resulting from error or fraud. However, based on the evaluation performed, management can provide reasonable assurance that material information relating to the Bank is reported to it in a timely manner such that it can provide investors with complete and reliable information.

This Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

Internal controls over financial reporting

The Bank's Disclosure Committee supervised the evaluation of the design and operation of internal controls over financial reporting for the Bank's main operating and accounting processes. This evaluation enabled the Bank to improve, document and test the design and effectiveness of internal controls.

Internal controls over financial reporting were evaluated in accordance with the COSO control framework for financial controls and Control Objectives for Information and Related Technologies (COBIT) for general IT controls and pursuant to the comprehensive testing requirements of amended Multilateral Instrument 52-109, which came into effect on December 15, 2008. Based on the results of the evaluation, management concluded that, as at October 31, 2009, the internal controls over financial reporting are effective and provide reasonable assurance that its financial reporting is reliable and that the Bank's consolidated financial statements were prepared in accordance with Canadian GAAP.

Changes to internal controls over financial reporting

Management took further steps that enabled it to conclude that no changes were made to the Bank's internal controls over financial reporting during the year ended October 31, 2009 that have materially affected, or are reasonably likely to materially affect, these internal controls over financial reporting.

ORGANIZATIONAL STRUCTURE OF THE BANK

Board of Directors

The main duty of the Board of Directors (the Board) is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. The Board is assisted in its role by the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

As part of its duties and responsibilities, the Board reviews and approves the strategic plan in which the Bank sets out its mission, vision and business objectives in light of business opportunities and risks for the Bank, as well as the business plans relating to the main operations of the Bank. It reviews and approves the overall risk philosophy and risk tolerance of the Bank; identifies and understands the major risks to which the Bank is exposed, in particular credit, market, liquidity, operational, regulatory and reputational risks. The Board reviews and approves risk control measures and plans an independent review to ensure effective management of those measures. It oversees the development and implementation of policies on the communication and disclosure of information to shareholders, investors and the general public. The Board also ensures rules of conduct and ethics are upheld and assesses management's performance.

The majority of Board members, including its Chairman, are independent under Canadian Securities Administrators criteria. Moreover, the three Board committees are composed entirely of independent members.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee (ARMC) assists the Board by reviewing the consolidated financial statements and associated external auditors' report, Management's Discussion and Analysis, processes for presenting and disclosing financial information, audit processes and management information systems in order to ensure their integrity, the effectiveness of processes, if applicable, and compliance with applicable accounting standards. The Committee further acts as an intermediary between the Board and the persons responsible for the independent oversight functions, namely, Internal Audit, External Audit, and Corporate Compliance.

The Committee reviews, evaluates and approves the appropriate internal control policies and procedures implemented by management and manages the external audit process. It supervises the work of the Internal Audit, Financial Analysis, and Corporate Compliance functions. It conducts a detailed review of the Bank's risk management and related control practices, mainly by assessing the scope of the risk in relation to the Bank's performance.

It reviews and recommends to the Board the adoption of policies for managing significant risks, in particular policies related to credit risk, market risk, liquidity and financing risk, legal and regulatory risk, structural risk, reputational risk, fiduciary risk, interest rate risk, collateral risk, investment guidance risk, accounting irregularity reporting risk, risks associated with new products and activities for financial markets, risks related to fair value adjustments to reflect the uncertainties related to determining the fair value of financial instruments, business continuity risk, information security risk, capital management risk and operational risks including outsourcing risk, and risk related to money laundering and terrorist financing activities, and ensures that they are implemented.

Lastly, the Committee reviews and recommends to the Board the approval of any attestations, declarations and reports required by a regulatory authority that fall within its purview.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board by overseeing the implementation and application of corporate governance rules, procedures and policies, overseeing the management and monitoring of related party transactions, and ensuring adherence to standards of business conduct and ethical behaviour governing the Bank's directors, officers and employees, including the Code of Professional Conduct.

The Committee reviews the mandates of the Board and its committees and helps define those of the Chairman of the Board and the chairs of the committees. It periodically reviews the Bank's corporate governance policies and practices, the size and composition of the Board and its committees, and the various rules and guidelines applicable to directors, in particular those regarding share ownership, conflict of interest disclosure, and director selection and succession. The Committee also develops the assessment process and regularly assesses the performance and effectiveness of the Board as a whole, its committees, the Chairman of the Board, the chairs of the committees and directors in the performance of their mandates, and ensures the implementation and maintenance of orientation and continuous training programs for directors.

Lastly, the Committee oversees the application of measures used to gather feedback from stakeholders to ensure that the Bank is communicating effectively with shareholders, interested parties and the public. It also oversees the application of mechanisms and procedures used to communicate information to the Bank's clients as well as the application of a claims review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board by reviewing and approving the Bank's total compensation policies and programs, other employment conditions and employee benefits, and oversees their application. It ensures that these policies and programs are conducive to achieving the Bank's business objectives without compromising its viability, solvency or reputation. It also oversees strategic planning programs for management succession.

The Committee annually reviews the Bank's salary policy, the performance objectives of the variable compensation programs, the distribution method and other employment conditions. It ensures that the Bank's compensation policies and programs comply with existing regulations and standards and takes the risk management framework applicable to those policies and programs into account when they are developed, revised and implemented. The Committee ensures that officer compensation is closely tied to the long-term interests of Bank shareholders and does so by monitoring share ownership guidelines. It also ensures that a human resources management program is in place that includes a recruiting process, distribution of decision-making authority, segregation of incompatible functional responsibilities, clear employee communications and effective employee supervision.

The Committee annually reviews the objectives and key performance indicators of the President and Chief Executive Officer and evaluates his achievements and performance. It also reviews the performance of executive officers and their prudence in managing the Bank's activities and risk exposure. In addition, it examines officer profiles, competency requirements and the management succession plan for the Bank and its subsidiaries.

Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and reviews the reports on decisions made by that committee, the financial position and returns of the Bank's pension plans and the performance of the pooled fund.

Office of the President

The Office of the President, which is composed of the President and Chief Executive Officer and the officers responsible for the Bank's main functions and business units, is mandated to define the Bank's culture and philosophy, approve and monitor the strategic growth initiatives of the Bank as a whole, manage risks that could have a strategic impact, assume stewardship of technology, manage the officer succession process, and ensure a balance between employee commitment and client and shareholder satisfaction.

The Office of the President carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's main functions and business units.

Annual and Quarterly Information Disclosure Committee

The Annual and Quarterly Information Disclosure Committee assists the President and Chief Executive Officer and the Chief Financial Officer and Executive Vice-President of Finance, Risk and Treasury by ensuring the implementation and operation of disclosure controls and procedures and internal control procedures for financial reporting. The Committee thereby verifies that the Bank meets its disclosure obligations under current regulations and the President and Chief Executive Officer and the Chief Financial Officer and Executive Vice-President of Finance, Risk and Treasury can produce the requisite attestations.

Corporate Compliance

The Corporate Compliance Department is responsible for implementing an organization-wide regulatory risk management framework by relying on an organizational structure that includes functional links to the Bank's main operating segments.

Corporate Compliance is an independent unit. Its Vice-President enjoys direct access to the Chair of the ARMC and the President and Chief Executive Officer. Under the powers conferred on it, the Corporate Compliance team can also communicate directly with officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of the Bank and each of its entities to provide it with the information deemed necessary for effective oversight.

Business unit managers are responsible for implementing mechanisms for daily control of regulatory risks arising from the operations under their responsibility. Corporate Compliance exercises independent oversight to assist managers in managing these risks effectively and to obtain reasonable assurance that the Bank is compliant with regulatory requirements.

The control framework covers the following:

- identification, evaluation, communication, maintenance and updating of compliance requirements
- identification of the business units affected by these requirements
- documentation of compliance and regulatory requirement controls applicable to daily operations, including monitoring procedures, remedial action plans and periodic reports produced by business units
- independent oversight of the application of policies and procedures in effect
- quarterly reporting to the ARMC on the main results of compliance oversight

Internal Audit

The Internal Audit Department is an independent function within the Bank. The Senior Vice-President of Internal Audit reports to the chairman of the ARMC. His independence is also ensured through a direct line of communication with the President and Chief Executive Officer. Moreover, the Senior Vice-President of Internal Audit may, at any time, call an unscheduled ARMC meeting.

Internal Audit is mandated to provide the Board, through the ARMC, and the Office of the President with an independent and objective review of the Bank's internal control effectiveness, i.e., governance processes, risk management processes and control measures.

As Internal Audit is not mandated to institute internal control mechanisms but rather to assess their effectiveness, it has no direct responsibility or authority over the activities it reviews. Whenever recommendations are issued, Internal Audit is mandated to independently assess the appropriateness of measures taken by managers to resolve the issues.

Internal Audit supports the objectives of the Bank's Board of Directors and management by recommending improvements to the effectiveness of risk management, internal controls (including controls on the reliability of financial reporting and disclosure), internal governance and operating activities. In so doing, Internal Audit helps protect the Bank's reputation as well as the interests of its shareholders, employees and clients.

Internal Audit has unrestricted jurisdiction over all of the Bank's segments and subsidiaries.

Corporate governance

At the Bank, we assign great importance to corporate governance because compliance with corporate governance standards allows the Bank, as a corporate citizen, to contribute to the efforts of regulatory bodies, governments and companies worldwide towards maintaining investor confidence in capital markets. In this context, transparency and discipline are the two core values. In fact, the Bank believes it is in the interest of its shareholders, clients and partners to adopt stringent corporate governance policies and practices, subsequently monitoring and adjusting them over time. To this end, the Board, with the support of its committees and the management team, oversees the application of sound corporate governance standards and practices that generally comply with the best practices advocated by corporate governance authorities.

The reader is invited to consult the Management Proxy Circular pertaining to the 2010 Annual Meeting of Shareholders, which provides the Statement of the Bank's corporate governance practices. It contains information on the independence of members of both the Board and its committees, the complete mandate of the Board and a description of the role and achievements of each committee. The Management Proxy Circular for the 2010 Annual Meeting of Holders of Common Shares will be available on the Bank's website at www.nbc.ca and on SEDAR's website at www.sedar.com in February 2010.

The complete mandates of the Board and its committees are available on the Bank's website at www.nbc.ca.

MAJOR ECONOMIC TRENDS AND OUTLOOK

Global economy

After the worst downturn in more than 75 years, the global economy seems to have found its recovery path. Over the past year, the world's central banks and governments pulled out all the stops to get credit markets working again, and the massive injections of liquidity that were made in all global markets are now producing results: credit markets are normalizing and economic growth resumed this fall in many regions. These recent developments are all the more encouraging, since leading indicators continue to improve.

It seems increasingly likely that the global economy will rebound more than 3% in 2010. This is now the view of the International Monetary Fund (IMF), which has raised its outlook for 2010 global growth to 3.1% from 1.9%. In contrast to previous cycles, the drivers of recovery will be the emerging economies. Forecasts suggest that they will account for more than two-thirds of the real growth in global GDP next year.

United States

The U.S. remained mired in recession for almost 20 months, the longest period of contraction since the 43-month slump of 1929-33. The world's largest economy returned to growth again in the third quarter of 2009, posting the strongest quarterly GDP growth in two years. The Federal Reserve's decision early this year to lend directly in order to fill the gap left by private lenders, combined with the federal fiscal stimulus, played a pivotal role in restoring confidence to key sectors such as housing. After 33 consecutive months of decline, the housing market is finally emerging from the depths. Home-price deflation has ended, and with it the decline of household net worth. Through an impressive rebound in corporate earnings and some stabilization in unemployment rates, U.S. GDP growth may very well be in the order of 3% over the next 12 months.

Notwithstanding the incipient recovery, deleveraging remains a factor to be addressed, and in the medium term, the main result of the credit crisis will be a return of consumer thrift. With credit likely to be less accessible than in previous years, households must now save to reach their financial objectives and repay debt. Under these conditions it would be surprising if consumer spending were to rise faster than incomes in the coming quarters. Moreover, Washington will be obliged to put in place a plan to stabilize the fiscal deficit, now close to 12% of GDP. The upshot is that after the cyclical rebound in 2010, the medium-term cruising speed of the U.S. economy may be appreciably lower than before the crisis, about 2% instead of almost 3%.

Canada

Canada's banking system is one of the best-capitalized in the world, but its economy did not escape the financial crisis or the effects of global recession. In fact, the contraction of Canada's GDP was the deepest since 1990-91. The exceptional depth of U.S. financial and economic adversity dealt a body blow to Canadian exports, which have declined for the longest period in four decades. But the Canadian economy as a whole contracted less than the American economy. Its downturn was regionally uneven and sector-specific, concentrated in automaking and a few other industries. In Quebec, the recession has been much less pronounced than in Canada as a whole, thanks to the quicker launch of a large-scale infrastructure building program, a more favourable export mix and a more resilient housing market. Canada's economic fortunes nevertheless remain tied to those of the U.S., the market for a very large part of its output. In addition, the need of U.S. consumers to deleverage, in combination with the strength of the loonie, may weigh more heavily than in the past on the recovery of export production.

That said, Canada seems relatively better positioned to ride a global recovery. Its economy is less unbalanced than its neighbour's. Households have more options because of their higher savings rate and because their net worth has been much less affected by home-price deflation, which has been much milder than in the United States. The Canadian recovery is definitely under way – as can be seen in the residential and business investment revival and a faster stabilizing of the labour market than in the U.S. – and is probably fairly sustainable. Better public finances and a healthy banking system are further pluses.

The global recovery now in sight for 2010 is likely to result in respectable Canadian growth next year, in the neighbourhood of 2.9%.

Outlook for National Bank

Although the Bank is poised to benefit from improving global economic conditions in the coming year, the pace of the recovery beyond 2010 is uncertain. In all likelihood, growth will be appreciably slower than in the period preceding the downturn. The historical evidence suggests that the return of the global economy to its pre-recession capacity utilization rate after a severe global financial crisis is a process that tends to be drawn out over several years.

This slow recovery will coincide with the aging of the population, which will be one of most significant demographic trends in Canada, and especially Quebec, over the coming years. For the Canadian financial services industry, the creation of shareholder value in such a context will be largely driven by productivity growth, cost control and service quality. The Bank believes that the most important challenge for the next three years will be to successfully implement its *One client, one bank* transformation plan in order to take advantage of an environment of slow growth in a mature market.

The Bank also intends to pursue its Canada-wide expansion plan by developing its activities in the financial markets and establishing new partnerships. In addition, it expects to open new branches in certain regions where it is already active. Lastly, it continues to be on the lookout for acquisition opportunities in Wealth Management.

OVERVIEW



Consolidated results
Year ended October 31
(Taxable equivalent basis[1])
(millions of dollars)

	2009	2008	2007	% change 2009-2008	% change 2008-2007
Excluding specified items[1]					
Total revenues	**4,457**	3,953	4,218	**13**	(6)
Operating expenses	**2,663**	2,559	2,656	**4**	(4)
Provision for credit losses	**179**	117	103	**53**	14
Income before income taxes and non-controlling interest	**1,615**	1,277	1,459	**26**	(12)
Income taxes	**496**	475	458	**4**	4
Non-controlling interest	**58**	(145)	68	**(140)**	(313)
Net income excluding specified items	**1,061**	947	933	**12**	2
Specified items after taxes	**(207)**	(171)	(392)	**21**	(56)
Net income	**854**	776	541	**10**	43
Diluted earnings per share	**$ 4.94**	$ 4.67	$ 3.22	**6**	45
Average assets	**140,978**	128,319	125,964	**10**	2
Risk-weighted assets[2]	**58,607**	58,069	49,336	**1**	18
Average loans and acceptances	**56,236**	53,053	50,408	**6**	5
Average deposits	**77,653**	73,298	71,543	**6**	2
Net impaired loans[3]	**(233)**	(162)	(179)	**44**	(9)
Return on common shareholders' equity (ROE)	**15.6 %**	16.4 %	11.5 %		
Excluding specified items[1]					
Diluted earnings per share	**$ 6.22**	$ 5.75	$ 5.65	**8**	2
Return on common shareholders' equity (ROE)	**19.0 %**	19.7 %	20.0 %		
Efficiency ratio	**59.7 %**	64.7 %	63.0 %		

(1) See *Financial Reporting Method* on pages 12 and 13.
(2) According to Basel II since 2008 and according to Basel I in 2007.
(3) Net of general and specific allowances.

The Bank recorded net income of $854 million for 2009 compared to $776 million for 2008. Diluted earnings per share were $4.94 versus $4.67 a year earlier. ROE was 15.6% for 2009 versus 16.4% in 2008.

However, excluding the specified items for 2009 and 2008, the Bank's net income rose 12% to $1,061 million, and diluted earnings per share climbed 8% to $6.22. Similarly, ROE was 19.0%.

2009 financial indicators

	Results	Results excluding specified items
Growth in diluted earnings per share	**6%**	**8%**
Return on common shareholders' equity (ROE)	**15.6%**	**19.0%**
Tier 1 capital ratio	**10.7%**	**10.7%**
Dividend payout ratio[1]	**50%**	**40%**

(1) Last four quarters.

Medium-term objectives

Given the current economic situation, the Bank maintained its medium-term objectives for 2010. Growth in diluted earnings per share has been set at 5% to 10%, and the target range for return on common shareholders' equity is between 15% and 20%. The Bank's target for its Tier 1 capital ratio is more than 8.5%. Lastly, the target dividend payout ratio is between 40% and 50%.

Medium-term objectives

Growth in diluted earnings per share[1]	5% – 10%
Return on common shareholders' equity	15% – 20%
Tier 1 capital ratio	More than 8.5%
Dividend payout ratio	40% – 50%

(1) Excluding specified items.

Composition of global loan portfolio

Per business segment
As at October 31, 2009

- Corporate Banking – 14%
- Commercial Banking – 23%
- Personal Banking – 63%



Per industry
(Corporate and Commercial)
As at October 31, 2009

- Primary sector – 21%
- Construction and real estate – 16%
- Transport – 5%
- Public administration & government – 14%
- Manufacturing – 11%
- Communication – 5%
- Wholesale & retail – 12%
- Other services – 16%



High quality loans portfolio

The Bank also maintained sound credit quality. Overall, excluding specified items, the provision for credit losses in 2009 represented 0.32% of average loans and acceptances compared to 0.22% a year earlier. The provision for credit losses in fiscal 2009, excluding specified items, rose $62 million to $179 million at year-end. This increase was mainly attributable to higher provisions on credit card receivables and corporate loans. Moreover, the general allowance totalled $456 million as at October 31, 2009, up $125 million from October 31, 2008 due to the recording of a general allowance for credit risk on credit facilities secured by ABCP.

Risk profile
Credit losses and impaired loans
(millions of dollars)

	2009	2008
Provision for credit losses[1]	**179**	117
Provision for credit losses as a % of average loans and acceptances[1]	**0.32%**	0.22%
Net impaired loans	**223**	169
Gross impaired loans as a % of tangible equity	**8.3%**	7.5%
Specific allowances as a % of impaired loans	**45.2%**	45.0%
General allowance	**456**	331
Impaired loans, net of general and specific allowances	**(233)**	(162)

(1) Excluding specified items. See *Financial Reporting Method* on pages 12 and 13.

PRUDENT CAPITAL MANAGEMENT

Capital management is an important component of financial management at National Bank. It takes into account regulatory obligations, economic and market conditions, corporate objectives and creation of shareholder value.

In 2009, the Bank maintained its proactive, prudent capital management approach in order to protect itself against deteriorating markets while simultaneously ensuring sound business growth.

A solid financial foundation

According to the rules of the Bank for International Settlements (BIS) – Basel II, the Tier 1 and total capital ratios stood at 10.7% and 14.3%, respectively, as at October 31, 2009, compared to 9.4% and 13.2% as at October 31, 2008. The capital ratios increased due to the issuance of two series of preferred shares during the year for a total amount of $315 million as well as to the net income available to common shareholders (available net income). The increase in the total capital ratio was, however, mitigated by the repurchase of $250 million in subordinated debentures. If these ratios had been calculated using the former BIS rules under Basel I, they would have been 11.5% and 15.2%, respectively, as at October 31, 2009, compared to 10.1% and 14.1%, respectively, as at October 31, 2008.

Change in the Tier I and total capital ratios
(under Basel II)



A bank's capital covers the risks associated with its various activities, such as the provision for credit losses, unfavourable changes in financial markets or negative events in terms of operations. The Bank uses the Standardized Approach for credit risk and operational risk. Subject to the approval of the Superintendent of Financial Institutions (Canada) (the Superintendent), the Bank will use the Advanced Internal Rating-Based Approach for credit risk to calculate its capital ratios as of the first quarter of 2010. Using this approach will translate into an increase in Tier 1 capital by 125 to 150 basis points.

Positive contribution from the segments

In 2009, shareholder value added, i.e., available net income less a cost of capital of 11%, was $234 million. Altogether, allocated economic capital increased by 10%, reflecting growth in activities across all segments during the year.

Allocation of economic capital
Year ended October 31
(millions of dollars)

	2009	2008	% change
Average capital	**5,104**	4,551	12
Available net income	**795**	744	7
Cost of capital	**561**	501	12
Shareholder value added	**234**	243	(4)
Allocated economic capital	**3,726**	3,381	10
Unallocated economic capital	**1,378**	1,170	18
Capital allocated by segment			
Personal and Commercial	**1,412**	1,374	3
Wealth Management	**385**	396	(3)
Financial Markets	**1,750**	1,442	21
Other	**179**	169	6
Capital allocated by risk type			
Credit risk	**1,771**	1,494	19
Market risk	**754**	659	14
Operational risk	**522**	540	(3)
Business risk	**679**	688	(1)

Dividends

In fiscal 2009, the Bank declared $398 million in the form of dividends to common shareholders, representing 40% of available net income, excluding specified items.

Growth in dividends

2009	$2.48
2008	$2.48
2007	$2.28
2006	$1.96
2005	$1.72

BUSINESS SEGMENT ANALYSIS

PERSONAL AND COMMERCIAL

The Personal and Commercial segment provides transaction services, grants financing and offers insurance, savings and investment solutions to Bank clients. These products are offered by front-line sales and service personnel throughout the branches and commercial banking centres.

- More than 9,500 employees
- More than 2.4 million personal and commercial clients combined
- 328 million transactions per year
- 855 banking machines
- 445 branches
- 76 business centres

WEALTH MANAGEMENT

The Wealth Management segment develops and manages savings and investment solutions for clients of the Bank and its specialized subsidiaries and third parties. In addition to its significant position in Quebec, this segment has achieved critical mass in many centres across Canada and is growing its footprint across the country.

- 56 mutual funds
- 33 turnkey investment solutions in various investment funds
- Direct and full-service brokerage services
- Trust and portfolio management services
- Private investment services
- Wealth management services

FINANCIAL MARKETS

The Financial Markets segment serves the needs of corporations and institutions. It participates in capital markets on behalf of this clientele and the Bank in addition to providing advisory services.

- Presence across Canada
- Diverse array of investment banking activities
- Recognized risk management expertise and solutions



Business mix(1)
Year ended October 31, 2009



Geographic distribution of total revenues(1)
Year ended October 31, 2009 (2008)

Quebec – 64% (66%)
Other provinces – 25% (28%)
International and unallocated – 11% (6%)



(1) Excluding specified items.

PERSONAL AND COMMERCIAL

Segment results – Personal and Commercial
Year ended October 31
(millions of dollars)

	2009	2008	2007	% change 2009-2008	% change 2008-2007
Net interest income	1,414	1,390	1,369	2	2
Other income	880	842	823	5	2
Total revenues	2,294	2,232	2,192	3	2
Operating expenses	1,339	1,302	1,315	3	(1)
Contribution	955	930	877	3	6
Provision for credit losses	215	179	151	20	19
Income before income taxes	740	751	726	(1)	3
Income taxes	236	247	243	(4)	2
Net income	504	504	483	–	4
Net interest margin	2.51%	2.66%	2.80%		
Average assets	56,269	52,306	48,874	8	7
Risk-weighted assets	28,189	29,133	24,752	(3)	18
Average deposits	33,565	31,779	29,907	6	6
Average loans and acceptances	55,892	51,904	48,207	8	8
Net impaired loans	151	134	108	13	24
Net impaired loans as a % of loans and acceptances	0.3%	0.3%	0.2%		
Efficiency ratio	58.4%	58.3%	60.0%		

The mission of the Personal and Commercial segment is to offer the Bank's wide range of financial products and services to clients through its branches, service outlets and remote banking as well as through a network of partners coast to coast. In so doing, it can meet the diverse needs of all its clients across Canada.

Financial results

Net income for the Personal and Commercial segment reached $504 million in 2009, the same result as in 2008, despite a 20% increase in the provision for credit losses. Total revenues increased by $62 million or 3% to $2,294 million compared to $2,232 million in 2008, with identical 3% increases in both Personal Banking and Commercial Banking revenues. For the segment as a whole, revenue growth was driven mainly by higher loan volumes, which more than offset tighter spreads on deposits. Net interest margin declined to 2.51% in 2009 compared to 2.66% in 2008 and 2.80% in 2007.

Operating expenses rose 3% in 2009, reflecting substantial investments in service improvements, including the hiring of additional staff in client-facing positions, the deployment of new banking machines and the introduction of smart cards. As a result, the efficiency ratio, at 58.4%, remained stable compared to 58.3% in 2008, for a sustained improvement over 2007, when the efficiency ratio was 60.0%.

The provision for credit losses increased to $215 million from $179 million in 2008. Losses on credit card receivables and personal loans were $42 million higher than in 2008, offset partly by a decrease in credit losses at Commercial Banking.

Net income for 2008 stood at $504 million, up 4% from the figure of $483 million recorded in 2007. Revenues grew 2% owing to higher loan volumes and increased foreign exchange activities for businesses. Operating expenses declined $13 million or 1%, while the provision for credit losses increased 19% due to more difficult economic conditions.

PERSONAL BANKING

OVERVIEW

Personal Banking provides a full range of financial products and services to more than 2.3 million retail clients across Canada – from everyday transaction solutions to mortgage loans, consumer loans, credit cards and a range of savings and investment options to suit every need. Through specialized subsidiaries, the Bank offers comprehensive insurance solutions, including home and automobile coverage, life and health insurance, as well as credit protection on these loans. The Bank's products and services are conveniently accessible through telephone and Internet banking, more than 850 banking machines and approximately 450 branches.

Financial results

Total revenues for Personal Banking rose 3% to $1,544 million in 2009 compared to $1,502 million in 2008, driven mainly by growth in loan volumes. Credit volumes increased 8% compared to 2008, mainly as a result of sustained growth in secured credit, particularly home equity lines of credit. Significant growth was also recorded in investment loans.

The Bank continued to expand its insurance activities, which translated into 10% revenue growth in 2009. Despite an increase in personal deposits outstanding, revenues from savings and investing activities as well as from transaction activities decreased by 26% and 8%, respectively, mainly as a result of narrower net interest margins on deposits.

Total revenues – Personal Banking
Year ended October 31
(millions of dollars)

2009	**1,544**
2008	1,502
Change in total revenues	3 %
Credit activities	18 %
Transaction activities	(8)%
Insurance activities	10 %
Savings and investing activities	(26)%
Other activities	7 %

Retail credit including securitization
As at October 31, 2009
(millions of dollars)

Total retail credit	**40,285**
Year-over-year change	**8 %**
Secured credit	**32,725**
Year-over-year change	**9 %**
Insured residential mortgage loans	**3 %**
Conventional residential mortgage loans	**(9)%**
Home equity lines of credit	**52 %**
Total mortgage credit	**8 %**
Investment loans	**15 %**
Other personal loans	**7,560**
Year-over-year change	**2 %**
Credit card receivables	**1 %**
Regular lines of credit	**2 %**
Other loans	**2 %**

Strategies and achievements

The Bank's objective is to drive revenue growth at Personal Banking by increasing its business with existing clients and attracting new clients. This objective will be achieved through an increased emphasis on personalized service, advice and integrated solutions. Success also requires greater cooperation across organizational lines to ensure the Bank can provide each client with the level of service that meets their financial goals and aspirations. The Bank's *One client, one bank* approach, launched at the end of 2008, responds to these imperatives, and its implementation is a priority for the Bank.

Re-position the branch network as the key element of our retail distribution strategy

During 2009, the Bank reshaped the organizational structure of its Quebec branches to transform the way it serves clients. It increased the number of client-facing positions, introduced new sales tools and launched a multi-year branch upgrade program. The Bank's actions are based entirely on a client-centric approach, and the new structure and responsibilities of the branch network have one ultimate purpose: to further enhance client satisfaction. The measures deployed in 2009 clearly position the branches and their employees at the centre of the Bank's retail distribution strategy.

Regional managers now have greater accountability for their results, and all Quebec branches are led by branch managers with local market knowledge who are responsible for sales and service. Extensive training completed in 2009 stressed the development of branch managers' leadership and coaching skills.

In addition to the new branch managers, the Bank has created and staffed 90 new client-facing positions in high-potential branches, primarily investment advisors. All branch staff in client-facing roles completed a comprehensive training program on their new roles and responsibilities, client segmentation and the new sales tools and processes the Bank has developed to help them deliver a consistent standard of client experience across the branch network.

In 2009, the Bank completed major renovations and relocations involving 39 branches, with plans to upgrade an additional 126 branches in 2010 and 2011. As part of its service improvements, the Bank replaced all of the banking machines in its network during the year.

Develop intersegment synergies and the referral program

As the main entry point for clients into the Bank, branches have a pivotal role in building long-term client relationships. By increasing the number of investment advisors, the Bank has strengthened the advisory capabilities in the branches. Through training and incentives, the Bank is also promoting greater synergies, both within Personal Banking and with other business units and divisions across the Bank.

During the second half of 2009, the Bank began implementing a referral program with clear guidelines and rules of engagement to facilitate the migration of client relationships within the Bank. In addition, the Bank aligned sales force compensation in Personal Banking to support teamwork, quality service delivery and the achievement of its financial and client satisfaction objectives.

Together, these measures, combined with strong leadership throughout the Bank, will break down organizational boundaries and make *One client, one bank* a reality.

Pursue growth outside Quebec through focused initiatives

As a super regional bank, the Bank's objective is to sustain growth in its retail presence outside Quebec through targeted initiatives in selected Canadian regions. The Bank has an established foundation to build on with a network of retail branches, a qualified mobile sales force as well as third-party distribution of its products through partnership agreements.

Implementation of *One client, one bank* in its Canadian branches will take place during 2010, thereby increasing the Bank's sales and advisory capacity. The Bank will also finalize decisions for expanding the scope of its services in selected locations where it currently has a presence through its branches and Commercial Banking centres.

Increase efficiency through specific actions and continuous improvement

Effective cost management and continuous productivity improvements are vital to the Bank's profitability. Focused efforts are under way throughout the Bank to achieve economies of scale through the grouping of operational units under a single management, the development of shared service centres and the simplification and standardization of operational processes. The Bank has also centralized information technology services and renegotiated agreements with major suppliers.

Cost savings and efficiency initiatives will be used to support growth and service enhancements. In 2009, the efficiency ratio for Personal Banking remained stable despite substantial investments in the sales force, including the hiring of additional employees, deployments of new banking machines and the introduction of smart cards. In 2010, the Bank expects progress in process simplification to reduce the administrative burden on branch employees and allow more time for client-facing activities.

Highlights

Credit activities

- Retail credit volumes increased 8% despite the weak economy, led by continued growth in home equity lines of credit, particularly the popular *All-In-One Banking* solution.
- Indirect term lending volumes were higher as a result of business development agreements with large retailers and an improved offering to auto dealers. Direct term lending declined as clients opted for variable rates on personal lines of credit.
- MasterCard sales increased 10%, driven by the development of distinct premium cards and a successful marketing and sales campaign supported by television advertising.

Transaction activities and operations

- The Bank's clients conducted more than 328 million transactions, of which 90% were made electronically, including 8% through the Internet. In-branch and cheque transactions accounted for the balance.
- According to the 2009 report of rating firm Service Quality Measurement Group Inc. (SQM), the Bank's TelNat client service centre ranks among the world leaders, placing in the first quartile in six of seven performance measures and in the second quartile in the seventh measure.
- The deployment of the Bank's MasterCard *Smartcard* progressed according to plan. This technology offers greater protection against counterfeit and fraud, while providing payment flexibility through the unique PayPass feature that allows clients to settle amounts under $50 at participating merchants without signature or personal identification number.

Insurance activities

- Partnerships and referrals between National Bank General Insurance Inc., National Bank Life Insurance Company, and National Bank Insurance Firm Inc. strengthened the Bank's ability to provide clients with integrated insurance solutions.
- It was a record year for the number of new automobile and home insurance policies, and the Bank achieved a 10% increase in premiums as a result of distribution and marketing initiatives as well as the addition of value-added features such as insurance for legal costs and roadside assistance.
- Mass market premiums increased 11% (National Bank Life Insurance), driven by multichannel marketing activities and the launch of several new products, including injury and critical illness insurance.
- Premiums under management increased 18% (National Bank Insurance Firm), a testament to the Bank's strengthened positioning in group insurance.

Savings and investing activities

- Managed product volumes increased 11% as a result of the growth in financial markets during the year.
- Deposit volumes increased 5% in a competitive environment.
- Marketing and sales initiatives aimed at encouraging the opening of Tax Free Savings Accounts (TFSA) met the Bank's objectives.

Priorities and outlook for 2010

The Bank's new retail distribution model is fully in place throughout the Quebec branch network, and 2010 will mark the beginning of the execution phase. With more employees in client-facing roles and the progressive rollout of new sales tools, the Bank is now positioned to provide a higher level of service and forge closer client relationships. Personal Banking will work closely with the other parts of the Bank to offer advice and integrated solutions, in order to continue to provide the Bank's clients with convenient everyday banking services.

The Bank has a strong retail franchise and believes its *One client, one bank* approach will provide a competitive edge in the context of slow economic growth in the years ahead.

COMMERCIAL BANKING



OVERVIEW

Commercial Banking serves the needs of small and medium-sized enterprises (SME) and large companies across Canada. The Bank offers a full range of services, including credit, deposit and investment solutions, international trade services such as trade finance and foreign exchange, payroll, cash management, insurance, electronic transactions and complementary services. Among the Canadian banks, National Bank is the market share leader in Quebec in terms of commercial credit and a recognized lender in certain industry sectors outside Quebec. While providing financial and transactional solutions for businesses, the Bank is proactive in meeting the personal financial needs of entrepreneurs and business owners/managers.

Financial results

Commercial Banking revenues totalled $750 million in 2009, up 3% from $730 million in 2008. Higher credit volumes combined with improved margins resulted in a 16% increase in revenues from credit activities. This increase was partly offset by lower revenues from deposit activities due to narrower net interest margins. Revenues from other activities, which include international services such as foreign exchange, increased 4%. Foreign exchange revenues were down due to a Canadian dollar that was less volatile than its American counterpart. This decrease was more than offset by revenues from new services and higher net interest income on economic capital.

Total revenues – Commercial Banking
Year ended October 31
(millions of dollars)

	2009	2008	% change
Small businesses and SMEs	**40**	42	(5)
Commercial	**335**	282	19
Credit activities	**375**	324	16
Deposit activities	**202**	239	(15)
Other activities	**173**	167	4
Total	**750**	730	3

Strategies and achievements

The Bank's objective is to grow revenues and market share in commercial banking by increasing its penetration in non-credit activities while continuing to expand loan volumes. Under the *One client, one bank* approach, the Bank is using its large retail network to enhance service to small businesses and SME clients while taking targeted actions to strengthen relationships with larger commercial clients. The Bank is also promoting greater synergies between Commercial Banking, Financial Markets and Wealth Management to seize market opportunities in Quebec and in selected Canadian regions and industry sectors.

Enhance service to small businesses and SMEs

The Bank's new distribution strategy for small businesses and SMEs was fully deployed in Quebec during 2009, making its retail branches the key contact points for these client segments.

Nearly 875 personal banking advisors across the network have been trained to serve the needs of small businesses and their owners, with at least one resource now present in every branch, and new service packages have been developed to serve these clients.

For SMEs, the Bank hired an additional 32 managers, bringing the number of dedicated SME managers in branches to 68. SME managers now serve clients in 20% of the Bank's Quebec branches. Professionals experienced in international trade, foreign exchange and cash management, dedicated to meeting the specific needs of SMEs, have also been hired. In total, approximately 40 new positions have been created and staffed to serve the Bank's large and growing SME client base.

Expand existing relationships and attract new commercial clients

One of the Bank's priorities is to expand relationships with its existing commercial clients by providing additional products and services as well as integrated solutions. Under its new distribution model, the Bank has increased the number of client-facing positions, while continuing to build a proactive sales and advisory-services culture throughout commercial banking.

More than 40 specialist positions in financing solutions, international trade and cash management were added in 2009 to expand coverage and offer more products and solutions to commercial clients. The Bank has also embedded 28 financial planners into its commercial banking teams to offer personalized services to meet the individual needs of business owners/managers.

New tools and processes are in place to assist commercial account managers in their sales efforts. For example, a new workflow tool has been developed to support the identification of sales opportunities and sales management. The Bank is taking steps to reduce the administrative workload so that account managers can spend more time with clients, while also improving the credit granting process.

Work closely with other Bank divisions to capitalize on opportunities

The Bank's new distribution strategy emphasizes closer cooperation among the three main business segments. Commercial Banking is working closely with Financial Markets to offer merger & acquisition and other capital markets advisory services to its larger clients.

Through its close relationships with Quebec entrepreneurs, the Bank is well-positioned to capitalize on the expected wave of business ownership transfers in the coming years. Close cooperation among Personal and Commercial Banking, Wealth Management and Financial Markets will enable the Bank to capture its share of new business in advisory services and in lending and investment solutions resulting from these transactions.

Pursue growth outside Quebec

Outside Quebec, the Bank is targeting growth by increasing the scope of its offerings in markets where it already has a presence by hiring dedicated product specialists and by expanding its presence in industry sectors where its expertise is recognized.

The Bank's growth initiatives will be supported by the implementation of the *One client, one bank* approach outside Quebec in 2010, the closer integration of Commercial Banking with the Bank's branch network and closer cooperation with the Financial Markets segment.

Highlights

Credit activities

- Sustained demand for credit resulted in an 8% increase in loan volumes and bankers' acceptances.
- Improved margins on loans were due to adjusted pricing on certain products.
- More than $218 million in new lending was generated from business transfers.

Deposit activities

- Deposits increased 7% in a highly competitive environment characterized by less favourable interest rates.

Other activities

- Revenues from international services remained stable despite a decrease in margins on foreign exchange trading.
- The interest rate environment contributed to a notable increase in revenues from risk management solutions.

Priorities and outlook for 2010

The strength of the Canadian dollar and impact of the recession have strained many businesses. While continuing to support its business clients, the Bank remains vigilant in order to protect the quality of its loan portfolio.

The measures implemented in 2009 have strengthened the Bank's ability to serve small businesses, SMEs and commercial clients. For small businesses and SMEs, the Bank will increase emphasis on banking services packages as well as on transaction and financing solutions. For commercial clients, the Bank will build on its early success in risk management solutions to expand relationships by offering a full range of services. The Bank will continue to build a sales and advisory culture so that owners/managers have access to integrated solutions for their business and personal needs.

WEALTH MANAGEMENT

OVERVIEW

Wealth Management serves the investment and savings needs of a broad range of clients to whom it also offers an array of complementary services. Investment solutions, products and specialized services are provided directly to clients or through dedicated subsidiaries and business units, internal partners and third parties under an integrated offering.

- **National Bank Financial (NBF) is the leading full-service broker in Quebec, and among the largest in Canada, with more than 800 investment advisors in over 90 service outlets across the country.**
- **National Bank Direct Brokerage Inc. (NBDB) is one of the largest discount brokers in Canada and a leader in Quebec.**
- **National Bank Securities Inc. (NBS) manages and promotes the Bank's diverse selection of mutual funds.**
- **Natcan Investment Management Inc. (Natcan) delivers a full range of portfolio management services for the Bank and institutional investors.**
- **National Bank Trust Inc. (NBT) offers discretionary asset management and mutual fund administration services as well as securities custody services for institutional investors. It is a leader in Private Investment Management.**
- **The Bank is further strengthening its presence in the Canadian market through *National Bank Advisor Distribution*, which offers investment solutions and products to over 15,000 independent investment advisors across Canada and through its Correspondent Network (NBCN Inc.), Canada's premier provider of clearing and brokerage services, serving more than 100 investment management companies.**

Segment results – Wealth Management
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2009	2008	2007	% change 2009-2008	% change 2008-2007
Excluding specified items[1]					
Net interest income	**124**	137	117	**(9)**	17
Fee-based revenues	**358**	407	410	**(12)**	(1)
Transaction and other revenues	**275**	290	341	**(5)**	(15)
Total revenues	**757**	834	868	**(9)**	(4)
Operating expenses	**588**	601	626	**(2)**	(4)
Income before income taxes and non-controlling interest	**169**	233	242	**(27)**	(4)
Income taxes	**51**	77	77	**(34)**	–
Non-controlling interest	**3**	3	5	–	(40)
Net income excluding specified items	**115**	153	160	**(25)**	(4)
Specified items after taxes[1]	**–**	–	(11)	–	–
Net income	**115**	153	149	**(25)**	3
Average assets	**674**	693	662	**(3)**	5
Risk-weighted assets	**6,532**	4,451	3,782	**47**	18
Average deposits	**11,565**	9,012	7,554	**28**	19
Efficieny ratio excluding specified items	**77.7%**	72.1%	72.1%		

(1) See *Financial Reporting Method* on pages 12 and 13.

Assets under management or under administration and revenues – Wealth Management
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	Assets under management or under administration			Revenues		
	2009	2008	% change	2009	2008	% change
Personal Banking - NBF	**49,967**	44,389	13	**386**	411	(6)
NBCN Inc. (Correspondent Network)	**33,522**	51,775	(35)	**86**	94	(9)
Innocap Investment Management Inc.	**1,976**	2,679	(26)	**17**	22	(23)
National Bank Direct Brokerage	**11,626**	10,175	14	**55**	54	2
Securities brokerage	**97,091**	109,018	(11)	**544**	581	(6)
National Bank Securities	**11,864**	10,750	10	**159**	181	(12)
Natcan Investment Management	**24,391**	21,239	15	**50**	69	(28)
National Bank Trust	**59,205**	59,377	–	**84**	98	(14)
Other	**–**	–	–	**3**	3	–
Subtotal	**192,551**	200,384	(4)	**840**	932	(10)
Intercompany eliminations				**(83)**	(98)	
Total Wealth Management	**192,551**	200,384	(4)	**757**	834	(9)

(1) See *Financial Reporting Method* on pages 12 and 13.

Financial results

Wealth Management net income declined to $115 million in 2009 compared to $153 million in 2008. This decrease was primarily due to the lower revenues resulting from the economic environment and low interest rates.

Total revenues decreased 9% to $757 million compared to $834 million in 2008, as a result of a decline in assets under management and administration, lower transaction volumes, and a narrower spread on deposits. Retail assets under management and under administration declined 4% to $192.6 billion, mainly due to a decrease in assets held on behalf of member companies in the Bank's Correspondent Network.

Operating expenses declined by $13 million to $588 million, mainly due to a decrease in variable compensation. Reflecting the lower revenues, the efficiency ratio stood at 77.7% compared to 72.1% in 2008.

For 2008, net income, excluding specified items for the Wealth Management segment of $153 million, was down $7 million or 4% from 2007 due to the 15% decline in transaction revenues, which was partly offset by the rise in net interest income.

Strategies and achievements

Wealth Management, present in both Quebec and elsewhere in Canada, sees strong opportunities ahead, driven by population aging and the resulting need for investment and financial advice as well as an expected spike in the number and value of business ownership transfers in the commercial and corporate sectors during the next several years. The Bank's objectives are to raise its profile as an integrated financial group, gain more business from existing clients, accelerate its penetration in Quebec and increase its growth momentum outside the province.

Align distribution along client segments to improve service, increase referrals and optimize the client experience

Significant progress was made in 2009 to refine the Bank's wealth management offering and align internal distribution along the *One client, one bank* approach to ensure that clients receive the level of service that meets their needs and expectations, regardless of their point of entry into the Bank.

With this in mind, a major achievement was the launch of National Bank Private Wealth 1859, bringing together expertise from all of the Wealth Management subsidiaries and Personal Banking, to provide comprehensive turnkey solutions to affluent clients, including investment, private banking, insurance, tax and estate planning, trust and concierge services. This client-centric initiative was well received, and the new business unit is working closely with other Bank divisions to ensure the seamless migration of client relationships and successful capture of new business.

Clear guidelines have been established, based on client segmentation, to promote referrals across the Bank to ensure that all clients are given the opportunity to choose the level of advice and service that best suits their situation. For the high-net-worth client segment, investment advisors were twinned with financial planners to offer a comprehensive and integrated offer to banking clients. The Bank also refocused the responsibilities of in-branch financial planners in the wealth management strategy as well as their critical role in identifying referral opportunities to investment advisors and National Bank Private Wealth 1859.

An important ongoing priority is to increase the number of investment advisors and provide them with all the necessary training and support.

Offer a top-rated portfolio of investment solutions and products for the retail market

Product manufacturing is among the Bank's longstanding strengths. To achieve its growth objectives, the Bank is increasingly focusing on the development of integrated investment solutions.

During 2009, retail product development was placed under a single management, bringing together mutual funds, pooled funds, managed solutions, separately managed accounts and structured products. This new structure optimizes teamwork, idea generation and efficiency.

A major achievement was the streamlining and simplification of the Bank's portfolio of products and investment solutions, involving mutual fund mergers, changes in investment objectives and fund name changes. The end result is a better alignment of the Bank's offering with its client segments, lower fees for some funds and a more attractive integrated offering for both the advisors in the Bank's various networks and the independent advisors who distribute the Bank's products.

The Bank's investment solutions are underpinned by the strong performance of Natcan, which is responsible for managing approximately 85% of its portfolio of assets, with the balance managed by respected third-party firms. Natcan continued to surpass the majority of its performance objectives in most of the funds entrusted to it. As a result, 75% of the Bank's exclusive mutual fund portfolio solutions ranked in the first or second performance quartile on a one-year, three-year, and five-year basis as at October 31, 2009.

Its Meritage portfolios, which are distributed by independent advisors, celebrated their three-year anniversary at the end of 2009 with a stellar track record. Over a two-year period, 99% of the assets in Meritage portfolios were ranked in the first and second performance quartiles.

Create a consistent brand experience for clients and increase brand recognition

As the Bank becomes more client-centric, it is building a distinctive brand of client experience across all Wealth Management activities. Through the alignment of internal distribution, the focus on investment management solutions and training, the Bank aims to create a consistent brand experience to become the benchmark in terms of client experience in the wealth management market in Quebec and a strong player across Canada.

The Bank will be more aggressive in marketing and branding to increase its visibility as an integrated financial group. In 2009, Wealth Management spearheaded a multi-faceted bank-wide campaign to position the Bank as the leader in the Quebec retirement planning market, featuring television and print advertising, the launch of a National Bank Retirement Index, publication of a comprehensive retirement guide and four brochures, as well as numerous branch events across the network. The Bank plans to follow up in 2010 with an even more intense branding effort.

The Bank's branding in the wealth management market will prominently feature National Bank Financial Group in all communications while continuing to leverage complementary brands such as Natcan, Innocap, Altamira, Omega Funds and Meritage Portfolios. These brands have strong resonance both in Quebec and with the Bank's networks of independent advisors across Canada.

Grow revenues outside Quebec by leveraging third-party distribution

Wealth Management is well positioned to increase revenues from activities outside Quebec. One of the key components of its growth strategy is to leverage partnerships and networks developed across Canada over the years. These relationships, which have become an increasingly important source of revenues for the Bank, were previously managed by different groups.

In 2009, the Bank created a single business unit called Third-Party Business Solutions to market investment solutions and products to this large client base of Wealth Management and to expand the Bank's wholesale footprint outside Quebec.

Under its partnerships offering, the Bank has signed agreements with major non-bank financial institutions for the distribution of integrated credit and investment solutions by their advisors under the Bank's brand or their own. A new agreement was signed with Sun Life Financial at the end of fiscal 2009, and distribution of the solutions should begin in the coming months.

The Bank developed relationships with nearly 15,000 independent advisors who distribute a wide range of its banking and investment solutions under various brands. Through the Correspondent Network, it provides clearing and brokerage services to one-third of the members of the Investment Industry Regulatory Organization (IIROC). By serving these members through an integrated approach and a single point of contact, Third-Party Business Solutions is looking to increase business volumes and identify cross-selling opportunities.

Highlights

- New agreements signed in the Partnerships sector gave the Bank access to an additional 7,000 new sales representatives Canada-wide for its credit and investment solutions.
- The Bank's full-service brokerage subsidiary launched a new regional management structure for retail sales that should facilitate greater synergies with Personal Banking.
- National Bank Direct Brokerage increased its new accounts transaction volumes by 25%. The unit continued to focus on investor education as a key component of its business development strategy, including organizing online seminars on investing that has attracted thousands of participants.
- The Bank organized its mutual funds into four families – National Bank Mutual Funds, Altamira, Omega Funds and Meritage Portfolios. In so doing, it has reduced management fees and merged 29 funds with similar investment objectives, a move that has proven to be a major streamlining initiative.
- Eight of the Bank's mutual funds received Canadian Lipper Fund Awards for the best risk-adjusted returns in their category. Seven of these funds are managed by Natcan.
- Five of the Bank's mutual funds were selected among the 50 best funds available in Quebec, in a ranking compiled by industry veteran Michel Marcoux and published in the September 2009 issue of *Les Affaires Plus* magazine. Three of the funds are managed by Natcan.

Priorities and outlook for 2010

After a year of significant internal alignment and difficult market conditions, Wealth Management will strive to resume growth in revenues and assets in 2010. To do so, it will focus more on attracting new clients while continuing to build on existing relationships. The Bank expects to benefit from the integration of various business development teams into a single, unified group in 2009, an integrated offering of investment management solutions and heightened marketing and sales activities.

FINANCIAL MARKETS

OVERVIEW

Financial Markets provides corporate, public sector and institutional clients with banking and investment banking services, as well as giving its clients access to the Canadian capital markets through its fixed income, equities and derivatives business lines.

As the leading investment bank in Quebec with a strong presence across Canada, the Financial Markets segment provides a diverse range of financing solutions, from bank credit to debt and equity. It offers extensive advisory services in the areas of mergers and acquisitions and financing as well as risk management products based on its derivative activities in interest rates, equities, foreign exchange and commodities.

In fixed income and equities, the Bank is a major Canadian player, providing origination, underwriting, distribution, top-ranked research and liquidity through secondary market activities. Through offices outside Canada, it markets Canadian debt and equities to institutional investors in the United States, the United Kingdom and Continental Europe. The Financial Markets segment is also active in proprietary trading and investment activities.

Segment results – Financial Markets
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2009	2008	2007	% change 2009-2008	% change 2008-2007
Excluding specified items[1]					
Net interest income	**790**	708	(26)		
Other income	**639**	196	1,274		
Non-controlling interest	**2**	197	(46)		
Total revenues	**1,431**	1,101	1,202	**30**	(8)
Operating expenses	**681**	634	692	**7**	(8)
Contribution	**750**	467	510	**61**	(8)
Provision for credit losses	**26**	2	–	**–**	–
Income before income taxes and non-controlling interest	**724**	465	510	**56**	(9)
Income taxes	**220**	134	159	**64**	(16)
Non-controlling interest	**1**	1	(1)	**–**	–
Net income excluding specified items	**503**	330	352	**52**	(6)
Specified items after taxes[1]	**–**	57	(17)	**(100)**	–
Net income	**503**	387	335	**30**	16
Average assets	**97,805**	87,196	88,854	**12**	(2)
Risk-weighted assets	**23,886**	24,485	20,802	**(2)**	18
Average deposits	**32,720**	32,833	34,447	**–**	(5)
Average loans and acceptances (corporate and investment banking only)	**7,072**	6,247	5,562	**13**	12
Net impaired loans	**72**	35	21	**106**	67
Net impaired loans as a % of average loans and acceptances	**1.0%**	0.6%	0.4%		
Efficiency ratio excluding specified items[2]	**47.6%**	57.6%	57.6%		

(1) See *Financial Reporting Method* on pages 12 and 13.
(2) Adjusted for gains or losses mainly attributable to third parties.

Financial results

Financial Markets net income increased 30% in 2009 to $503 million from $387 million in 2008. Total revenues rose 58% to $1,429 million from $904 million in 2008. Including non-controlling interest related to trading activities, revenues totalled $1,431 million compared to $1,101 million in 2008.

Revenue growth was driven mainly by trading activities on behalf of clients. Revenues from banking services were also up, reflecting higher demand for bank credit, while financial market fees were slightly higher than in 2008. Gains on available-for-sale securities amounted to $93 million in 2009, whereas impairment losses of $24 million had been incurred in 2008 due to the unfavourable capital markets environment. These increases were mitigated by a decline in *Other revenues*, which is explained by the gain recorded in 2008 on the sale of an interest in Asset Management Finance Corporation.

Operating expenses were $681 million, up 7% from $634 million in 2008, driven mainly by higher variable compensation arising from the strong financial performance in the year. The efficiency ratio was 47.6% compared to 57.6% in 2008. Reflecting weaker economic conditions, the Financial Markets segment recorded a provision for credit losses of $26 million. This compares with a provision of $2 million in 2008.

Average assets, consisting primarily of securities, increased to $97.8 billion compared to $87.2 billion in 2008. Credit to corporations increased to $7.1 billion compared to $6.2 billion in 2008. This explains the 28% increase in revenues from banking services.

Net income before specified items for 2008 totalled $330 million as against $352 million in 2007. The decrease of 6% was primarily attributable to the declines in trading revenues and financial market fees resulting from market conditions that prevailed during the previous fiscal year.

Revenue breakdown – Financial Markets
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2009	2008	% change
Excluding specified items[1]			
Adjusted for non-controlling interest			
Trading activity revenues			
Equities	**206**	148	39
Fixed income	**387**	91	325
Commodities and foreign exchange	**91**	114	(20)
	684	353	94
Financial market fees	**227**	223	2
Gains (losses) on available-for-sale securities, net	**93**	(24)	
Banking services	**239**	186	28
Other	**188**	363	(48)
Total	**1,431**	1,101	30

(1) See *Financial Reporting Method* on pages 12 and 13.

Strategies and achievements

In 2009, the Financial Markets segment completed the second year of its five-year strategic plan with results ahead of objectives. During this time, activities have been organized along client needs and there has been heightened emphasis on information sharing and internal collaboration across business lines within Financial Markets and with other Bank divisions, consistent with the Bank's *One client, one bank* approach.

Over the year, the Financial Markets segment made substantial progress towards the key priorities of its strategy.

Increase focus on Canadian mid-market companies

The Bank aims to deepen relationships with Canadian mid-market companies and generate revenue growth by leveraging its differentiation compared to investment banking boutiques and investment dealers owned by financial institutions. Responsive and solutions-driven, the Bank is recognized for its ability to provide a customized level of service to each client while also offering a complete array of solutions that are backed by a strong balance sheet. Its strategy is to use the resulting competitive advantage to increase its share of the Canadian mid-market by offering more services and developing new relationships with emerging companies.

The organizational alignment around client needs allows the Bank to deploy resources from corporate and investment banking, sales, trading and research to its target sectors in a coordinated fashion. It is expanding its coverage and competing by providing clients with advisory services, integrated solutions to accessing the capital markets and comprehensive risk management solutions.

In the junior energy sector, where the Bank is well established as a major lender, it has built a strong investment banking presence by hiring senior equity market professionals and aligning its advisory, sales, trading and research activities to serve the needs of companies. The Bank has also broadened its offering by establishing a commodity derivatives team based in Calgary to offer price hedging tools to these clients.

With an increased focus on mid-market companies, the Bank has generated excellent results with existing clients and has been successful in raising its profile in target sectors. The true extent of its success should be evident in the coming years as the economy stabilizes and conditions improve in equity capital markets.

Deploy risk management solutions to corporate and commercial clients

The Bank sees revenue growth opportunities in risk management products for both corporate and commercial clients. Its strategy is to work closely with corporate clients to identify their needs and develop products in all asset classes to help them manage risks. As part of its approach, risk management solutions are built into advisory and financing proposals. The Bank has also developed a broader offering of risk management solutions designed for its commercial and SME clients and sold through its advisory channels. This expanded offering builds on the Bank's existing relationships and historically strong position as a provider of international trade services to this client base, mainly foreign exchange products.

The number of corporate and commercial clients actively using interest rate, energy and foreign exchange risk management products increased significantly in 2009.

Become the Canadian leader in structured products

The Bank is building on its strong position in structured products for retail and institutional investors to maintain its leadership in the Canadian market. This is being achieved through the allocation of resources to design products that meet specific client needs and provide secondary market liquidity through the implementation and maintenance of state-of-the-art trading systems.

Highlights

Strength in the fixed income markets resulted in a number of notable achievements in this segment.

- The Bank led 19 issues for Quebec public sector borrowers, including the Government of Quebec, Hydro-Québec and Financement Québec, raising a total of $9.2 billion.
- For the Province of British Columbia, the Bank was the sole lead manager for an $800 million issuance, representing the Bank's first lead of a syndicated issuance outside of Quebec. It also co-led a $1.0 billion two-tranche Province of Ontario issue, the first-ever provincial billion-dollar-bought deal in Canada. The Bank's number one position in municipal financing continued, including leading three issues for the City of Montreal for a total of $670 million and its first-ever sole lead manager position for the Municipal Finance Authority of B.C. for a $290 million issuance.
- For corporate clients, the Bank acted as co-lead on a $1.0 billion note offering for Manulife Financial Capital Trust II that qualified as Tier 1 capital for regulatory purposes. It was a joint lead for two Hydro One Inc. issues totalling $600 million. For Bombardier Inc., the Bank was sole lead arranger and bookrunner on a US$500 million revolving credit facility, the first non-investment grade financing in Canada based on credit default swaps pricing. It also acted as co-lead for the $350 million medium term notes issued by Bell Aliant Regional Communications LP, for the $275 million issue by Ontario Air Ambulance Service and a $200 million issue by AltaGas Income Trust.

In the equity market, the Bank led several new issues in the year with notable transactions including a $115 million issue of convertible debentures for Cominar REIT as well as acting as co-lead on a $185 million secondary offering of Cineplex Galaxy Income Fund units held by Onex Corporation.

Priorities and outlook for 2010

The strategic plan for the Financial Markets segment builds on its strengths and reinforces the diversification of its activities. Key priorities in 2010 are to continue the internal alignment of resources along client lines while increasing teamwork and collaboration with other Bank divisions.

The gradual recovery in the economy and investor confidence observed in the second half of 2009 should lead to higher capital markets activity in 2010. If liquidity continues to improve, greater opportunities are expected in merger and acquisition advisory services and equity financing by existing and new issuers after two years of decline.

The Bank's fixed income group is well positioned to serve the growing financing needs of the government sector. It has also expanded its offering to this sector by setting up a specialized team to focus on infrastructure financing in anticipation of major government projects in the coming years.

The Financial Markets segment has consistently generated superior risk-adjusted returns through the diversification of its activities, strong risk management and effective controls. These principles underpin its long-term strategy which is based on leveraging its current strengths and relationships by focusing solely on client needs.

OTHER



Segment results – Other
Year ended October 31
(millions of dollars)

	2009	2008	2007
Excluding specified items[1]			
Net interest income	**(402)**	(320)	(323)
Other income	**231**	95	28
Total revenues	**(171)**	(225)	(295)
Operating expenses	**55**	22	23
Provision for credit losses	**(62)**	(64)	(48)
Loss before income taxes and non-controlling interest	**(164)**	(183)	(270)
Income tax recovery	**(159)**	(191)	(226)
Non-controlling interest	**56**	48	18
Net loss before specified items	**(61)**	(40)	(62)
Specified items after income taxes[1]	**(207)**	(228)	(364)
Net loss	**(268)**	(268)	(426)
Average assets	**(13,770)**	(11,876)	(12,426)

(1) See *Financial Reporting Method* on pages 12 and 13.

The *Other* heading presents revenues and expenses that are not specifically allocated to any one of the Bank's business segments. The data provided in this heading includes securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of corporate units such as *Technology, Business Intelligence and Organizational Performance*; *Operations*; *Human Resources & Corporate Affairs*; and *Finance, Risk and Treasury*.

Financial results

The net loss excluding specified items for the *Other* heading of segment results was $61 million for 2009 compared to $40 million one year earlier. Securitization activities contributed $75 million in 2009, up $57 million due to the higher volume of securitized mortgage loans and the favourable interest rate spread. This contribution was more than offset by the decrease in net interest income on excess capital due to lower interest rates and the increase in operating expenses related to variable compensation, severance pay, marketing expenses and the allowance for litigation. After tax, specified items totalled $207 million in 2009 and consisted of charges related to holding ABCP and a general allowance for credit losses on loans and credit facilities granted to clients holding ABCP and secured by ABCP. In 2008, specified items after tax totalled $228 million, consisting of $180 million related to holding ABCP, $36 million for the write-off of intangible assets and $44 million in restructuring charges. These items were partly reduced by the $32 million gain on the sale of the subsidiary in Nassau.

Securitization

The Bank uses securitization as an effective method of financing, transferring risk and managing capital. The Bank participates in both the Mortgage-Backed Securities program issued in accordance with the *Canadian National Housing Act* (NHA) and the Canada Mortgage Bond (CMB) program. The Bank also periodically sells, on a revolving basis, new credit card receivables to a trust to replace receivables that are paid by clients. As at October 31, 2009, the outstanding amount of NHA securities issued by the Bank and sold to third parties totalled $7.5 billion compared to $6.7 billion for 2008. The increased gain from the sale of assets ($302 million for 2009 compared to $181 million for 2008) was mainly due to an increase of the excess spread on mortgage loans sold during fiscal 2009. Refer to Note 11 to the consolidated financial statements, *Transfer of receivables*, for additional information.

Corporate units

The *Technology, Business Intelligence and Organizational Performance* unit ensures that IT standards and solutions are developed to support the long-term business aspirations of the Bank to increase efficiency of corporate functions aligned with client needs in all sectors.

As for the *Operations* unit, it is a strategic, proactive and trusted business partner having a focus on quality of service and productivity, in order to have a positive impact on the client experience.

The *Human Resources & Corporate Affairs* unit acts as a trusted business partner in managing human resources, especially in strategy design and implementation of any changes within the organization. It also assists all units within the Bank in strengthening the Bank's name and reputation in the markets they serve.

As for the *Finance, Risk and Treasury* unit, it provides various specialized services, including strategic and financial planning, financial reporting, tax, capital management, risk management, funding and asset/liability management (Treasury results are included in the Financial Markets segment). The various units support business lines and corporate functions in their financial performance, ensure compliance with regulatory requirements and reporting to stakeholders. Refer to pages 55 to 63 for additional information about risk management.

FINANCIAL ANALYSIS

Analysis of consolidated results

Total revenues

In 2009, total revenues on a taxable equivalent basis amounted to $4,279 million, up $434 million or 11% from 2008 (see Table 1 on page 66). Excluding the specified items for 2009 and 2008, total revenues on a taxable equivalent basis were $4,457 million, up $504 million or 13% from a year earlier.

Net interest income

Net interest income totalled $2,095 million in 2009 versus $1,978 million in 2008 (see Table 2 on page 66), for an increase of $117 million. Net interest income at Personal and Commercial increased by $24 million or 2% to total $1,414 million in 2009. Loan and deposit volumes experienced strong growth owing to the $4.0 billion increase in average assets, particularly in consumer loans and home equity lines of credit. A narrowing of the net interest margin resulted mainly from lower interest rates, thereby reducing the net interest margin on deposits, partly offset by a wider net interest margin on credit card receivables. Net interest income at Wealth Management totalled $124 million, down $13 million due to the narrower spread on deposits, particularly in the high-interest account. At Financial Markets, the $82 million year-over-year increase in net interest income came mainly from trading activities and should be examined together with the other items that make up trading activity revenues. Furthermore, net interest income from the ABCP portfolio was $40 million in 2009 compared to a financing cost of $63 million in 2008, due to the collection of interest in arrears and the restructuring of ABCP. Lastly, the loss recorded in net interest income in the Other heading decreased by $24 million.

Other income

Other income on a taxable equivalent basis totalled $2,184 million in 2009 compared to $1,867 million the previous year (see Table 3 on page 67). Trading revenues allocated to *Other income* grew $278 million to total $31 million in 2009. Including the portion allocated to net interest income and non-controlling interest, trading revenues reached $692 million, up $304 million from 2008 (see Table 4 on page 67). The increase was mainly attributable to fixed-income securities resulting from higher transaction volumes and a favourable rate curve.

As shown in Table 3 on page 67, underwriting and advisory fees went from $312 million in 2008 to $329 million in 2009, for an increase attributable to a higher number of public issuances than in 2008. Securities brokerage commissions totalled $220 million, a $20 million decrease explained mainly by fewer transactions for brokerage activities during the year. Card service revenues, revenues from lending fees, and revenues from acceptances and letters of credit and guarantee totalled $296 million in 2009, a $71 million increase from last year that stems from a higher mortgage prepayment rate and an increase in bankers' acceptances. Deposit and payment service revenues were up slightly by $2 million, totalling $230 million for 2009.

A lower average volume of assets under management and administration than in 2008, resulting from a downturn in the stock markets, explains the decrease in revenues from trust services and mutual funds, which stood at $327 million in 2009 versus $354 million in 2008.

Securitization revenues amounted to $351 million, up $125 million or 55% due to a higher volume of new securitization activities of insured mortgage loans and favourable rate spreads. The *Other* category of *Other income* totalled $270 million, a decrease of $107 million that is largely due to the gain recorded on the sale of an investment in Asset Management Finance Corporation and the $32 million gain on the sale of the Bank's subsidiary in Nassau in 2008.

Provision for credit losses

The provision for credit losses was $305 million in 2009 (see Table 5 on page 68), an increase of $161 million that is partly attributable to a $126 million increase in the allowance for credit facilities to clients holding ABCP, which brought the general allowance to $456 million.

The provision for consumer credit losses was increased $21 million to $96 million in 2009 given the strong growth in losses on credit card receivables. The provision for credit losses for commercial loans was $53 million in 2009, down $6 million from 2008. Lastly, a $26 million provision for credit losses was taken for corporate financing activities in 2009, compared to $2 million in 2008, due to a more difficult economic environment. Overall, the specific provisions for credit losses in 2009, excluding specified items, accounted for 0.32% of average loans and acceptances compared to 0.22% in 2008, which is relatively low given the current economic environment.

Operating expenses

Operating expenses stood at $2,662 million in 2009, down $33 million or 1% from the previous year (see Table 6 on page 69). Excluding the specified items for 2009 and 2008, operating expenses posted an increase of $104 million or 4%.

Salaries and staff benefits stood at $1,538 million in 2009, up 6% from last year. Factors contributing to this increase included the increased staffing needed to implement a new distribution model in the branch network and the higher variable compensation at Financial Markets, given the significant increase in revenues in this segment.

Technology expenses, including amortization, stood at $390 million, down $55 million from 2008 due to a $54 million write-off of intangible assets in the fourth quarter of 2008. Occupancy expenses were $155 million in 2009, representing a $17 million increase partly attributable to an adjustment to the provision for vacant premises. Professional fees were $180 million in 2009, down $34 million from last year when expenses were incurred for a business process review, technology developments and ABCP-related charges. In 2008, restructuring charges of $66 million, consisting of severance payments and fees to professional services firms, were recorded, but no charge of this kind was recorded in 2009. Advertising and external relation expenses stood at $50 million, for a year-over-year increase of $7 million attributable to events related to the Bank's 150th anniversary.

Income taxes

Detailed information about the Bank's income taxes is provided on page 143 in Note 26 to the consolidated financial statements. For fiscal 2009, income taxes amounted to $252 million, for an effective tax rate of 21.7%, compared to income taxes of $167 million in 2008, for an effective tax rate of 20.9%.

Quarterly financial information

Certain trends and factors have an impact on quarterly earnings, revenues and expenses. A summary of results for the past 12 quarters is provided in the *Quarterly Results* table on pages 64 and 65. The results for the past eight quarters have been affected by various favourable and unfavourable factors.

- Over the past eight quarters, the Bank recognized a number of ABCP-related items, including an impairment charge, a loss on available-for-sale securities, interest received or receivable on ABCP held, losses and gains on economic hedge transactions, ABCP-related financing costs and professional fees, and a provision for credit losses related to ABCP-secured credit facilities.
- The results for the first quarter of 2008 included a gain on the sale of the Bank's subsidiary in Nassau.
- The results for the third quarter of 2008 included a gain from the merger of Montreal Exchange Inc. and TSX Group Inc.
- A restructuring charge was recorded in the fourth quarter of 2008.
- In the fourth quarter of 2008, a loss resulting from a write-off of intangible assets was recorded.
- The results of the four quarters of 2008 were affected by a number of acquisitions.

Consolidated net income over the past eight quarters has been positive, demonstrating sustained performance by the Bank's business segments despite the impact of ABCP in certain quarters. Effective cost management helped to maintain this trend as well.

Net interest income stabilized over the past two quarters of 2009. The quarter-to-quarter fluctuation in net interest income stems mainly from the volatility in net interest income from trading activities.

The decreases in *Other income* in the fourth quarter of 2008 and the first quarter of 2009 were due to the various ABCP-related items recorded in those periods. However, in the third and fourth quarters of 2009, *Other income* increased substantially owing to trading activity revenues. The provision for credit losses has trended upward over the past eight quarters as a result of growth in consumer and commercial loan volumes coupled with a deteriorating credit quality, particularly on credit card advances. Still, credit quality remained solid in the current economic environment. The increase in the provision for credit losses in the first quarter of 2009 was mainly due to the provision for credit facilities granted to clients holding ABCP. The increase in expenses in the fourth quarter of 2008 was due to a restructuring charge and a write-off of intangible assets. Non-controlling interest declined significantly, from income being reported in 2008 to an expense in 2009. This change was mainly due to losses stemming from third-party use of the Innocap platform in 2008. The income tax rate remained stable over the past eight quarters, except during the second quarter of 2008, when it decreased considerably further to an increase in tax-exempt income. In addition, tax recoveries were recorded in the fourth quarter of 2008 and the first quarter of 2009 due to the recognition of expenses related to holding ABCP.

For additional information concerning the fourth quarter of 2009, visit the Bank's website at www.nbc.ca and SEDAR's website at www.sedar.com to consult the Press Release for the fourth quarter of 2009, filed on December 3, 2009.

Analysis of Consolidated Cash Flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movements that can impact certain assets and liabilities, including held-for-trading securities, securities sold short, or securities sold under repurchase agreements.

In 2009, cash and cash equivalents decreased by $1.3 billion compared to an increase of $0.5 billion in 2008. As at October 31, 2009, cash and cash equivalents totalled $2.2 billion versus $3.5 billion at the same date last year.

Operating activities in 2009 required $0.4 billion in cash, mainly due to a $3.1 billion increase in held-for-trading securities, offset by a $0.6 billion increase in amounts due to clients, dealers and brokers and a $1.6 billion change in other items. In 2008, operating activities required $1.5 billion in cash, mainly due to a $3.0 billion increase in held-for-trading securities and a $2.0 billion decrease in amounts due to clients, dealers and brokers, offset by a $2.0 billion decrease in amounts due from clients, dealers and brokers and a $1.1 billion change in other items.

Financing activities generated cash inflows of $1.6 billion in 2009, mainly due to a $5.6 billion increase in securities sold under repurchase agreements, partly offset by a $2.6 billion decrease in obligations related to securities sold short and a $0.9 billion decrease in deposits. In 2008, financing activities generated cash inflows of $11.6 billion, mainly due to a $5.1 billion increase in securities sold under repurchase agreements and a $5.2 billion increase in deposits as well as to $0.8 billion from the issuance of NBC CapS II securities.

Lastly, investing activities in 2009 required $2.5 billion in cash. The $4.1 billion in cash generated by securitization activities was used to fund a portion of the $5.3 billion growth in loan volumes, while the $1.4 billion increase in available-for-sale securities accounted for the remainder of the use of funds. In 2008, investing activities required $9.6 billion in cash, mainly due to a $7.3 billion increase in loans, a $3.7 billion increase in available-for-sale securities and a $1.9 billion increase in securities purchased under reverse repurchase agreements, partly offset by $3.8 billion in proceeds from securitization activities.

Analysis of Consolidated Balance Sheet

As at October 31, 2009, the Bank had total assets of $132.1 billion compared to $129.3 billion at year-end 2008, a 2% increase (refer to the Consolidated Balance Sheets on page 78) that stems mainly from securities and, to a lesser extent, loans.

Cash and deposits with financial institutions

Cash and deposits with financial institutions totalled $2.2 billion as at October 31, 2009, down $1.5 billion or approximately 40% from $3.7 billion a year earlier. A description of the Bank's liquidity risk management practices is provided on pages 61 and 62 of this Annual Report.

Securities

Securities totalled $50.2 billion as at October 31, 2009 (representing 38% of total assets), up $4.0 billion from $46.2 billion as at October 31, 2008. Available-for-sale securities, i.e., securities generally held long term, totalled $13.3 billion at year-end, up $1.0 billion since October 31, 2008. The increase in available-for-sale securities is attributable to a $2.0 billion increase in acquisitions of securities issued or guaranteed by the Government of Canada, partly offset by a decrease in other debt securities. Held-for-trading securities rose $3.1 billion from the previous year due to growth in equity securities and other debt securities as part of business strategies on the financial markets. The Bank's market risk management policies are described on pages 59 to 61 of this Annual Report. Lastly, securities purchased under reverse repurchase agreements stood at $7.6 billion as at October 31, 2009, a slight $0.2 billion decrease from the same date last year.

Loans and acceptances

Accounting for almost 44% of total assets, loans and acceptances amounted to $58.4 billion as at October 31, 2009, for an increase of $2.4 billion or 4%.

Outstanding mortgage loans totalled $15.0 billion as at October 31, 2009, down $0.4 billion due in large part to a $0.8 billion increase in securitized loans and a $0.2 billion increase in mortgage loans transferred to a mutual fund, partly offset by a $0.3 billion decrease in mortgage-backed securities retained. As at October 31, 2009, mortgage loans, including securitized loans, amounted to $23.3 billion versus $23.1 billion a year earlier. The modest growth in conventional mortgage loans was mainly due to the popularity of home equity lines of credit.

Personal loans and credit card receivables totalled $18.3 billion at year-end 2009, up 17% from $15.7 billion at year-end 2008. This significant increase owes to the volumes generated by the various partnerships entered into by the Bank as well as to home equity lines of credit. At $1.9 billion before securitization, credit card receivables were unchanged from October 31, 2008. As at October 31, 2009, the Bank had securitized $1.2 billion in credit card receivables, the same amount as last fiscal year.

Totalling $25.1 billion at October 31, 2009, loans and acceptances to businesses and government consisted mostly of $16.4 billion in loans to small and medium-sized enterprises, for an increase of about $0.9 billion since year-end 2008. Corporate loans and acceptances were unchanged from 2008, totalling $7.0 billion as at October 31, 2009.

Table 8 on page 71 shows, among other information, commercial loans by industry type as at October 31, 2009 and 2008 and as at September 30 for the years 2005 to 2007. In 2009, the proportion of residential mortgage loans to total loans fell slightly to 28.1% from 29.4% in 2008, while personal loans now account for 34.3% of total loans versus 30.1% in 2008. The main reason for these changes was the popularity of home equity lines of credit over conventional residential mortgage loans. As for commercial loans, the construction and real estate industry's share of the portfolio continued to grow, rising from 2.4% of loans outstanding in 2008 to 3.2% in 2009. The financial institutions industry, on the other hand, represented only 5.7% of the loan portfolio as at October 31, 2009 compared to 6.6% a year earlier.

Impaired loans

Gross impaired loans totalled $407 million as at October 31, 2009 versus $307 million as at October 31, 2008, for an increase of 33% (see Table 9 on page 71). These loans represented 7% of adjusted tangible capital and allowances, for a slight 1% increase since October 31, 2008. Net of specific allowances, impaired loans totalled $223 million, representing a year-over-year increase of $54 million owing to almost all types of impaired loans but, more specifically, to credit granted to corporations.

A detailed description of the Bank's credit risk management practices is provided on pages 56 to 59 of this Annual Report as well as in Note 5 to the consolidated financial statements.

Other assets

As at October 31, 2009, other assets amounted to $13.7 billion compared to $15.6 billion at the same date in 2008. This item consists mainly of the fair value of derivative financial instruments, premises and equipment, goodwill, intangible assets, amounts due from clients, dealers and brokers, and other assets. The $1.9 billion decrease stems mainly from a decrease in the fair value of derivative financial instruments, which totalled $7.5 billion as at October 31, 2009 versus $9.8 billion at the same date a year earlier.

Deposits

Deposits totalled $75.2 billion as at October 31, 2009, a slight $0.9 billion or 1% decrease from last year. Personal deposits of $34.6 billion, as shown in Table 10 on page 72, accounted for 46% of all deposits, for an increase of $1.5 billion or 5%. This increase was mainly due to client preference for traditional savings products in uncertain economic conditions, particularly transaction accounts and the high-interest CashPerformer account. An overview of total personal savings is provided on page 44.

As at October 31, 2009, commercial deposits totalled $18.4 billion, up $2.1 billion from last year as businesses, like individuals, were more prudent in managing their liquidity. At $22.2 billion, purchased funds decreased $4.5 billion from $26.7 billion last year, as the Bank reduced its cash as the interbank market gradually returned to normal. In 2009, purchased funds came more from the United States, which explains the increase in U.S. deposits from $4.3 billion as at October 31, 2008 to $7.1 billion at the end of fiscal 2009.

Other liabilities

Other liabilities, excluding acceptances, totalled $41.5 billion as at October 31, 2009, up 6% from $39.2 billion the previous year. This year-over-year increase was largely the result of a $5.6 billion increase in securities sold under repurchase agreements and a $1.3 billion increase in other liabilities. These increases were offset by a $2.6 billion decrease in obligations related to securities sold short and a $2.6 billion decline in the fair value of derivative financial instruments.

Subordinated debentures

Subordinated debentures stood at $2.0 billion at year-end, a $238 million decrease from last year due to a repurchase for cancellation of $250 million in subordinated debentures on April 16, 2009 as well as to the change in the adjustment to the carrying value of debentures covered by a fair value hedge.

Contractual obligations

As at October 31, 2009
(millions of dollars)

	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	**864**	**–**	**–**	**–**	**864**
Subordinated debentures	**–**	**–**	**–**	**1,897**	**1,897**
Obligations under leases for premises, equipment and furniture, contracts for outsourced IT services, and other contracts[1]	**538**	**796**	**520**	**539**	**2,393**
	1,402	**796**	**520**	**2,436**	**5,154**

(1) The majority of these commitments are related to operating leases.

Non-controlling interest

Non-controlling interest was $1.2 billion as at October 31, 2009, for a $0.8 billion decrease that resulted mainly from a decrease in non-controlling interests in consolidated entities in accordance with the application of AcG-15, since certain Innocap Investment Management Inc. funds no longer met the consolidation criteria. For additional information, refer to the *Special Purpose Entities* table on page 47 and to Note 21 to the consolidated financial statements.

Shareholders' equity

As at October 31, 2009, the Bank's shareholders' equity totalled $6.5 billion versus $5.5 billion as at October 31, 2008. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 81 of this Annual Report, presents the items that make up shareholders' equity. The increase was mainly due to net income less dividend payments and the issuances of preferred shares.

During 2009, the Bank issued First Preferred Shares Series 24 and 26 for a total consideration of $315 million. The Bank did not repurchase any common shares during the year.

As at October 31, 2009, the Bank had 161.2 million common shares issued and outstanding compared to 159.4 million a year earlier. In addition, six series of preferred shares were outstanding at year-end. The table below provides the details of the capital stock.

Shares and stock options

As at October 31, 2009	Number of shares	$ million
First Preferred Shares		
Series 15	**8,000,000**	**200**
Series 16	**8,000,000**	**200**
Series 20	**6,900,000**	**173**
Series 21	**8,050,000**	**201**
Series 24	**6,800,000**	**170**
Series 26	**5,800,000**	**145**
	43,550,000	**1,089**
Common shares	**161,201,125**[1]	**1,729**
Stock options	**7,798,096**[1]	

(2) As at November 27, 2009, there were 161,682,766 common shares and 7,773,051 stock options outstanding.

Regulatory capital

The Bank's Tier 1 and total capital ratios, according to the rules of the Bank for International Settlements (BIS) – Basel II – were 10.7% and 14.3%, respectively, as at October 31, 2009 compared to 9.4% and 13.2%, respectively, as at October 31, 2008.

The increase in the capital ratios is attributable to the net income for the year and to the issuances of preferred shares in an amount of $315 million. The total capital ratio was also affected by the repurchase of $250 million in subordinated debentures. Under the rules of Basel II, risk-weighted assets remained stable at $58.6 billion as at October 31, 2009 compared to $58.1 billion as at October 31, 2008.

If these ratios had been calculated using the former BIS rules – Basel I – they would have been 11.5% and 15.2%, respectively, as at October 31, 2009 compared to 10.1% and 14.1%, respectively, as at October 31, 2008. Under Basel I, risk-weighted assets would have been $56.3 billion as at October 31, 2009. For additional information, refer to Table 14 on page 74.

Subject to Superintendant approval, the Bank will use the Advanced Internal Rating-Based Approach (the Advance IRB Approach) for credit risk to calculate capital ratios starting in the first quarter of 2010. Using this approach will translate into an increase in Tier 1 capital ratio by 125 to 150 basis points.

Capital management standards and procedures are explained in greater detail on pages 53 and 54 of this Annual Report. Additional information about capital management is provided in Tables 11 to 14 and on pages 72 to 74 as well as in Note 6 to the consolidated financial statements.

Related party transactions
The Bank grants loans to its directors and officers under various conditions. Loans to eligible officers are granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the posted rate less 2%; personal loans bear interest at the client rate divided by two; credit card advances bear interest at a prescribed fixed rate in accordance with Bank policy; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by two. The amounts granted by the Bank to its directors and officers are not material.

For personal loans and personal lines of credit, employees may not borrow more than 50% of their annual gross base salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Moreover, in accordance with the *Bank Act* (Canada), the aggregate of loans granted to an officer of the Bank, excluding a mortgage loan granted on the officer's principal residence, cannot exceed two times the officer's base salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence as well as with directors and officers under conditions similar to those offered to non-related third parties.

Moreover, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. For additional information, refer to Note 24 to the consolidated financial statements.

Master asset vehicles
On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached between all the main stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, concerning the restructuring of $32 billion in third-party ABCP. The implementation of the restructuring plan was finalized on January 21, 2009.

Restructuring plan
The affected ABCP was replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets, with the pooling of certain assets as well as the establishment of margin funding facilities to support any future collateral calls.

The series of affected ABCP supported in whole or in part by synthetic assets were pooled into the Master Asset Vehicles (I and II) as follows:

- Master Asset Vehicle I (MAV I) is a vehicle for investors who elected to commit their pro rata share of a margin funding facility associated with their underlying assets;
- Master Asset Vehicle II (MAV II) is a vehicle for investors who elected to commit less than, or none of their pro rata share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV I and MAV II are provided by third-party lenders, including Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they will be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at October 31, 2009, no amount had been advanced by the Bank.

The key parties to the restructuring also agreed to enhance the transaction by including a moratorium of 18 months following the closure, i.e., January 21, 2009, during which time margin calls would not be permitted.

In connection with the contribution to MAV I and MAV II of assets supported by the margin funding facility, investors received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in January 2017. Ineligible assets in MAV I and MAV II were segregated, and noteholders holding series of ABCP secured in part by ineligible assets received ineligible asset (IA) tracking notes that reflect the performance of the underlying individual asset.

A third vehicle, which silos each series secured exclusively by traditional assets or ineligible assets, was created under Master Asset Vehicle III (MAV III). Two main types of notes were created in MAV III: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

On January 21, 2009, MAV I and MAV II Class A-1 and Class A-2 notes were assigned an "A" rating. On August 11, 2009, MAV II Class A-2 notes were downgraded to BBB (low), and the rating "under review with negative implications" was maintained. The ratings assigned to MAV I Class A-2 notes were also rated "under review with negative implications." The "A" ratings of Class A-1 notes issued by the MAVs were maintained. During the last two quarters of 2009, credit premiums improved.

As at October 31, 2009, the face value of ABCP held by the Bank was $1,954 million ($2,198 million as at October 31, 2008), of which $1,685 million was designated as *Held-for-trading securities* under the fair value option, and an amount of $269 million was classified as *Available-for-sale securities* ($2,198 million classified in *Available-for sale securities* as at October 31, 2008). During the fourth quarter of 2009, the Bank received principal repayment related to the ABCP notes for a total of $18 million. In the third quarter of 2009, a note of $29 million was extinguished and the Bank received $47 million in principal repayments. In the second quarter of 2009, a credit default swap excluded from the moratorium was terminated and the Bank's share in the notes related to this derivative was $43 million; the Bank also received a principal repayment related to the ABCP notes for an amount of $69 million. The table below provides a breakdown of the ABCP face value as at October 31, 2009:

(millions of dollars)

MAV I	
Class A-1	604
Class A-2	553
Class B	94
Class C	39
IA tracking notes for ineligible assets	77
Total MAV I	1,367
MAV II	
Class A-1	98
Class A-2	79
Class B	14
Class C	6
IA tracking notes for ineligible assets	11
Total MAV II	208
MAV III	
TA tracking notes for traditional assets	85
IA tracking notes for ineligible assets	148
Total MAV III	233
ABCP not included in the Pan-Canadian restructuring plan	146
Total	1,954

Establishing fair value

To determine the value of the ABCP it is holding, the Bank has established ranges of estimated fair value. The carrying value of the ABCP held by the Bank in an investment portfolio as at October 31, 2009, designated as *Held-for-trading securities*, was $1,147 million, and $78 million was classified in *Available-for-sale securities* ($1,529 million classified in *Available-for-sale securities* as at October 31, 2008). The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. For fiscal 2009, a loss of $190 million was recorded in *Losses on available-for-sale securities, net* in the Consolidated Statement of Income following implementation of the restructuring plan.

The table below provides a breakdown of the carrying value of ABCP held as at October 31, 2009:

Residual contractual maturities

(millions of dollars)

	1 to 5 years	More than 5 years	Total
MAV I and MAV II	6	1,103	1,109
MAV III	24	48	72
ABCP not included in the Pan-Canadian restructuring plan	19	25	44
Carrying value of the notes	49	1,176	1,225
Margin funding facilities	-	(63)	(63)
Total	49	1,113	1,162

In establishing the fair value of the MAV notes and excluding ineligible assets, the Bank considered the quality of the underlying assets. The Bank determined the fair value using a discounted cash flow analysis. The discount rate is based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings and coupons are based on the anticipated terms of the MAV notes. Maturities are based on the anticipated cash flows of the underlying assets.

For ineligible assets, the fair value of the tracking notes is based on an analysis of the underlying assets of the notes and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, base correlation and interest rates.

The Bank's valuation was based on its assessment of the conditions prevailing as at October 31, 2009, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are observable discount rates and the credit ratings of the notes. The sensitivities of these assumptions on fair value as at October 31, 2009 are as follows:

- A 10-basis-point change in the discount rate would result in a $9 million decrease or increase in the fair value;
- A decrease in the credit rating of one letter grade would result in a decrease in the fair value between a range of $60 million to $80 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $50 million to $65 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a significant impact on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) changes regarding the liquidity of the market for ABCP that is not currently traded on an active market, and (3) the impacts of a marked and prolonged economic slowdown in North America.

Credit facilities to clients holding MAV notes

The Bank offered improved credit facilities to commercial and corporate clients holding MAV notes for their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities are available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the year ended October 31, 2009, the Bank recorded a provision for credit losses of $126 million related to the new credit facilities provided to clients holding MAV notes. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during 2008. These amounts were recorded in *Allowance for credit losses* in the Consolidated Balance Sheet. These allowances are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities secured by notes backed by ineligible assets.

As at October 31, 2009, improved credit facilities outstanding stood at $285 million (nil as at October 31, 2008). In total, the collateral related to the credit facilities offered to clients is estimated as follows:

(millions of dollars)

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets (1)	Credit facilities related to other notes included in the restructuring plan(2)
MAV II			
Class A-1	423	–	327
Class A-2	405	–	311
Class B	73	–	56
Class C	28	–	22
IA tracking notes for ineligible assets	130	94	–
Total MAV II	1,059	94	716
MAV III			
TA tracking notes for traditional assets	45	–	27
IA tracking notes for ineligible assets	156	130	–
Total MAV III	201	130	27
Total	1,260	224	743

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes less repayment of the principal.
(2) These credit facilities represent 75% of the face value of the notes, of which 30% are full recourse to the borrower and 45% guaranteed by the notes less repayment of the principal.

The Bank had also provided credit facilities to borrowers for their liquidity needs until the improved credit facilities were made available. As at October 31, 2009, these outstanding credit facilities represented $53 million ($233 million as at October 31, 2008) with recourse to the borrowers.

Regulatory investigation

In early 2008, the Autorité des marchés financiers (AMF), the Ontario Securities Commission (OSC) and the Investment Dealers Association of Canada (now known as the Investment Industry Regulatory Organization of Canada – IIROC) acknowledged that they were carrying on an industry-wide investigation into the Canadian sale and distribution of third-party ABCP and the conduct of various market participants in the weeks leading to the liquidity crisis in mid-August 2007. Stemming from such an industry investigation, regulators may seek orders to sanction market participants.

The Bank's investment dealer subsidiary, National Bank Financial (NBF), has been notified of the preliminary findings of the regulators' staff. The enforcement notice identified matters that were the subject of the investigation and indicated that the securities regulators' staff is contemplating commencing proceedings in relation to those matters against NBF. NBF has an opportunity to respond to this notice before the regulators' staff renders a decision regarding a potential lawsuit against it. NBF is collaborating with the securities regulators' staff.

Refer also to the *Litigation* section of Note 28, *Guarantees, Commitments and Contingent Liabilities* to the consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Bank is party to various financial arrangements that, under Canadian GAAP, are not required to be recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include, among others, assets under administration and assets under management, transactions with variable interest entities (VIEs), derivative financial instruments, the issuance of guarantees, restructuring of certain ABCP conduits, credit instruments, and financial assets received as collateral.

Assets under administration and assets under management

As at October 31, 2009, total assets under administration and assets under management amounted to $200.8 billion, for a year-over-year decrease of $7.2 billion or 3%. A table on page 30 provides a detailed breakdown of the assets from the Wealth Management segment.

Client assets administered or managed by the Bank's Correspondent Network amounted to $33.5 billion as at October 31, 2009, down 35% from last year due to a more competitive environment. In contrast, the securities brokerage subsidiaries reported 13% or $5.6 billion growth in NBF Individual Investor Services and 14% or $1.5 billion growth at NBDB. These increases are attributable to the stock market rebound at year-end.

Assets administered or managed by Natcan grew 15% to $24.4 billion, also because of the rebound in stock markets.

As at October 31, 2009, personal savings under administration totalled $106 billion, up 9% from $97 billion at the end of fiscal 2008. The assets of NBF's clients accounted for approximately 40% of these savings, while 33% were made up of bank deposits, including the outstanding Altamira High-Interest account, which rose by $0.6 billion. Overall, off-balance sheet personal savings stood at $71 billion, up $7 billion or 11% year-over-year. This increase was primarily due to growth in the stock market.

Total personal savings
As at October 31
(billions of dollars)

	2009	2008	% change
Deposits	**35**	33	6
Full-service brokerage	**46**	41	12
Mutual funds	**12**	11	9
Other	**13**	12	8
Total personal savings	**106**	97	9

Variable interest entities (VIEs)

VIEs are entities in which holders of equity investments at risk do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15) of the Canadian Institute of Chartered Accountants (CICA) Handbook sets out the consolidation principles applicable to VIEs. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both.

The Bank uses VIEs to diversify its funding sources and manage its capital requirements by securitizing its own assets, namely residential mortgages and credit card receivables, and issuing innovative capital instruments. The Bank also uses one of these entities to offer services to clients, such as assisting them in securitizing their financial assets or providing them with investment opportunities.

For additional information on VIEs, refer to the *Additional Disclosure – Financial Stability Board* section on pages 46 and 47 of this Annual Report.

Securitization programs
Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement so that the bonds or commercial paper may benefit from higher credit ratings. This enhancement takes the form of first-loss protection at the expense of the party selling the receivables, and second-loss protection assumed by a third party. First-loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit, if required. Second-loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest rate swap agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors.

Securitization of the Bank's financial assets
The Bank has set up the Canadian Credit Card Trust (CCCT), a securitization program for its own assets. This VIE is a qualifying special purpose entity under CICA Accounting Guideline No. 12, *Transfers of Receivables*, and is thus expressly exempt from consolidation under AcG-15. The Bank also participates in two Canada Mortgage and Housing Corporation (CMHC) securitization programs: the Mortgage-Backed Securities Program under the *National Housing Act* (Canada) (NHA) and the Canada Mortgage Bond (CMB) program. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs used for its own assets, the Bank acts as the servicer of the receivables sold, maintaining its relationships with clients. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Under the program, the Bank may also be asked to act as counterparty in interest rate swap agreements and, if required, may provide first-loss protection.

Gains or losses on the Bank's asset securitization transactions and servicing revenues from the sold receivables are presented in the Consolidated Statement of Income under *Securitization revenues*. A more detailed description of these revenues is provided in Note 11 to the consolidated financial statements.

The Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Retained interests are recognized at their fair value and included in *Available-for-sale securities* in the Consolidated Balance Sheet. The assumptions related to the fair value of retained interests are periodically reviewed, and any other-than-temporary decline in fair value is recorded in the Consolidated Statement of Income. The impact of securitization transactions on the Consolidated Balance Sheet is described in Note 11 to the consolidated financial statements.

The following is a detailed description of the Bank's asset securitization programs.

Securitization of credit card receivables

As at October 31, 2009, the credit card receivables portfolio that the Bank sold to CCCT represented an amount outstanding of $1.7 billion, of which $1.2 billion was financed through the issuance of certificates sold to third parties and $0.5 billion through the participation of the Bank. New credit card receivables are sold periodically to the structure on a revolving basis to replace receivables that are repaid by clients. The different series of certificates are rated by both DBRS Limited and Standard & Poor's Corporation.

From this portfolio of sold receivables, the Bank retains the excess spread, i.e., the residual net interest income after all the expenses related to this structure have been paid. This excess spread is used to cover any losses on the portfolio and thus serves as first-loss protection. The fair value of the excess spread is recorded on the Consolidated Balance Sheet as retained interests. Furthermore, second-loss protection for Series 2005-1, Series 2005-2 and Series 2008-1 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest rate swap agreements or liquidity guarantee arrangements.

The Bank uses the CCCT program to manage its capital requirements as it reduces its risk-weighted assets and consequently improves its regulatory capital ratios.

NHA Mortgage-Backed Securities and Canada Mortgage Bond programs

The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) program. Under the latter program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issuance of mortgage bonds insured by CMHC. Moreover, these mortgage bonds feature an interest rate swap agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2009, the outstanding amount of NHA mortgage-backed securities issued by the Bank and sold to third parties was $7.5 billion. The mortgage loans sold consist of fixed or variable rate residential loans that are insured against potential losses by a loan insurer. In accordance with the NHA-MBS Program, the Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from the insurer that insured the loan in default.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. The Bank uses these securitization programs mainly to diversify its funding sources. The Bank does not use these programs to manage its capital requirements. This is because they do not have a significant impact on the Bank's risk-weighted assets, since substantially all NHA securities issued by the Bank are backed by mortgage loans insured by CMHC. The sale of NHA securities issued by the Bank therefore has no significant impact on the Bank's regulatory capital ratios.

Securitization of third-party financial assets

The Bank administers a multi-seller conduit that purchases various financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their sources of financing and reduce funding costs, while continuing to manage the financial assets and providing a certain amount of first-loss protection. The Bank acts as a financial agent and provides administrative and transaction structuring services to this conduit. The Bank provides backstop liquidity and credit enhancement facilities under the commercial paper program. These facilities are presented and described in Note 28 to the consolidated financial statements. The Bank holds significant variable interests in this conduit due to the following: participation in the commercial paper program, backstop liquidity and credit enhancement facilities provided to the conduit, and collection of fees as a financial agent and administrator. However, the Bank is not required to consolidate the entity under AcG-15, as it does not have to absorb the majority of the conduit's expected losses or receive the majority of the conduit's expected residual returns.

In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $494 million as at October 31, 2009 ($673 million as at October 31, 2008).

NBC Capital Trust

On June 15, 2006, the Bank issued an innovative instrument in the form of 225,000 transferable non-voting trust units called Trust Capital Securities-Series 1, or NBC CapS – Series 1, via NBC Capital Trust, an open-ended trust established during fiscal 2006.

The gross proceeds of $225 million from the offering were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the Consolidated Balance Sheet under *Deposits*.

Each $1,000 of principal of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS – Series 1 exercise their exchange rights.

The Trust is a VIE under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because it is not the primary beneficiary. As a result, NBC CapS – Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is presented in the Consolidated Balance Sheet under *Deposits*. For additional information, refer to Note 17 to the consolidated financial statements.

Derivative financial instruments

The Bank uses various types of derivative financial instruments to meet its clients' needs, enable it to earn revenues from its trading activities and manage its exposure to exchange, interest, and credit rate risk as well as other market risks.

All derivative financial instruments, including embedded derivative financial instruments that must be bifurcated and those used as hedging items, are accounted for at fair value on the Consolidated Balance Sheet.

Transactions in derivative financial instruments are expressed as notional amounts, which serve as points of reference. These amounts are not presented as assets or liabilities on the Consolidated Balance Sheet. They represent the set underlying principal of a derivative financial instrument and serve as a reference for determining the amount of cash flows to be exchanged.

Notes 1 and 29 to the consolidated financial statements provide additional information on the types of derivatives used by the Bank and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 *Disclosure of Guarantees* (AcG-14). The principal types of guarantees are letters of guarantee, backstop liquidity and credit enhancement facilities under asset-backed commercial paper conduit programs further to securitization transactions, certain derivative financial instruments, indemnification agreements and securities lending activities. Note 28 to the consolidated financial statements provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet in relation to these activities and the maximum payments the Bank could be required to make under these commitments.

A liability is recorded to reflect the fair value of the obligation assumed at the inception of guarantees that satisfy the definition in AcG-14. No subsequent remeasurement at fair value is required, unless the financial guarantee is considered a derivative financial instrument.

Restructuring of certain ABCP conduits

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper (ABCP) approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached between all the main stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, concerning the restructuring of $32 billion in third-party ABCP. The implementation of the restructuring plan was finalized on January 21, 2009. To support the restructuring plan, the Bank has pledged to contribute $911 million to the margin funding facilities. For additional information, refer to Note 9 to the consolidated financial statements.

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit that the Bank could be required to extend if the commitments were fully drawn. For additional information on these off-balance sheet credit instruments and other items, refer to Note 28 to the consolidated financial statements.

Financial assets received as collateral

In the normal course of business, the Bank receives financial assets as collateral as a result of transactions involving securities acquired under reverse repurchase agreements, borrowing and securities lending agreements, and derivative financial instrument transactions. For further information regarding financial assets received as collateral, please refer to Note 28 to the consolidated financial statements.

ADDITIONAL DISCLOSURE – FINANCIAL STABILITY BOARD

The Superintendent of Financial Institutions has asked Canadian banks to apply certain recommendations published in April 2008 in the report of the Financial Stability Forum (now the Financial Stability Board). The recommendations were issued to enhance transparency and valuation with respect to certain exposures, in particular special purpose entities, subprime and Alt-A exposures, collateralized debt obligations, residential and commercial mortgage-backed securities, and leveraged financing structures.

The Bank does not market any specific mortgage financing program to subprime or Alt-A clients. Subprime loans are generally defined as loans granted to borrowers with a higher credit risk profile than prime borrowers, and the Bank does not grant this type of loan. Alt-A loans are granted to borrowers who cannot provide standard proof of income. The Bank's Alt-A loan volume was $110 million as at October 31, 2009.

Credit derivative positions in collateralized debt obligations are provided in the following table. The Bank does not have any significant direct position in residential and commercial mortgage-backed securities.

Credit derivative positions (notional amounts)
As at October 31, 2009
(millions of dollars)

	Credit portfolio [1]		Trading	
	Protection purchased	Protection sold	Protection purchased	Protection sold
Credit default swaps				
Indices and single names	131	64	9,370	8,056
Tranches on indices	–	–	1,165	1,176
Collaterized debt obligation	–	–	32	32
Total return swaps	531	–	–	21

(1) Protection sold is solely for the purpose of reducing protection purchased.

Leveraged finance loans are defined by the Bank as loans granted to large corporate and financial sponsor-backed companies that are typically non-investment grade with much higher levels of debt relative to the industry in which they operate. Leveraged finance is commonly employed to achieve a specific objective, for example, to make an acquisition, complete a buy-out or repurchase shares. Leveraged finance risk exposure takes the form of both funded and unfunded commitments. As at October 31, 2009, total commitments for this type of loan stood at $190 million.

Details about other exposures are provided in the table concerning special purpose entities on the following page.

Special purpose entities

Special purpose entities are not operating entities; they do not generally have any employees and they can include variable interest entities (VIEs) as defined in Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15). AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both. The Bank has concluded interest rate swaps with some of these entities.

As at October 31, 2009
(millions of dollars)

	Notes	Bank's exposure: Investments and other assets	Bank's exposure: Undrawn liquidity, margin funding facilities and other	Total special purpose entity assets
NON-CONSOLIDATED SPECIAL PURPOSE ENTITIES				
VIEs in which the Bank has a significant variable interest				
Securitization entity for the Bank's credit card receivables (qualifying special purpose entity)	1	59	N/A	1,668
Multi-seller asset-backed commercial paper conduit administered by the Bank	2	40	449	494
Other asset-backed commercial paper conduits	3	1,225	911	–
NBC Capital Trust	4	2	N/A	207
Private capital funds and investments	5	145	N/A	1,634
		1,471		4,003
CONSOLIDATED SPECIAL PURPOSE ENTITIES	6			
VIEs				
National Bank hedge fund managed accounts (Innocap platform)	7	923	N/A	1,260
Mutual funds	8	320	N/A	413
Building	9	89	N/A	89
Private investments	10	14	N/A	33
Other				
NBC Asset Trust	11	300	N/A	1,071
		1,646		2,866
		3,117		6,869

N/A – Not applicable

(1) The Bank's exposure represents the retained rights relating to future excess interest as well as certain securities issued by the entity and acquired by the Bank.
(2) The main underlying assets are residential and commercial mortgages, car leases, car loans and other receivables. The assets are located in Canada. As at October 31, 2009, the notional committed amount of the global-style liquidity facility totalled $489 million, representing the total amount of commercial paper outstanding. The Bank also provides a series-wide credit enhancement facility that is limited to certain asset classes for a notional committed amount of $30 million. The maximum exposure to loss cannot exceed the amount of commercial paper outstanding. As at October 31, 2009, the Bank held $40 million of commercial paper and, consequently, the maximum potential amount of future payments as at October 31, 2009 was limited to $449 million.
(3) Refer to the *Master Asset Vehicles* section on pages 41 to 43 of Management's Discussion and Analysis. The total amount of commercial paper outstanding totalled $34 billion as at October 31, 2009.
(4) Refer to Note 17 to the consolidated financial statements.
(5) The underlying assets are private investments. The disclosed amount of total assets of the special purpose entities is the amount for the most recent available period.
(6) For the consolidated special purpose entities, the Bank's exposure is net of the non-controlling interest.
(7) The underlying assets are various financial instruments (trading portfolio). The total assets of the Innocap platform are presented on a net asset basis.
(8) The underlying assets are various financial instruments and are presented on a net asset basis. Certain mutual funds are in a trading portfolio.
(9) The underlying asset is a building located in Canada.
(10) The investments are presented on an equity basis.
(11) Refer to Note 21 to the consolidated financial statements. The average maturity of the underlying assets is three years.

CRITICAL ACCOUNTING ESTIMATES

A summary of the significant accounting policies used by the Bank is presented in Note 1 to the consolidated financial statements of this Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. The Bank's critical accounting estimates are as follows.

Allowance for credit losses

The allowance for credit losses reflects management's best estimate of losses in its credit portfolio as at the balance sheet date. This allowance relates primarily to loans but may also cover the credit risk associated with deposits with financial institutions, derivative financial instruments, loan substitute securities and other credit instruments such as acceptances, commitments to extend credit, letters of guarantee and letters of credit. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, management must use its judgment in establishing reasonable assumptions and subjective and critical estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, could have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements.

All operating segments, except Wealth Management, are affected by this accounting estimate.

Fair value of financial instruments

When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for certain available-for-sale equity securities not quoted in an active market, which are recorded at cost, and items that are classified in the following categories, which are measured at cost or amortized cost calculated using the effective interest rate method: financial assets held-to-maturity, loans and receivables, and financial liabilities not held for trading purposes. To date, the Bank has not classified any financial asset as held-to-maturity.

When a financial instrument is initially recognized, its fair value is the amount of consideration for which the financial instrument would be exchanged in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, i.e., the fair value of the consideration received or paid. In certain circumstances, the initial fair value may be based on other observable current market transactions for the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only observable market inputs. When the Bank uses a valuation technique based on observable market inputs to determine the initial fair value or when the risks associated with the derivative contract are fully offset by other contracts entered into with third parties, the difference between the transaction price and the initial estimated fair value is recognized in the Consolidated Statement of Income. When the Bank uses a valuation technique based on significant unobservable market inputs, the difference between the fair value of the consideration received or paid and the amount determined using the valuation technique is deferred in the Consolidated Balance Sheet. The amount of the deferred gain or loss is recognized over the term of the financial instrument using the effective interest rate method. The unamortized balance is immediately recognized in net income when (i) observable market inputs can be obtained and support the fair value of the transaction, (ii) the risks associated with the initial contract are substantially offset by other contracts entered into with third parties, (iii) the gain or loss is realized through a cash receipt or payment, or (iv) the transaction is terminated early or on maturity.

When financial instruments are subsequently remeasured, quoted market prices in an active market provide the best evidence of fair value, and when such prices are available, the Bank uses them to measure financial instruments. A financial instrument is considered to be quoted in an active market when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency and those prices reflect actual and regularly occurring market transactions on an arm's length basis. The fair value of a financial asset traded in an active market generally reflects the bid price and that of a financial liability traded in an active market, the ask price. If the market for a financial instrument is not active, the Bank establishes fair value using a valuation technique that primarily makes use of observable market inputs. Such valuation techniques include using available information concerning recent market transactions, reference to the current fair value of a comparable financial instrument, discounted cash flow analysis, option pricing models, and all other valuation techniques commonly used by market participants where it has been demonstrated that the technique provides reliable estimates.

In cases where the fair value is established using valuation models, the Bank makes assumptions about the amount, the timing of estimated future cash flows and the discount rates used. These assumptions are based primarily on observable market inputs such as interest rate yield curves, foreign exchange rates, credit curves as well as price and rate volatility factors. When one or more significant inputs are not observable in the markets, fair value is established primarily on the basis of internal estimates and data, taking into account the valuation policies in effect at the Bank, the economic environment, the specific characteristics of the financial asset or liability and other relevant factors. In certain specific cases, the Bank makes adjustments to the fair value to reflect the uncertainties in determining the fair value of financial instruments. These adjustments can stem from various factors such as the choice of valuation technique, the availability of observable market inputs, or assumptions used in the valuation techniques. The Bank may take market liquidity risk into account in determining the fair value of financial instruments not quoted in an active market when it believes that such instruments could be disposed of for a consideration below the fair value otherwise determined, due to a lack of market liquidity or an insufficient volume of transactions in a given market.

As judgment is used in applying a wide range of acceptable techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair value is based on market conditions at a specific point in time and may therefore not be reflective of future fair values. Additional information on the determination of fair value is presented in Notes 4, 9, 11 and 18 to the consolidated financial statements.

Establishing fair value is a critical accounting estimate and has an impact on *Held-for-trading securities*, *Available-for-sale securities* other than available-for-sale equity securities that are not traded in an active market and are therefore presented at cost, *Obligations related to securities sold short*, *Financial instruments designated as held-for-trading*, and *Fair value of derivative financial instruments* in the Consolidated Balance Sheet. This estimate also has an impact on *Interest income* and *Other income* in the Consolidated Statement of Income of the Financial Markets segment. Furthermore, this estimate also has an impact on *Other Comprehensive Income* in the Consolidated Statement of Comprehensive Income.

Other-than-temporary impairment of available-for-sale securities

Available-for-sale securities are measured periodically to determine whether there is objective evidence of impairment. Determining whether or not there is objective evidence of impairment requires judgment and estimates. Management examines the fair value of available-for-sale securities on an ongoing basis in order to determine whether there has been an other-than-temporary decline in fair value. The examination involves analyzing the facts specific to each investment and assessing expected future returns. Also, effective November 1, 2008, impairment losses recognized in income relating to an available-for-sale debt security must be reversed in income when, in a subsequent period, the fair value of the security increases, and the increase can be objectively associated with an event occurring after the loss was recognized.

As part of this exercise, management assesses a variety of factors that could be indicative of impairment. The factors the Bank considers when determining whether there is objective evidence of impairment include the significance of the impairment in relation to its cost or amortized cost, the duration of the impairment the financial condition and prospects of the issuer as well as the Bank's ability and intent to hold the investment until it fully recovers its fair value.

Any change in the evaluation of one or more of these factors used to identify *Available-for-sale securities* that have experienced an other-than-temporary decline in value resulting from objective evidence of impairment and the estimate of fair value could have an impact on the amount of losses that are recognized.

This critical accounting estimate has an impact on *Available-for-sale securities* in the Consolidated Balance Sheet as well as on *Other comprehensive income* in the Consolidated Statement of Comprehensive Income and *Other income* in the Consolidated Statement of Income for all business segments.

Securitization

Securitization is a process by which the Bank sells receivables to a trust, which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization transactions are accounted for as sales when the Bank is deemed to have surrendered control over the sold assets and receives consideration other than beneficial interests in the sold assets. Additional details on the Bank's securitization transactions can be found in Notes 1 and 11 to the consolidated financial statements and in the *Variable Interest Entities* section of this Annual Report.

To calculate the gain or loss on securitization transactions, the previous carrying value of the receivables is allocated between the assets sold and the retained interests based on their relative fair value on the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates the initial and future fair value using primarily the present value of estimated cash flows. The Bank must therefore use estimates and assumptions concerning, in particular, the weighted average term, expected credit losses, prepayment rates, discount rates commensurate with the risks involved and anticipated excess spread (net of expected credit losses). The use of different estimates and assumptions could have a significant impact on income. Note 11 to the consolidated financial statements presents an analysis of the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The balance of retained interests for securitized insured mortgage loans and that of securitized credit card receivables were $311 million and $36 million, respectively, as at October 31, 2009.

This accounting estimate has an impact on *Available-for-sale securities* in the Consolidated Balance Sheet, *Securitization revenues* in the Consolidated Statement of Income and *Other income* under *Other* in the segment results.

Goodwill, intangible assets and long-lived assets

Under Canadian GAAP, goodwill and intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models that take into account various factors, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income. Note 15 to the consolidated financial statements presents additional information in this regard.

Premises and equipment and intangible assets with determinable useful lives are tested for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable in the long term. An impairment loss is recorded in the Consolidated Statement of Income if the expected future undiscounted cash flows from the use of these assets and their eventual disposal are lower than their carrying value.

Goodwill, *Intangible assets* and *Premises and equipment* in the Consolidated Balance Sheet are affected by this accounting estimate.

The aggregate impairment loss, if any, is recognized as an operating expense for the corresponding segment and presented under the *Other* item.

Pension plans and other employee future benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and management's assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the prepaid pension benefit cost (accrued benefit expense) presented in *Other assets* (*Other liabilities*) in the Consolidated Balance Sheet and on pension plan and other employee future benefit expenses presented in *Salaries and staff benefits* in the Consolidated Statement of Income. All segments are affected by this accounting estimate.

Additional information, including the significant actuarial assumptions used to determine the Bank's pension and other employee future benefit expense and the sensitivity analysis for key assumptions, can be found in Note 23 to the consolidated financial statements.

Income taxes

The Bank formulates assumptions to estimate the income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry forwards and temporary differences as a result of differences between the values of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in *Other assets* and *Other liabilities* in the Consolidated Balance Sheet are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This accounting estimate affects *Income taxes* in the Consolidated Statement of Income for all business segments. Further information on income taxes may be found in Notes 1 and 26 to the consolidated financial statements.

Litigation

In the normal course of their business, the Bank and its subsidiaries are involved in various claims, including, in particular, court proceedings, investigations or claims of a regulatory nature, class actions or other legal remedies of varied natures. Several of the court proceedings are related to lending activities, which occur, in particular, when the Bank takes steps to recover its claims.

The Bank is also more specifically involved as a defendant in class actions instituted by consumers who contest, inter alia, certain transaction fees and the unsolicited increase of credit card limits or who wish to avail themselves of certain provincial legislative provisions relating to consumer protection. All of these involve several complex issues and their resolution could thus extend over several years. These class actions are defended vigorously by the Bank, which has serious grounds of contestation.

Even though it is impossible to determine the outcome of the claims instituted or which may be instituted against the Bank and its subsidiaries, the Bank considers that, according to the information at its disposal, while the amount of contingent liabilities pertaining thereto, taken individually or in the aggregate, could have an impact on its operating income for a particular year, it would not have a material adverse impact on the Bank's consolidated financial position.

Variable interest entities (VIEs)

In the normal course of business, the Bank enters into arrangements with VIEs. Further details are provided in the *Off-Balance Sheet Arrangements* section of this Annual Report on pages 44 to 46 and in Note 13 to the consolidated financial statements. Management is required to exercise its judgment when determining whether the VIEs should be consolidated. This process involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules and determining the Bank's variable interests in the VIE. These interests are then compared to those of unrelated outside parties in order to identify the party that must absorb the majority of the VIE's expected losses, receive the majority of the expected residual returns of the VIE, or both, to determine whether the Bank should consolidate the entity.

RECENT ACCOUNTING STANDARDS ADOPTED

Goodwill and intangible assets

In January 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*. This new accounting standard reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. Subsequent to the adoption of this standard, the Bank retrospectively reclassified the net carrying value of the intangible assets related to software and technology developments from the *Premises and equipment* item to the *Intangible assets* item in the Consolidated Balance Sheet. For additional information, refer to Notes 14 and 15 to the consolidated financial statements.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee issued Abstract 173 (EIC-173), *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. EIC-173 stipulates that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative financial instruments. EIC-173 applies to the Bank effective November 1, 2008 and must be applied retrospectively without restatement of prior periods. In accordance with EIC-173, certain financial assets and financial liabilities, including derivative financial instruments, had to be remeasured as at November 1, 2008. Any adjustment to the fair value must be recorded as an adjustment to the balance of retained earnings as at that date, except certain adjustments related to derivative financial instruments in a hedging relationship. In certain specific cases, any resulting difference would be recorded either in *Accumulated other comprehensive income* or as an adjustment to the carrying value of the hedged item. The initial application of EIC-173 did not have a significant impact on the Bank's consolidated financial statements.

Financial instrument disclosures

In June 2009, the CICA amended Handbook Section 3862, *Financial Instruments – Disclosures*, to enhance disclosures about fair value measurements and the liquidity risk of financial instruments.

All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follows:

- Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities
- Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means
- Level 3 – valuation techniques with significant unobservable market inputs

This information is presented in Note 4 to the consolidated financial statements.

Impairment of financial assets

On August 20, 2009, the CICA amended Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. The amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008 with retroactive application to the beginning of the fiscal year. The Bank adopted the amendments described below in the fourth quarter of the fiscal year ended October 31, 2009 with retroactive application to November 1, 2008.

The definition of the "loans and receivables" financial asset category, which is measured at cost or amortized cost calculated using the effective interest method, has been modified. As a result, debt securities that are not quoted in an active market can be classified as loans and receivables, and impairment is measured using the incurred credit loss model of Section 3025, *Impaired Loans*. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading, and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.

Reclassification of financial assets from the held-for-trading and available-for-sale categories to the loans and receivables category is permitted under certain circumstances.

Impairment losses recognized in income relating to an available-for-sale debt security must be reversed in income when, in a subsequent period, the fair value of the security and the increase can be objectively related to an event occurring after the loss was recognized.

The initial application of these amendments did not impact the Bank's consolidated financial statements.

RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Business combinations, consolidated financial statements and non-controlling interests

On January 5, 2009, three new sections of the CICA Handbook were issued: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-controlling Interests*. The main impacts of these standards are described below.

Business combinations

On the date on which an acquirer obtains control of a business, the acquirer must measure the business acquired as a whole in order to determine its fair value. The acquirer must measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their acquisition-date fair value. Acquisition-related costs are accounted for as expenses in the periods in which the costs are incurred and the services are received, except for costs to issue debt securities, which are capitalized and amortized using the effective interest method, or costs to issue share capital, which are recognized as capital transactions. The standard provides for a measurement period after the acquisition date during which the acquirer may retrospectively adjust the provisional amounts recognized on the acquisition date. This new standard will apply prospectively at the Bank to business combinations carried out on or after November 1, 2011. Earlier application is permitted provided Sections 1601 and 1602 are applied at the same time.

Consolidated financial statements and non-controlling interests

Section 1601 establishes standards for the preparation of consolidated financial statements after the acquisition date and certain aspects of consolidation on the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interests subsequent to a business combination. These new standards are applicable to the Bank effective November 1, 2011. Earlier application is permitted provided Section 1582 is applied at the same time.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS for fiscal years beginning on or after January 1, 2011. The Bank will apply IFRS commencing November 1, 2011. It will present its consolidated financial statements for the quarter ending January 31, 2012 prepared on an IFRS basis and will present comparatives for the year commencing November 1, 2010.

In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide project, formed a dedicated project team and put in place a formal governance structure. The project team reports on a regular basis to the executive committee and the steering committee, which are made up of senior members of management from all relevant departments.

The Bank has developed a detailed project plan, assessed the resource requirements for its implementation, and commenced staff training. It has already identified the major differences between existing Canadian GAAP and current IFRS. Standards that could have a significant impact on the Bank's consolidated financial statements include those relating to financial instruments recognition and measurement and to consolidation. As IFRS are in constant evolution, the Bank has created a scorecard to track the changes.

The Bank is currently assessing how adoption of IFRS will impact information technology, operations and internal controls. A strategy has been defined for the dual-accounting period.

At this time, the Bank is unable to quantify how the transition to IFRS will impact its consolidated financial statements, but it believes that this impact could be significant.

In the periods preceding the first fiscal year in which IFRS will be applied, the impacts of the transition to international standards on the Bank's consolidated financial statements will be disclosed as they become known.

CAPITAL MANAGEMENT

Capital management framework

Capital management consists in maintaining the capital required to cover risks, complying with the regulatory capital ratios defined by the Office of the Superintendent of Financial Institutions (Canada) (the Superintendent) and assessing the economic capital required for the Bank's operations. The Bank uses both regulatory and economic capital to evaluate the performance of its business units and to make strategic, tactical and transaction decisions while ensuring a competitive return on shareholders' equity. The Bank's capital management policies set out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has sufficient capital at all times and prudently manages such capital in view of its future capital requirements. A capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, this capital plan presents the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

Structure and governance

The Board of Directors oversees the structure and development of the Bank's capital management policies and ensures that it maintains sufficient capital in accordance with regulatory requirements and taking into account the market situation. The Board of Directors delegates certain responsibilities to the ARMC, which then recommends capital management policies and oversees their application. Accordingly, the Board of Directors, on the recommendation of the ARMC:

- reviews and approves the capital management policy
- reviews and approves the Bank's risk tolerance, including the main capital and risk targets and the corresponding limits
- reviews and approves the capital plan and strategy on an annual basis, including the Bank's internal capital adequacy assessment process and the breakdown as well as allocation of capital among the Bank's business segments
- reviews and approves the implementation of significant measures respecting capital, including contingency measures
- reviews significant capital-related disclosures, including Basel II capital adequacy reporting

The Office of the President is responsible for defining the Bank's strategy and plays a key role in guiding measures and decisions regarding capital.

The Asset/Liability Management Committee oversees capital management under the delegated authority of the Global Risk Management Committee of the Office of the President. The Asset/Liability Management Committee is chaired by the Chief Financial Officer and Executive Vice-President of Finance, Risk and Treasury and comprises the officers from these functions as well as the individuals in charge of each business unit. The role of this committee includes reviewing and making recommendations concerning the capital management policy, the capital plan and strategy, and the implementation of all significant measures respecting capital, including contingency measures.

Capital management in 2009

Management activities

In order to maintain an appropriate capital structure, on January 14, 2009, the Bank issued 6.8 million First Preferred Shares, Series 24, with a non-cumulative preferential dividend for a consideration of $170 million. In addition, on January 30, 2009, the Bank issued 5.8 million First Preferred Shares, Series 26, with a non-cumulative preferential dividend for a consideration of $145 million. The annual fixed dividend rate for these preferred shares is 6.6% for the initial five-year period commencing on the issue closing date.

Dividends

The dividend on common shares remained stable since 2008 to stand at $2.48 per share. The dividend payout ratio of 43% in 2008 and 40% in 2009, excluding specified items, is consistent with the Bank's target payout range of 40% to 50%.

Capital and regulatory capital ratios

The Bank ensures that capital levels at all times exceed the minimum capital requirements established by the guidelines of the Superintendent according to the standards of the Bank for International Settlements (BIS).

The definition adopted by BIS distinguishes between three types of capital. Tier 1 capital consists of common shareholders' equity and non-cumulative preferred shares, the eligible amount of innovative instruments and non-controlling interests, less goodwill. Tier 2 capital consists of preferred shares not eligible for Tier 1 capital, the eligible portion of subordinated debentures, the eligible general allowance for credit risk as well as the eligible amount of innovative instruments that could not be included in Tier 1 capital. A third tier of capital is intended specifically to cover market risk, which is also covered by Tier 1 capital. Total regulatory capital is the sum of all capital net of investments in companies subject to significant influence and first-loss protection with respect to asset securitization.

Under the requirements of the Basel II Accord standards framework, the capital of insurance companies held by the Bank and investments in entities over which the Bank exercises significant influence are deducted in equal parts from Tier 1 capital and Tier 2 capital. However, on a provisional basis, the Superintendent is allowing the entirety of these amounts to be deducted from Tier 2 capital for all investments made before January 1, 2007. This transitional period ended on October 31, 2008 for entities over which the Bank exercises significant influence and will end on October 31, 2011 for insurance companies.

The Superintendent considers financial institutions well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. Capital ratios are calculated by dividing the tiers of capital described previously by risk-weighted assets. Credit, market and operational risks are considered in the calculation of risk-weighted assets for regulatory purposes.

The Tier 1 and total capital ratios under the BIS rules (Basel II) were respectively 10.7% and 14.3% as at October 31, 2009, compared to 9.4% and 13.2% as at October 31, 2008. The same ratios under the old BIS rules (Basel I) would have been 11.5% and 15.2%, respectively, as at October 31, 2009, as against 10.1% and 14.1% as at October 31, 2008. The increase in ratios was attributable to capital management activities, capital issued externally and capital generated internally. In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total regulatory capital. As at October 31, 2009, the multiple was 15.4.

Tangible common equity, which is not a regulatory ratio, is calculated by dividing common equity, non-controlling interests less goodwill and other intangible assets by risk-weighted assets plus risk-weighted securitized assets. As at October 31, 2009, tangible common equity was 6.9% compared to 6.4% one year earlier.

Economic capital

Economic capital is the internal measure used by the Bank to determine its solvency and the capital required to pursue its business operations. Economic capital takes into consideration the credit, market, operational and business risks to which the Bank is exposed, in addition to the risk diversification effect between them and among its different business segments. Economic capital thus helps determine the equity capital the Bank requires to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is reviewed regularly so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's business segments. The results are then used to guide management in allocating capital among the different business segments.

Available capital and active capital management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize SVA. This process leads first to the development of the capital plan and then to the allocation of capital among the different business segments in order to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

Basel II Accord

The standards for calculating and disclosing capital in accordance with Basel II Accord took effect in Canada on November 1, 2007. To comply with certain disclosure requirements, some additional information has been added to this MD&A in the *Additional Financial Information* section and in the Supplementary Financial Information available on the Bank's website at www.nbc.ca. Information concerning other disclosure requirements is presented in Notes 5 and 6 to the consolidated financial statements. The rules should allow for greater uniformity in terms of capital requirements in the international banking industry while providing for enhanced sensitivity of capital to credit risks. They also require a new explicit capital charge to cover operational risk and require more detailed reporting of risk management.

The Basel II Accord proposes a range of approaches of varying complexity, the choice of which will determine, to a greater or lesser extent, the sensitivity of risk capital. A less complex approach, such as the Standardized Approach, will use regulatory weightings, while a more complex approach will use the Bank's internal estimates of risk components to establish risk-weighted assets and calculate regulatory capital.

The Bank adopted the new regulatory framework on November 1, 2007. It is currently using the Standardized Approach for credit risk but will apply the Advanced Internal Rating-Based Approach for its major portfolios effective November 1, 2009, subject to approval by the Superintendent. The Bank is using the Standardized Approach for operational risk. With respect to market risk, the Bank continues to use the models and the Standardized Approach in accordance with the Basel II Accord.

Effective the first quarter of 2010, the Bank will apply the Advanced IRB Approach for credit risk. Under the Basel II Accord, the Bank must demonstrate to the Superintendent that it has met Advanced IRB Approach requirements and that its presentation of capital is accurate and of high quality. In 2009, the Superintendent carried out comprehensive reviews for the purpose of approving the use of the Advanced IRB Approach. The Bank expects to receive official approval by December 31, 2009.

The Bank's capital management process was already largely compliant with the principles of the Basel II Accord, but nevertheless it implemented a rigorous internal capital adequacy assessment process. Assessing capital adequacy is an integral part of capital planning and the capital strategy. Capital Management is, with its partners from Risk Management, Treasury and Finance, responsible for maintaining integrated controls and control processes so that an overall assessment of capital adequacy may be performed. The capital adequacy assessment consists of:

- conducting an overall risk assessment
- measuring significant risks and the capital requirements on the Bank's financial budget for the next fiscal year and current and prospective risk profiles
- integrating stress testing across the organization and a sensitivity analysis to determine a margin of capital above minimum regulatory levels
- aggregating capital and monitoring the reasonableness of internal capital compared with regulatory capital
- comparing projected internal capital with regulatory capital levels, internal operating targets, and competing banks
- providing attestation of the adequacy of the levels of capital at the Bank

In December 2009, an initial version of the internal capital adequacy assessment process was presented to the Board. The Bank's internal capital adequacy assessment process demonstrated that it has a solid financial structure and sufficient capital to meet management's assessment of capital requirements under both normal market conditions and a range of severe but plausible stress testing scenarios. This process is a key tool in establishing the Bank's capital strategy and will be subject to quarterly review and periodic amendment.

RISK MANAGEMENT

The Bank views risk as an integral part of its development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy. The purpose of sound risk management is to provide reasonable assurance that incurred risks do not exceed acceptable thresholds and that risk-taking contributes to the creation of shareholder value. For the Bank, this means striking a healthy balance between return and risk.

The Bank is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue. Second, it must assume the operational risks that are inherent to its activities and to which it does not choose to expose itself and that do not generate revenue. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

In the normal course of business, the Bank is primarily exposed to the following risks:

Credit risk
Risk of a financial loss if an obligor does not fully honour its contractual commitments to the Bank. Obligors may be borrowers, issuers, counterparties or guarantors.

Market risk
Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely, interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.

Liquidity risk
Risk that the Bank will be unable to honour daily cash commitments without resorting to costly and untimely measures.

Operational risk
Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.

Regulatory risk
Risk related to the consequences of failing to meet compliance obligations, i.e., when the Bank or one of its employees fails to comply with relevant legislation in effect where the Bank carries on its operations, which can lead to penalties, sanctions and heavy financial losses.

Reputational risk
Risk that the Bank's operations or practices will be judged by the public to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

Risk, in all its forms, must be rigorously managed. That means it must be identified, measured and controlled to ensure that Bank operations yield an adequate return for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management requires a solid understanding of all risks Bank-wide, and assurance that risk levels do not exceed acceptable thresholds. Moreover, effective risk management can help reduce the volatility of the Bank's results.

Despite the exercise of stringent risk management, risk cannot be suppressed entirely, and the residual risk may occasionally lead to considerable losses.

Risk management framework

To achieve its risk management objectives, the Bank has a risk management framework that comprises the following elements:

- a risk management culture
- a governance structure
- definition of an overall risk appetite and a risk tolerance
- risk management policies
- a review of risk decisions by independent professionals
- allocation of capital to the business units based on the level of risk assumed by each unit
- independent oversight by the Corporate Compliance Department
- an independent assessment by the Internal Audit Department

Risk management culture
The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Governance structure
The Bank's governance structure sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee of the Board (ARMC)
The ARMC approves risk management policies and sets risk tolerance limits. In addition to ensuring that the appropriate resources, policies and procedures are in place to properly and effectively manage risk on an ongoing basis, it examines and approves all significant aspects of risk assessment systems.

The Global Risk Committee
The Global Risk Committee defines, across the Bank and its subsidiaries, the parameters of the policies that determine their risk tolerance and the overall risk strategy, and sets limits as well as tolerance and intervention thresholds enabling the Bank to properly manage the main risks to which it is exposed. Specifically, the Committee approves and monitors all large credit facilities. The following committees report to the Global Risk Committee: the Market Risk Management Committee, the Operational Risk Management Committee and the Asset/Liability Management Committee.

The Bank's Management
The Bank's Management promotes a risk management culture Bank-wide and manages the primary risks to which it is exposed.

The Risk Management Group
This group proposes risk management policies and implements tools and models for identifying, measuring and monitoring risks. In addition to instituting and applying various independent risk review and approval procedures, this group sets risk limits that reflect the risk tolerance established by the ARMC and informs management and the Board of significant risks.

The Business Units
The business units manage risks related to their operations within established limits and in accordance with risk management policies by identifying, analyzing and understanding the risks to which they are exposed and implementing risk mitigation mechanisms.

Risk management policies
Risk management policies, along with the related guidelines and procedures, are the essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Other policies, standards and procedures complement the risk management policies and cover more specific aspects of management, such as business continuity, and the launch of new products, initiatives or activities. These policies, standards and procedures generally apply across the Bank.

Credit risk management

As credit risk represents 48% of the Bank's total economic capital, as illustrated in the table on page 21, it is the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through commitments to extend credit, letters of guarantee, letters of credit, over-the-counter derivatives trading, available-for-sale debt securities, securities purchased under reverse repurchase agreements, deposits with financial institutions, brokerage activities, and transactions carrying a settlement risk for the Bank such as fund transfers to third parties via electronic payment systems.

A policy framework centralizes the governance of activities that generate credit risk for the Bank as a whole. The framework is supplemented by a series of subordinate internal or sectoral policies and guidelines used to provide more thorough coverage of the given business lines or deal with specific management issues such as credit limits, collateral requirements or risk assessment. For example, the institutional activities of the Bank and its subsidiaries on financial markets are governed by sector-specific directives that set out standards adapted to the specific environment of financial markets. This also applies to activities in the Bank's retail brokerage subsidiaries. In some cases, a business unit or subsidiary may have its own credit policy, and that policy must always fall within the spirit of the Bank's policy framework and be reviewed and approved by the management of the Credit Risk Management Group. The Credit Risk Management Group is responsible for defining the scope of the universe of subsidiaries carrying significant credit risks and the magnitude of the risks incurred.

Credit risk is controlled through a rigorous and methodical process that comprises the following elements:

- credit risk assessment
- assessment of capital at risk
- credit-granting process
- risk mitigation
- account follow-up and recovery
- identification of impaired loans and provisioning for credit losses

Credit risk assessment of loans
Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios
This category comprises credit portfolios composed of residential mortgage loans, consumer loans and loans to some small businesses. The credit risk of these portfolios is measured using credit scoring models. These tools use proven statistical methods that measure applicants' characteristics and history based on internal and external information to estimate future credit behaviour and assign a risk rating. Consequently, consumer credit risk assessments are based on a group of borrowers with similar credit histories and behaviour profiles.

Commercial and government credit portfolios
This category comprises commercial (other than some small businesses, which are classified in consumer credit portfolios), government and financial institution credit portfolios.

These credit portfolios are assigned a risk rating based on a detailed individual analysis of the financial and non-financial aspects of the borrower, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. The Bank has risk-rating tools and models enabling it to specifically assess the risk specific to an obligor in relation to its industry and peers.

The Bank also uses individual assessment models to assign a risk rating to the credit facility based on the collateral and guarantees the obligor is able to provide and, in some cases, other factors.

The Bank consequently has a bi-dimensional risk-rating system that, using internal and external historical data, establishes a default risk rating for each obligor, and models that assign a risk rating to the credit facility that is independent of the risk rating assigned to the obligor.

Assessment of capital at risk
The assessment of the Bank's capital at risk, or economic capital, is based on the credit risk assessments of various borrowers. These two activities are therefore interlinked. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, whether expected or not, are based on past loss experience, portfolio monitoring, market data and statistical modelling. The significant risk factors are:

- probability of default
- balance outstanding at the time of default
- expected loss in the event of default
- correlation between transactions
- term of credit commitments
- impact of economic and sector-based cycles on asset quality

Expected and unexpected losses are factors in the assessment of capital at risk for each sector of activity. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations in certain sectors of activity and key portfolios (e.g., forestry products, manufacturing, etc.). A global stress test methodology will cover most commercial and government credit portfolios as well as consumer credit portfolios to provide the Bank with an overview of the situation. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of regulatory capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

Credit granting process
Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, credit granting decisions are also influenced by factors such as available collateral, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the proposed credit transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization approves credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Global Risk Committee approves and monitors all substantial credit facilities. Credit applications that exceed management's latitudes are submitted to the Board for approval. The credit granting process demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Risk mitigation
The Bank also controls credit risk with various risk mitigation techniques. In addition to the usual technique of requiring collateral on the credit it grants, the Bank also uses synthetic protection mechanisms such as credit derivative financial instruments and securitization, syndication and loan assignments as well as an orderly reduction in the amount of credit granted, if required.

The most common method used to mitigate credit risk is to obtain quality collateral from counterparties in guarantee of the Bank's commitments. In the Bank's opinion, obtaining collateral cannot replace a rigorous assessment of a counterparty's ability and willingness to meet its obligations, but, beyond a certain risk threshold, it is an essential complement. Collateral is not required in all credit commitments; it depends upon the level of risk presented by the borrower and the type of credit granted. However, if the level of risk to the Bank is considered high, the counterparty will likely be asked to pledge collateral. The legal validity of any collateral obtained and the Bank's ability to correctly measure the collateral's value on a regular basis are critical for this mechanism to play its proper role in risk mitigation. The Bank has established specific requirements in its internal policies with respect to the appropriate legal documentation and assessment for the kinds of collateral that business units may require in guarantee of the credits they grant to their counterparties. The categories of eligible collateral and the lending value of these assets have also been defined by the Bank. For the most part, they include the following asset categories:

- accounts receivable
- inventory
- machinery and equipment and rolling stock
- real estate mortgages on residential, commercial and office buildings and on industrial facilities
- cash and marketable securities

Portfolio diversification and management
The Bank is exposed to credit risk not only under its commitments to a particular borrower, but also through the sectoral distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The Bank's approach to controlling these diverse risks begins with optimizing diversification of its commitments. The management criteria set out in its internal policies and procedures include measures designed to maintain a healthy degree of diversification of credit risk in its portfolios. These instructions are mainly reflected in the application of various limits on the scope of its commitments: credit approval limits and country limits by hierarchal level; limits on counterparty credit concentration; and credit concentration limits by industry, country, region and type of financial instrument. Compliance with these limits is monitored through periodic reports submitted by Risk Management officers to the Board.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group, and are approved by the Global Risk Committee. Continuous analyses are performed in order to identify problems with a sector or borrower before they materialize as defaulted payments.

Financial market instruments
The mitigation techniques for the credit risk on commitments related to transactions involving financial instruments are somewhat different from those used for loans and advances. The mechanisms used depend on the nature of the instrument or the type of contract traded.

Obligations related to the trading of contracts on derivative financial instruments are frequently subject to credit risk mitigation measures. The first of these, and the most widely used, is the signing of International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the appropriate counterparties. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. The amount of the final settlement is therefore the net balance of gains and losses on each transaction, which increases the likelihood of recovery when a counterparty defaults. The Bank's policies require signing an ISDA agreement with each counterparty trading derivative financial instruments with its traders. Under certain conditions, foreign exchange contracts are exempt from this rule, but the Bank prefers signing ISDA agreements as often as possible.

Another mechanism for reducing credit risk complements the ISDA Master Agreement in many cases and provides the Bank and its counterparty (or both parties, if need be) with the right to request collateral from the counterparty when the net balance of gains and losses on each transaction exceeds a threshold defined in the agreement. These agreements, known as Credit Support Annexes (CSAs), are very popular with financial institutions active in international financial markets since they make it possible to limit credit risk while providing traders with additional flexibility to continue trading with the counterparty. The Bank has greatly increased its use of this type of legal agreement over the last few years. The Bank's internal policies establish the conditions governing the implementation of such agreements. With financial institutions and large corporations, the use of such agreements is optional but recommended in most cases. With smaller counterparties, signing a CSA or its equivalent is required when the Bank believes that the risk associated with the quality of the counterparty's credit or with the nature of the transactions is high.

Requiring collateral as part of a securities lending transaction or reverse repurchase agreement is not solely the result of a credit decision. In such cases, it is a mandatory market practice imposed by self-regulating organizations such as the *Investment Industry Regulatory Organization of Canada.*

Other risk mitigation methods

Credit derivative financial instruments

To some extent, the Bank also reduces credit risk by using the protection provided by derivative financial instruments such as credit default swaps. When the Bank acquires credit protection, it pays interest on the swap to the counterparty in exchange for the counterparty's commitment to pay if a credit event occurs. Since, like borrowers, providers of credit protection must receive a default risk rating, the Bank's internal policies set out all the criteria under which a counterparty may be judged eligible to mitigate the Bank's credit risk.

Loan syndication

For loan syndication, the Bank has developed specific instructions on the appropriate objectives, responsibilities and documentation requirements.

Securitization

Securitization represents a means for transferring to a third party a portion of the credit risk incurred on loans originally granted by the Bank. A more detailed analysis of this activity is provided in the *Off-Balance Sheet Arrangements* section on pages 44 to 46 of this Annual Report.

Account follow-up and recovery

Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Loan portfolio managers rely on an array of methods to conduct a particularly rigorous follow-up on problem loans. When credit commitments continue to deteriorate and there is an increase in risk to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts.

All loan portfolio managers are required to prepare and submit a detailed monitoring report each month to track the status of at-risk obligors and the corrective measures undertaken. The management of each credit department concerned performs follow-ups on the reports, and each quarter the credit monitoring committee meets to review the action plans and monitoring reports of obligors that have commitments of $2 million or more. The authority to approve allowances for credit losses is granted using limits delegated on the basis of hierarchical level under the credit risk management policy.

Detailed information concerning provisioning for credit losses, the specific allowances for impaired loans and the general allowance for credit risk are presented in Note 1 to the consolidated financial statements.

Counterparty risk

Counterparty risk is a credit risk that the Bank incurs on various types of transactions involving financial instruments. The most significant risks are those it faces when it trades with derivative financial instrument counterparties on the over-the-counter market or when it purchases securities under reverse repurchase agreements or sells securities under repurchase agreements. Securities lending transactions and securities brokerage activities are also a source of counterparty risk. Note 29 to the consolidated financial statements provides a complete description of this risk for financial instruments by type of product traded. The Risk Management Group has developed a methodology and models by category of financial instrument so that it can use its own factors to estimate this risk for the purposes of calculating economic capital and establishing internal limits for the Financial Markets segment.

The Bank's credit policies and holdback reserves for trading portfolios set out the rules to follow when establishing holdback reserves for the credit risk associated with trading activities and for obtaining the collateral required to minimize this risk. These policies cover methodological considerations as well as the guidelines and processes to be applied. The mechanism used to monitor collateral is presented in the section on risk mitigation.

Settlement risk

Settlement risk occurs in any transaction that features simultaneous payment or settlement reciprocity between the Bank and a counterparty. Foreign exchange contracts represent an example of transactions that can generate significant levels of settlement risk. However the implementation of multilateral settlement systems that allows settlement netting among participating institutions (e.g., CLS Settlement) has contributed greatly to reducing the risks associated with the settlement of foreign exchange transactions among large banks.

There are several other types of transactions that may generate settlement risk, in particular the use of electronic fund transfer services. This risk is associated with the possibility that the Bank may make a payment or settlement on a transaction without receiving the amount required from the counterparty, leaving the Bank with no opportunity to recover the funds delivered.

The ultimate means for completely eliminating such a risk is for the Bank to complete no payments or settlements before receiving the funds due from the counterparty. Such an approach cannot, however, be used systematically. For several electronic payment services, the Bank is able to implement mechanisms that allow it to make its transfers revocable, or to debit the counterparty in the amount of the settlements before it makes its own transfer. On the other hand, the nature of transactions in financial instruments makes it impossible for such practices to be widely used. For example, on foreign exchange transactions involving a currency other than the U.S. dollar, time zone differentials impose strict payment schedules on the parties. The Bank cannot unduly postpone a settlement without facing large penalties, due to the significance of the amounts involved. The most effective way for the Bank to control settlement risks, both for financial market transactions and irrevocable transfers, is to impose internal risk limits based on the counterparty's ability to pay.

Market risk management

Market risk is intrinsically interlinked with participation in financial market activities. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

The relative importance of this risk is illustrated by the fact that it accounts for roughly 20% of the Bank's total economic capital, as shown in the table on page 21.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivative financial instruments) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits for each product, each portfolio and each business unit as well as by type of activity, i.e., trading, investing and asset/liability management. Investment activities, i.e., available-for-sale securities, are governed by an investment guideline in addition to the Market Risk Management Policy. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. The Bank also carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

Stress tests and sensitivity analyses

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also simulates the impact of abnormal situations, i.e., rare extreme events (such as a stock market crash), on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk.

This battery of stress tests and sensitivity analyses simulate the results that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board. These tests and analyses are jointly established by the Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities

The Bank holds trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients and the sale of financial products.

The Bank assesses the specific risk of the shares held in its trading portfolios using an internal model. This risk represents a particular variant of market risk associated with unfavourable changes in market prices due to factors associated with the issuer of a security, and it applies as much to debt securities as to share prices. The Bank is currently developing an internal model that will estimate specific interest rate risk. Using internal models to estimate such risk separately from overall market risk will become a regulatory requirement.

The following table shows daily trading revenues and VaR. The table showing the VaR distribution of trading portfolios by risk category as well as the risk diversification effect is presented in Note 5 to the consolidated financial statements in the *Market Risk Management* section of this Annual Report. As shown in the table, the global VaR of trading activities is usually lower than the VaR of the individual portfolios, which explains the risk diversification effect.

Daily trading revenues were positive more than 89% of the days in the year ended October 31, 2009. Net daily trading losses in excess of $1 million were recorded on only 17 days. None of these losses exceeded the VaR limit.

Daily trading revenues(1)

(millions of dollars)



(1) Excluding the impact of economic hedge transactions undertaken to protect the ABCP portfolio.

Structural interest rate risk

As part of its non-trading activities, such as granting mortgage loans and accepting term deposits, the Bank is exposed to structural interest rate risk. Interest rate movements cause changes in interest income and interest expense and, although these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on net interest income and the economic value (present value of estimated cash flows) of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Regular simulations are performed to assess the impact of various scenarios on annual net interest income and the economic value of shareholders' equity and to guide the management of structural interest rate risk.

Interest risk management is managed under a specific policy, the revision and application of which are overseen by various management committees, among others. The policy sets risk limits based on the impact of a change in interest rates on the following parameters: annual net interest income and economic value. In addition, the duration of shareholders' equity must be maintained within certain limits.

The table presented in Note 5 to the consolidated financial statements in the *Market Risk Management* section of this Annual Report provides the potential before-tax impact of an immediate and sustained 100-basis-point increase or decrease in interest rates on net interest income and on the economic value of shareholders' equity of the Bank's non-trading portfolios, assuming no further hedging is undertaken.

Structural foreign exchange risk

The Bank's structural foreign exchange risk arises from investments in self-sustaining foreign operations denominated in currencies other than the Canadian dollar. This risk is measured by assessing the impact of currency fluctuations. The Bank uses derivative and non-derivative financial instruments to hedge structural foreign exchange risk. In a hedge of a net investment in a self-sustaining foreign operation, the financial instruments used will offset foreign exchange gains and losses on the investments. Management of this risk is governed by a specific policy that is nevertheless subordinate to the market risk management policy.

Available-for-sale securities portfolios

The Bank has created available-for-sale securities portfolios made up of liquid or non-liquid securities for strategic, long-term investment and liquidity purposes. These investments carry not only market risk, but also credit risk, liquidity risk, concentration risk and reputational risk as well as risk of non-compliance with laws and regulations in effect.

The Investment Guidelines set out the guiding principles and general management standards followed by all those who manage portfolios of available-for-sale securities included in the portfolios of the Bank and its subsidiaries. Under these guidelines, business units that are active in managing this type of portfolio adopt internal investment policies that set, among other things, targets and limits for the allocation of assets in the portfolios concerned and internal approval mechanisms. The primary objective is to reduce concentration risk by industry, issuer, country, type of financial instrument and credit quality. Lastly, a limit is set on the amount of non-liquid securities in the available-for-sale portfolios in proportion to the Bank's equity.

Available-for-sale securities – debt securities
In keeping with the Bank's capital requirement commitments, the Standardized Approach, as defined in the Capital Adequacy Requirements of the Basel II Accord, was adopted on November 1, 2007 for all the Bank's available-for-sale debt securities portfolios (the Requirements use the term "banking book") and this approach was applied during the year ended October 31, 2009.

Effective the first quarter of 2010, the Bank will apply the Advanced Internal Rating-Based Approach (the Advanced IRB Approach) for credit risk. Under the Basel II Accord, the Bank must demonstrate to the Superintendent that it has met Advanced IRB Approach requirements and that its presentation of capital is accurate and of high quality. In 2009, the Superintendent carried out comprehensive reviews for the purpose of approving the use of the Advanced IRB Approach. The Bank expects to receive official approval by December 31, 2009.

Available-for-sale securities – equity securities
Unlike available-for-sale debt securities, assets in the form of equity securities, which comprise common shares, perpetual or convertible preferred shares, mezzanine debt with warrants and mutual funds, will continue to be excluded from the credit risk quantification process implemented by the Bank. Under the current approach (Standardized) for capital requirement purposes, the Bank applies a weighting factor of 100% to the equity securities of the available-for-sale securities portfolios. Subject to Superintendent approval, the Bank will apply a special method related to the Advanced IRB Approach for Capital Adequacy Requirements, namely the simple risk weight method under the "market-based" approach, as the term is used in the Basel II Accord, to these portfolios effective November 1, 2009.

Accordingly, the Bank's Capital Management department has examined the impact of the transition to the Advanced IRB Approach of the Basel II Accord. The new rules require proactive management of the capital allocated to these portfolios since the cost of capital becomes prohibitive beyond a certain threshold.

The Investment Guidelines require that the Bank's investments in equity securities in available-for-sale securities portfolios that meet certain materiality criteria be approved by an additional authority to the one within the business unit in question. In this way, the Bank ensures that any investment decision under which it acquires a significant interest in the equity of a company or assumes a high monetary risk are known and approved by the Bank's senior management. Moreover, given the impact of investments in available-for-sale equity securities on capital requirements, all decisions involving significant investments in shares are subject to an assessment of the regulatory cost of capital before being formally accepted.

Liquidity risk management

Liquidity risk arises when sources of funds become insufficient to meet scheduled payments under the Bank's commitments. Liquidity risk stems from mismatched cash flows related to assets and liabilities as well as the characteristics of certain products, such as credit commitments and non-fixed term deposits.

The Bank's primary objective as a financial institution is to manage liquidity so as to ensure timely access to the market in order to support the Bank's business strategy and enable it to honour its commitments when they come due, even in extreme conditions. This is done primarily by implementing a policy framework, approved by the Board of Directors, which establishes a risk tolerance threshold, monitoring structures controlled by the various committees, risk indicators, reporting procedures, delegation of responsibilities and segregation of duties.

Roles and responsibilities
Corporate Treasury manages liquidity and funding needs Bank-wide. These activities comprise:

- ensuring day-to-day cash flow and collateral management and short-term funding
- ensuring long-term funding as well as management of the Bank's capital in conjunction with the Finance team
- developing and implementing the policy
- monitoring, measuring and reporting on the Bank's exposure to liquidity risk
- establishing an adequate risk assessment process and sound controls

The Liquidity and Funding Committee, composed of Corporate Treasury and Risk Management Group representatives, reviews and assesses the Bank's liquidity position. The Asset/Liability Management Committee, which reports to the Global Risk Committee, oversees the Bank's liquidity and funding framework and approves the strategy.

Liquidity management
The Bank manages liquidity risk on a consolidated basis by placing limits on the various liquidity risk indicators. The funds transfer pricing system of the Bank prices liquidity by allocating the cost to the various operating segments or by compensating them, as applicable. Liquidity costs are allocated to liquidity-intensive activities, mainly illiquid long-term loans, commitments to extend credit or illiquid securities as well as strategic investments. The liquidity compensation is credited to their suppliers of funds, primarily funding in the form of core deposits and securities eligible as collateral by central banks.

Short-term day-to-day funding decisions are based on a daily cumulative net cash position, which is controlled by means of limits set on liquidity ratios. In addition, the Bank closely monitors the nominal value of new funds obtained on the institutional market with terms of one to seven days.

Moreover, the Bank's collateral pledging activities related to derivative financial instrument transactions (exchange-traded and over-the-counter contracts) are tracked on a daily basis in relation to the global limit set by the Bank and are tested once a week using a series of simulations. In particular, the Bank uses various scenarios to estimate the potential amounts of additional collateral that could be demanded from it in the event its credit rating deteriorates. The Bank also regularly tracks unencumbered securities outstanding in proportion to its total assets and in proportion to unsecured institutional market funds due in less than one year.

The Bank's survival period, an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if the Bank were to lose deposits prematurely or if funds from the institutional market were not renewed at maturity, is measured weekly using six scenarios. A survival period limit is established based on four of these scenarios. As at October 31, 2009, the Bank's consolidated surplus liquid asset position up to 90 days, measured in the course of normal operations, totalled $15.5 billion compared to $11.6 billion as at October 31, 2008. The surplus liquid asset position is total liquid assets, less secured and unsecured disbursement requirements and contingent liabilities.

Another indicator known as "net cash capital," also calculated monthly, measures the portion of term loans being used to finance the Bank's illiquid assets. Moreover, the Bank closely monitors its financial leverage to ensure that its assets-to-capital multiple respects the level prescribed by the Superintendent. Lastly, the Bank maintains an up-to-date liquidity contingency plan describing the measures to be taken in the event of a critical liquidity situation. This plan is reviewed and approved by senior management.

Funding

Core deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination and term structure is an important element of a liquidity management strategy. The Bank seeks to diversify its funding sources by geographic location, currency, instrument, term and depositor. The first table below shows the soundness of the funding structure. In addition, the Bank is actively involved in securitization programs (e.g., residential mortgage loans and credit card receivables) that give it access to long-term funding. The second table below shows the maturity profile of funds purchased in the institutional market.

Diversified Funding Base



Long-Term Wholesale Funding Maturity Profile

(millions of dollars)



Operational risk management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, changes to or failure to comply with legal or regulatory requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it must be managed in a thorough, transparent manner to keep it at an acceptable level. Each business unit has assigned specific risk management responsibilities to employees of the unit to ensure proactive management of the unit's operational risks. In addition, the management committee of the business unit monitors losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment.

The Operational and Reputational Risk Department develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This team collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

Collection and analysis of data on operational losses at the bank

The Operational and Reputational Risk Department has a process for collecting operational loss data across the Bank, including its subsidiaries. The information captured, namely, the amount of each loss and a description of the triggering events, is fed into a centralized loss event database, which is used to better understand the root causes of operational losses and develop risk mitigation strategies.

Collection and analysis of data on operational events observed in the industry

Collecting and analyzing information reported in the media on operational events experienced by other financial institutions allows the Bank to assess the effectiveness of its own risk management practices and reinforce them, if need be.

Operational risk self-assessment

This formal self-assessment process gives each business unit the means to proactively identify key operating risks, evaluate the effectiveness of mitigating controls, and develop action plans to maintain such risks at acceptable levels.

Specialized risk assessment programs

Certain specialized groups have implemented programs with their own risk-specific policies and procedures as well as oversight mechanisms to ensure they are adhered to. Such specialized programs exist for managing:

- financial reporting risk
- technological risks and information security
- business continuity
- outsourcing risk
- fraud
- information confidentiality

Insurance program

In order to protect itself against any material losses related to its exposure to unforeseeable operational risks, the Bank also has adequate insurance, the nature and amount of which meet its enterprise-wide coverage requirements.

Regulatory capital

The Bank received regulatory approval allowing it to use, as of fiscal 2008, the Standardized Approach to report regulatory capital for operational risk.

Regulatory risk management

The Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its day-to-day operations, as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

Regulatory risk management ensures that events stemming from regulatory non-compliance that could have an impact on the activities and reputation of the Bank and its subsidiaries are proactively identified and understood and that mitigating strategies are implemented. It also allows the Bank to obtain reasonable assurance that it is in compliance with legislation, regulations, principles, standards, directives, guidelines, decisions, recommendations, codes of practice and voluntary commitments relevant to its operations.

The implementation of a regulatory risk management framework across the organization is entrusted to the Corporate Compliance Department, which is mandated to:

- make sure that policies and procedures that ensure compliance with the regulations in effect in all territories where the Bank and its subsidiaries operate, including regulations related to money laundering and terrorist financing activities, are in place and operational
- develop compliance training and information programs for employees of the Bank and its subsidiaries
- exercise independent oversight of compliance by the Bank and its subsidiaries with policies and procedures
- refer relevant matters with respect to compliance and money laundering and terrorist financing to the Bank's Board of Directors.

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Reputational risk management

Reputational risk generally arises from a deficiency in managing another risk. The Bank's reputation may, for example, be adversely affected by non-compliance with laws and regulations or by process failures. All risks must therefore be managed effectively in order to protect the Bank's reputation.

The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to the previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct applicable to all employees, policies regarding ethics and corporate governance and appropriate training programs. The Bank also has a policy, approved by the Board of Directors, that covers reputational risk stemming from structured transactions and products. This policy sets forth practices for managing reputational risk and describes the approvals required by the various committees that assess risk whenever new products are introduced within the business units. Specifically, the policy requires that new products, operations or initiatives for which the reputational risk is determined to be high be submitted to the Global Risk Committee for approval.

The activities of the Corporate Compliance Department, Legal Affairs Department, Corporate Secretary's Office, Public Relations Department and Investor Relations Department complete the reputational risk management framework.

ADDITIONAL FINANCIAL INFORMATION

QUARTERLY RESULTS

(millions of dollars, except per share amounts)

					2009
	Total	Q4	Q3	Q2	Q1
Income statement					
Net interest income	1,966	465	454	560	487
Other income	2,165	627	678	471	389
Total revenues	4,131	1,092	1,132	1,031	876
Provision for credit losses	305	54	46	41	164
Operating expenses	2,662	700	663	654	645
Income taxes (recovery)	252	69	110	80	(7)
Non-controlling interest	58	28	10	15	5
Net income (loss)	854	241	303	241	69
Earnings (loss) per common share					
Basic	$ 4.96	$ 1.40	$ 1.79	$ 1.41	$ 0.36
Diluted	4.94	1.39	1.78	1.41	0.36
Dividends (per share)					
Common	$ 2.48	$ 0.62	$ 0.62	$ 0.62	$ 0.62
Preferred					
Series 15	1.4625	0.3656	0.3656	0.3657	0.3656
Series 16	1.2125	0.3031	0.3031	0.3032	0.3031
Series 20	1.5000	0.3750	0.3750	0.3750	0.3750
Series 21	1.3438	0.3360	0.3360	0.3359	0.3359
Series 24	1.3765	0.4125	0.4125	0.4125	0.1390
Series 26	1.3042	0.4125	0.4125	0.4792	–
Return on common shareholders' equity	15.6%	16.7%	22.1%	18.5%	4.6%
Total assets		132,138	134,589	137,935	136,989
Long-term financial liabilities[1]		2,017	2,023	2,095	2,348
Net impaired loans		223	216	175	178
Number of common shares outstanding (thousands)					
Average – Basic	160,263	161,034	160,322	159,927	159,758
Average – Diluted	160,901	162,276	161,236	160,114	159,901
End of period		161,201	160,604	159,883	159,679
Per common share					
Book value		$ 33.43	$ 32.51	$ 31.88	$ 30.54
Stock trading range					
High	62.08	62.08	58.11	46.43	45.95
Low	25.62	56.00	43.36	30.71	25.62
Number of employees		17,747	17,772	17,343	17,199
Number of branches in Canada		445	446	446	448

(1) Subordinated debentures.

2008					2007				
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
1,852	619	446	361	426	1,116	294	304	245	273
1,785	146	611	526	502	2,301	105	704	776	716
3,637	765	1,057	887	928	3,417	399	1,008	1,021	989
144	49	30	34	31	103	29	22	23	29
2,695	770	659	634	632	2,626	637	673	660	656
167	(23)	95	28	67	79	(123)	71	75	56
(145)	(101)	(13)	26	(57)	68	31	(1)	30	8
776	70	286	165	255	541	(175)	243	233	240
$ 4.69	$ 0.37	$ 1.73	$ 1.01	$ 1.58	$ 3.25	$ (1.14)	$ 1.49	$ 1.42	$ 1.45
4.67	0.37	1.73	1.00	1.58	3.22	(1.14)	1.48	1.40	1.43
$ 2.48	$ 0.62	$ 0.62	$ 0.62	$ 0.62	$ 2.28	$ 0.60	$ 0.60	$ 0.54	$ 0.54
1.4625	0.3657	0.3656	0.3656	0.3656	1.4625	0.3657	0.3656	0.3656	0.3656
1.2125	0.3032	0.3031	0.3031	0.3031	1.2125	0.3032	0.3031	0.3031	0.3031
0.8692	0.3750	0.4942	–	–	–	–	–	–	–
0.5596	0.5596	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–
16.4%	5.0%	23.7%	14.3%	22.9%	11.5%	(16.0)%	20.6%	20.3%	20.7%
	129,332	121,931	123,608	120,124		113,085	123,353	135,172	121,402
	2,255	2,182	1,683	1,656		1,605	1,882	1,935	1,942
	169	142	134	140		129	110	110	112
158,663	159,382	158,890	158,373	158,001	159,811	157,790	159,209	160,588	161,681
159,255	159,818	159,473	158,991	158,731	161,190	157,790	160,567	162,032	164,398
	159,447	159,115	158,364	158,141		157,806	157,858	159,418	161,367
	$ 29.70	$ 29.44	$ 28.76	$ 28.13		$ 26.85	$ 28.70	$ 28.92	$ 28.34
54.63	53.66	54.63	53.73	54.25	66.59	60.28	66.14	65.87	66.59
42.25	42.25	45.75	44.39	45.15	50.50	50.50	60.61	61.96	61.36
	17,146	17,232	17,093	16,856		16,863	17,169	16,852	16,908
	446	445	446	446		447	448	450	450

TABLE 1 – OVERVIEW OF RESULTS

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2009	2008	2007	2006	2005
Net interest income	**2,095**	1,978	1,244	1,406	1,531
Other income	**2,184**	1,867	2,378	2,569	2,286
Total revenues	**4,279**	3,845	3,622	3,975	3,817
Operating expenses	**2,662**	2,695	2,626	2,538	2,463
Contribution	**1,617**	1,150	996	1,437	1,354
Provision for credit losses	**305**	144	103	77	33
Income before income taxes and non-controlling interest	**1,312**	1,006	893	1,360	1,321
Income taxes	**400**	375	284	457	441
Non-controlling interest	**58**	(145)	68	32	25
Net income	**854**	776	541	871	855
Average assets	**140,978**	128,319	125,964	106,192	90,794

(1) See *Financial Reporting Method* on pages 12 and 13.

TABLE 2 – CHANGES IN NET INTEREST INCOME

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2009	2008	2007	2006	2005
Personal and Commercial					
Net interest income	**1,414**	1,390	1,369	1,330	1,275
Average assets	**56,269**	52,306	48,874	46,182	42,979
Net interest income as a percentage of average assets	**2.51%**	2.66%	2.80%	2.88%	2.97%
Wealth Management					
Net interest income	**124**	137	117	120	103
Average assets	**674**	693	662	669	678
Financial Markets					
Net interest income	**790**	708	(26)	172	332
Average assets	**97,805**	87,196	88,854	69,255	52,943
Other					
Net interest income	**(233)**	(257)	(216)	(216)	(179)
Average assets	**(13,770)**	(11,876)	(12,426)	(9,914)	(5,806)
Total					
Net interest income	**2,095**	1,978	1,244	1,406	1,531
Average assets	**140,978**	128,319	125,964	106,192	90,794

(1) See *Financial Reporting Method* on pages 12 and 13.

TABLE 3 – OTHER INCOME

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2009	2008	2007	2006	2005
Underwriting and advisory fees	**329**	312	381	373	428
Securities brokerage commissions	**220**	240	267	256	254
Deposit and payment service charges	**230**	228	229	223	218
Trading revenues (losses)	**31**	(247)	586	375	251
Gains (losses) on available-for-sale securities (before 2007: Investment account), net	**(97)**	(88)	(407)	180	92
Card service revenues	**37**	42	34	34	43
Lending fees	**140**	106	121	130	136
Insurance revenues	**117**	119	115	113	101
Revenues from acceptances, letters of credit and guarantee	**119**	77	68	68	61
Securitization revenues	**351**	226	179	175	194
Foreign exchange revenues	**110**	121	103	98	76
Trust services and mutual funds	**327**	354	367	317	274
Other	**270**	377	335	227	158
	2,184	1,867	2,378	2,569	2,286
Domestic	**2,102**	1,963	2,060	2,336	2,069
International					
United States	**5**	240	103	96	57
Other	**77**	(336)	215	137	160
Other income as a percentage of total revenues on a taxable equivalent basis[1]	**51.0%**	48.6%	65.7%	64.6%	59.9%
Other income as a percentage of total revenues on a taxable equivalent basis and excluding specified items[1]	**53.9%**	48.4%	70.0%	64.2%	59.9%

(1) See *Financial Reporting Method* on pages 12 and 13.

TABLE 4 – TRADING ACTIVITY REVENUES[1]

Year ended October 31
(taxable equivalent basis[2])
(millions of dollars)

	2009	2008	2007	2006	2005
Financial markets					
Equities	**206**	148	299	266	243
Fixed income	**387**	91	88	51	71
Commodities and foreign exchange	**91**	114	(7)	25	28
	684	353	380	342	342
Other segments	**8**	35	14	12	16
Total	**692**	388	394	354	358

(1) Including net interest income and other income, adjusted for non-controlling interest.
(2) See *Financial Reporting Method* on pages 12 and 13.

TABLE 5 – PROVISION FOR CREDIT LOSSES

Year ended October 31
(millions of dollars)

	2009	2008	2007	2006	2005
Provision for credit losses					
Personal	**96**	75	62	53	46
Commercial	**53**	59	43	22	20
Corporate	**26**	2	–	4	8
Real estate	**–**	–	1	(2)	1
Other	**4**	(19)	(3)	–	–
ABCP-secured loan	**–**	4	–	–	–
Total	**179**	121	103	77	75
General allowance for credit risk	**126**	23	–	–	(42)
Total provision for credit losses	**305**	144	103	77	33
Average loans and acceptances	**56,236**	53,053	50,408	49,392	45,926
Specific provision for credit losses as a percentage of average loans and acceptances(1)	**0.32%**	0.22%	0.20%	0.16%	0.16%
Provision for credit losses as a percentage of average loans and acceptances	**0.54%**	0.27%	0.20%	0.16%	0.07%
Allowance for credit losses					
Balance at beginning	**471**	430	428	455	580
Provision for credit losses	**305**	144	103	77	33
Write-offs	**(208)**	(194)	(154)	(168)	(215)
Recoveries(2)	**74**	91	53	64	57
Balance at end	**642**	471	430	428	455
Composition of allowances:					
Portion related to securities	**2**	2	2	2	4
Specific allowances	**184**	138	120	118	143
General allowance(3)	**456**	331	308	308	308

(1) Excluding specificied items. See *Financial Reporting Method* on pages 12 and 13.
(2) Including exchange rate fluctuations.
(3) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, including an amount for ABCP-secured loans and credit facilities.

TABLE 6 – OPERATING EXPENSES

Year ended October 31
(millions of dollars)

	2009	2008	2007	2006	2005
Salaries and staff benefits	**1,538**	1,454	1,498	1,479	1,451
Occupancy	**155**	138	127	124	121
Technology	**319**	351	378	358	356
Amortization – capital assets	**37**	39	42	40	39
Amortization – technology	**71**	94	36	29	24
Communications	**76**	78	73	74	81
Professional fees	**180**	214	180	133	124
Restructuring charges	**–**	66	7	–	–
Advertising and external relations	**50**	43	47	49	49
Stationery	**24**	24	30	26	25
Travel	**15**	19	22	21	21
Security and theft	**18**	15	18	14	20
Capital and payroll taxes	**50**	54	50	67	56
Other	**129**	106	118	124	96
Total	**2,662**	2,695	2,626	2,538	2,463
Domestic	**2,477**	2,490	2,407	2,360	2,289
International					
United States	**122**	131	126	92	105
Other	**63**	74	93	86	69
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	**62.2%**	70.1%	72.5%	63.9%	64.5%
Operating expenses as a percentage of total revenues on a taxable equivalent basis and excluding specified items[1]	**59.7%**	64.7%	63.0%	64.2%	64.5%

(1) See *Financial Reporting Method* on pages 12 and 13.

TABLE 7 – CHANGE IN AVERAGE VOLUMES

Year ended October 31
(millions of dollars)

	2009		2008		2007		2006		2005	
	Average volume $	**Rate %**	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	**2,069**	**0.58**	7,361	2.81	9,881	4.28	9,348	3.36	8,646	2.24
Securities	**53,888**	**2.24**	46,017	2.61	46,513	3.27	34,401	3.16	26,354	2.95
Residential mortgage loans	**15,314**	**4.23**	15,990	5.15	16,109	5.17	16,067	4.89	16,371	4.61
Personal loans and credit card receivables	**16,726**	**3.61**	13,965	6.07	12,030	6.69	10,381	6.34	8,540	5.64
Business and government loans	**29,523**	**2.50**	29,021	4.37	27,254	4.95	26,739	4.37	24,801	3.53
Net impaired loans	**(116)**	**(1.29)**	(164)	(0.79)	(171)	(0.58)	(181)	(0.39)	(207)	(0.48)
Interest-bearing assets	**117,404**	**2.74**	112,190	3.87	111,616	4.42	96,755	4.15	84,505	3.65
Other assets	**23,574**	**–**	16,129	–	14,348	–	9,437	–	6,289	–
Total assets	**140,978**	**2.28**	128,319	3.39	125,964	3.91	106,192	3.78	90,794	3.40
Liabilities and shareholders' equity										
Personal deposits	**33,427**	**1.89**	30,758	2.65	28,675	2.77	27,222	2.50	24,234	2.19
Deposit-taking institutions	**8,380**	**0.71**	8,162	3.07	10,559	4.48	9,916	3.44	6,549	2.74
Other deposits	**35,846**	**1.11**	34,378	2.01	32,309	4.22	26,972	3.40	26,198	2.36
	77,653	**1.40**	73,298	2.40	71,543	3.68	64,110	3.01	56,981	2.33
Subordinated debentures	**2,030**	**5.01**	1,886	5.21	1,940	5.14	1,592	5.67	1,565	6.38
Obligations other than deposits	**31,857**	**0.80**	31,652	1.92	33,876	2.80	25,402	2.55	20,365	1.93
Interest-bearing liabilities	**111,540**	**1.00**	106,836	2.22	107,359	3.43	91,104	2.85	78,911	1.97
Other liabilities	**23,318**	**–**	16,362	–	13,675	–	10,451	–	7,412	–
Shareholders' equity	**6,120**	**–**	5,121	–	4,930	–	4,637	–	4,471	–
Liabilities and shareholders' equity	**140,978**	**0.79**	128,319	1.85	125,964	2.93	106,192	2.45	90,794	1.71
Gross margin		**1.49**		1.54		0.98		1.33		1.69

TABLE 8 – DISTRIBUTION OF GROSS LOANS BY BORROWER CATEGORY

As at October 31
(millions of dollars)

	2009		2008		2007[1]		2006		2005	
	$	%	$	%	$	%	$	%	$	%
Residential mortgage	**14,961**	**28.1**	15,366	29.4	15,577	31.5	14,957	31.3	15,929	33.3
Personal[2]	**18,313**	**34.3**	15,695	30.1	13,026	26.3	11,205	23.5	9,647	20.2
Non-residential mortgage	**1,318**	**2.5**	1,350	2.6	1,371	2.8	1,322	2.8	1,186	2.5
Agricultural, fishing and trapping	**1,911**	**3.6**	1,952	3.7	1,950	3.9	1,847	3.9	1,796	3.8
Financial institutions	**3,022**	**5.7**	3,428	6.6	4,012	8.1	5,056	10.6	3,353	7.0
Manufacturing	**2,153**	**4.0**	2,219	4.3	2,280	4.6	2,047	4.3	2,249	4.7
Construction and real estate	**1,686**	**3.2**	1,264	2.4	1,295	2.6	1,226	2.6	1,277	2.7
Transportation and communications	**834**	**1.6**	890	1.7	536	1.1	475	1.0	442	0.9
Mines, quarries and energy	**1,109**	**2.1**	1,456	2.8	1,247	2.5	1,223	2.6	787	1.6
Forestry	**75**	**0.1**	115	0.2	143	0.3	166	0.3	174	0.4
Government	**1,262**	**2.4**	1,171	2.2	1,126	2.3	1,023	2.1	1,237	2.6
Wholesale	**585**	**1.1**	570	1.1	597	1.2	533	1.1	592	1.2
Retail	**1,534**	**2.9**	1,362	2.6	1,194	2.4	1,119	2.3	1,137	2.4
Services	**1,991**	**3.7**	3,019	5.8	2,677	5.4	3,678	7.7	6,372	13.3
Other	**2,523**	**4.7**	2,353	4.5	2,407	5.0	1,848	3.9	1,659	3.4
	53,277	**100.0**	52,210	100.0	49,438	100.0	47,725	100.0	47,837	100.0

(1) The corresponding figures for 2007 and prior years are presented as at September 30.
(2) Including consumer loans, credit card receivables and other personal loans.

TABLE 9 – IMPAIRED LOANS

As at October 31
(millions of dollars)

	2009	2008	2007	2006	2005
Net impaired loans					
Personal[1]	**56**	47	39	31	25
Commercial	**90**	80	66	63	55
Corporate	**72**	32	19	20	27
Real estate	**5**	7	3	–	8
Other	**–**	3	2	2	2
Total impaired loans, net[2]	**223**	169	129	116	117
Impaired loans, gross	**407**	307	249	234	260
Specific allowance for credit losses	**184**	138	120	118	143
Impaired loans, net	**223**	169	129	116	117
Provisioning rate	**45.2%**	45.0%	48.2%	50.4%	55.0%
As a percentage of average loans and acceptances	**0.4%**	0.3%	0.3%	0.2%	0.3%
As a percentage of common shareholders' equity	**4.1%**	3.6%	3.0%	2.6%	2.8%

(1) Including $32 million of net consumer loans in 2009 (2008: $23 million; 2007: $24 million; 2006: $20 million; 2005: $17 million).
(2) Whenever a payment is contractually 90 days past due, loans are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of the debt within 180 days. Loans that are 180 days in arrears are impaired in all situations, except when they are guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency; such loans are impaired at 365 days in arrears. Credit card receivables are written off when payments are 180 days in arrears.

TABLE 10 – DEPOSITS

As at October 31
(millions of dollars)

	2009		2008		2007		2006		2005	
	$	%	$	%	$	%	$	%	$	%
Personal	**34,609**	**46.0**	33,098	43.5	30,215	42.7	29,092	40.5	26,385	42.4
Commercial	**18,388**	**24.5**	16,273	21.4	16,263	23.0	18,069	25.1	17,018	27.4
Purchased funds	**22,173**	**29.5**	26,651	35.1	24,320	34.3	24,756	34.4	18,816	30.2
Total	**75,170**	**100.0**	76,022	100.0	70,798	100.0	71,917	100.0	62,219	100.0
Domestic	**65,461**	**87.1**	68,887	90.6	57,624	81.4	61,910	86.1	55,765	89.6
International										
United States	**7,114**	**9.5**	2,858	3.8	7,338	10.4	1,851	2.6	540	0.9
Other	**2,595**	**3.4**	4,277	5.6	5,836	8.2	8,156	11.3	5,914	9.5
Total	**75,170**	**100.0**	76,022	100.0	70,798	100.0	71,917	100.0	62,219	100.0
Personal deposits as a percentage of total assets		**26.2**		25.6		26.7		25.0		24.4

TABLE 11 – RISK-WEIGHTED ASSETS

As at October 31
(millions of dollars)

	Balance sheet amount	Risk-weighted balance						Risk-weighted balance
		Basel II	Basel I	Basel II	Basel I	Basel I	Basel I	Basel I
	2009	2009	2009	2008	2008	2007	2006	2005
Balance sheet assets								
Cash resources	**2,228**	**386**	**386**	589	575	488	2,077	1,306
Securities	**48,636**	**1,413**	**2,672**	2,957	2,957	3,050	2,083	2,269
Securitization	**1,597**	**611**	**–**	–	–	–	–	–
Secured mortgage loans	**20,794**	**4,326**	**6,015**	4,307	7,653	6,205	5,647	5,121
Other loans	**39,480**	**23,298**	**25,712**	22,653	23,095	22,318	21,727	21,903
Other assets	**19,403**	**7,438**	**7,395**	5,978	5,987	5,371	5,549	5,650
	132,138	**37,472**	**42,180**	36,484	40,267	37,432	37,083	36,249
General allowance for credit risk		**456**	**456**	331	331	308	308	308
Total balance sheet assets	**132,138**	**37,928**	**42,636**	36,815	40,598	37,740	37,391	36,557
Off-balance sheet assets								
Letters of guarantee and documentary letters of credit		**1,476**	**1,476**	1,674	1,674	1,107	1,096	1,033
Commitments to extend credit		**4,989**	**6,621**	4,074	5,126	5,174	5,085	4,731
Securitization		**474**	**–**	–	–	–	–	–
Derivative financial instruments[1]								
Interest rate contracts		**424**	**296**	364	248	96	122	110
Foreign exchange contracts		**444**	**253**	755	433	428	234	220
Equities, commodities and credit derivative contracts		**2,854**	**1,535**	1,827	1,046	1,223	499	418
Total off-balance sheet assets		**10,661**	**10,181**	8,694	8,527	8,028	7,036	6,512
Market risk items		**3,894**	**3,459**	6,623	5,765	3,568	2,871	3,168
Operational risk items		**6,124**	**–**	5,937	–	–	–	–
		58,607	**56,276**	58,069	54,890	49,336	47,298	46,237

(1) Since November 1, 2006, all derivative financial instruments have been recorded in the Consolidated Balance Sheet.

TABLE 12 – SOURCES OF REGULATORY CAPITAL

As at October 31
(millions of dollars)

	Basel II 2009	Basel I 2009	Basel II 2008	Basel I 2008	Basel I 2007	Basel I 2006	Basel I 2005
Regulatory capital at beginning	**7,679**	**7,717**	6,116	6,116	6,607	5,925	5,319
Internally generated capital							
Net income	**854**	**854**	776	776	541	871	855
Dividends on common and preferred shares	**(457)**	**(457)**	(426)	(426)	(385)	(341)	(312)
	397	**397**	350	350	156	530	543
External financing							
Eligible subordinated debentures[1]	**(255)**	**(255)**	512	512	(300)	347	194
Preferred shares	**315**	**315**	374	374	–	–	25
Innovative instruments included in Tier 1 capital	**–**	**–**	450	450	(53)	208	(11)
Common shares	**80**	**80**	81	81	64	54	65
Repurchase of common shares	**–**	**–**	–	–	(315)	(310)	(224)
Non-controlling interest in subsidiaries	**1**	**1**	–	–	8	(123)	128
	141	**141**	1,417	1,417	(596)	176	177
Other							
Unrealized foreign exchange gains (losses), net	**(29)**	**(29)**	127	127	(88)	(66)	(16)
Other[2]	**211**	**307**	(331)	(293)	37	42	(98)
	182	**278**	(204)	(166)	(51)	(24)	(114)
Regulatory capital generated (used)	**720**	**816**	1,563	1,601	(491)	682	606
Regulatory capital at end	**8,399**	**8,533**	7,679	7,717	6,116	6,607	5,925

(1) Including issuances of $500 million of subordinated debentures on November 2, 2006 and 2005.
(2) Represents the changes in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill, the eligible deduction for intangible assets, investments in companies subject to significant influence and amounts related to securitization transactions.

TABLE 13 – CAPITAL ADEQUACY UNDER BASEL II

As at October 31
(millions of dollars)

	Risk-weighted assets 2009	2008
Approaches for credit risk		
Retail residential mortgages	**4,326**	3,997
Other retail	**7,853**	6,915
Corporate	**26,557**	27,065
Bank	**1,697**	1,582
Trading portfolio	**3,635**	2,826
Securitization	**1,085**	115
	45,153	42,500
Equity securities	**1,131**	975
Other assets	**2,305**	2,034
Total – Credit risk	**48,589**	45,509
Approaches for market risk		
Standardized approach	**2,977**	5,084
Advanced measurement approach	**917**	1,539
Total – Market risk	**3,894**	6,623
Approaches for operational risk	**6,124**	5,937
Total capital requirements for risk	**58,607**	58,069
Tier 1 capital ratio	**10.7%**	9.4%
Total capital ratio	**14.3%**	13.2%

TABLE 14 – REGULATORY CAPITAL AND CAPITAL RATIOS

As at October 31
(millions of dollars)
(in accordance with BIS guidelines)

	Basel II 2009	**Basel I 2009**	Basel II 2008	Basel I 2008	Basel I 2007	Basel I 2006	Basel I 2005
Tier 1 capital							
Common shareholders' equity	**5,282**	**5,282**	4,797	4,797	4,399	4,478	4,216
Unrealized foreign exchange gains and losses, net of hedging activities and after taxes, included in *Accumulated other comprehensive income*	**(100)**	**(100)**	(71)	(71)	(180)	(92)	(26)
Accumulated net after-tax realized losses on available-for-sale equity securities included in *Accumulated other comprehensive income*	**(11)**	**(11)**	(88)	(88)	–	–	–
Non-cumulative permanent preferred shares	**1,089**	**1,089**	774	774	400	400	400
Innovative instruments[1]	**971**	**971**	828	828	509	562	354
Non-controlling interest[2]	**19**	**19**	18	18	17	9	133
	7,250	**7,250**	6,258	6,258	5,145	5,357	5,077
Less: goodwill	**(746)**	**(746)**	(740)	(740)	(703)	(683)	(662)
Less: intangible assets in excess of limit	**(35)**	**(35)**	–	–	–	–	–
Less: gains on sales recorded upon securitizations	**(36)**	**–**	(38)	–	–	–	–
Less: investment in companies subject to significant influence	**(118)**	**–**	–	–	–	–	–
Less: deduction for securization (ABCP)	**(50)**	**–**	–	–	–	–	–
	6,265	**6,469**	5,480	5,518	4,442	4,674	4,415
Tier 2 capital							
Subordinated debentures	**1,897**	**1,897**	2,153	2,153	1,641	1,949	1,602
Eligible general allowances for credit risk	**456**	**456**	331	331	308	308	308
Accumulated net after-tax unrealized gains on available-for-sale equity securities included in *Accumulated other comprehensive income*	**–**	**–**	–	–	80	–	–
Excess Tier 1 qualifying innovative instruments[1]	**4**	**4**	147	147	–	–	–
	2,357	**2,357**	2,631	2,631	2,029	2,257	1,910
Less: investments in companies subject to significant influence and the capital of insurance companies	**(173)**	**(293)**	(432)	(432)	(353)	(289)	(360)
Less: first-loss protection	**–**	**–**	–	–	(2)	(35)	(40)
Less: deduction for securization (ABCP)	**(50)**	**–**	–	–	–	–	–
	2,134	**2,064**	2,199	2,199	1,674	1,933	1,510
Total capital	**8,399**	**8,533**	7,679	7,717	6,116	6,607	5,925
Regulatory capital ratios							
Tier 1 capital ratio	**10.7%**	**11.5%**	9.4%	10.1%	9.0%	9.9%	9.6%
Total capital ratio	**14.3%**	**15.2%**	13.2%	14.1%	12.4%	14.0%	12.8%
Tangible common equity ratio	**6.9%**	**7.2%**	6.4%	6.8%	6.8%	7.3%	7.4%
Assets-to-capital multiple[3]	**15.4**	**15.2**	16.7	16.6	18.7	17.8	20.0

(1) 400,000 NBC CapS II - Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust presented in *Non-controlling interest* and the 225,000 NBC CapS - Series I issued by NBC Capital Trust.
(2) Excluding 400,000 NBC CapS II - Series 1 and 350,000 NBC CapS II - Series 2 issued by NBC Asset Trust, mutual funds and other entities consolidated pursuant to the application of AcG-15.
(3) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined by capital adequacy requirements.

CONSOLIDATED FINANCIAL STATEMENTS

Management's Report	76
Auditors' Report	77
Consolidated Balance Sheets	78
Consolidated Statements of Income	79
Consolidated Statements of Comprehensive Income	80
Consolidated Statements of Changes in Shareholders' Equity	81
Consolidated Statements of Cash Flows	82
Notes to the Consolidated Financial Statements	83

MANAGEMENT'S REPORT

The consolidated financial statements of National Bank of Canada (the Bank) and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the Board) is responsible for reviewing and approving the financial information contained in the Annual Report. Acting through the Audit and Risk Management Committee (the Committee), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* (Canada) with respect to the protection of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair/Deloitte & Touche s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They had full and unrestricted access to the Committee to discuss their audit and financial reporting matters.

Louis Vachon
President and Chief Executive Officer

Patricia Curadeau-Grou
Chief Financial Officer and Executive Vice-President
Finance, Risk and Treasury

Montreal, Canada, December 2, 2009

AUDITORS' REPORT

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the Bank) as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.[1]

Montreal, Canada, December 2, 2009

(1) Chartered accountant auditor permit No. 9335

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

As at October 31	Notes	2009	2008
ASSETS			
Cash		**296**	254
Deposits with financial institutions		**1,932**	3,406
Securities	9		
Available-for-sale	8	**13,281**	12,322
Held-for-trading	10	**36,952**	33,863
		50,233	46,185
Securities purchased under reverse repurchase agreements		**7,637**	7,868
Loans	5 and 11		
Residential mortgage		**14,961**	15,366
Personal and credit card		**18,313**	15,695
Business and government		**20,003**	21,149
		53,277	52,210
Allowance for credit losses		**(640)**	(469)
		52,637	51,741
Other assets			
Customers' liability under acceptances		**5,733**	4,274
Fair value of derivative financial instruments	29	**7,516**	9,814
Premises and equipment	14	**362**	259
Goodwill	15	**746**	740
Intangible assets	15	**397**	384
Amounts due from clients, dealers and brokers		**2,578**	2,273
Other	16	**2,071**	2,134
		19,403	19,878
		132,138	129,332
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	5 and 17		
Personal		**34,609**	33,098
Business and government		**36,698**	36,872
Deposit-taking institutions		**3,638**	5,827
Deposit from NBC Capital Trust		**225**	225
		75,170	76,022
Other liabilities			
Acceptances		**5,733**	4,274
Obligations related to securities sold short		**13,221**	15,829
Securities sold under repurchase agreements		**12,736**	7,151
Fair value of derivative financial instruments	29	**5,947**	8,588
Amounts due to clients, dealers and brokers		**3,017**	2,389
Other	19	**6,623**	5,286
		47,277	43,517
Subordinated debentures	20	**2,017**	2,255
Non-controlling interest	21	**1,197**	2,029
Shareholders' equity			
Preferred shares	22	**1,089**	774
Common shares	22	**1,729**	1,656
Contributed surplus	24	**48**	31
Retained earnings		**3,515**	3,110
Accumulated other comprehensive income (loss)		**96**	(62)
		6,477	5,509
		132,138	129,332

Louis Vachon
President and Chief Executive Officer

Paul Gobeil
Director

CONSOLIDATED STATEMENTS OF INCOME

(millions of dollars)

Year ended October 31	Notes	2009	2008
Interest income			
Loans		**2,029**	2,974
Available-for-sale securities		**399**	213
Held-for-trading securities		**756**	865
Deposits with financial institutions		**12**	207
		3,196	4,259
Interest expense			
Deposits		**820**	1,685
Subordinated debentures		**102**	98
Other		**308**	624
		1,230	2,407
Net interest income		**1,966**	1,852
Other income			
Underwriting and advisory fees		**329**	312
Securities brokerage commissions		**220**	240
Deposit and payment service charges		**230**	228
Trading revenues (losses)	7	**12**	(329)
Losses on available-for-sale securities, net		**(97)**	(88)
Card service revenues		**37**	42
Lending fees		**140**	106
Insurance revenues		**117**	119
Revenues from acceptances, letters of credit and guarantee		**119**	77
Securitization revenues	11	**351**	226
Foreign exchange revenues		**110**	121
Trust services and mutual funds		**327**	354
Other		**270**	377
		2,165	1,785
Total revenues		**4,131**	3,637
Provision for credit losses	5	**305**	144
		3,826	3,493
Operating expenses			
Salaries and staff benefits		**1,538**	1,454
Occupancy		**192**	177
Technology		**390**	445
Communications		**76**	78
Professional fees		**180**	214
Restructuring charges	25	**–**	66
Other		**286**	261
		2,662	2,695
Income before income taxes and non-controlling interest		**1,164**	798
Income taxes	26	**252**	167
		912	631
Non-controlling interest	21	**58**	(145)
Net income		**854**	776
Dividends on preferred shares	22	**59**	32
Net income available to common shareholders		**795**	744
Number of common shares outstanding (thousands)	27		
Average – Basic		**160,263**	158,663
Average – Diluted		**160,901**	159,255
Earnings per common share (dollars)	27		
Basic		**4.96**	4.69
Diluted		**4.94**	4.67
Dividends per common share (dollars)	22	**2.48**	2.48

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(millions of dollars)

Year ended October 31	2009	2008
Net income	**854**	776
Other comprehensive income, net of income taxes		
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**(185)**	513
Impact of hedging net foreign currency translation gains or losses	**156**	(404)
Net change in unrealized foreign currency translation gains and losses, net of hedging activities	**(29)**	109
Net unrealized gains (losses) on available-for-sale securities	**265**	(156)
Reclassification to net income of (gains) losses on available-for-sale securities	**(94)**	(51)
Net change in unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions	**171**	(207)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**62**	206
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(46)**	(7)
Net change in gains and losses on derivative financial instruments designated as cash flow hedges	**16**	199
Total other comprehensive income, net of income taxes	**158**	101
Total comprehensive income	**1,012**	877

INCOME TAXES – OTHER COMPREHENSIVE INCOME

The income tax charge or recovery for each component of other comprehensive income is presented in the following table:

Year ended October 31	2009	2008
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations	**(8)**	15
Impact of hedging net foreign currency translation gains or losses	**63**	(155)
Net unrealized gains (losses) on available-for-sale securities	**118**	(70)
Reclassification to net income of (gains) losses on available-for-sale securities	**(41)**	(23)
Net gains (losses) on derivative financial instruments designated as cash flow hedges	**22**	94
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	**(21)**	(2)
Total income taxes (recovery)	**133**	(141)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(millions of dollars)

Year ended October 31	Notes	2009	2008
Preferred shares at beginning		774	400
Issuances of preferred shares, Series 20, 21, 24 and 26	22	315	374
Preferred shares at end		1,089	774
Common shares at beginning		1,656	1,575
Issuances of common shares			
Dividend Reinvestment and Share Purchase Plan		29	17
Stock Option Plan		42	41
Acquisitions	22 and 33	–	24
Other		2	(1)
Common shares at end	22	1,729	1,656
Contributed surplus at beginning		31	32
Stock option expense	24	13	11
Stock options exercised		(6)	(6)
Other		10	(6)
Contributed surplus at end		48	31
Retained earnings at beginning		3,110	2,793
Net income		854	776
Dividends			
Preferred shares	22	(59)	(32)
Common shares	22	(398)	(394)
Share issuance and other expenses, net of income taxes		8	(33)
Retained earnings at end		3,515	3,110
Accumulated other comprehensive loss at beginning, net of income taxes		(62)	(163)
Net change in unrealized foreign currency translation gains and losses, net of hedging activities		(29)	109
Net change in unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions		171	(207)
Net change in gains and losses on derivative financial instruments designated as cash flow hedges		16	199
Accumulated other comprehensive income (loss) at end, net of income taxes		96	(62)
Shareholders' equity		6,477	5,509

RETAINED EARNINGS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAXES

As at October 31	2009	2008
Retained earnings	3,515	3,110
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency translation gains and losses, net of hedging activities	(100)	(71)
Unrealized gains and losses on available-for-sale securities, net of fair value hedge transactions	32	(139)
Gains and losses on derivative financial instruments designated as cash flow hedges	164	148
	96	(62)
Total	3,611	3,048

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars)

Year ended October 31	2009	2008
Cash flows from operating activities		
Net income	**854**	776
Adjustments for:		
Provision for credit losses	**305**	144
Amortization of premises and equipment and intangible assets	**112**	82
Write-off of intangible assets	**–**	54
Future income taxes	**70**	(5)
Translation adjustment on foreign currency subordinated debentures	**(5)**	11
Losses (gains) on sale of available-for-sale securities, net	**60**	(190)
Other-than-temporary impairment charges	**37**	220
Gains on asset securitizations and other transfers of receivables, net	**(302)**	(181)
Stock option expense	**13**	11
Change in interest payable	**(123)**	(439)
Change in interest and dividends receivable	**52**	(12)
Change in income taxes payable	**246**	70
Change in the fair value of derivative financial instruments, net	**(360)**	(249)
Change in held-for-trading securities	**(3,089)**	(3,035)
Contributions in excess of the employee pension plans expense	**(192)**	–
Change in amounts due from clients, dealers and brokers	**(305)**	2,040
Change in amounts due to clients, dealers and brokers	**628**	(1,952)
Change in other items	**1,630**	1,119
	(369)	(1,536)
Cash flows from financing activities		
Change in deposits	**(852)**	5,224
Issuance of NBC CapS II	**–**	750
Issuance of subordinated debentures	**–**	500
Issuances of common shares	**73**	81
Issuances of preferred shares	**315**	374
Redemption of NB Capital preferred shares	**–**	(312)
Repurchase of subordinated debentures	**(250)**	–
Share issuance expenses	**(10)**	(19)
Dividends paid on common shares	**(373)**	(484)
Dividends paid on preferred shares	**(56)**	(25)
Change in obligations related to securities sold short	**(2,608)**	(394)
Change in securities sold under repurchase agreements	**5,585**	5,081
Change in other items	**(256)**	831
	1,568	11,607
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	**136**	138
Change in loans (excluding securitization)	**(5,302)**	(7,338)
Proceeds from securitization of new assets and other transfers of receivables	**4,101**	3,813
Maturity of securitized assets	**–**	(400)
Purchases of available-for-sale securities	**(42,067)**	(26,370)
Sales of available-for-sale securities	**40,634**	22,642
Change in securities purchased under reverse repurchase agreements	**231**	(1,902)
Net change in premises and equipment and intangible assets	**(228)**	(184)
	(2,495)	(9,601)
Increase (decrease) in cash and cash equivalents	**(1,296)**	470
Cash and cash equivalents at beginning	**3,466**	2,996
Cash and cash equivalents at end	**2,170**	3,466
Cash and cash equivalents		
Cash	**296**	254
Deposits with financial institutions	**1,932**	3,406
Less: Amount pledged as collateral	**(58)**	(194)
	2,170	3,466
Supplementary information		
Interest paid	**1,353**	2,846
Income taxes paid	**50**	(24)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(millions of dollars)

NOTE 1



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of National Bank of Canada (the Bank) were prepared in accordance with section 308(4) of the *Bank Act* (Canada), which states that, except for as otherwise specified by the Superintendent of Financial Institutions (Canada) (the Superintendent), the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the carrying value of assets and liabilities on the balance sheet date, income and other related information. The most significant items for which Management has prepared estimates and assumptions are the allowance for credit losses, the fair value of financial instruments, the other-than-temporary impairment of available-for-sale securities, asset securitization, variable interest entities, goodwill and intangible assets, the impairment of long-lived assets, pension plans and other employee future benefits, income taxes, and the provision for contingencies. Accordingly, actual results could differ from these estimates, in which case the impact would be recognized in the consolidated financial statements in future fiscal periods.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, operating results and cash flows of all subsidiaries and variable interest entities (VIEs) where the Bank is the primary beneficiary, after elimination of intercompany transactions and balances.

VIEs are entities in which the holders of the equity investments at risk do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No. 15, *Consolidation of Variable Interest Entities* (AcG-15), of the Canadian Institute of Chartered Accountants (CICA) Handbook requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are presented in *Other assets* in the Consolidated Balance Sheet. The Bank's share of income (loss) from these companies is included in *Other* under *Other income* in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control, whereby only the Bank's pro rata share of assets, liabilities, revenues and expenses is consolidated.

Translation of foreign currencies

Foreign currency denominated monetary assets and liabilities of the Bank and its integrated branches and subsidiaries are translated into Canadian dollars at the rate in effect on the balance sheet date, whereas non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated at the average exchange rates for the period. Translation gains and losses arising from operations in integrated branches and subsidiaries are recorded in *Other income* in the Consolidated Statement of Income, except for unrealized gains and losses on their available-for-sale securities, which are recorded in *Other comprehensive income*.

All foreign currency denominated assets and liabilities of self-sustaining foreign branches and subsidiaries are translated into Canadian dollars at the rate in effect on the balance sheet date, whereas the revenues and expenses of such foreign operations are translated into Canadian dollars at average exchange rates for the period. Gains and losses on translating the financial statements of self-sustaining branches and subsidiaries, along with related hedge and tax effects, are presented in *Accumulated other comprehensive income* in the Consolidated Balance Sheet. When there is a reduction in the net investment, an appropriate portion of these accumulated translation gains and losses is reclassified to *Other income* in the Consolidated Statement of Income.

Classification and measurement of financial instruments

The accounting framework for financial instruments requires that all financial assets and liabilities be classified based on their characteristics, Management's intention, or the choice of category in certain circumstances. When they are initially recognized, all financial assets are classified as held-for-trading, held to maturity, available-for-sale or loans and receivables, while financial liabilities are classified as held-for-trading or not held-for-trading purposes. When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for certain available-for-sale equity securities not quoted in an active market, which are recorded at cost, and items that are classified in the following categories, which are measured at cost or amortized cost calculated using the effective interest rate method: financial assets held-to-maturity, loans and receivables, and financial liabilities not held for trading purposes. To date, the Bank has not classified any financial asset as held-to-maturity.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Under the fair value option, a financial asset or liability may also be irrevocably designated as held-for-trading when it is first recognized. Financial instruments thus designated are accounted for under the fair value option, and any change in fair value is recorded in *Other income* in the Consolidated Statement of Income.

The Superintendent has issued guidelines limiting the circumstances under which this option may be used. The Bank may use this option in the following cases:

- If, consistent with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the measurement or recognition disparity of measuring financial assets or liabilities on a different basis, and if the fair values are reliable; or
- If a group of financial assets and financial liabilities to which an instrument belongs is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information is provided on that basis to senior management, and if the fair values are reliable. Consequently, the Bank may use the fair value option provided it has implemented a documented risk management strategy to manage the group of financial instruments together on the fair value basis and can demonstrate that significant financial risks are eliminated or significantly reduced, and if the fair values are reliable; or
- For hybrid financial instruments with one or more embedded derivatives that would significantly modify the cash flows of the financial instruments and that would otherwise be bifurcated and accounted for separately.

In the years ended October 31, 2008 and 2009, the CICA made a number of amendments to Section 3855, *Financial Instruments – Recognition and Measurement*, including the following:

- Effective August 1, 2008, a financial asset, other than a derivative financial instrument or a financial asset that, upon initial recognition, was designated as held-for-trading, may be reclassified out of the held-for-trading category in rare circumstances if the financial asset is no longer held for the purpose of selling it in the near term. The financial asset must be reclassified at its fair value on the date of reclassification, and this fair value becomes its new cost or amortized cost, as applicable.
- On August 20, 2009, the definition of the loans and receivables financial asset category was modified. As a result, retrospectively since November 1, 2008, debt securities not quoted in an active market can be classified as loans and receivables, and impairment is determined using the incurred credit loss model of Section 3025, *Impaired Loans*. Prior to that date, such debt securities were excluded from the loans and receivables category and classified as available-for-sale. During the year ended October 31, 2009, the Bank did not classify any debt securities in the loans and receivables category. Furthermore, loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading, and loans and receivables for which the holder may not recover substantially all of the initial investment, other than because of credit deterioration, must be classified as available-for-sale. During the year ended October 31, 2009, no loan or receivable was classified as held-for-trading or as available-for-sale.

Cash and deposits with financial institutions
Cash and deposits with financial institutions consist of cash and cash equivalents as well as amounts pledged. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions – including net receivables related to cheques and other items in the clearing process – as well as the net amount of cheques and other items in transit.

Available-for-sale securities
Securities not classified as held-for-trading are classified as available-for-sale securities. The Bank accounts for transactions on available-for-sale securities on the trade date and the related transaction costs are capitalized.

Available-for-sale securities are recognized at fair value, except for certain equity securities that do not have a quoted market price in an active market, which are recognized at cost.

Unrealized gains and losses are recognized, net of income taxes, provided they are not hedged by derivative financial instruments in a fair value hedging relationship, in *Accumulated other comprehensive income*. In the event of disposal, the realized gains or losses, determined on an average cost basis, are reclassified to *Other income* in the Consolidated Statement of Income on the trade date.

The amortization of premiums and discounts, under the effective interest rate method, as well as dividend and interest income are recognized in *Interest income* in the Consolidated Statement of Income.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Available-for-sale securities are measured periodically to determine whether there is objective evidence of impairment. When making this assessment, the Bank takes into account the significance of the impairment in relation to its cost or amortized cost, the duration of the impairment, the financial condition and prospects of the issuer as well as the Bank's ability and intent to hold the investment until it recovers its fair value. If there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in *Accumulated other comprehensive income* is reclassified to *Other income* in the Consolidated Statement of Income. Effective November 1, 2008, impairment losses recognized in income relating to an available-for-sale debt security must be reversed in income when, in a subsequent period, the fair value of the security increases, and the increase can be objectively associated with an event occurring after the loss was recognized.

Held-for-trading securities

Held-for-trading securities are generally purchased for sale in the near term or are part of portfolios of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. The Bank accounts for held-for-trading securities transactions on the settlement date in the Consolidated Balance Sheet. Changes in fair value between the trade date and the settlement date are included in *Other income* in the Consolidated Statement of Income.

Held-for-trading securities are recorded at fair value and any transaction fees are included directly in the Consolidated Statement of Income. Realized and unrealized gains and losses on such securities are recorded in *Other income* in the Consolidated Statement of Income. Dividend and interest income are recorded in *Interest income* in the Consolidated Statement of Income.

Securities purchased under reverse repurchase agreements and sold under repurchase agreements

The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. The Bank records these transactions on the settlement date. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded in the Consolidated Balance Sheet at amortized cost using the effective interest rate method. Interest income from reverse repurchase agreements and interest expense from repurchase agreements are recorded in *Other income* in the Consolidated Statement of Income.

Loans

Loans, including transaction fees directly attributable to the granting of the loans, are recognized in the Consolidated Balance Sheet at amortized cost calculated using the effective interest rate method.

A loan, other than a credit card receivable, is considered impaired when, in Management's opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Whenever a payment is contractually 90 days past due, loans are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days. In all cases, loans that are more than 180 days past due are considered impaired, except when they are fully guaranteed or insured by the Government of Canada, a Canadian provincial government or a Canadian government agency, in which case, they are classified as impaired when they are more than 365 days in arrears. Loans are returned to performing status when the timely collection of principal and interest is reasonably assured and when all principal and interest payments in arrears have been collected. Credit card receivables are written off when payments are 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is reduced to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Held-for-sale foreclosed assets in settlement of an impaired loan are accounted for at fair value less cost to sell at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded under *Provision for credit losses*. For any subsequent change in their fair value, gains and losses are recognized under *Other income* in the Consolidated Statement of Income. Gains must not exceed the losses in value recognized after the foreclosure date. Revenue generated by foreclosed assets as well as operating expenses are recorded in *Other* under *Other income* in the Consolidated Statement of Income.

Held-for-use foreclosed assets in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding this fair value is recorded under *Provision for credit losses* in the Consolidated Statement of Income. Subsequent to the date of foreclosure, these assets are recorded as premises and equipment and in accordance with the applicable accounting rules.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to *Interest income* over the term of the loan. Direct costs for originating a loan are netted against origination fees. If there is a reasonable expectation that a commitment will result in a loan, commitment fees receive the same accounting treatment: they are amortized to *Interest income* over the term of the loan. Otherwise, they are included in *Other income* over the term of the commitment. Loan syndication fees are recorded in *Other income*, unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to *Interest income* over the term of the loan. Certain mortgage loan prepayment fees are recognized as *Lending fees* in the Consolidated Statement of Income when earned. Commissions, if any, are amortized under the effective interest rate method.

Allowance for credit losses

The allowance for credit losses reflects Management's best estimate of losses in its credit portfolio as at the balance sheet date. This allowance relates primarily to loans but may also cover the credit risk associated with deposits with financial institutions, derivative financial instruments, loan substitute securities and other credit instruments such as acceptances, commitments to extend credit, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans and the general allowance for credit risk, is increased by the provision for credit losses charged to the Consolidated Statement of Income and decreased by the amount of write-offs net of recoveries.

Specific allowances are recorded in order to recognize the estimated losses for loans classified as impaired. Loans to businesses and governments include loans to businesses other than certain small businesses classified in consumer credit portfolios, government entities and financial institutions. The credit risk for these portfolios is assessed individually and on an ongoing basis, and the Bank records a specific allowance as soon as a loan is deemed impaired. The loans in these portfolios are written off when all reasonable collection efforts have been exhausted or the borrower is bankrupt, liquidation is in process and further recovery of balances owing is not expected. Personal loans, which include residential mortgage loans, consumer loans and loans to certain small businesses, comprise a large number of homogeneous balances that are managed together, for which specific allowances are established on the basis of historical net write-off experience. Personal loans without collateral for which all the signatories have declared bankruptcy are automatically written off.

The general allowance allocated for credit risk represents Management's best estimate of probable losses within the portion of the credit portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding loans and undrawn commitments. The allocated general allowance for the business and government loan portfolio is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type, to which is added an additional amount that takes into account the discovery period and migration risk. For personal loans, the general allowance is based on specific parameters by product and no discovery period is calculated. Losses are determined by the application of loss ratios established through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans and the allocated general allowance. This assessment takes into account general economic and business conditions, recent credit loss experience, and credit quality and concentration trends when the general allowance was created on the date of the Consolidated Balance Sheet. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Asset securitization

The Bank securitizes residential mortgage loans and credit card receivables by selling them to trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and receives consideration other than beneficial interests in these assets. For control to be considered surrendered, the following conditions must be met:

- The transferred assets have been isolated from those of the Bank, even in bankruptcy or other receivership;
- The purchaser has the right to pledge or exchange the assets it received or, if the purchaser is a qualifying special-purpose entity (QSPE) as defined in CICA Accounting Guideline No. 12, *Transfers of Receivables* (AcG-12), each investor in the QSPE has the right to sell or pledge its beneficial interests in the QSPE; and
- The Bank does not maintain effective control over the transferred assets.

If these conditions are not all met, the sale is considered a secured borrowing, the assets remain on the Bank's Consolidated Balance Sheet and the proceeds are recognized as a liability.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains or losses on securitizations, net of transaction fees, are included in *Securitization revenues* in the Consolidated Statement of Income. Gains or losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying value of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, their initial and future fair values are determined primarily using the present value of expected future cash flows based on assumptions on weighted average terms, expected credit losses, prepayment rates, anticipated excess spreads (net of expected credit losses), and discount rates commensurate with the risks involved.

Retained interests are recorded at fair value and included in available-for-sale securities. Changes in fair value are recognized in *Accumulated other comprehensive income*. If there is objective evidence of an other-than-temporary impairment in fair value, the accumulated loss reflected in *Accumulated other comprehensive income* is reclassified to *Gains (losses) on available-for-sale securities* in the Consolidated Statement of Income.

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized in the Consolidated Balance Sheet and recorded in the Consolidated Statement of Income over the term of the transferred receivables. This servicing liability is presented in *Other liabilities* in the Consolidated Balance Sheet.

Acceptances and customers' liability under acceptances

The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. Fees are recorded in *Other income* in the Consolidated Statement of Income.

Premises and equipment

Buildings, equipment and furniture, leasehold improvements, and computer equipment leased under a capital lease are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)
Computer equipment leased under a capital lease	(a)	(c)

(a) Straight-line.
(b) Declining balance.
(c) Amortization period corresponds to the lesser of the useful life or the lease term plus the first renewal option, if applicable.

Premises and equipment are tested for impairment when events or changes in circumstances indicate that their carrying value might not be recoverable. The carrying value of a long-lived asset is not recoverable if it is greater than the undiscounted cash flows that would likely be generated from the use and eventual disposal of the asset. An impairment charge equal to the amount by which the carrying value exceeds fair value would then be recognized in the Consolidated Statement of Income.

Goodwill and intangible assets

The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired. The goodwill impairment test consists of comparing the carrying value of the reporting unit, including the allocated goodwill, with its fair value. A reporting unit is either an operating segment or a component of a segment. If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying value of the reporting unit's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit. Any goodwill impairment is charged to the Consolidated Statement of Income for the period during which the impairment has been determined.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets of the Bank resulting from the acquisition of subsidiaries or groups of assets consist mainly of management contracts and are recorded at fair value at the time of acquisition. Since most of these assets have indefinite useful lives and therefore are not subject to amortization, they are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists of comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to the Consolidated Statement of Income in the period during which the impairment is determined. Certain intangible assets, such as software, with finite useful lives are amortized over their estimated useful lives, which varies between four and ten years. Intangible assets subject to amortization are tested for impairment when events or changes in circumstances indicate that their carrying value might not be recoverable. The carrying value of a long-lived asset is not recoverable if it is greater than the undiscounted cash flows that would likely be generated from the use and eventual disposal of the asset. An impairment charge equal to the amount by which the carrying value exceeds fair value would then be recognized in the Consolidated Statement of Income.

Obligations related to securities sold short
These financial liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded at fair value and presented as liabilities in the Consolidated Balance Sheet. Realized and unrealized gains and losses are recognized in *Other income* in the Consolidated Statement of Income.

Income taxes
The Bank provides for income taxes under the asset and liability method. It determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, in accordance with enacted or substantively enacted income tax laws and income tax rates that will apply on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized. No future income tax expense is recorded for the portion of *Retained earnings* of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments
In the normal course of business, the Bank uses derivative financial instruments to accommodate the needs of its clients, enable it to generate income from its trading activities, and manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risk.

All derivative financial instruments are recorded at fair value in the Consolidated Balance Sheet. Derivative financial instruments with a positive fair value are included in assets, and derivative financial instruments with a negative fair value are included in liabilities in the Consolidated Balance Sheet.

Embedded derivative financial instruments
An embedded derivative financial instrument is a component of a financial instrument or another contract, the characteristics of which are similar to those of a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument comprising a host contract and an embedded derivative financial instrument.

Embedded derivatives are bifurcated and accounted for separately if, and only if, the following three conditions are met: the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that meets the definition of a derivative financial instrument, and the hybrid contract is not recorded at fair value.

Embedded derivative financial instruments are classified with the host contract on the Consolidated Balance Sheet and measured at their fair value. Realized and unrealized gains and losses are recorded in *Other income* in the Consolidated Statement of Income. For deposits whose return is based on portfolio management, realized and unrealized gains and losses are recognized in *Net interest income* in the Consolidated Statement of Income.

Held-for-trading derivative financial instruments
Derivative financial instruments are recognized at fair value, and realized and unrealized gains and losses are recorded in *Other income* in the Consolidated Statement of Income.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Hedging derivative financial instruments

Policy
The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that offsetting gains, losses, revenues and expenses are recognized in *Net income* in the same period or periods.

Documentation
At the inception of the hedging relationship, the Bank designates and formally documents all hedging relationships, detailing the risk management objective and the hedging strategy. The documentation identifies the specific asset, liability or cash flows being hedged, the related hedging item, the nature of the specific risk exposure or exposures being hedged, the intended term of the hedging relationship, the method for assessing the effectiveness of the hedging relationship, and the method for measuring the ineffectiveness of the hedging relationship. Both at the inception of the hedging relationship and throughout its term, the Bank ensures that the hedging relationship is effective and consistent with its originally documented risk management objective and strategy. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge or a foreign exchange hedge of a net investment in a self-sustaining foreign operation.

Fair value hedge
In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the effective portion of the gains or losses attributable to the hedged risk, which are recognized in the Consolidated Statement of Income, as is the change in the fair value of the hedging item. The resulting ineffective portion is included in *Other income* in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively if the hedging relationship no longer qualifies as an effective hedge or if the hedging item is settled. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative adjustments with respect to the effective portion of gains and losses attributable to the hedged risk are amortized using the effective interest method and recognized in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative adjustments with respect to the effective portion of gains and losses attributable to the hedged risk are immediately recorded in the Consolidated Statement of Income.

Cash flow hedge
In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of changes in fair value of the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

The amounts recorded in *Accumulated other comprehensive income* are reclassified to the Consolidated Statement of Income in the period or periods during which the cash flows of the hedged item affect the Consolidated Statement of Income.

When the derivative financial instrument no longer satisfies the conditions of effective hedging, hedge accounting is discontinued prospectively. The amounts previously recorded in *Accumulated other comprehensive income* are reclassified to the Consolidated Statement of Income in the period or periods during which the cash flows of the hedged item affect the Consolidated Statement of Income.

Hedge of a net investment in a self-sustaining foreign operation
Derivative and non-derivative financial instruments are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount is presented in the Consolidated Balance Sheet when the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Guarantees

CICA Accounting Guideline No. 14, *Disclosure of Guarantees* (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (in cash, financial instruments, other assets, shares of the guarantor, or provision of services) to the beneficiary due to (a) changes in an interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement, or (c) failure of a third party to pay its indebtedness when due.

Liabilities are recorded for the fair value of the obligation assumed at the inception of guarantees that satisfy the definition in AcG-14. No subsequent remeasurement at fair value is required, unless the financial guarantee is considered a derivative financial instrument.

Insurance revenues and expenses

Premiums less claims and changes in actuarial liabilities are recognized in *Other income* in the Consolidated Statement of Income.

Assets under administration and assets under management

The Bank administers and manages assets that are owned by clients but that are not recorded in the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in *Other income* in the Consolidated Statement of Income as the services are provided.

Employee future benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits) that are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension benefit obligations and of the accured post-retirement benefit obligations is based on the projected benefit method prorated on services using the most likely assumptions according to Management regarding future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. The assumption regarding the discount rate is determined using a yield curve for high-quality corporate bonds. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value, while equity securities and other assets are measured using a market-related value. This value is based on the recognition of changes in the fair value of assets over a three-year period.

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the accrued benefit obligation, the expected long-term return on plan assets, based on the fair value or a market-related value, the amortization of net actuarial gains and losses, and the amortization of past service costs. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in *Other assets* of the Consolidated Balance Sheet, while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in *Other liabilities* of the Consolidated Balance Sheet.

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets (market-related value for certain assets), whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 8 to 12 years, depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for before the settlement.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock-based compensation plans
The Bank has several stock-based compensation plans: the Stock Option Plan, the Stock Appreciation Rights (SAR) Plan, the Deferred Stock Unit (DSU) Plan, the Restricted Stock Unit (RSU) Plan, the Deferred Compensation Plan of National Bank Financial, and the Employee Share Ownership Plan.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the discrete dividend Black-Scholes model. This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in *Salaries and staff benefits* and *Contributed surplus*. When the options are exercised, the *Contributed surplus* amount is credited to *Shareholders' equity – Common shares* in the Consolidated Balance Sheet. The proceeds received from the employees when these options are exercised are also credited to *Shareholders' equity – Common shares* in the Consolidated Balance Sheet.

SARs are recorded at intrinsic value by measuring, on an ongoing basis and until they are exercised, the excess of the market price of the Bank's common stock over the exercise price of the right. The obligation, which results from the variation in the stock's market price, is recognized in income gradually over the vesting period of four years, and the corresponding amount is included in *Other liabilities* in the Consolidated Balance Sheet. When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized in *Salaries and staff benefits* in the Consolidated Statement of Income for the period in which the variations occur. When a SAR is exercised, the Bank makes a cash payment equal to the increase in the stock price since the date of the award.

The obligation that results from the award of a DSU and RSU is generally recognized in income gradually over the vesting period, and the corresponding amount is included in *Other liabilities* in the Consolidated Balance Sheet. The change in the obligation attributable to variations in the stock price and dividends paid on common shares for these plans is recognized in *Salaries and staff benefits* in the Consolidated Statement of Income for the period in which the variations occur. On the redemption date, the Bank makes a cash payment equal to the value of the common shares on that date.

Compensation costs related to awards granted to employees eligible to retire at the award date are immediately recognized on the grant date. Compensation costs related to awards granted to employees who will become eligible to retire during the vesting period are recognized over the period from the award date to the date the employee becomes eligible to retire.

For all of these plans, cancellations and forfeitures are recognized as they occur.

The Bank uses derivative financial instruments to hedge the risks associated with some of these plans. The compensation expense for these plans, net of related hedges, is recognized in the Consolidated Statement of Income.

The Bank's contributions to the Employee Share Ownership Plan are expensed as incurred.

Comparative figures
Certain comparative figures from the previous year have been reclassified to conform to the presentation adopted in fiscal 2009.

NOTE 2

CHANGES IN ACCOUNTING POLICIES

2A. RECENT ACCOUNTING STANDARDS ADOPTED

Goodwill and intangible assets
In January 2008, the CICA issued Handbook Section 3064, *Goodwill and Intangible Assets*. This new accounting standard reinforces the approach under which assets are recorded only if they satisfy the definition of an asset and the recognition criteria for an asset. It also clarifies the application of the concept of matching costs with revenues, so as to eliminate the practice of recognizing as assets items that do not meet the definition of an asset or satisfy the recognition criteria for an asset. Subsequent to the adoption of this standard, the Bank retrospectively reclassified the net carrying value of the intangible assets related to software and technology developments from the *Premises and equipment* item to the *Intangible assets* item in the Consolidated Balance Sheet. For additional information, refer to Note 14 and 15.

Credit risk and the fair value of financial assets and financial liabilities
On January 20, 2009, the Emerging Issues Committee issued Abstract 173 (EIC-173), *Credit Risk and the Fair value of Financial Assets and Financial Liabilities*. EIC-173 stipulates that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative financial instruments. EIC-173 applies to the Bank effective November 1, 2008 and must be applied retrospectively without restatement of prior periods. In accordance with EIC-173, certain financial assets and financial liabilities, including derivative financial instruments, had to be remeasured as at November 1, 2008. Any adjustment to the fair value must be recorded as an adjustment to the balance of retained earnings as at that date, except certain adjustments related to derivative financial instruments in a hedging relationship. In certain specific cases, any resulting difference would be recorded either in *Accumulated other comprehensive income* or as an adjustment to the carrying value of the hedged item. The initial application of EIC-173 did not have a significant impact on the Bank's consolidated financial statements.

Financial instrument disclosures
In June 2009, the CICA amended Handbook Section 3862, *Financial Instruments – Disclosures*, to enhance disclosures about fair value measurements and the liquidity risk of financial instruments.

All financial instruments recognized at fair value on the Consolidated Balance Sheet must be classified in three fair value hierarchy levels, which are as follows:

- Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
- Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- Level 3 – valuation techniques with significant unobservable market inputs.

This information is presented in Note 4.

Impairment of financial assets
On August 20, 2009, the CICA amended Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. The amendments apply to annual financial statements relating to fiscal years beginning on or after November 1, 2008 with retroactive application to the beginning of the fiscal year. The Bank adopted the amendments described below in the fourth quarter of the year ended October 31, 2009 with retroactive application to November 1, 2008.

The definition of the "loans and receivables" financial asset category, which is measured at cost or amortized cost calculated using the effective interest rate method, has been modified. As a result, debt securities that are not quoted in an active market can be classified as loans and receivables, and impairment is measured using the incurred credit loss model of Section 3025, *Impaired Loans*. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as held-for-trading, and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.

Reclassification of financial assets from the held-for-trading and available-for-sale categories to the loans and receivables category is permitted under certain circumstances.

Impairment losses recognized in income relating to an available-for-sale debt security must be reversed in income when, in a subsequent period, the fair value of the security increases, and the increase can be objectively related to an event occurring after the loss was recognized.

The initial application of these amendments did not impact the Bank's consolidated financial statements.

NOTE 2 CHANGES IN ACCOUNTING POLICIES (cont.)

2B. RECENT ACCOUNTING STANDARDS PENDING ADOPTION

Business combinations, consolidated financial statements and non-controlling interests
On January 5, 2009, three new sections of the CICA Handbook were issued: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-controlling Interests*. The main impacts of these standards are described below.

Business combinations
On the date on which an acquirer obtains control of a business, the acquirer must measure the business acquired as a whole in order to determine its fair value. The acquirer must measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, at their acquisition-date fair value. Acquisition-related costs are accounted for as expenses in the periods in which the costs are incurred and the services are received, except for costs to issue debt securities, which are capitalized and amortized using the effective interest rate method, and costs to issue share capital, which are recognized as capital transactions. The standard provides for a measurement period after the acquisition date during which the acquirer may retrospectively adjust the provisional amounts recognized on the acquisition date. This new standard will be applicable prospectively at the Bank to business combinations carried out on or after November 1, 2011. Earlier application is permitted provided Sections 1601 and 1602 are applied at the same time.

Consolidated financial statements and non-controlling interests
Section 1601 establishes standards for the preparation of consolidated financial statements after the acquisition date and certain aspects of consolidation on the acquisition date. Section 1602 establishes standards for the accounting and presentation of non-controlling interests subsequent to a business combination. These new standards are applicable to the Bank effective November 1, 2011. Earlier application is permitted provided Section 1582 is applied at the same time.

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board confirmed that all publicly accountable enterprises would be required to report under IFRS for fiscal years beginning on or after January 1, 2011. The Bank will apply IFRS commencing November 1, 2011. It will present its consolidated financial statements for the quarter ending January 31, 2012 prepared on an IFRS basis and will present comparatives for the year commencing November 1, 2010.

In order to prepare for the transition to IFRS, the Bank has established an enterprise-wide project, formed a dedicated project team and put in place a formal governance structure. The project team reports on a regular basis to the executive committee and the steering committee, committees that are made up of senior levels of management from all relevant departments.

The Bank has developed a detailed project plan, assessed the resource requirements for its implementation, and commenced staff training. It has already identified the major differences between existing Canadian GAAP and current IFRS. Standards likely to have a significant impact on the consolidated financial statements include those relating to financial instrument recognition and measurement and to consolidation. As IFRS are in constant evolution, the Bank has created a scorecard to track the changes.

The Bank is currently assessing how adoption of IFRS will impact information technology, operations and internal controls. A strategy has been defined for the dual-accounting period.

At this time, the Bank is unable to quantify how the transition to IFRS will impact its consolidated financial statements, but it believes that this impact could be significant.

In the periods preceding the first fiscal year in which IFRS will be adopted, the impacts of the transition to international standards on the Bank's consolidated financial statements will be disclosed as they become known.

NOTE 3

CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY

Financial assets and financial liabilities are recognized in the Consolidated Balance Sheet at fair value, cost or amortized cost according to the categories determined by the accounting framework for financial instruments. The carrying values for each category of financial asset and liability are presented in the table below.

As at October 31, 2009

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial assets							
Cash	296	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	1,932	–	–	–
Securities							
Available-for-sale	–	–	13,281	–	–	–	–
Held-for-trading	33,041	3,911	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,637	–	–	–
Loans	–	–	–	52,637[1]	–	–	–
Other assets							
Customers' liability under acceptances	–	–	–	5,733	–	–	–
Fair value of derivative financial instruments	6,798	–	–	–	–	449	269
Amounts due from clients, dealers and brokers	–	–	–	2,578	–	–	–
Other assets	–	–	–	379	–	–	–
Total financial assets	40,135	3,911	13,281	70,896	–	449	269
Financial liabilities							
Deposits							
Personal	–	–	–	–	34,609	–	–
Business and government	–	662	–	–	36,036[1]	–	–
Deposit-taking institutions	–	–	–	–	3,638	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other liabilities							
Acceptances	–	–	–	–	5,733	–	–
Obligations related to securities sold short	13,221	–	–	–	–	–	–
Securities sold under repurchase agreements	–	2,667	–	–	10,069	–	–
Fair value of derivative financial instruments	5,859	–	–	–	–	53	35
Amounts due to clients, dealers and brokers	–	–	–	–	3,017	–	–
Other liabilities	–	–	–	–	5,004	–	–
Subordinated debentures	–	–	–	–	2,017	–	–
Total financial liabilities	19,080	3,329	–	–	100,348	53	35

(1) Including embedded derivative financial instruments.

NOTE 3 CARRYING VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES BY CATEGORY (cont.)

As at October 31, 2008

	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for-trading	Available-for-sale	Loans and receivables	Financial liabilities at cost or amortized cost	Derivative financial instruments designated as cash flow hedges	Derivative financial instruments designated as fair value hedges
Financial assets							
Cash	254	–	–	–	–	–	–
Deposits with financial institutions	–	–	–	3,406	–	–	–
Securities							
Available-for-sale	–	–	12,322	–	–	–	–
Held-for-trading	32,178	1,685	–	–	–	–	–
Securities purchased under reverse repurchase agreements	–	–	–	7,868	–	–	–
Loans	–	–	–	51,741[1]	–	–	–
Other assets							
Customers' liability under acceptances	–	–	–	4,274	–	–	–
Fair value of derivative financial instruments	9,241	–	–	–	–	305	268
Amounts due from clients, dealers and brokers	–	–	–	2,273	–	–	–
Other assets	–	–	–	431	–	–	–
Total financial assets	41,673	1,685	12,322	69,993	–	305	268
Financial liabilities							
Deposits							
Personal	–	–	–	–	33,098	–	–
Business and government	–	567	–	–	36,305[1]	–	–
Deposit-taking institutions	–	–	–	–	5,827	–	–
Deposit from NBC Capital Trust	–	–	–	–	225	–	–
Other liabilities							
Acceptances	–	–	–	–	4,274	–	–
Obligations related to securities sold short	15,829	–	–	–	–	–	–
Securities sold under repurchase agreements	–	–	–	–	7,151	–	–
Fair value of derivative financial instruments	8,502	–	–	–	–	35	51
Amounts due to clients, dealers and brokers	–	–	–	–	2,389	–	–
Other liabilities	–	–	–	–	4,094	–	–
Subordinated debentures	–	–	–	–	2,255	–	–
Total financial liabilities	24,331	567	–	–	95,618	35	51

NOTE 4



FAIR VALUE OF FINANCIAL INSTRUMENTS

a) Establishing fair value

The Bank has policies governing the process for determining fair value. These policies are documented and periodically reviewed by the Risk Management group. All valuation models are validated, and controls have been implemented to ensure that they are applied.

As judgment is used in applying a large number of acceptable valuation techniques and estimates to calculate fair value, fair values are not necessarily comparable among financial institutions. The estimated fair value reflects market conditions on a given date and, consequently, may not be indicative of future fair value.

When a financial instrument is initially recognized, its fair value is the amount of consideration for which the financial instrument would be exchanged in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of the fair value of a financial instrument at initial recognition is the transaction price, i.e., the fair value of the consideration received or paid. In certain circumstances, the initial fair value may be based on other observable current market transactions for the same instrument, without modification or repackaging, or based on a valuation technique whose variables include only observable market inputs. When the Bank uses a valuation technique based on observable market inputs to determine the initial fair value or when the risks associated with the derivative contract are fully offset by other contracts entered into with third parties, the difference between the transaction price and the initial estimated fair value is recognized in the Consolidated Statement of Income. When the Bank uses a valuation technique based on significant unobservable market inputs, the difference between the fair value of the consideration received or paid and the amount determined using the valuation technique is deferred in the Consolidated Balance Sheet. The amount of the deferred gain or loss is recognized over the term of the financial instrument using the effective interest rate method. The unamortized balance is immediately recognized in net income when (i) observable market inputs can be obtained and support the fair value of the transaction, (ii) the risks associated with the initial contract are substantially offset by other contracts entered into with third parties, (iii) the gain or loss is realized through a cash receipt or payment, or (iv) the transaction is terminated early or on maturity.

When financial instruments are to be subsequently remeasured, quoted market prices in an active market provide the best indication of fair value, and when such prices are available, the Bank uses them to measure the financial instruments. A financial instrument is considered to be quoted in an active market when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency and those prices reflect actual market transactions on an arm's length basis. The fair value of a financial asset traded in an active market generally reflects the bid price and, that of a financial liability traded in an active market, the ask price. If the market for a financial instrument is not active, the Bank establishes fair value using a valuation technique that primarily makes use of observable market inputs. Such valuation techniques include using available information concerning recent market transactions, reference to the current fair value of a comparable financial instrument, discounted cash flow analysis, option pricing models, and all other valuation techniques commonly used by market participants where it has been demonstrated that the technique provides reliable estimates.

In cases where the fair value is established using valuation models, the Bank makes assumptions about the amount, the timing of estimated future cash flows and the discount rates used. These assumptions are based primarily on observable market inputs such as interest rate yield curves, foreign exchange rates, credit curves as well as price and rate volatility factors. When one or more significant inputs are not observable in the markets, fair value is established primarily on the basis of internal estimates and data, taking into account the valuation policies in effect at the Bank, the economic environment, the specific characteristics of the financial asset or liability and other relevant factors. In certain specific cases, the Bank makes adjustments to the fair value to reflect the uncertainties in determining the fair value of financial instruments. These adjustments may stem from various factors such as the choice of valuation technique, the availability of observable market inputs, or assumptions used in the valuation techniques. The Bank may take market liquidity risk into account in determining the fair value of financial instruments not quoted in an active market when it believes that such instruments could be disposed of for a consideration below the fair value otherwise determined, due to a lack of market liquidity or an insufficient volume of transactions in a given market.

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

The following table presents the carrying values and estimated fair values of financial assets and liabilities.

As at October 31	2009		2008	
	Carrying value	**Fair value**	Carrying value	Fair value
Financial assets				
Cash	**296**	**296**	254	254
Deposits with financial institutions	**1,932**	**1,932**	3,406	3,406
Securities				
Available-for-sale	**13,281**	**13,320**	12,322	12,337
Held-for-trading	**36,952**	**36,952**	33,863	33,863
Securities purchased under reverse repurchase agreements	**7,637**	**7,514**	7,868	7,868
Loans	**52,637**	**51,795**	51,741	51,684
Other assets				
Customers' liability under acceptances	**5,733**	**5,733**	4,274	4,274
Fair value of derivative financial instruments	**7,516**	**7,516**	9,814	9,814
Amounts due from clients, dealers and brokers	**2,578**	**2,578**	2,273	2,273
Other	**379**	**379**	431	431
Total financial assets	**128,941**	**128,015**	126,246	126,204
Financial liabilities				
Deposits	**75,170**	**74,089**	76,022	75,665
Other liabilities				
Acceptances	**5,733**	**5,733**	4,274	4,274
Obligations related to securities sold short	**13,221**	**13,221**	15,829	15,829
Securities sold under repurchase agreements	**12,736**	**12,915**	7,151	7,151
Fair value of derivative financial instruments	**5,947**	**5,947**	8,588	8,588
Amounts due to clients, dealers and brokers	**3,017**	**3,017**	2,389	2,389
Other	**5,004**	**5,004**	4,094	4,094
Subordinated debentures	**2,017**	**1,981**	2,255	2,046
Total financial liabilities	**122,845**	**121,907**	120,602	120,036

Valuation methods and assumptions

Financial instruments whose fair value is equal to their carrying value

The carrying value of certain financial assets and financial liabilities corresponds to a reasonable approximation of fair value. The Bank considers that the carrying value of cash; deposits with financial institutions; customers' liabilities under acceptances and acceptances; amounts due from and to clients, dealers and brokers; as well as certain other assets and liabilities, corresponds to the fair value.

Held-for-trading securities and obligations related to securities sold short

These financial instruments are presented at fair value on the Consolidated Balance Sheet. Their fair values are based on quoted market prices in an active market or, where quoted market prices in an active market are not readily available, quoted market prices of securities that are substantially the same. If such prices are not available, fair value is determined using a valuation technique that incorporates assumptions based primarily on observable market inputs, including current market prices and the contractual prices of the underlying instruments, the time value of money, interest rate yield curves and currency rates.

When one or more significant inputs are not observable in the markets, fair value is established primarily on the basis of estimates and data obtained internally, taking into account valuation policies in effect at the Bank, the economic environment, the specific characteristics of the financial asset or liability and other relevant factors.

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Available-for-sale securities
These financial assets are presented on the Consolidated Balance Sheet at fair value, except for investments in equity securities that do not have a quoted market price in an active market, which are presented at cost. For additional information, refer to Note 8. For securities presented at fair value, quoted market prices in an active market are used. Where quoted market prices in an active market are not readily available, fair value is estimated using market prices of securities that are substantially the same. If such prices are not available, fair value is determined using valuation techniques that incorporate assumptions based on observable market inputs, including current market prices and the contractual prices of the underlying instruments, the time value of money, interest rate yield curves and currency rates.

The fair value of retained interests is determined by discounting expected future cash flows. The key assumptions used to measure the fair value of retained interests are weighted average term, expected credit losses, prepayment rates, anticipated excess spread (net of expected credit losses) and the discount rate based on the risks incurred.

The methods used to determine the fair value of master asset vehicle notes issued subsequent to the restructuring of third-party asset-backed commercial paper classified as available-for-sale are described in Note 9.

Derivative financial instruments
The fair value of derivative financial instruments is based on quoted prices in an active market, where available. Otherwise, fair value is determined using valuation models that incorporate assumptions based primarily on inputs observed in external markets, such as current market prices and the contractual prices of the underlying instruments, the time value of money, interest rate yield curves, credit curves, currency rates as well as price and rate volatility factors. When one or more significant inputs are not observable in the markets, the fair value is established primarily on the basis of internal estimates and data, taking into account valuation policies in effect at the Bank, the economic conditions, the specific characteristics of the financial asset or liability and other relevant factors. In establishing the fair value of derivative financial instruments, the Bank incorporates credit risk, taking into consideration the financial capacity of the counterparties to the contracts, the measurement of the current or future market value of the transactions as well as credit risk mitigation measures such as master netting arrangements and collateral agreements.

Loans and securities purchased under reverse repurchase agreements
The fair value of loans and securities purchased under reverse repurchase agreements is determined as at the balance sheet date by discounting expected future contractual cash flows, adjusted for prepayment options using market interest rates currently charged for similar new financial instruments.

Deposits and securities sold under repurchase agreements
The fair value of deposits and securities sold under repurchase agreements is determined as at the balance sheet date by discounting expected future contractual cash flows and using market interest rates currently offered for financial instruments with similar terms. The estimate of future cash flows takes into account early redemption options on deposits, if any.

Subordinated debentures
The fair value of subordinated debentures is based on quoted market prices in an active market. If such prices are not available, fair value is determined by discounting future contractual cash flows using market interest rates currently offered for similar financial instruments and that have the same term to maturity.

b) Fair value hierarchy

Financial instruments recorded at fair value on the Consolidated Balance Sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

- Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
- Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- Level 3 – valuation techniques with significant unobservable market inputs.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

The following table presents the financial instruments recorded at fair value in the Consolidated Balance Sheet on a recurring basis, classified using the fair value hierarchy described on the previous page:

As at October 31, 2009

	Level 1	Level 2	Level 3	Total financial assets/ financial liabilities at fair value
Financial assets				
Cash	296	–	–	296
Securities				
Available-for-sale	7,557	5,222	115	12,894
Held-for-trading	18,662	17,009	1,281	36,952
Loans	–	–	(138)	(138)
Other assets				
Fair value of derivative financial instruments	319	7,166	31	7,516
Total financial assets	26,834	29,397	1,289	57,520
Financial liabilities				
Deposits				
Business and government	–	683	20	703
Other liabilities				
Obligations related to securities sold short	9,449	3,772	–	13,221
Securities sold under repurchase agreements	–	2,667	–	2,667
Fair value of derivative financial instruments	351	5,563	33	5,947
Total financial liabilities	9,800	12,685	53	22,538

The categories of financial instruments whose fair values are classified in Level 3 consist mainly of the following:

- held-for-trading financial instruments: investments in the master asset vehicle notes (for additional information, refer to Note 9), certain investments in asset-backed debt securities, investments in hedge funds for which there are certain restrictions on unit or security redemptions, as well as certain derivative financial instruments whose fair value is established using internal valuation models that are based on significant unobservable market inputs;
- available-for-sale securities: investments in master asset vehicle notes, as well as certain retained rights to future excess interest on securitization transactions;
- embedded derivatives related to the credit facilities provided to clients holding master asset vehicle notes (for additional information, refer to Note 9) and included in the general allowance for ABCP-secured loans and credit facilities (for additional information, refer to Note 5); and
- structured notes classified in business and government deposits and whose fair value is established using internal valuation models that are based on significant unobservable market inputs.

The Bank performs sensitivity analyses for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. Except for the investments in master asset vehicle notes (for additional information, refer to Note 9), these sensitivity analyses result in a negligible change in the fair value of financial instruments classified in Level 3.

c) Changes in the fair value of financial instruments classified in Level 3

The following table summarizes the changes in the fair value of financial instruments classified in Level 3 for the year ended October 31, 2009. The Bank classifies financial instruments in this level when the valuation technique is based on at least one significant input that is not observable in the markets or due to a lack of liquidity in certain markets. The valuation technique may also be based, in part, on observable market inputs. The gains and losses presented hereafter may therefore include changes in fair value based on observable and unobservable inputs. The Bank may hedge the fair value of financial instruments classified in the various existing levels through inverse hedge positions. Gains and losses for financial instruments classified in Level 3 presented hereafter do not reflect the inverse gains and losses on financial instruments used for economic hedging purposes that may have been classified by the Bank in Level 1 or 2. In addition, the Bank may hedge the fair value of financial instruments classified in Level 3 using other financial instruments classified in Level 3. The effect of these hedges is not included in the net amount presented in the following table.

NOTE 4 FAIR VALUE OF FINANCIAL INSTRUMENTS (cont.)

Change in the fair value of financial instruments classified in Level 3

Year ended October 31, 2009	Available-for-sale securities	Held-for-trading securities	Loans	Fair value of derivative financial instruments(1)	Business and government deposits
Fair value as at November 1, 2008	1,567	93	(23)	(17)	(18)
Total realized and unrealized gains (losses) included in *Net income*(2)	(95)	(33)	(115)	15	(2)
Purchases, sales, settlements and other(3)	(1,357)	1,221	–	–	–
Fair value as at October 31, 2009	115	1,281	(138)	(2)	(20)
Changes in unrealized gains (losses) included in income with respect to financial assets and financial liabilities held as at October 31, 2009(4)	–	(30)	(115)	16	(2)

(1) The fair value of derivative financial instruments is presented on a net basis.
(2) A net loss of $115 million was included in *Other income*. A loss of $115 million was included in *Provision for credit losses* and is part of the general allowance established for ABCP-secured loans and credit facilities (for additional information, refer to Note 5).
(3) Including amounts of $1,396 million and $14 million related to purchases and other net variance, and an amount of $1,546 million related to sales.
(4) Net loss of $16 million included in *Other income* and a net loss of $115 million included in *Provision for credit losses*.

d) Deferred unrealized gains and losses at inception

Financial instruments, for which the Bank uses a valuation technique based on unobservable significant market inputs, are recorded at inception at the transaction price, i.e., the fair value of the consideration received or paid. Since the fair value established at inception using the valuation technique may differ from the transaction price, the related gain or loss is deferred. As at October 31, 2009 and 2008, the deferred amount was negligible.

NOTE 5

MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS

The Bank views risk as an integral part of its development and the diversification of its activities and advocates a risk management approach consistent with its business expansion strategy. The purpose of sound risk management is to provide reasonable assurance that incurred risks do not exceed acceptable thresholds and that risk-taking contributes to the creation of shareholder value. For the Bank, this means striking a healthy balance between return and risk.

In the normal course of business, the Bank is primarily exposed to the risks described below:

Credit risk	Risk of a financial loss if an obligor does not fully honour its contractual commitments to the Bank. Obligors may be borrowers, issuers, counterparties or guarantors.
Market risk	Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely, interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.
Liquidity risk	Risk that the Bank will be unable to honour daily cash commitments without resorting to costly and untimely measures.
Operational risk	Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.
Regulatory risk	Risk related to the consequences of failing to meet compliance obligations, i.e., when the Bank or one of its employees fails to comply with relevant legislation in effect where the Bank carries on its operations, which could result in penalties, sanctions and substantial financial losses.
Reputational risk	Risk that the Bank's operations or practices will be judged by the public to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

RISK MANAGEMENT FRAMEWORK

To achieve its risk management objectives, the Bank has a risk management framework that comprises the elements presented hereafter.

Risk management culture
The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Governance structure
The governance structure at the Bank sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee (ARMC) of the Board of Directors
The ARMC approves risk management policies and sets risk tolerance limits. In addition to ensuring that the appropriate resources and processes are in place to properly and effectively manage risk on an ongoing basis, it examines and approves all significant aspects of risk assessment systems.

The Global Risk Committee
The Global Risk Committee defines the parameters of the policies that determine risk tolerance and the overall risk strategy, for the Bank and its subsidiaries as a whole, and sets limits as well as tolerance and intervention thresholds enabling the Bank to properly manage the main risks to which it is exposed. Specifically, the Committee approves and monitors all large credit facilities. The following committees report to the Global Risk Committee: the Market Risk Management Committee, the Operational Risk Management Committee, and the Asset/Liability Management Committee.

The Bank's Management
The Bank's Management promotes the risk management culture Bank-wide and manages the primary risks to which the Bank is exposed.

The Risk Management Group
This group proposes risk management policies and implements tools and models for identifying, measuring and monitoring risks. In addition to instituting and applying various independent risk review and approval procedures, this group also proposes risk limits that reflect the risk tolerance established by the ARMC and informs Management and the Board of Directors of significant risks.

The Business Units
The business units manage risks related to their operations within established limits and in accordance with risk management policies by identifying, analyzing and understanding the risks to which they are exposed and by implementing risk mitigation mechanisms.

Risk management policies
Risk management policies, along with the related guidelines and procedures, are essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Other policies, standards and procedures complement the risk management policies and cover more specific aspects of management such as business continuity and the launch of new products, initiatives or activities. These policies, standards and procedures generally apply across the Bank.

CREDIT RISK MANAGEMENT

Credit risk represents the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through commitments to extend credit, letters of guarantee, letters of credit, over-the-counter derivatives trading, available-for-sale debt securities, securities purchased under reverse repurchase agreements, deposits with financial institutions, its brokerage activities, and transactions carrying a settlement risk for the Bank such as fund transfers to third parties via electronic payment systems.

A policy framework centralizes the governance of activities that generate credit risk for the Bank as a whole and is supplemented by a series of subordinate internal or sectoral policies and guidelines used to provide more thorough coverage of the given business lines or deal with specific management issues such as credit limits, collateral requirements and risk assessment.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Credit risk assessment of loans

Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios

This category comprises credit portfolios composed of residential mortgage loans, consumer loans and loans to some small businesses. The credit risk of these portfolios is measured using credit scoring models. These models use proven statistical methods that measure applicants' characteristics and history based on internal and external information to estimate future credit behaviour and assign a risk rating. Consequently, consumer credit risk assessments are based on a group of borrowers with similar credit histories and behaviour profiles.

Business and government credit portfolios

This category comprises business (other than some small businesses classified in consumer credit portfolios), government and financial institution credit portfolios.

These credit portfolios are assigned a risk rating based on a detailed individual analysis of the financial and non-financial aspects of the borrower, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. The Bank has risk-rating tools and models enabling it to specifically assess the risk represented by a borrower in relation to its industry and peers.

The Bank also uses individual assessment models to assign a risk rating to the credit facility based on the collateral and guarantees the obligor is able to provide and, in some cases, based on other factors.

The Bank consequently has a bi-dimensional risk-rating system that, using internal and external historical data, establishes a default risk rating for each obligor, and models that assign a risk rating to the credit facility that is independent of the risk rating that is assigned to the obligor.

Credit granting process

Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, decisions are also influenced by factors such as available collateral, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management, who are independent of the business units, and are at a reporting level commensurate with the size of the proposed credit transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization approves credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Global Risk Committee approves and monitors all substantial credit facilities. Credit applications that exceed management's limits are submitted to the Board of Directors for approval. The credit granting process demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Risk mitigation

The Bank also controls credit risk through various risk mitigation techniques. The most common method used to mitigate credit risk is to obtain quality collateral from counterparties in guarantee of the Bank's commitments. In the Bank's opinion, obtaining collateral cannot replace a rigorous assessment of a counterparty's ability and willingness to meet its obligations, but, beyond a certain risk threshold, it is an essential complement. Collateral is not required in all credit commitments; it depends upon the level of risk presented by the borrower as well as the type of credit granted. However, if the level of risk to the Bank is considered high, the counterparty will likely be asked to pledge collateral. The legal validity of any collateral obtained and the Bank's ability to correctly measure the collateral's value on a regular basis are critical for this mechanism to play its proper role in risk mitigation. The Bank has established specific requirements in its internal policies with respect to the appropriate legal documentation and assessment for the kinds of collateral that business units may require in guarantee of the credits they grant to their counterparties. The categories of eligible collateral and the lending value of these assets have also been defined by the Bank. For the most part, they include the following asset categories: accounts receivable, inventory, machinery and equipment, rolling stock, real estate mortgages on residential, commercial and office buildings and on industrial facilities, as well as cash and marketable securities.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Obligations related to the trading of contracts on derivative financial instruments are frequently subject to credit risk mitigation measures. The first of these, and the most widely used, is the signing of *International Swaps & Derivatives Association, Inc.* (ISDA) Master Agreements with the appropriate counterparties. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. The amount of the final settlement is therefore the net balance of gains and losses on each transaction, which increases the likelihood of recovery when a counterparty defaults. The Bank's policies require signing an ISDA agreement with each counterparty trading derivative financial instruments with its traders. Under certain conditions, foreign exchange contracts are exempt from this rule, but the Bank prefers signing ISDA agreements as often as possible.

Another mechanism for reducing credit risk complements the ISDA Master Agreement in many cases and provides the Bank or its counterparty (or both parties, if need be) with the right to request collateral from the counterparty when the net balance of gains and losses on each transaction exceeds a threshold defined in the agreement. These agreements are known as *Credit Support Annex* (CSAs).

Portfolio diversification and management

The Bank is exposed to credit risk not only under its commitments to a particular borrower, but also through the sectoral distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The Bank's approach to controlling these diverse risks begins with optimizing diversification of its commitments. The management criteria set out in its internal policies and procedures include measures designed to maintain a healthy degree of diversification of credit risk in its portfolios. These instructions are mainly reflected in the application of various limits on the scope of its commitments: credit approval limits and country limits by hierarchical level; limits on counterparty credit concentration; and credit concentration limits by industry, country, region and type of financial instrument. Compliance with these limits is monitored through periodic reports submitted by Risk Management officers to the Board of Directors.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group, and are approved by the Global Risk Committee. Continuous analyses are performed in order to identify problems with a sector or borrower before they materialize as defaulted payments.

Other risk mitigation methods

- *Credit derivative financial instruments*
  To some extent the Bank also reduces credit risk by using the protection provided by derivative financial instruments such as credit default swaps. When the Bank acquires credit protection, it pays interest on the swap to the counterparty in exchange for the counterparty's commitment to pay if a credit event occurs. Since, like borrowers, providers of credit protection must receive a default risk rating, the Bank's internal policies set out all the criteria under which a counterparty may be judged eligible to mitigate the Bank's credit risk.
- *Loan syndication*
  For loan syndication, the Bank has developed specific instructions on the appropriate objectives, responsibilities and documentation requirements.
- *Securitization*
  Securitization represents a means for transferring to a third party a portion of the credit risk incurred on loans originally granted by the Bank. A more detailed analysis of this activity is provided in Note 11.

Account follow-up and recovery

Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Loan portfolio managers rely on an array of methods to conduct a particularly rigorous follow-up on problem loans. When credit commitments continue to deteriorate and there is an increase in risk to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. All loan portfolio managers are required to prepare and submit a detailed monitoring report each month to track the status of at-risk obligors and the corrective measures undertaken. The management of each credit department concerned performs follow-ups on the reports, and each quarter a credit monitoring committee meets to review the action plans and monitoring reports of obligors that have commitments of $2 million or more. The authority to approve allowances for credit losses is granted using limits delegated on the basis of hierarchical level under the Credit Risk Management Policy.

Detailed information regarding impaired loans and allowances for credit losses is presented in Note 1.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Maximum credit risk exposure

The amounts shown in the table below represent the Bank's maximum exposure to credit risk as at the balance sheet date without taking into account any collateral held or any other credit enhancements.

As at October 31, 2009	Maximum exposure to credit risk under Basel asset categories					
	Drawn[(1)]	Undrawn commitments[(2)]	Repo-style transactions[(3)]	OTC derivatives[(4)]	Other off-balance sheet items[(5)]	Total
Retail residential mortgages	**21,154**	**6,317**	**–**	**–**	**–**	**27,471**
Other retail	**11,334**	**4,808**	**–**	**–**	**–**	**16,142**
Corporate	**21,727**	**14,785**	**1,457**	**40**	**1,497**	**39,506**
Sovereign	**11,646**	**1,331**	**7,808**	**63**	**215**	**21,063**
Bank	**7,023**	**2,116**	**11,108**	**281**	**712**	**21,240**
Trading book	**–**	**–**	**–**	**6,343**	**–**	**6,343**
Securitization	**1,250**	**1,003**	**–**	**–**	**–**	**2,253**
Total – Credit risk	**74,134**	**30,360**	**20,373**	**6,727**	**2,424**	**134,018**

As at October 31, 2008	Maximum exposure to credit risk under Basel asset categories					
	Drawn[(1)]	Undrawn commitments[(2)]	Repo-style transactions[(3)]	OTC derivatives[(4)]	Other off-balance sheet items[(5)]	Total
Retail residential mortgages	20,133	5,062	–	–	–	25,195
Other retail	10,105	5,584	–	–	–	15,689
Corporate	23,057	12,226	26	78	1,883	37,270
Sovereign	9,719	1,026	3,903	36	114	14,798
Bank	7,911	1,984	11,090	277	41	21,303
Trading book	–	–	–	5,445	–	5,445
Securitization	24	–	–	–	91	115
Total – Credit risk	70,949	25,882	15,019	5,836	2,129	119,815

(1) The amounts drawn represent certain deposits with financial institutions, available-for-sale debt securities, gross loans, customers' liability under acceptances and other assets.
(2) Undrawn commitments represent unused portions of authorized credit facilities in the form of loans, acceptances, letters of guarantee and documentary letters of credit, excluding investment banking activities.
(3) Represent securities purchased under reverse repurchase agreements and sold under repurchase agreements.
(4) Represent forwards, futures, swaps and options.
(5) Letters of guarantee and documentary letters of credit that represent the Bank's commitment to make payments in the event that a client cannot meet its financial obligations to third parties.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Allocation of gross and impaired loans by borrower category

			As at October 31, 2009		Year ended October 31, 2009
	Gross loans	Impaired loans	Specific allowances	Specific provisions for credit losses	Write-offs
Residential mortgage	**14,961**	**32**	**3**	**(4)**	**2**
Personal[1]	**18,313**	**52**	**23**	**98**	**160**
Non-residential mortgage	**1,318**	**14**	**4**	**(1)**	**2**
Agriculture, fishing and trapping	**1,911**	**55**	**25**	**10**	**7**
Financial institution	**3,022**	**2**	**2**	**2**	**–**
Manufacturing	**2,153**	**91**	**37**	**31**	**15**
Construction and real estate	**1,686**	**15**	**8**	**2**	**5**
Transportation and communication	**834**	**2**	**1**	**1**	**–**
Mines, quarries and energy	**1,109**	**4**	**1**	**3**	**7**
Forestry	**75**	**3**	**2**	**–**	**1**
Government	**1,262**	**–**	**–**	**–**	**–**
Wholesale	**585**	**9**	**6**	**5**	**1**
Retail	**1,534**	**38**	**26**	**7**	**2**
Services	**1,991**	**62**	**24**	**14**	**3**
Other	**2,523**	**28**	**22**	**11**	**3**
Total – Business and government	**20,003**	**323**	**158**	**85**	**46**
Total	**53,277**	**407**	**184**	**179**	**208**

			As at October 31, 2008		Year ended October 31, 2008
	Gross loans	Impaired loans	Specific allowances	Specific provisions for credit losses	Write-offs
Residential mortgage	15,366	31	3	(2)	1
Personal[1]	15,695	37	14	74	123
Non-residential mortgage	1,350	18	6	2	–
Agriculture, fishing and trapping	1,952	47	20	17	9
Financial institution	3,428	–	–	–	–
Manufacturing	2,219	20	10	(5)	7
Construction and real estate	1,264	15	9	(19)	23
Transportation and communication	890	2	2	3	4
Mines, quarries and energy	1,456	7	6	4	1
Forestry	115	5	3	6	1
Government	1,171	–	–	–	–
Wholesale	570	6	3	10	8
Retail	1,362	38	21	5	2
Services	3,019	54	14	9	8
Other	2,353	27	27	17	7
Total – Business and government	21,149	239	121	49[2]	70
Total	52,210	307	138	121	194

(1) Including consumer loans, credit card receivables and other personal loans.
(2) Including a specific allowance for an ABCP-secured loan of $4 million.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Residual contractual maturities of loans

As at October 31				2009	2008
	Less than 1 year	1 to 5 years	More than 5 years	Total	Total
Loans					
Residential mortgage	8,183	6,387	388	14,958	15,363
Personal and credit card	17,035	1,055	200	18,290	15,681
Business and government	17,086	2,552	207	19,845	21,028
Subtotal	42,304	9,994	795	53,093	52,072
Less: General allowance[1]				456	331
Total loans	42,304	9,994	795	52,637	51,741

(1) The general allowance for credit risk was created taking into account the Bank's overall credit portfolio, including an amount for ABCP-secured loans and credit facilities.

Credit quality of loans

As at October 31, 2009	Residential mortgage	Personal and credit card	Business and government[1]	Total
Neither past due[2] nor impaired	14,795	18,225	19,507	52,527
Past due[2] but not impaired	134	36	173	343
Impaired	32	52	323	407
	14,961	18,313	20,003	53,277
Less: Specific allowances	3	23	158	184
Subtotal	14,958	18,290	19,845	53,093
Less: General allowance[3]				456
Total				52,637

As at October 31, 2008	Residential mortgage	Personal and credit card	Business and government[1]	Total
Neither past due[2] nor impaired	15,235	15,628	20,813	51,676
Past due[2] but not impaired	100	30	97	227
Impaired	31	37	239	307
	15,366	15,695	21,149	52,210
Less: Specific allowances	3	14	121	138
Subtotal	15,363	15,681	21,028	52,072
Less: General allowance[3]				331
Total				51,741

(1) Business credit portfolios are closely monitored and a monthly watchlist of problem commitments is produced. The watchlist is analyzed by the loan portfolio managers, who must then submit a report to Credit Risk Management.
(2) A loan is considered to be past due when the counterparty has not made a payment the day of the contractual expiry date.
(3) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, including an amount for ABCP-secured loans and credit facilities.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Loans past due but not impaired

As at October 31			2009			2008
	Residential mortgage	**Personal and credit card**	**Business and government**	Residential mortgage	Personal and credit card	Business and government
Past due but not impaired						
1 month late	**47**	**14**	**105**	39	12	33
2 months late	**24**	**9**	**28**	14	7	25
3 months late and more[1]	**63**	**13**	**40**	47	11	39
Total	**134**	**36**	**173**	100	30	97

(1) Includes fully secured loans for which, in the opinion of Management, there is reasonable assurance as to the ultimate collection of principal or interest. Credit card receivables are included in this category because they are written off only when payment is 180 days in arrears.

Impaired loans

As at October 31			2009			2008
	Gross	**Specific allowances**	**Net**	Gross	Specific allowances	Net
Loans						
Residential mortgage	**32**	**3**	**29**	31	3	28
Personal and credit card	**52**	**23**	**29**	37	14	23
Business and government	**323**	**158**	**165**	239	121	118
Total	**407**	**184**	**223**	307	138	169

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Allowances for credit losses

Year ended October 31, 2009	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	3	14	121	138
Provision for credit losses	(4)	98	85	179
Write-offs	(2)	(55)	(46)	(103)
Write-offs on credit cards	–	(105)	–	(105)
Recoveries	6	71	(2)	75
Specific allowances at end	3	23	158	184
General allowance at beginning(1)				331
Provision for credit losses(2)				126
Write-offs				(1)
General allowance at end(3)				456
Allowances at end				640

Year ended October 31, 2008	Residential mortgage	Personal and credit card	Business and government	Total
Specific allowances at beginning	1	12	107	120
Provision for credit losses	(2)	74	49(4)	121
Write-offs	(1)	(48)	(70)	(119)
Write-offs on credit cards	–	(75)	–	(75)
Recoveries	5	51	35	91
Specific allowances at end	3	14	121	138
General allowance at beginning(5)				308
Provision for credit losses(2)				23
General allowance at end(1)				331
Allowances at end				469

(1) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, including an amount of $23 million for ABCP-secured loans.
(2) Provision related to ABCP-secured loans and credit facilities.
(3) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio, including an amount of $148 million for ABCP-secured loans and credit facilities.
(4) Including a specific allowance for an ABCP-secured loan of $4 million.
(5) The general allowance for credit risk was established taking into account the Bank's overall credit portfolio.

MARKET RISK MANAGEMENT

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivative financial instruments) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits by product, by portfolio and by business unit and by type of activity, i.e., trading, investing and asset/liability management. Moreover, investment activities, i.e., available-for-sale securities, are governed by an investment guideline in addition to the Market Risk Management Policy. In addition, the Bank carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also simulates the impact of abnormal situations, i.e., rare extreme events (a stock market crash, for example), on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk.

This battery of stress tests and sensitivity analyses simulate the results that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses, which are jointly established by the Risk Management Group and the management of the business units, are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities
The following table illustrates the VaR distribution of trading portfolios by risk category and the risk diversification effect.

Global VaR by risk category[1]

Year ended October 31				2009	2008
	Low	High	Average	Period end	Period end
Interest rate	**(5.0)**	**(14.7)**	**(9.5)**	**(6.6)**	(9.8)
Foreign exchange	**(0.8)**	**(5.3)**	**(2.5)**	**(1.6)**	(1.3)
Equity	**(2.8)**	**(8.1)**	**(4.8)**	**(3.1)**	(3.8)
Commodity	**(0.7)**	**(3.5)**	**(1.5)**	**(1.6)**	(1.1)
Correlation effect[2]	**n.m.**	**n.m.**	**8.6**	**7.3**	5.7
Global VaR	**(5.4)**	**(14.1)**	**(9.7)**	**(5.6)**	(10.3)

n.m. – Computation of a correlation effect for the high and low is not meaningful as highs and lows may occur on different days and may be attributable to different types of risk.
(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Available-for-sale securities portfolios
The Bank has created available-for-sale securities portfolios made up of liquid or non-liquid securities for strategic, long-term investment and liquidity purposes. These investments carry not only market risk, but also credit risk, liquidity risk, concentration risk and reputational risk as well as risk of non-compliance with laws and regulations in effect.

The Investment Guidelines set out the guiding principles and general management standards to be followed by all those who manage portfolios of available-for-sale securities included in the portfolios of the Bank and its subsidiaries. Under these guidelines, business units that are active in managing this type of portfolio are required to adopt internal investment policies that set, among other things, targets and limits for the allocation of assets in the portfolios concerned and internal approval mechanisms. The primary objective is to reduce concentration risk by industry, issuer, geographic location, type of financial instrument and credit quality. Lastly, a limit is set on the amount of non-liquid securities in the available-for-sale securities portfolios in proportion to the Bank's equity.

Structural interest rate risk
As part of its non-trading activities, such as granting mortgage loans and accepting term deposits, the Bank is exposed to structural interest rate risk. Interest rate movements cause changes in interest income and interest expense and, although these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on annual net interest income and the economic value (present value of estimated cash flows) of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Regular simulations are performed to assess the impact of various scenarios on annual net interest income and the economic value of shareholders' equity and to guide the management of structural interest rate risk.

Interest rate risk is managed under a specific policy, the revision and application of which are overseen by various management committees, among others. The policy sets risk limits based on the impact of a change in interest rates on the two following parameters: annual net interest income and economic value. In addition, the duration of shareholders' equity must be maintained within certain limits.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

The following table provides the potential before-tax impact of an immediate and sustained 100-basis-point increase or decrease in interest rates on net interest income and on the economic value of shareholders' equity of the Bank's non-trading portfolios, assuming that no further hedging is undertaken.

Interest rate sensitivity – Non-trading activities (before tax)

As at October 31	**2009**	2008
100-basis-point increase in the interest rate		
Impact on net interest income (for the next 12 months)	**19**	–
Impact on shareholders' equity	**(143)**	(74)
100-basis-point decrease in the interest rate		
Impact on net interest income (for the next 12 months)	**(5)**	(15)
Impact on shareholders' equity	**166**	38

Hedge of structural foreign exchange risk and interest rate risk

Hedge of a net investment in a self-sustaining foreign operation

The Bank's structural foreign exchange risk arises from investments in self-sustaining foreign operations denominated in currencies other than the Canadian dollar. This risk is measured by assessing the impact of currency fluctuations. The Bank uses derivative and non-derivative financial instruments to hedge structural foreign exchange risk. In a hedge of a net investment in a self-sustaining foreign operation, the financial instruments used will offset foreign exchange gains and losses on the investments. When non-derivative financial instruments are designated as foreign exchange risk hedges, only the changes in value that are attributable to foreign exchange risk are taken into account in assessing and calculating the effectiveness of the hedge.

For the year ended October 31, 2009, unrealized foreign exchange losses of $193 million (unrealized foreign exchange gains of $528 million for the year ended October 31, 2008) were recorded in *Other comprehensive income* related to the Bank's net investment in self-sustaining foreign operations. These gains and losses were respectively offset by gains of $219 million (losses of $559 million for the year ended October 31, 2008) related to financial instruments designated as foreign exchange risk hedges. Non-derivative financial instruments designated as hedges represent foreign currency-denominated liabilities and totalled $2.0 billion as at October 31, 2009 ($2.1 billion as at October 31, 2008).

As at October 31, 2009, a 1% appreciation of the value of the Canadian dollar would have reduced shareholders' equity by $0.7 million.

Fair value hedge

Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of a financial asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative financial instruments used as hedging items will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, fixed-rate deposit and subordinated debenture portfolios.

For the year ended October 31, 2009, the amount representing the ineffective portion was recorded in *Other income* in the Consolidated Statement of Income and was negligible (unrealized gain of $1 million for the year ended October 31, 2008). All the components of the change in fair value of the derivative financial instruments designated as hedges were taken into account in assessing the effectiveness of the fair value hedge.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

Cash flow hedge
Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating-rate financial asset or liability. In a cash flow hedge, the derivative financial instruments used as hedging items will mitigate the variability in future cash flows related to the hedged item. The Bank uses this strategy primarily for its loan portfolios, personal lines of credit and variable-rate deposits.

For the year ended October 31, 2009, an unrealized gain of $84 million (unrealized gain of $300 million for the year ended October 31, 2008) was recorded in *Other comprehensive income* for the effective portion of changes in fair value of derivative financial instruments designated as cash flow hedges. The amounts recognized are reclassified to *Net interest income* in the periods during which the cash flows of the hedged items are recognized. Consequently, a net gain of $67 million was reclassified to *Net income* in the year ended October 31, 2009 (net gain of $9 million for the year ended October 31, 2008). An estimated net gain of $118 million deferred in *Accumulated other comprehensive income* as at October 31, 2009 is expected to be reclassified to *Net income* during the next 12 months. The maximum period over which the Bank hedges its exposure to the variability in future cash flows is 11 years.

For the year ended October 31, 2009, an unrealized gain representing the ineffective portion was recognized in *Other income* in the Consolidated Statement of Income in the amount of $2 million (an unrealized gain of $1 million for the year ended October 31, 2008). All the components of the change in fair value of the derivative financial instruments designated as hedges were taken into account in assessing and calculating the effectiveness of the cash flow hedge.

LIQUIDITY RISK MANAGEMENT

Liquidity risk arises when sources of funds become insufficient to meet scheduled payments under the Bank's commitments. Liquidity risk stems from mismatched cash flows related to assets and liabilities as well as the characteristics of certain products such as credit commitments and non-fixed term deposits.

The Bank's primary objective as a financial institution is to manage liquidity so as to ensure timely access to the market in order to support the Bank's business strategy and enable it to honour its commitments when they come due, even in extreme conditions. This is done primarily by implementing a policy framework, approved by the Board of Directors, which establishes a risk tolerance threshold, monitoring structures controlled by the various committees, risk indicators, reporting procedures, delegation of responsibilities and segregation of duties.

Liquidity management
The Bank manages liquidity risk on a consolidated basis by placing limits on the various indicators of liquidity risk. Short-term day-to-day funding decisions are based on a daily cumulative net cash position, which is controlled by means of limits set on liquidity ratios. Similarly, the Bank closely monitors the nominal value of new funds obtained on the institutional market with terms of one to seven days.

Moreover, the Bank's collateral pledging activities related to derivative financial instrument transactions (exchange-traded and over-the-counter contracts) are tracked on a daily basis in relation to the global limit set by the Bank and are tested once a week using a series of simulations. The Bank also regularly tracks unencumbered securities outstanding in proportion to total assets and in proportion to unsecured institutional market funds due in less than one year.

The Bank's survival period, an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if the Bank were to lose deposits prematurely or if institutional market funds were not renewed at maturity, is measured weekly using six scenarios. As of October 31, 2009 the consolidated excess liquidity over a 90-day horizon under business as usual totalled $15.5 billion compared to $11.6 billion on October 31, 2008. The excess liquidity represents the difference of liquid assets less unsecured/secured purchased funds and contingent liabilities. Another indicator known as "net cash capital" and calculated monthly, measures the portion of term loans being used to finance the Bank's illiquid assets. Moreover, the Bank closely monitors its financial leverage to ensure that its assets-to-capital multiple respects the level prescribed by the Office of the Superintendent of Financial Institutions. Lastly, the Bank maintains an up-to-date liquidity contingency plan describing the measures to be taken in the event of a critical liquidity situation.

Funding
Core deposit liabilities are the Bank's primary funding source. In this context, diversification of funding by origination and term structure is an important element of a liquidity management strategy. The Bank seeks to diversify its funding sources by geographic location, currency, instrument, term and depositor. In addition, the Bank is actively involved in securitization programs (e.g., residential mortgage loans and credit card receivables) that give it access to long-term funding.

NOTE 5 MANAGEMENT OF THE RISKS ASSOCIATED WITH FINANCIAL INSTRUMENTS (cont.)

The following table presents financial liabilities and loan commitments by contractual maturity.

Contractual maturities

As at October 31	Payable on demand and after notice			Payable on a fixed date			2009	2008
		Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years		Total	Total
Personal	**19,131**	**6,900**	**3,538**	**4,963**	**77**		**34,609**	33,098
Other	**16,380**	**18,642**	**1,125**	**3,422**	**992**		**40,561**	42,924
Total deposits	**35,511**	**25,542**	**4,663**	**8,385**	**1,069**		**75,170**	76,022
		Less than 1 year	1 to 2 years	2 to 5 years	More than 5 years	No maturity	Total	Total
Obligations related to securities sold short		**–**	**–**	**–**	**–**	**13,221**	**13,221**	15,829
Securities sold under repurchase agreements		**12,736**	**–**	**–**	**–**	**–**	**12,736**	7,151
Designated derivative financial instruments								
Fair value hedges		**–**	**7**	**16**	**12**	**–**	**35**	51
Cash flow hedges		**40**	**–**	**–**	**13**	**–**	**53**	35
Total designated derivative financial instruments		**40**	**7**	**16**	**25**	**–**	**88**	86
Derivative financial instruments held-for-trading		**1,324**	**893**	**2,565**	**1,063**	**14**	**5,859**	8,502
Subordinated debentures		**167**	**–**	**1,000**	**850**	**–**	**2,017**	2,255
Loan commitments		**29,463**	**–**	**–**	**–**	**–**	**29,463**	26,037

NOTE 6

CAPITAL DISCLOSURE

Capital management objectives, policies and procedures

Capital management consists of maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy the minimum requirements for a well-capitalized financial institution, as defined by the Superintendent and the production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the ARMC, approves a detailed capital management policy and the Bank's capital plan. This policy sets out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has a sufficient level of capital at all times and prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated debt securities and the dividend policy.

Capital management

The capital ratio is the ratio, expressed as a percentage, of regulatory capital to risk-weighted assets. Risk-weighted assets are calculated in accordance with the rules established by the Superintendent for balance sheet and off-balance sheet risks. Credit, market and operational risks are considered in calculating risk assets for regulatory purposes. The definition adopted by the Bank for International Settlements (BIS) distinguishes between three types of capital: Tier 1 capital, which consists of common shareholders' equity and non-cumulative preferred shareholders' equity, the eligible amount of innovative instruments and non-controlling interests in subsidiaries, less goodwill; and Tier 2 capital, which consists of preferred shares not eligible for Tier 1 capital, the eligible portion of subordinated debentures, the eligible general allowance for credit risk as well as the eligible amount of innovative instruments that could not be included in Tier 1 capital. In accordance with BIS rules, the Superintendent defines a third tier of capital intended specifically to cover market risk, which is also covered by Tier 1 capital. Total regulatory capital is the sum of all capital net of investments in companies subject to significant influence and first-loss protection with respect to asset securitization.

NOTE 6 CAPITAL DISCLOSURE (cont.)

On November 1, 2007, the Bank adopted the requirements of the Basel II Accord capital standards. These rules, established in 2004 by the BIS in Basel, Switzerland, and adopted by many countries around the world, including Canada, amend the capital adequacy rules introduced in 1988.

Since November 1, 2007, the Bank has been using the Standardized Approach for credit risk. Subject to Superintendent approval, the Bank plans to adopt the Advanced Internal Rating-Based Approach, which provides for enhanced sensitivity of capital to the credit risk of borrowers and counterparties with which it does business, beginning in the first quarter of 2010. The Bank has been using the standardized approach for operational risk since November 1, 2007. This approach imposes a capital charge to cover operational risk.

The Superintendent considers financial institutions to be well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total regulatory capital ratio of 10%. The Bank maintained ratios that satisfied these requirements in both 2009 and 2008.

In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. The Bank met the assets-to-capital multiple test in both 2009 and 2008.

Regulatory capital according to Basel II

As at October 31	2009	2008
Tier 1 Capital		
Common shares	**1,729**	1,656
Contributed surplus	**48**	31
Retained earnings	**3,515**	3,110
Unrealized foreign exchange gains and losses, net of hedging activities and after tax, included in *Accumulated other comprehensive income*	**(100)**	(71)
Accumulated net after-tax unrealized losses on available-for-sale equity securities included in *Accumulated other comprehensive income*	**(11)**	(88)
Non-cumulative permanent preferred shares	**1,089**	774
Innovative instruments(1)	**971**	828
Non-controlling interest(2)	**19**	18
Trading in short positions of shares of the Bank	**(10)**	–
Gross Tier 1 Capital	**7,250**	6,258
Goodwill	**(746)**	(740)
Other deductions	**(35)**	–
Net Tier 1 Capital	**6,469**	5,518
Gains on sales recorded upon securitization	**(36)**	(38)
Other deductions	**(168)**	–
Adjusted Net Tier 1 Capital	**6,265**	5,480
Tier 2 Capital		
Subordinated debentures	**1,897**	2,153
Eligible general allowance for credit risk	**456**	331
Excess Tier 1 qualifying innovative instruments(1)	**4**	147
Tier 2 Capital	**2,357**	2,631
Other deductions	**(223)**	(432)
Adjusted Tier 2 Capital	**2,134**	2,199
Total capital	**8,399**	7,679

(1) 400,000 NBC CapS II – Series 1 and 350,000 NBC CapS II – Series 2 issued by NBC Asset Trust presented in *Non-controlling interest* and 225,000 NBC CapS – Series I issued by NBC Capital Trust.
(2) Excluding 400,000 NBC CapS II – Series 1 and 350,000 NBC CapS II – Series 2 issued by NBC Asset Trust, mutual funds and other entities consolidated pursuant to the application of AcG-15.

NOTE 7

TRADING ACTIVITY REVENUES

Trading activity revenues comprise net interest income from trading activities, trading revenues recognized as *Other income* and the impact of non-controlling interest.

Net interest income comprises interest and dividends related to financial assets and liabilities associated with trading activities, net of interest expenses and interest income related to the financing of these financial assets and liabilities.

Other income comprises the realized and unrealized gains and losses on securities held-for-trading, income from derivative financial instruments held-for-trading and the change in fair value of financial instruments designated as held-for-trading.

The impact of non-controlling interest takes into account trading revenues and losses attributable to third parties.

Revenues from trading activities

Year ended October 31	2009	2008
Net interest income	**444**	447
Other income	**12**	(329)
Non-controlling interest	**2**	197
Total	**458**	315

NOTE 8

AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities are presented in the following table:

As at October 31	2009					2008
	Term to maturity					
	Less than 1 year	1 to 5 years	More than 5 years	No maturity	Total	Total
Securities issued or guaranteed by:						
Canada	**5,811**	**3,123**	**80**	**–**	**9,014**	7,040
Provinces	**–**	**452**	**1,424**	**–**	**1,876**	1,840
Municipalities or school boards	**–**	**62**	**212**	**–**	**274**	2
U.S. Treasury and other U.S. agencies	**91**	**1**	**–**	**–**	**92**	100
Other debt securities	**63**	**287**	**249**	**348**	**947**	2,443
Equity securities	**75**	**64**	**15**	**924**	**1,078**	897
Total available-for-sale securities	**6,040**	**3,989**	**1,980**	**1,272**	**13,281**	12,322

NOTE 8 AVAILABLE-FOR-SALE SECURITIES (cont.)

Gross unrealized gains (losses) on available-for-sale securities

As at October 31, 2009

	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	8,973	69	(28)	9,014
Provinces	1,853	58	(35)	1,876
Municipalities or school boards	267	16	(9)	274
U.S. Treasury and other U.S. agencies	92	–	–	92
Other debt securities	937	49	(39)	947
Equity securities	1,091	53	(66)	1,078
Total available-for-sale securities	**13,213**	**245**	**(177)**	**13,281**

As at October 31, 2008

	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by:				
Canada	7,014	29	(3)	7,040
Provinces	1,857	4	(21)	1,840
Municipalities or school boards	2	–	–	2
U.S. Treasury and other U.S. agencies	100	–	–	100
Other debt securities	2,494	5	(56)	2,443
Equity securities	1,024	3	(130)	897
Total available-for-sale securities	12,491	41	(210)	12,322

Reclassification of securities to available-for-sale securities

On August 1, 2008, the Bank reclassified $119 million of ABCP that had been classified in *Held-for-trading securities* to *Available-for-sale securities* on the Consolidated Balance Sheet. The reclassification was made in light of the fact that market activities for third-party ABCP had been frozen since August 2007, which is a rare event.

Gross unrealized losses

Available-for-sale securities are measured periodically to determine whether there is objective evidence of an impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at October 31, 2009 and 2008, the Bank concluded that the gross unrealized losses, recognized in *Other comprehensive income*, were temporary.

Impairment charges

During the year ended October 31, 2009, a $37 million ($220 million for the year ended October 31, 2008) impairment charge relating to a decline in value of available-for-sale securities, which the Bank considered as other than temporary, was recognized in *Losses on available-for-sale securities, net* in the Consolidated Statement of Income.

Available-for-sale securities presented at cost

The Bank holds equity securities such as mutual fund units and other securities that are classified as available-for-sale but must be presented at cost because they are not traded in an active market. As at October 31, 2009, these available-for-sale securities presented at cost in the Consolidated Balance Sheet totalled $387 million ($340 million as at October 31, 2008). Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost represented an unrealized gain of $39 million as at October 31, 2009 ($15 million as at October 31, 2008). Some available-for-sale securities presented at cost were sold during the year. When they were sold, their carrying value was $8 million ($1 million as at October 31, 2008), and the Bank recognized an $11 million gain on their sale ($5 million for the year ended October 31, 2008).

NOTE 9

MASTER ASSET VEHICLES

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount was in addition to the $156 million of ABCP already held by the Bank.

On December 23, 2007, the Pan-Canadian Investors Committee for Third-Party Structured ABCP approved an agreement in principle to restructure the affected series of ABCP issued by 20 trusts. On December 24, 2008, an agreement was reached between all the main stakeholders, including the governments of Canada, Quebec, Ontario and Alberta, concerning the restructuring of $32 billion in third-party ABCP. The implementation of the restructuring plan was finalized on January 21, 2009.

Restructuring plan

The ABCP affected by the restructuring plan was replaced with new longer-term floating rate notes with maturities designed to more closely match the maturities of the underlying assets, with the pooling of certain assets as well as the establishment of margin funding facilities to support any future collateral calls.

The series of affected ABCP supported in whole or in part by synthetic assets were pooled into the Master Asset Vehicles (I and II) as follows:

- Master Asset Vehicle I (MAV I) is a vehicle for investors who elected to commit their share of a margin funding facility associated with their underlying assets;
- Master Asset Vehicle II (MAV II) is a vehicle for investors who elected to commit less than, or none of their share of a margin funding facility, in which case third parties will fund the remaining portion.

The margin funding facilities in MAV I and MAV II are provided by third-party lenders, including Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they will be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at October 31, 2009, no amount had been advanced by the Bank.

The key parties to the restructuring also agreed to enhance the transaction by including a moratorium of 18 months following the closure, i.e., January 21, 2009, during which time margin calls would not be permitted.

In connection with the contribution to MAV I and MAV II of assets supported by the margin funding facility, investors received a mix of Class A-1, Class A-2, Class B and Class C notes with an expected maturity in January 2017. Ineligible assets in MAV I and MAV II were segregated, and noteholders holding series of ABCP secured in part by ineligible assets received ineligible asset (IA) tracking notes that reflect the performance of the underlying individual asset.

A third vehicle, which silos each series secured exclusively by traditional assets or ineligible assets, was created under Master Asset Vehicle III (MAV III). Two main types of notes were created in MAV III: TA tracking notes for traditional assets and IA tracking notes for ineligible assets. All tracking notes are tied to the net return and maturities of their respective underlying assets.

On January 21, 2009, MAV I and MAV II Class A-1 and Class A-2 notes were assigned an "A" rating. On August 11, 2009, MAV II Class A-2 notes were downgraded to "BBB (low)" and the rating "under review with negative implications" was maintained. The ratings assigned to MAV I Class A-2 notes were also rated "under review with negative implications." The "A" ratings of Class A-1 notes issued by the MAVs were maintained. During the last two quarters of 2009, credit premiums improved.

NOTE 9 MASTER ASSET VEHICLES (cont.)

As at October 31, 2009, the face value of ABCP held by the Bank was $1,954 million ($2,198 million as at October 31, 2008), of which $1,685 million was designated as *Held-for-trading securities* under the fair value option, and an amount of $269 million was classified as *Available-for-sale securities* ($2,198 million classified in *Available-for-sale securities* as at October 31, 2008). During the fourth quarter of 2009, the Bank received principal repayments related to the ABCP notes for a total of $18 million. In the third quarter of 2009, a note of $29 million was extinguished and the Bank received $47 million in principal repayments. In the second quarter of 2009, a credit default swap excluded from the moratorium was terminated and the Bank's share in the notes related to this derivative was $43 million; the Bank also received a principal repayment related to the ABCP notes for an amount of $69 million. The table below provides a breakdown of the ABCP face value as at October 31, 2009:

MAV I	
Class A-1	604
Class A-2	553
Class B	94
Class C	39
IA tracking notes for ineligible assets	77
Total MAV I	1,367
MAV II	
Class A-1	98
Class A-2	79
Class B	14
Class C	6
IA tracking notes for ineligible assets	11
Total MAV II	208
MAV III	
TA tracking notes for traditional assets	85
IA tracking notes for ineligible assets	148
Total MAV III	233
ABCP not included in the Pan-Canadian restructuring plan	146
Total	1,954

Establishing fair value

To determine the value of the ABCP it is holding, the Bank has established ranges of estimated fair value. The carrying value of the ABCP held by the Bank in an investment portfolio as at October 31, 2009, designated as *Held-for-trading securities*, was $1,147 million, and $78 million was classified in *Available-for-sale securities* ($1,529 million classified in *Available-for-sale securities* as at October 31, 2008). The notes held in an investment portfolio with one or more embedded derivatives were designated as *Held-for-trading securities* under the fair value option, and the other notes were classified in *Available-for-sale securities*. For fiscal 2009, a loss of $190 million was recorded in *Losses on available-for-sale securities, net* in the Consolidated Statement of Income following implementation of the restructuring plan. The table below provides a breakdown of the carrying value of ABCP held as at October 31, 2009:

Residual contractual maturities

	1 to 5 years	More than 5 years	Total
MAV I and MAV II	6	1,103	1,109
MAV III	24	48	72
ABCP not included in the Pan-Canadian restructuring plan	19	25	44
Carrying value of the notes	49	1,176	1,225
Margin funding facilities	–	(63)	(63)
Total	49	1,113	1,162

In establishing the fair value of the MAV notes and excluding ineligible assets, the Bank considered the quality of the underlying assets. The Bank determined the fair value using a discounted cash flow analysis. The discount rate is based 80% on the CDX.IG index tranches and 20% on a basket of securities backed by assets such as credit card receivables, Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS) and automobile loans. Credit ratings and coupons are based on the anticipated terms of the MAV notes. Maturities are based on the anticipated cash flows of the underlying assets.

For ineligible assets, the fair value of the tracking notes is based on an analysis of the underlying assets of the notes and the market value of comparable instruments. For RMBS, fair values were based on the ABX index; for CMBS, CMBS indices, including the CMBX index, were chosen. As for derivative financial instruments, the Bank used valuation models which are commonly used by market participants with inputs that are based on factors observable in the markets: CDX.IG indices, base correlation and interest rates.

NOTE 9 MASTER ASSET VEHICLES (cont.)

The Bank's valuation was based on its assessment of the conditions prevailing as at October 31, 2009, which may change in subsequent periods. The most important assumptions to determine the fair value of the notes are observable discount rates and the credit ratings of the notes. The sensitivities of these assumptions on fair value as at October 31, 2009 are as follows:

- A 10-basis-point change in the discount rate would result in a $9 million decrease or increase in the fair value;
- A decrease in the credit rating of one letter grade would result in a decrease in the fair value between a range of $60 million to $80 million; and
- An increase in the credit rating by one letter grade would result in a fair value increase within a range of $50 million to $65 million.

Determining the fair value of ABCP is complex and involves an extensive process that includes the use of quantitative modelling and relevant assumptions. Possible changes that could have a significant impact on the future value of the ABCP include (1) changes in the value of the underlying assets; (2) changes regarding the liquidity of the market for ABCP that is not currently traded on an active market; and (3) the impacts of a marked and prolonged economic slowdown in North America.

Credit facilities to clients holding MAV notes

The Bank offered improved credit facilities to commercial and corporate clients holding MAV notes for their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities are available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility.

During the year ended October 31, 2009, the Bank recorded a provision for credit losses of $126 million related to the new credit facilities provided to clients holding MAV notes. A general allowance for credit risk for ABCP-secured loans of $23 million was recorded during 2008. These amounts were recorded in *Allowance for credit losses* in the Consolidated Balance Sheet. These allowances are based on the Bank's assessment of the value of the collateral at the maturity date of the loans and are mainly due to the credit facilities secured by notes backed by ineligible assets.

As at October 31, 2009, improved credit facilities outstanding stood at $285 million (nil as at October 31, 2008). In total, the collateral related to the credit facilities offered to clients has been estimated as follows:

Collateral	Face value of the notes	Credit facilities related to notes backed by ineligible assets(1)	Credit facilities related to other notes included in the restructuring plan(2)
MAV II			
Class A-1	423	–	327
Class A-2	405	–	311
Class B	73	–	56
Class C	28	–	22
IA tracking notes for ineligible assets	130	94	–
Total MAV II	1,059	94	716
MAV III			
TA tracking notes for traditional assets	45	–	27
IA tracking notes for ineligible assets	156	130	–
Total MAV III	201	130	27
Total	1,260	224	743

(1) These credit facilities represent 75% of the face value of the notes and are guaranteed by the notes less their capital repayments.
(2) These credit facilities represent 75% of the face value of the notes of which 30% are full recourse to the borrower and 45% guaranteed by the notes less their capital repayments.

NOTE 9 MASTER ASSET VEHICLES (cont.)

The Bank had also provided credit facilities to borrowers for their liquidity needs until the improved credit facilities were made available. As at October 31, 2009, these outstanding credit facilities represented $53 million ($233 million as at October 31, 2008) with recourse to the borrowers.

Regulatory investigation

In early 2008, the Autorité des marchés financiers (AMF), the Ontario Securities Commission (OSC) and the Investment Dealers Association of Canada (now known as the Investment Industry Regulatory Organization of Canada – IIROC) acknowledged that they were carrying on an industry-wide investigation into the Canadian sale and distribution of third-party ABCP and the conduct of various market participants in the weeks leading to the liquidity crisis in mid-August 2007. Stemming from such an industry investigation, regulators may seek orders to sanction market participants.

The Bank's investment dealer subsidiary, National Bank Financial (NBF), has been notified of the preliminary findings of the regulators' staff. The enforcement notice identified matters that were the subject of the investigation and indicated that the securities regulators' staff is contemplating commencing proceedings in relation to those matters against NBF. NBF has an opportunity to respond to this notice before the regulators' staff renders a decision regarding a potential lawsuit against it. NBF is collaborating with the securities regulators' staff.

Refer also to the *Litigation* section of Note 28, *Guarantees, Commitments and Contingent Liabilities*.

NOTE 10

HELD-FOR-TRADING SECURITIES

As at October 31					2009	2008
	Term to maturity					
	Less than 1 year	1 to 5 years	More than 5 years	No maturity	Total	Total
Securities issued or guaranteed by:						
Canada	4,672	4,811	2,204	–	11,687	11,662
Provinces	2,055	2,004	1,950	–	6,009	6,214
Municipalities and school boards	127	353	14	–	494	512
U.S. Treasury and other U.S. agencies	727	113	185	–	1,025	319
Other debt securities	1,755	1,620	1,711	47	5,133	4,600
Equity securities	16	33	–	12,555	12,604	10,556
Total held-for-trading securities	9,352	8,934	6,064	12,602	36,952	33,863

NOTE 11

TRANSFERS OF RECEIVABLES

Asset securitization

New securitization activities

Insured mortgage loans and credit card receivables

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities. Under a 1998 agreement, the Bank also sells credit card receivables on a revolving basis to a trust. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues*.

Year ended October 31	2009		2008
	Insured mortgage loans	Insured mortgage loans	Credit card receivables
Net cash proceeds	**3,690**	3,339	398(1)
Asset-backed securities purchased(2)	**–**	–	23
Retained rights to future excess interest	**274**	118	13
Retained servicing liability	**(22)**	(18)	(3)
	3,942	3,439	431
Receivables securitized and sold	**3,735(3)**	3,352(4)	423
Gain before income taxes, net of transaction fees	**207**	87	8
Mortgage-backed securities created and retained included in *Available-for-sale securities*	**–**	635	–

(1) The net cash proceeds received are equal to the gross proceeds of $423 million, less the $23 million used to purchase the securities issued by the Trust and the transaction fees.
(2) These securities are presented under *Available-for-sale securities* in the Consolidated Balance Sheet.
(3) Includes $160 million of receivables securitized in previous years.
(4) Includes $541 million of receivables securitized in previous years.

Key assumptions

The key assumptions used to measure the fair value of retained rights to future excess interest as at the securitization date for transactions carried out during 2009 and 2008 were as follows:

Year ended October 31	2009		2008		2009	2008
				Insured mortgage loans		Credit card receivables
	Variable rate	**Fixed rate**	Variable rate	Fixed rate		
Weighted average term (in months)	**29.2**	**30.7**	25.7	30.1	**–**	–
Payment rate (per month)	**–**	**–**	–	–	**27.4%**	26.2%
Prepayment rate	**19.5%**	**17.3%**	20.0%	17.1%	**–**	–
Excess spread, net of credit losses	**1.2%**	**3.1%**	1.0%	1.6%	**10.5%**	10.8%
Expected credit losses	**–**	**–**	–	–	**5.1%**	3.9%
Discount rate	**0.6%**	**2.0%**	4.0%	3.6%	**17.0%**	17.0%

The static pool credit loss ratio for securitized credit card receivables as at October 31, 2009 was 1.31% (2008: 1.19%). It is calculated by dividing actual and projected credit losses by the original balance of the receivables securitized. Static pool credit losses are not applicable to insured mortgage loans.

NOTE 11 TRANSFERS OF RECEIVABLES (cont.)

Managed loans

As at October 31	2009			2008		
	Total gross loans	Gross impaired loans and other past due loans(1)	Net write-offs	Total gross loans	Gross impaired loans and other past due loans(1)	Net write-offs
Residential mortgage	23,255	95	(4)	23,066	78	(4)
Personal and credit card	19,536	74	155	16,918	57	117
Business and government	20,003	363	48	21,149	278	35
Total loans	62,794	532	199	61,133	413	148
Less: Mortgage-backed securities created and retained included in *Available-for-sale securities*	298	–	–	615	–	–
Less: Securitized and managed loans						
Insured mortgage loans	7,453	–	–	6,698	–	–
Credit card receivables	1,223(2)	9	66	1,223(2)	9	45
Less: Mortgage loans sold to a mutual fund administered by the Bank and other	543	–	–	387	–	–
Total loans presented on the Consolidated Balance Sheet	53,277	523	133	52,210	404	103

(1) Comprises impaired loans and loans that are 90 days or more past due but are fully secured and for which, in the opinion of Management, there is reasonable assurance that principal and interest will ultimately be collected. Credit card receivables are not classified as impaired loans but, instead, are written off when payments are 180 days in arrears.
(2) Comprises $23 million of mortgage-backed securities included in *Available-for-sale securities* in the Consolidated Balance Sheet.

Impact of securitization activities on certain items of the Consolidated Statement of Income

Securitization revenues

Year ended October 31	2009	2008	2009	2008	2009	2008	2009	2008
	Gains on sale of assets		Servicing revenues		Other		Total	
Insured mortage loans	207	87	20	19	–	–	227	106
Credit card receivables(1)	95	94	23	23	6	3	124	120
Total	302	181	43	42	6	3	351	226

(1) Revolving securitization transactions and new securitization activities.

Impact of securitization activities on certain items of the Consolidated Balance Sheet

As at October 31	2009	2008	2009	2008
	Available-for-sale securities		Other liabilities	
	Retained interests		Servicing liability	
Insured mortgage loans	311	176	34	30
Credit card receivables	36	38	7	7
Total	347	214	41	37

NOTE 11 TRANSFERS OF RECEIVABLES (cont.)

Cash flows from securitization activities

Year ended October 31	2009		2008		2009	2008
	Insured mortgage loans				Credit card receivables	
	Variable rate	Fixed rate	Variable rate	Fixed rate		
Proceeds from new securitizations	187	3,503	261	3,078	–	398
Proceeds collected and reinvested in revolving securitizations	–	–	–	–	3,998	3,618
Cash flows from retained interests in securitizations	7	137	7	94	130	117

Sensitivity of key assumptions to adverse changes

The sensitivity of the current fair value of retained rights to future excess interest to immediate 10% and 20% adverse changes in key assumptions was as follows:

As at October 31	2009		2008		2009	2008
	Insured mortgage loans				Credit card receivables	
	Variable rate	Fixed rate	Variable rate	Fixed rate		
Weighted average term (in months)	24.7	32.2	20.1	22.0	–	–
Prepayment rate	19.9%	17.7%	20.0%	18.2%	27.4%	26.2%
Impact on fair value of 10% adverse change	$(0.2)	$ (8.6)	$(0.3)	$ (4.6)	$ (2.6)	$(2.8)
Impact on fair value of 20% adverse change	$(0.4)	$(16.9)	$(0.6)	$ (9.0)	$ (4.7)	$(5.1)
Excess spread, net of credit losses	1.2%	2.2%	1.1%	1.4%	10.5%	10.8%
Impact on fair value of 10% adverse change	$(1.0)	$(30.1)	$(1.1)	$ (16.1)	$ (3.7)	$(3.9)
Impact on fair value of 20% adverse change	$(2.0)	$(61.7)	$(2.3)	$ (32.2)	$ (7.3)	$(7.8)
Expected credit losses	–	–	–	–	5.1%	3.9%
Impact on fair value of 10% adverse change	–	–	–	–	$ (1.8)	$(1.4)
Impact on fair value of 20% adverse change	–	–	–	–	$ (3.5)	$(2.8)
Discount rate	0.7%	3.0%	4.3%	3.9%	17.0%	17.0%
Impact on fair value of 10% adverse change	–	$ (1.0)	$(0.1)	$ (0.8)	$ (0.1)	$(0.2)
Impact on fair value of 20% adverse change	–	$ (2.0)	$(0.1)	$ (1.6)	$ (0.3)	$(0.3)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Changes affecting a given factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

NOTE 11 TRANSFERS OF RECEIVABLES (cont.)

Other transfers
The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income – Other* in the Consolidated Statement of Income. The total outstanding amount of insured and uninsured mortgage loans sold to this mutual fund was $529 million as at October 31, 2009 ($373 million as at October 31, 2008). The table below summarizes the other transfers carried out by the Bank.

Year ended October 31	2009	2008
Net cash proceeds	**411**	76
Uninsured mortgage loans sold	**399**	75
Gain before income taxes	**12**	1

NOTE 12

FINANCIAL ASSETS TRANSFERRED BUT NOT DERECOGNIZED

In the course of its operations, the Bank concludes transactions in which it transfers financial assets to a third party which are presented in the Consolidated Balance Sheet because the transactions do not qualify for derecognition.

Carrying values of transferred financial assets

As at October 31	2009	2008
Securities sold under repurchase agreements	**12,599**	7,243
Loaned securities	**7,086**	4,348

NOTE 13



VARIABLE INTEREST ENTITIES

The VIEs where the Bank holds a significant variable interest but is not the primary beneficiary as defined in AcG-15 are described below. The Bank's maximum exposure to loss resulting from these variable interests consists primarily of investments in these entities, the fair value of the derivative contracts entered into with them and the backstop liquidity and credit enhancement facilities granted to one of them.

Securitization entity for the Bank's assets
The Bank carries out transactions in which certain assets are sold to an entity that finances their purchase by issuing term bonds. This entity is a qualifying special-purpose entity under AcG-12 and is therefore exempt from the consolidation requirements under AcG-15. Asset securitization transactions for the years ended October 31, 2009 and 2008 are described in Note 11 to the consolidated financial statements.

Multi-seller conduit
The Bank administers a multi-seller conduit that purchases financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their funding sources and reduce funding costs, while benefiting from financial asset management services and providing some amount of first-loss protection. The Bank acts as a financial agent and provides administrative and transaction structuring services to this conduit. The Bank provides backstop liquidity and credit enhancement facilities under the commercial paper program. These facilities are presented and described in Note 28 to the consolidated financial statements. The Bank holds significant variable interests in this conduit because of the following: participation in the commercial paper program, backstop liquidity and credit enhancement facilities provided to the conduit, and collection of fees as a financial agent and administrator. However, unrelated third parties assume the first credit losses before the commercial paper holders. The Bank is not required to consolidate this conduit under AcG-15 because it does not have to absorb the majority of the conduit's expected losses or receive the majority of its expected residual returns. In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $494 million as at October 31, 2009 ($673 million as at October 31, 2008).

NOTE 13 VARIABLE INTEREST ENTITIES (cont.)

Master asset vehicles

The Bank holds significant variable interests in master asset vehicles due to its participation in the ABCP program and the margin funding facility provided. Under AcG-15, the Bank is not the primary beneficiary of these master asset vehicles and is therefore not required to consolidate them. For additional information, refer to Note 9.

Investment funds

As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of their expected losses or receive the majority of their expected residual returns. As at October 31, 2009, the recorded value of the Bank's total investment was $145 million ($132 million as at October 31, 2008). The total assets of all these entities amounted to $1.6 billion as at October 31, 2009 ($3.0 billion as at October 31, 2008). Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 28 to the consolidated financial statements.

NOTE 14

PREMISES AND EQUIPMENT

As at October 31			2009			2008
	Cost	**Accumulated amortization**	**Net carrying value**	Cost	Accumulated amortization	Net carrying value
Land	**15**	**–**	**15**	17	–	17
Buildings	**187**	**102**	**85**	185	100	85
Equipment and furniture[1]	**387**	**321**	**66**	360	308	52
Computer equipment under a capital lease[2]	**85**	**7**	**78**	–	–	–
Leasehold improvements	**447**	**329**	**118**	414	309	105
Total	**1,121**	**759**	**362**	976	717	259
Amortization for the year			**49**			40

(1) Further to the adoption of CICA Handbook Section 3064, *Goodwill and Intangible Assets*, the net carrying value of $218 million for software acquired and internally-developed technology developments was reclassified from the *Premises and equipment* item to the *Intangible assets* item in the Consolidated Balance Sheet ($201 million as at October 31, 2008).

(2) During the 2009 fiscal year, the Bank entered into a capital lease for computer equipment.

NOTE 15

GOODWILL AND INTANGIBLE ASSETS

The Bank performs an annual impairment test of goodwill and intangible assets with indefinite useful lives. No impairment loss was recorded for 2009.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2007	49	421	233	703
Acquisition of investment management firms (Note 33)	–	34	–	34
Sale of a controlling interest in Asset Management Finance Corporation (Note 33)	–	–	(12)	(12)
Redemption of Series A preferred shares issued by NB Capital Corporation (Note 21)	12	–	–	12
Other	–	–	3	3
Balance as at October 31, 2008	61	455	224	740
Other	5	4	(3)	6
Balance as at October 31, 2009	**66**	**459**	**221**	**746**

Intangible assets comprise the following:

As at October 31			2009			2008
	Cost	**Accumulated amortization**	**Net carrying value**	Cost	Accumulated amortization	Net carrying value
Software and technology development[1]	**539**	**321**	**218**	514	313	201
Management contracts[2]	**154**	**–**	**154**	154	–	154
Trademarks[2]	**11**	**–**	**11**	11	–	11
Other	**33**	**19**	**14**	33	15	18
Total	**737**	**340**	**397**	712	328	384
Amortization and writes-offs for the year[3]			**63**			96

(1) Further to the adoption of CICA Handbook Section 3064, *Goodwill and Intangible Assets*, the net carrying value of $218 million for software acquired and internally-developed technology developments was reclassified from the *Premises and equipment* item to the *Intangible assets* item in the Consolidated Balance Sheet ($201 million as at October 31, 2008).

(2) Not subject to amortization.

(3) A write-off of $54 million for 2008 was recorded for technology developments. This charge was included in *Technology* in the Consolidated Statement of Income. This was mainly attributable to the banking industry's decision to abandon the image-based cheque-clearing project. The written-off assets as well as the corresponding charge are presented under the *Other* heading of the Segment Disclosures note.

NOTE 16



OTHER ASSETS

As at October 31	2009	2008
Interest and dividends receivable	379	431
Prepaid expenses	341	514
Future income tax assets (Note 26)	91	106
Investments in companies subject to significant influence	243	218
Accrued benefit asset (Note 23)	617	356
Other	400	509
	2,071	2,134

NOTE 17

DEPOSITS

As at October 31	Payable on demand and after notice	Payable on a fixed date	2009 Total	2008 Total
Personal	19,131	15,478	34,609	33,098
Business and government	16,112	20,586	36,698	36,872
Deposit-taking institutions	268	3,370	3,638	5,827
Deposit from NBC Capital Trust	–	225	225	225
	35,511	39,659	75,170	76,022

Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the Trust), an open-end trust established under the laws of the Province of Ontario, issued transferable non-voting trust units called Trust Capital Securities – Series 1, or NBC CapS – Series 1. The gross proceeds of $225 million from the offering were used by the Trust to acquire a deposit note from the Bank.

The Trust is a variable interest entity as defined in AcG-15. Although the Bank owns the equity and controls the voting rights of the Trust, it is not the primary beneficiary of the Trust and therefore does not consolidate it; consequently, the NBC CapS – Series 1 issued by the Trust are not included in the Consolidated Balance Sheet of the Bank, but the deposit note is presented under *Deposits*.

Deposit note

The main terms and characteristics of the $225 million deposit note are as follows:

Issuance date	Fixed annual interest rate	Interest payment dates	Semi-annual payment[1]	Maturity	Date of conversion at the option of the Trust[2]	Date of redemption at the option of the Bank[3]
June 15, 2006	5.329%[4]	June 30, December 31	$26.645	June 30, 2056	Anytime	June 30, 2011

(1) Per $1,000 principal amount.
(2) Each $1,000 principal amount of the deposit note is convertible at the option of the Trust into 40 First Preferred Shares, Series 17 of the Bank (Note 22). The Trust will exercise this conversion right in circumstances in which holders of NBC CapS – Series 1 exercise their exchange right.
(3) The Bank may, at its option, redeem the deposit note, in whole or in part, on the date indicated above (and on any subsequent interest payment date), or prior to that date in whole (but not in part) upon the occurrence of predetermined regulatory events or tax events. Any redemption may be carried out without the consent of the Trust, subject to prior written notice and Superintendent approval. If the Bank redeems the deposit note in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS – Series 1.
(4) The rate of 5.329% will be in effect up to and including June 30, 2016. After that date, the note will bear interest at a fixed annual rate equal to the 180-day bankers' acceptance rate in effect plus 1.50%.

NOTE 17 DEPOSITS (cont.)

Purchase for cancellation
On or after June 30, 2011, the Bank may, with Superintendent approval, purchase the deposit note in whole or in part on the open market by tender or private contract at any price. Any part of the deposit note purchased by the Bank will be cancelled and will not be reissued.

Instances of default
Failure by the Bank to make payments or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

Trust units issued by NBC Capital Trust
No cash distributions will be payable by the Trust on NBC CapS – Series 1, if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank in its capacity as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS – Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS – Series 1 are not redeemable at the option of the holder.

The main terms and characteristics of the NBC CapS – Series 1 trust units are presented below:

	Number	Issuance date	Annual yield	Distribution date	Semi-annual distribution by NBC CapS – Series 1(1)	Date of conversion at the option of the holder(2)	Date of redemption at the option of the Trust(3)
Series 1	225,000	June 15, 2006	5.329%	June 30, December 31	$26.645(4)	Anytime	June 30, 2011

(1) For each unit with a face value of $1,000.
(2) Holders of NBC CapS – Series 1 may exchange, subject to prior notice, each NBC CapS – Series 1 for 40 First Preferred Shares, Series 17 of the Bank (Note 22). This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS – Series 1 exchanged for the Bank's First Preferred Shares, Series 17 will be cancelled by the Trust.
(3) The Trust may, at its option, redeem the NBC CapS – Series 1, in whole or in part, on the date indicated above (and at any subsequent distribution date), or prior to that date in whole (but not in part) upon the occurrence of predetermined regulatory events or tax events. Any redemption may be carried out without the consent of the holders, subject to prior written notice and Superintendent approval.
(4) For each distribution date after June 30, 2016, the distribution will be paid at the rate corresponding to one-half of the applicable 180-day bankers' acceptance rate in effect plus 1.50%.

Automatic exchange
Each NBC CapS – Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of certain specific events (for additional information, refer to Note 22). On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

Purchase for cancellation
On and after June 30, 2011, any outstanding NBC CapS II – Series 1 may be purchased at any time, in whole or in part, by the Trust, at the direction of the Bank and with Superintendent approval, in the open market or by tender or private contract at any price. The NBC CapS – Series 1 purchased by the Trust will be cancelled and will not be reissued.

Regulatory capital
The $225 million of NBC CapS – Series 1 qualifies as innovative capital instruments and is therefore eligible as Tier 1 capital.

NOTE 18



FINANCIAL INSTRUMENTS DESIGNATED AS HELD-FOR-TRADING

Securities

Since the fourth quarter of 2008, the Bank has designated securities purchased to economically hedge certain derivative financial instruments as held-for-trading. The Bank adopted this option in accordance with its risk management strategy, which allows it to manage these securities and the derivative financial instruments involved together using the fair value basis and thereby considerably reduce financial risks. During the year ended October 31, 2009, the Bank designated securities with an initial cost of $2.7 billion ($1.7 billion for the year ended October 31, 2008). As at October 31, 2009, the fair value of these securities designated as held-for-trading was $2.7 billion ($1.7 billion as at October 31, 2008). The change in fair value of $57 million for the year ended October 31, 2009 ($8 million for the year ended October 31, 2008) was recorded as a gain in *Trading revenues (losses)* in the Consolidated Statement of Income.

In addition, during fiscal 2009, the Bank also designated the master asset vehicle notes issued after the restructuring of the third-party asset-backed commercial paper with one or more embedded derivatives as *Held-for-trading securities* under the fair value option. For additional information, refer to Note 9. As at October 31, 2009, the fair value of these notes was $1.2 billion, and no change in fair value was recorded in the Consolidated Statement of Income since implementation of the restructuring plan on January 21, 2009.

Deposits

Certain deposits with one or more embedded derivatives are designated as held-for-trading under the fair value option. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet. The fair value of these deposits was $662 million as at October 31, 2009 ($567 million as at October 31, 2008). The $72 million change in fair value for the year ended October 31, 2009 (gain of $85 million for the year ended October 31, 2008) was recorded as a loss in *Trading revenues (losses)* in the Consolidated Statement of Income. The change in fair value for the year ended October 31, 2009 attributable to credit risk is a $28 million unrealized loss (unrealized gain of $10 million for the year ended October 31, 2008).

To determine the change in fair value due to the change in credit risk for these financial liabilities, the Bank calculates, at the beginning of the period, the present value of the instrument's contractual cash flows using the following rates: first, using an observed discount rate that reflects the Bank's credit spread and, then, using a rate that excludes the Bank's credit spread. The difference between those two values is then compared to the difference obtained using the same rates at the end of the period.

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at October 31, 2009.

Securities sold under repurchase agreements

During the year ended October 31, 2009, the Bank designated certain securities sold under repurchase agreements as held-for-trading, in accordance with its risk management strategy, which allows the Bank to eliminate or significantly reduce the measurement or recognition disparity of measuring assets and liabilities on different bases. These financial liabilities are fully collateralized with high-quality government bonds, and the change in fair value attributable to credit risk is not significant.

As at October 31, 2009, the total fair value of these financial instruments designated as held-for-trading was $2.7 billion. The change in fair value was negligible for the year ended October 31, 2009 and was recognized in *Trading revenues (losses)* in the Consolidated Statement of Income.

NOTE 19

OTHER LIABILITIES

As at October 31	2009	2008
Interest and dividends payable	**476**	570
Income taxes payable	**343**	97
Future income tax liabilities (Note 26)	**150**	95
Trade and other payables	**737**	741
Accrued benefit liability (Note 23)	**145**	137
Insurance-related obligations	**62**	58
Subsidiaries' debts to third parties	**3,791**	2,783
Accounts payable and deferred income	**441**	421
Other	**478**	384
	6,623	5,286

NOTE 20

SUBORDINATED DEBENTURES

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the year ended October 31, 2009, the Bank repurchased for cancellation a total of $250 million of subordinated debentures maturing on April 16, 2014.

During the year ended October 31, 2008, the Bank had issued a total of $500 million of subordinated debentures maturing in 2018 under its Canadian Medium Term Note Program. Interest at the annual rate of 5.556% is payable semi-annually on May 15 and November 15 of each year until November 15, 2013.

NOTE 20 SUBORDINATED DEBENTURES (cont.)

As at October 31					2009	2008
Maturity date		Interest rate	Characteristics	Denominated in foreign currency		
April	2014	5.70%[1]	Redeemable since April 16, 2004[2]		–	250
November	2016	4.456%[3]	Redeemable[4]		500	500
November	2018	5.556%[5]	Redeemable[6]		500	500
December	2019	4.926%[7]	Redeemable[8]		350	350
November	2020	4.70%[9]	Redeemable[10]		500	500
February	2087	Variable[11]	Redeemable at the Bank's option since February 28, 1993	US 44	47	53
					1,897	2,153
Fair value adjustment[12]					**125**	109
Unamortized issue costs[13]					**(5)**	(7)
Total					**2,017**	2,255

(1) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%.
(2) Since April 16, 2004, the interest reset date, the Bank has been able, at its option, to redeem all or any portion of the debentures at the following price: i) if the debentures are redeemed before April 16, 2009, at the price based on the Government of Canada yield (defined as the yield, compounded semi-annually, that non-callable Government of Canada Bonds would offer if they were issued at their nominal value on the redemption date, in Canadian dollars, in Canada and for which the term to maturity would equal the term to the interest reset date) plus 15 basis points or the nominal value, whichever of the two amounts is higher; ii) if the debentures are redeemed on or after April 16, 2009, at their nominal value.
(3) Bearing interest at a rate of 4.456% until November 2, 2011, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%.
(4) The Bank may, at its option, redeem all or any portion of the debentures at the following price: i) if the debentures are redeemed before November 2, 2011, the interest reset date, at the price based on the Government of Canada yield (as defined in point 2 above) plus 12 basis points or the nominal value, whichever of the two amounts is higher; ii) if the debentures are redeemed on or after November 2, 2011, at their nominal value.
(5) Bearing interest at a rate of 5.556% until November 15, 2013, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 2.64%.
(6) The Bank may, at its option, redeem all or any portion of the debentures at the following price: i) if the debentures are redeemed before November 15, 2013, the interest reset date, at the price based on the Government of Canada yield (as defined in point 2 above) plus 55 basis points, or the nominal value, whichever of the two amounts is higher; (ii) if the debentures are redeemed on or after November 15, 2013, at their nominal value.
(7) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%.
(8) The Bank may, at its option, redeem all or any portion of the debentures at the following price: i) if the debentures are redeemed before December 22, 2014, the interest reset date, at the price based on the Government of Canada yield (as defined in point 2 above) plus 17 basis points or the nominal value, whichever of the two amounts is higher; ii) if the debentures are redeemed on or after December 22, 2014, at their nominal value.
(9) Bearing interest at a rate of 4.70% until November 2, 2015, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%.
(10) The Bank may, at its option, redeem all or any portion of the debentures at the following price: i) if the debentures are redeemed before November 2, 2015, the interest reset date, at the price based on the Government of Canada yield (as defined in point 2 above) plus 16 basis points or the nominal value, whichever of the two amounts is higher; ii) if the debentures are redeemed on or after November 2, 2015, at their nominal value.
(11) Bearing interest at an annual rate of 1/8% above LIBOR.
(12) The fair value adjustment reflects the change in the carrying value of the subordinated debentures covered by a fair value hedge.
(13) The unamortized costs related to the issuance of the subordinated debentures represent the initial cost, net of accumulated amortization calculated using the effective interest rate method.

The subordinated debenture maturities are as follows:

2010 to 2014	–
2015 to 2019	**1,350**
2020 and thereafter	**547**
	1,897

NOTE 21

NON-CONTROLLING INTEREST

As at October 31	2009	2008
Trust units issued by NBC Asset Trust (NBC CapS II)		
- Series 1	**400**	400
- Series 2	**350**	350
Mutual funds consolidated in accordance with AcG-15	**91**	51
Other entities consolidated in accordance with AcG-15	**337**	1,210
Other	**19**	18
Total	**1,197**	2,029

Trust units issued by NBC Asset Trust

The Bank issued non-voting transferable trust units called Trust Capital Securities or NBC CapS II through its subsidiary NBC Asset Trust (the Trust), a closed-end trust established under the laws of Ontario. These securities are not redeemable or exchangeable for Bank preferred shares at the option of the holder. The gross proceeds from the investments were used by the Trust to finance the acquisition of mortgage loans from the Bank.

No cash distributions will be payable by the Trust on NBC CapS II if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as the sole holder of the special trust securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS II, the Bank will withhold from declaring dividends on any of its preferred and common shares during a determined period.

The main terms and characteristics of the NBC CapS II trust units are presented below:

	Number	Issuance date	Annual yield	Distribution date	Semi-annual distribution per NBC CapS II[1]	Date of redemption at the option of the Trust[2]
Series 1	400,000	January 22, 2008	7.235%	June 30, December 31	\$36.175[3]	June 30, 2013
Series 2	350,000	June 30, 2008	7.447%	June 30, December 31	\$37.235[4]	July 31, 2013

(1) For each unit with a nominal value of \$1,000.
(2) On the redemption date indicated above (or on any subsequent distribution date), or prior to those dates upon the occurrence of predetermined regulatory events or tax events, the Trust may, at its option, redeem the NBC CapS II in whole (but not in part) without the consent of the holders, with prior written notice and with Superintendent approval.
(3) As at June 30, 2008, the paid non-cumulative distribution was \$31.715. For each distribution date after June 30, 2018, the distribution will be paid at the rate equal to one-half the 180-day bankers' acceptance rate in effect plus 3.79%.
(4) For each distribution date after June 30, 2020, the distribution will be paid at the rate corresponding to one-half the 180-day bankers' acceptance rate in effect plus 4.09%.

Automatic exchange

Each NBC CapS II – Series 1 can be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 19 of the Bank, and each NBC CapS II – Series 2 can be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 23 of the Bank, upon the occurrence of certain specific events. For additional information, refer to Note 22. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust.

Purchases for cancellation

For each series, starting from the fifth anniversary of the issuance, the Trust will, with Superintendent approval, be able to purchase NBC CapS II in whole or in part on the open market or by tender or private contract at any price. The NBC CapS II purchased by the Trust will be cancelled and will not be reissued.

Regulatory capital

The NBC CapS II qualify as innovative instruments and are eligible as Tier 1 capital. According to the guidelines of the Superintendent, innovative instruments may consist of a portion representing up to 15% of net Tier 1 capital and an additional portion of 5% eligible as Tier 2B capital.

Redemption of preferred shares

On September 30, 2008, NB Capital Corporation, a Bank subsidiary dissolved in November 2008, repurchased for cancellation all 300,000 Series A preferred shares. These shares, issued at US\$300 million, were repurchased at a price of US\$311 million. The premium of US\$11 million (CDN\$12 million) was recognized in *Goodwill* (refer to Note 15).

NOTE 22



CAPITAL STOCK

Authorized

Common shares
An unlimited number of shares without par value, issuable for a maximum total consideration of $3 billion.

First preferred shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $5 billion.

Characteristics of first preferred shares (amounts in dollars)

Series 15
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 16
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 20
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after May 15, 2013, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2014, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2015, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2016, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2017, and at a price equal to $25.00 per share if redeemed on or after May 15, 2017, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Series 21
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after August 16, 2013 and August 16 every five years thereafter, in whole or in part, at a price equal to $25.00 per share, plus all declared and unpaid dividends at the date fixed for redemption.

Series 24
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after February 15, 2014 and February 15 every five years thereafter, in whole or in part, at a price equal to $25.00 per share, plus all declared and unpaid dividends at the date fixed for redemption. Convertible into floating-rate non-cumulative first preferred shares, Series 25 of the Bank, subject to certain conditions, on February 15, 2014 and on February 15 every five years thereafter.

Series 25
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after February 15, 2019 and February 15 every five years thereafter, in whole or in part, at a price equal to $25.00 per share, plus all dividends declared and unpaid thereon on the date fixed for redemption or at $25.50 per share, plus all dividends declared and unpaid thereon on the date fixed for redemption on any other date on or after February 15, 2014.

Series 26
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after February 15, 2014 and February 15 every five years thereafter, in whole or in part, at a price equal to $25.00 per share, plus all declared and unpaid dividends at the date fixed for redemption. Convertible into floating-rate non-cumulative first preferred shares, Series 27 of the Bank, subject to certain conditions, on February 15, 2014 and on February 15 every five years thereafter.

Series 27
Redeemable in cash at the Bank's option, subject to prior approval of the Superintendent, on or after February 15, 2019 and February 15 every five years thereafter, in whole or in part, at a price equal to $25.00 per share, plus all dividends declared and unpaid thereon on the date fixed for redemption or at $25.50 per share, plus all dividends declared and unpaid thereon on the date fixed for redemption on any other date on or after February 15, 2014.

NOTE 22 CAPITAL STOCK (cont.)

Second preferred shares
15 million shares without par value, issuable for total maximum consideration of $300 million.

The second preferred shares were created and reserved for future issuance by the Bank under three issuances of convertible innovative capital instruments, which may be exchanged under certain conditions. As at October 31, 2009, no shares of these series had been issued or traded.

Characteristics of second preferred shares

Series 17
Each NBC CapS – Series 1 is exchangeable at any time, upon prior notice, for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2011, but are not redeemable at the option of the holders.

Series 18
Each NBC CapS – Series 1 can be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and are redeemable at the option of the Bank, subject to the prior approval of the Superintendent, on or after June 30, 2011, but are not redeemable at the option of the holders.

Series 19
Each NBC CapS II – Series 1 can be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 19 of the Bank upon the occurrence of one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 19 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2013, but are not redeemable at the option of the holders.

Series 22
Holders of Preferred Shares Series 21 will, subject to the automatic conversion provisions and the right of the Bank to redeem those shares, have the right, at their option, to convert, on August 16, 2013 and on August 16 every five years thereafter, any or all of their Preferred Shares Series 21 into an equal number of Preferred Shares Series 22. First Preferred Shares Series 22 pay quarterly floating rate non-cumulative dividends and are redeemable at the Bank's option, subject to prior approval of the Superintendent, on or after August 16, 2018, but are not redeemable at the option of the holders.

Series 23
Each NBC CapS II – Series 2 can be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 23 of the Bank upon the occurrence of one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects to cause such automatic exchange or the Bank does not comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 23 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after July 31, 2013, but are not redeemable at the option of the holders.

NOTE 22 CAPITAL STOCK (cont.)

Shares outstanding and dividends declared

As at October 31				2009
		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	10	1.2125
Series 20	6,900,000	173	10	1.5000
Series 21	8,050,000	201	11	1.3438
Series 24	6,800,000	170	9	1.3765
Series 26	5,800,000	145	7	1.3042
Preferred shares and dividends	43,550,000	1,089	59	
Common shares at beginning	159,447,203	1,656		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	590,864	29		
Stock Option Plan	906,457	42		
Impact of shares purchased or sold for trading	256,601	2		
Common shares at end and dividends	161,201,125	1,729	398	2.4800
Total dividends			457	

As at October 31				2008
		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	10	1.2125
Series 20	6,900,000	173	6	0.8692
Series 21	8,050,000	201	4	0.5596
Preferred shares and dividends	30,950,000	774	32	
Common shares at beginning	157,806,303	1,575		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	326,688	17		
Stock Option Plan	1,006,511	41		
Acquisitions (Note 33)	452,650	24		
Impact of shares purchased or sold for trading	(144,949)	(1)		
Common shares at end and dividends	159,447,203	1,656	394	2.4800
Total dividends			426	

Issuance of preferred shares

On January 30, 2009, the Bank issued 4,000,000 First Preferred Shares, Series 26, with non-cumulative preferential dividends at a quarterly amount of $0.4125 per share. The initial dividend was payable on May 15, 2009 and was $0.47918 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at the exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 Preferred Shares, Series 26. The Bank received a consideration of $141 million, net of fees of $4 million.

On January 14, 2009, the Bank issued 5,000,000 First Preferred Shares, Series 24, with non-cumulative preferential dividends at a quarterly amount of $0.4125 per share. The initial dividend was payable on May 15, 2009 and was $0.55151 per share. Furthermore, the Bank granted the underwriters an over-allotment option to purchase up to an additional 3,000,000 shares at the exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,800,000 Preferred Shares, Series 24. The Bank received a consideration of $165 million, net of fees of $5 million.

NOTE 22 CAPITAL STOCK (cont.)

On June 17, 2008, the Bank had issued 7,000,000 First Preferred Shares, Series 21, with non-cumulative preferential dividends at a quarterly amount of $0.336 per share, for a consideration of $171 million, net of fees of $4 million. The initial dividend was payable on November 15, 2008 and was $0.55959 per share. Furthermore, the Bank had granted the underwriters an over-allotment option to purchase up to an additional 1,050,000 shares at the exercise price of $25.00 at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 1,050,000 Preferred Shares, Series 21. The Bank received a consideration of $25 million, net of fees of $1 million.

On April 16, 2008, the Bank had issued 6,000,000 First Preferred Shares, Series 20, with non-cumulative preferential dividends at a quarterly amount of $0.375 per share, for a consideration of $146 million, net of fees of $4 million. Furthermore, the Bank had granted the underwriters an over-allotment option to purchase up to an additional 900,000 shares at the exercise price of $25.00 per share at any time in the 30 days following the closing date. The underwriters exercised this option by purchasing 900,000 Preferred Shares, Series 20. The Bank received a consideration of $22 million, net of fees of $1 million.

Issuances of common shares
As part of the acquisitions of Bieber Securities Inc., concluded on June 2, 2008, and Groupe Option Retraite Inc., concluded on September 18, 2008, the Bank had issued 452,650 common shares valued at $24 million. Of that number, 291,948 common shares had been placed in escrow in the name of the vendors and will be paid conditional on assets under management being maintained at a certain level. The Bank expects that the conditions will be met, and that the shares held in escrow will be released over the next two fiscal years.

Repurchase of common shares
On February 1, 2008, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 4,700,000 common shares over the 12-month period ended January 30, 2009. On February 1, 2007, the Bank had filed a normal course issuer bid to repurchase for cancellation up to 8,102,000 common shares over the 12-month period ended January 31, 2008.

During the years ended October 31, 2009 and 2008, the Bank did not repurchase any shares.

Reserved common shares
As at October 31, 2009, 8,266,842 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 13,647,337 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends
The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* (Canada) or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment. If NBC Capital Trust or NBC Asset Trust failed to pay any required distribution on the trust units in full, the Bank could not declare dividends on any of its preferred or common shares. For additional information, refer to Notes 17 and 21.

Dividend Reinvestment Plan
The Bank has a dividend reinvestment plan for common and preferred shareholders. Participation in the plan is optional. Under the terms and conditions of the plan, participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments. The common shares are issued for an amount equal to the average of the closing prices of shares traded on the Toronto Stock Exchange during the five business days immediately preceding a dividend payment date. Since May 27, 2009, the issuance of such shares could take into account an issuance discount of up to 5%.

NOTE 23

EMPLOYEE FUTURE BENEFITS

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The effective dates of the most recent actuarial valuations and the next required actuarial valuations for funding purposes are:

	Date of most recent actuarial valuation	Date of required actuarial valuation
Employee pension plan	December 31, 2008	December 31, 2009
Pension plan for designated employees	December 31, 2008	December 31, 2009
Post-Retirement Allowance Program	December 31, 2008	December 31, 2010

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded. The measurement date used is October 31 of each year.

Accrued benefit obligation, plan assets and funded status

	Pension benefit plans		Other benefit plans	
As at October 31	**2009**	2008	**2009**	2008
Accrued benefit obligation				
Balance at beginning	**1,645**	1,893	**141**	157
Current service cost	**34**	49	**5**	6
Interest cost	**120**	111	**10**	10
Employee contributions	**23**	21	**–**	–
Benefits paid	**(87)**	(81)	**(7)**	(6)
Actuarial losses (gains)	**149**	(348)	**–**	(26)
Balance at end	**1,884**	1,645	**149**	141
Plan assets				
Fair value at beginning	**1,617**	1,983	**–**	–
Actual return on plan assets	**203**	(361)	**–**	–
Bank contributions	**295**	55	**–**	–
Employee contributions	**23**	21	**–**	–
Benefits paid	**(87)**	(81)	**–**	–
Fair value at end	**2,051**	1,617	**–**	–
Funded status – plan (deficit)	**167**	(28)	**(149)**	(141)
Unamortized net actuarial losses	**415**	342	**4**	4
Unamortized past service costs	**35**	42	**–**	–
Accrued benefit asset (liability)	**617**	356	**(145)**	(137)

NOTE 23 EMPLOYEE FUTURE BENEFITS (cont.)

Accrued benefit asset (liability)

	Pension benefit plans		Other benefit plans	
As at October 31	**2009**	2008	**2009**	2008
Accrued benefit asset included in *Other assets*	**617**	356	**–**	–
Accrued benefit liability included in *Other liabilities*	**–**	–	**(145)**	(137)
Net amount recorded as at October 31	**617**	356	**(145)**	(137)

The previously presented amounts relate to the accrued benefit obligation and the fair value of plan assets at year-end. They include the following amounts in respect of benefit plans, with the accrued benefit obligation in excess of plan assets:

As at October 31	**2009**	2008
Fair value of plan assets	**–**	1,463
Accrued benefit obligation	**–**	1,528
Funded status – plan (deficit)	**–**	(65)

Allocation of pension plan assets

As at October 31	**2009**	2008
	%	%
Asset category		
Money market	**7**	3
Bonds	**33**	31
Equities	**54**	58
Other	**6**	8
	100	100

Plan assets include investment securities issued by the Bank. As at October 31, 2009, these investments totalled $120 million ($127 million as at October 31, 2008).

During 2009, the Bank and its subsidiaries received close to $3 million ($4 million during 2008) in management fees for related management, administration and custodial services for pension benefit plans.

NOTE 23 EMPLOYEE FUTURE BENEFITS (cont.)

Components of employee future benefit expense

	Pension benefit plans		Other benefit plans	
Year ended October 31	**2009**	2008	**2009**	2008
Current service cost	**34**	49	**5**	6
Interest cost	**120**	111	**10**	10
Actual return on plan assets	**(203)**	361	**–**	–
Actuarial losses (gains) on the obligation	**149**	(348)	**–**	(26)
Expense before adjustments to recognize the long-term nature of employee future benefits	**100**	173	**15**	(10)
Difference between expected return and actual return on plan assets for the year	**75**	(493)	**–**	–
Difference between actuarial losses recognized for the year and actual actuarial losses on the accrued benefit obligation for the year	**(148)**	353	**1**	26
Difference between amortization of past service costs for the year and the actual plan amendments for the year	**6**	6	**–**	–
Defined benefit pension expense	**33**	39		
Other employee future benefit expense			**16**	16

Significant actuarial assumptions (weighted average)

	Pension benefit plans		Other benefit plans	
	2009	2008	**2009**	2008
	%	%	**%**	%
Accrued benefit obligation as at October 31				
Discount rate	**6.75**	7.25	**6.75**	7.25
Rate of compensation increase	**3.50**	3.50	**3.55**	3.50
Defined benefit pension expense for years ended October 31				
Discount rate	**7.25**	5.75		
Expected long-term rate of return on plan assets	**7.00**	7.00		
Rate of compensation increase	**3.50**	3.50		
Other employee future benefit expense for years ended October 31				
Discount rate			**7.25**	6.00
Rate of compensation increase			**3.50**	3.50

The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), and these programs are generally not funded. The benefits include health insurance, life insurance and dental insurance.

For measurement purposes, a 5.9% annual rate of increase (2008: 6.1%) in the per capita cost of covered healthcare benefits was assumed for 2009. The rate was assumed to decrease gradually to reach 2.5% in 2024 and remain at that level thereafter.

NOTE 23 EMPLOYEE FUTURE BENEFITS (cont.)

2009 sensitivity of key assumptions

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	5	–
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	–	–
Impact of a 1.00% increase in the expected healthcare cost trend rate	15	2
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(13)	(2)

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits

Year ended October 31	2009	2008
Bank pension benefit plan contributions	295	55
Benefits paid to beneficiaries under other benefit plans	7	6

Benefits payment projection

As at October 31	Pension benefit plans	Other benefit plans
2010	90	8
2011	92	7
2012	94	8
2013	99	9
2014	107	9
2015 to 2019	626	59

The table above presents our estimates of the benefit payments for defined benefit plans and other plans.

NOTE 24

STOCK-BASED COMPENSATION

The information below on compensation expense excludes the impact of hedging.

Stock Option Plan
The Bank offers a Stock Option Plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, options are awarded annually and provide participants with the right to purchase common shares at an exercise price equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. Since March 1, 2009, the Stock Option Plan contains provisions for retiring employees that allow a participant's rights to continue vesting in accordance with the stated terms of the grant agreement. The maximum number of common shares that may be issued under the Stock Option Plan was 13,648,162 as at October 31, 2009 (14,554,619 as at October 31, 2008). The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding.

As at October 31	2009		2008	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**6,711,730**	**$52.00**	5,770,347	$48.71
Awarded	**2,357,740**	**$34.87**	2,260,036	$53.85
Exercised	**(906,457)**	**$39.44**	(1,006,511)	$34.76
Cancelled	**(364,917)**	**$53.83**	(312,142)	$60.22
Outstanding at end	**7,798,096**	**$48.19**	6,711,730	$52.00
Exercisable at end	**3,184,406**	**$51.14**	2,863,436	$44.99

Exercise price	Options outstanding	Options exercisable	Expiry date
$24.90	76,850	76,850	December 2010
$28.01	152,985	152,985	December 2011
$30.95	237,588	230,088	December 2012
$41.00	426,950	426,950	December 2013
$48.20	615,275	607,775	December 2014
$61.44	751,725	568,550	December 2015
$65.90	1,216,511	616,409	December 2016
$53.85	2,006,788	504,799	December 2017
$34.87	2,313,424	–	December 2018
Total	7,798,096	3,184,406	

During the year ended October 31, 2009, the Bank awarded 2,357,740 stock options (2008: 2,260,036) with a fair value of $5.65 per option ($9.21 for the year ended October 31, 2008).

The fair value of options awarded was estimated on the award date using the discrete dividend Black-Scholes model. The following assumptions are used for accounting purposes:

As at October 31	2009	2008
Risk-free interest rate	**2.23 %**	4.40 %
Expected life of options	**6 years**	6 years
Expected volatility	**41.0 %**	25.3 %
Expected dividend yield	**7.1 %**	4.6 %

The compensation expense recorded for these options for the year ended October 31, 2009 was $13 million ($11 million for the year ended October 31, 2008).

NOTE 24 STOCK-BASED COMPENSATION (cont.)

Stock Appreciation Rights (SAR) Plan

The Bank offers an SAR plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, when participants exercise this right, they receive a cash amount equal to the difference between the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the exercise date and the closing price on the day preceding the award date. SARs vest evenly over a four-year period and expire 10 years after the award date or, in certain circumstances set out in the Plan, within specified time limits. Since March 1, 2009, the SAR plan contains provisions for retiring employees that allow a participant's rights to continue vesting in accordance with the stated terms of the grant agreement. Compensation expense recognized for the year ended October 31, 2009 with respect to the Plan was $5 million (negligible for the year ended October 31, 2008).

As at October 31		2009		2008
	Number of SARs	**Weighted average exercise price**	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	**329,404**	**$29.67**	299,400	$26.43
Awarded	**56,892**	**$34.87**	44,704	$53.85
Exercised	**(200,450)**	**$18.01**	(9,875)	$26.34
Cancelled	**(14,672)**	**$61.95**	(4,825)	$59.19
Outstanding at end	**171,174**	**$42.30**	329,404	$29.67
Exercisable at end	**67,651**	**$37.89**	259,447	$22.08

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$17.35	34,050	34,050	December 2009
$41.00	1,125	1,125	December 2013
$48.20	4,350	4,350	December 2014
$61.44	3,100	2,525	December 2015
$65.90	29,897	15,161	December 2016
$53.85	41,760	10,440	December 2017
$34.87	56,892	–	December 2018
Total	171,174	67,651	

Deferred Stock Unit (DSU) Plans

The DSU Plans are for officers and other designated persons of the Bank and its subsidiaries as well as directors. The Plans make it possible to tie a portion of the value of the compensation of participants to the future value of the Bank's common shares. A DSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. DSUs generally vest evenly over four years. Additional DSUs are credited to the account of participants equal in amount to the dividends paid on common shares of the Bank and vest evenly over the same period as the reference DSUs. DSUs may only be cashed when the participant retires or leaves the Bank, or for a director, when his term ends. The DSU plan contains provisions for retiring employees that allow the participant's units to continue vesting in accordance with the stated terms of the grant agreement. During the year ended October 31, 2009, the Bank awarded 64,502 DSUs at a weighted average price of $34.87 (26,598 DSUs at a weighted average price of $53.85 for the year ended October 31, 2008). A total of 247,020 DSUs were outstanding as at October 31, 2009 (182,200 as at October 31, 2008). A compensation expense of $6 million was recognized for the year ended October 31, 2009 with respect to the Plans (no compensation expense for the year ended October 31, 2008).

Restricted Stock Unit (RSU) Plan

The RSU Plan is for certain officers and other designated persons of the Bank and its subsidiaries. The objective of the Plan is to ensure that the compensation of certain officers is competitive and to foster retention. An RSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. RSUs generally vest evenly over three years, although some RSUs vest on the last day of the 35th month following the date of the award, the date on which all RSUs expire. Additional RSUs are credited to the account of participants equal in amount to the dividends declared on the common shares of the Bank and vest evenly over the same period as the reference RSUs. The RSU plan contains provisions for retiring employees that allow the participant's units to continue vesting in accordance with the stated terms of the grant agreement. During the year ended October 31, 2009, the Bank awarded 715,816 RSUs at a weighted average price of $34.87 (45,841 RSUs at a weighted average price of $53.85 for the year ended October 31, 2008). As at October 31, 2009, a total of 866,446 RSUs were outstanding (328,413 as at October 31, 2008). A compensation expense of $20 million was recognized for the year ended October 31, 2009 with respect to the Plan (a $5 million reversal of the compensation expense for the year ended October 31, 2008).

NOTE 24 STOCK-BASED COMPENSATION (cont.)

Deferred Compensation Plan of National Bank Financial (NBF)
This Plan is exclusively for key employees of Individual Investor Services of National Bank Financial (NBF). The purpose of the Plan is to foster the retention of key employees and promote the growth in income and the continuous improvement in profitability at Individual Investor Services. Under the Plan, participants can defer a portion of their annual compensation and NBF may pay a contribution to key employees when certain financial objectives are met. Amounts awarded by NBF and the compensation deferred by participants are invested in, among others, Bank stock units. These stock units represent a right, the value of which corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the award date. Additional units are paid to the participant's account equal in amount to the dividends declared on the common shares of the Bank. Stock units representing the amounts awarded by NBF vest evenly over four years. When a participant retires, or in certain cases when the participant's employment is terminated, the participant receives a cash amount representing the value of the vested stock units. During the year ended October 31, 2009, NBF awarded 133,749 stock units at a weighted average price of $45.55 (158,327 stock units at a weighted average price of $52.66 for the year ended October 31, 2008). As at October 31, 2009, 1,103,335 units were outstanding (903,813 as at October 31, 2008). During the year ended October 31, 2009, a $17 million compensation expense was recognized for this Plan (a $6 million reversal of the compensation expense for the year ended October 31, 2008).

Employee Share Ownership Plan
Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $7 million during the year ended October 31, 2009 ($7 million for the year ended October 31, 2008), were charged to *Salaries and staff benefits* when paid. As at October 31, 2009, a total of 3,027,384 common shares were held for this Plan (2,788,102 common shares as at October 31, 2008).

Plan shares are purchased on the open market and are considered to be outstanding for earnings per share calculations. Dividends paid on the Bank's common shares held for the Employee Share Ownership Plan are used to purchase other common shares on the open market.

NOTE 25

RESTRUCTURING CHARGES

During 2008, the Board of Directors approved the organizational restructuring of the Bank. The objectives of the restructuring were to align the Bank's distribution models and operations with client needs and to simplify processes and increase the efficiency of corporate functions. During the fourth quarter of 2008, the Bank began the restructuring process by streamlining personnel. The Bank completed the restructuring during 2009, and the final payments will be made during the year ending October 31, 2010.

As at October 31, 2008, the Bank had recorded restructuring charges in the amount of $66 million in the Consolidated Statement of Income. The charges consist of severance pay and fees paid to a professional services firm that was retained to provide strategic and organizational advice concerning measures related to the restructuring. These restructuring charges are presented under the *Other* heading of the Segment Disclosures note.

Year ended October 31			2009	2008
	Severance pay	Other charges	Total	Total
Balance at beginning of year	51	10	61	7
Restructuring charges	–	–	–	66
Payments made during the year	(41)	(10)	(51)	(12)
Balance at end of year	10	–	10	61

NOTE 26

INCOME TAXES

The Bank's income taxes presented in the consolidated financial statements for the years ended October 31 are as follows:

	2009	2008
Consolidated Statement of Income		
Current income taxes	**169**	162
Future income taxes relating to the inception and reversal of temporary differences	**83**	5
	252	167
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to:		
Dividends on First Preferred Shares, Series 15, 16, 20, 21, 24 and 26	**(15)**	17
Share issuance and other expenses	**(2)**	(3)
Other comprehensive income (loss)	**133**	(141)
	116	(127)
Total income taxes	**368**	40

Income taxes for the years ended October 31 are as follows:

	2009	2008
Current income taxes	**287**	30
Future income taxes relating to the inception and reversal of temporary differences	**81**	10
Income taxes	**368**	40

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

As at October 31	2009	2008
Future income tax assets		
Allowance for credit losses and other liabilities	**296**	267
Accrued benefit liability – Other benefit plans	**39**	37
Other comprehensive income	**2**	2
	337	306
Future income tax liabilities		
Premises and equipment	**(44)**	(39)
Securitization	**(86)**	(50)
Accrued benefit asset – Pension benefit plans	**(162)**	(98)
Other	**(104)**	(108)
	(396)	(295)
Net balance of future income tax assets (liabilities)	**(59)**	11

Net future income tax assets are included in *Other assets* and net future income tax liabilities are included in *Other liabilities*.

As at October 31	2009	2008
Future income tax assets	**91**	106
Future income tax liabilities	**(150)**	(95)
	(59)	11

NOTE 26 INCOME TAXES (cont.)

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2009		2008	
	$	%	$	%
Income before income taxes and non-controlling interest	**1,164**	**100.0**	798	100.0
Income taxes at Canadian statutory income tax rate	**372**	**32.0**	259	32.5
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	**(91)**	**(7.8)**	(81)	(10.2)
Capital gains	**(8)**	**(0.7)**	(8)	(1.0)
Rates applicable to subsidiaries and foreign entities	**(45)**	**(3.9)**	(56)	(7.0)
Other items	**24**	**2.1**	53	6.6
	(120)	**(10.3)**	(92)	(11.6)
Income taxes reported in the Consolidated Statement of Income and effective income tax rate	**252**	**21.7**	167	20.9

NOTE 27

EARNINGS PER SHARE

Diluted net earnings per share are calculated based on net income available to common shareholders divided by the weighted average number of common shares outstanding, taking into account the dilution effect of stock options using the treasury stock method.

Year ended October 31	2009	2008
Earnings per common share – Basic		
Net income	**854**	776
Dividends on preferred shares	**59**	32
Net income available to common shareholders	**795**	744
Average basic number of common shares outstanding (thousands)	**160,263**	158,663
Earnings per common share – Basic	**$4.96**	$4.69
Earnings per common share – Diluted		
Net income available to common shareholders	**795**	744
Average basic number of common shares outstanding (thousands)	**160,263**	158,663
Adjustment to average number of common shares (thousands)		
Stock options	**638**	592
Weighted average diluted number of common shares outstanding (thousands)	**160,901**	159,255
Earnings per common share – Diluted	**$4.94**	$4.67

For the year ended October 31, 2009, the calculation of the diluted earnings per share excluded 4,404,663 average options outstanding with a weighted average exercise price of $57.11 (4,070,876 average options outstanding with a weighted average exercise price of $59.27 for the year ended October 31, 2008) as the exercise price of these options was greater than the average price of the Bank's common shares.

NOTE 28

GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Guarantees
The guarantees are obligations that meet the definition of guarantee under AcG-14.

The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum potential amount of future payments for significant guarantees issued by the Bank and in effect as at October 31 is presented in the following table:

	2009	2008
Letters of guarantee	**2,362**	2,036
Backstop liquidity and credit enhancement facilities	**449**	90
Derivative financial instruments	**361**	479
Securities lending	**610**	263
Other indemnification agreements	**–**	157
Other guarantee	**32**	33

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks, including those relating to letters of guarantee.

Backstop liquidity and credit enhancement facilities
The Bank administers a multi-seller conduit that purchases various financial assets from clients and funds these purchases by issuing asset-backed commercial paper. The Bank provides a backstop liquidity facility to this multi-seller conduit. As at October 31, 2009, the committed notional amount of the global-style backstop liquidity facility totalled $489 million ($541 million as at October 31, 2008), representing the total amount of the commercial paper outstanding.

This backstop liquidity facility can be drawn if the program is unable to access the commercial paper market, even if there is no general market disruption. This facility has a term of less than one year and can be periodically renewed. The terms and conditions of this backstop liquidity facility do not require the Bank to advance money to the conduit if the conduit is insolvent or involved in bankruptcy proceedings or to fund non-performing assets beyond the amount of the available credit enhancement. The backstop liquidity facility provided by the Bank has not been drawn to date.

Since May 2009, the Bank provides a credit enhancement facility to this multi-seller conduit that is limited to certain assets. This facility has a term of less than one year and is automatically renewable unless the Bank sends a non-renewal notice. As at October 31, 2009, the committed notional value for this facility was $30 million. This credit enhancement facility provided by the Bank has not been drawn to date.

The maximum risk of loss for the Bank cannot exceed the total amount of commercial paper outstanding. As at October 31, 2009, the Bank held $40 million ($451 million as at October 31, 2008) of this commercial paper and, consequently, the maximum potential amount of future payments was $449 million ($90 million as at October 31, 2008).

Derivative financial instruments
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements whereby the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodities or financial instruments, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not generally exceed two years. As at October 31, 2009, the Bank recorded a liability of $12 million in the Consolidated Balance Sheet with respect to these written put options ($77 million as at October 31, 2008), representing their fair value.

NOTE 28 GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Securities lending

Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or extremely liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Other indemnification agreements

In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. The Bank also undertakes to indemnify any person acting as a director or officer or performing a similar function within the Bank or one of its subsidiaries or another entity, at the request of the Bank, for all expenses incurred by that person in proceedings or investigations to which he or she is party in that capacity. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The durations of the indemnification agreements vary according to circumstance; as at October 31, 2009, given the nature of the agreements, the Bank is unable to make a reasonable estimate of the maximum potential liability it could be required to pay to counterparties. As at October 31, 2008, the maximum potential future payments that the Bank was able to estimate is presented on the table on the previous page. No amount has been recorded in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee

Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires no later than the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to this agreement.

Restructuring of certain asset-backed commercial paper conduits (ABCP)

Margin funding facilities

The restructuring of third-party structured ABCP was finalized on January 21, 2009 and provides for margin funding facilities in the master asset vehicles I and II that are provided by lenders such as Canadian banks, asset providers, noteholders and the governments of Canada, Quebec, Ontario and Alberta. The facilities provided by the governments rank senior to all other margin funding facilities and, in the event of margin calls, they would be the last in and the first out. These facilities are designed to reduce the risk that the newly formed vehicles will not be able to meet margin calls if future circumstances warrant them. The Bank committed to contribute $911 million to these margin funding facilities. As at October 31, 2009, no amount had been advanced by the Bank.

Credit facilities to clients holding master asset vehicle (MAV) notes

The Bank offered improved credit facilities to commercial and corporate clients holding MAV notes for their liquidity needs. These credit facilities cover up to 75% of the face value of the notes. The credit agreements also provide for an option in favour of the borrower allowing the borrower to assign to the Bank, on or after the maturity date of the credit facility, the restructured notes in payment of the principal of the credit facility. These credit facilities are available for a period of two to three years with the possibility of being extended by the Bank if borrowers maintain a normal banking relationship with the Bank during the period of the credit facility. As at October 31, 2009, improved credit facilities outstanding stood at $285 million. The amount of the credit facilities offered to clients, with respect to notes backed by ineligible assets, was estimated at $224 million as at October 31, 2009. The amount of the credit facilities offered to clients, with respect to the other notes included in the restructuring plan, was estimated at $743 million as at October 31, 2009. For additional information, refer to Note 9.

The Bank had also provided credit facilities to borrowers for their liquidity needs until the new credit facilities were made available. As at October 31, 2009, these credit facilities outstanding represented $53 million with recourse to the borrowers.

NOTE 28 GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Commitments

The Bank has minimum future commitments under leases for premises, equipment and furniture, contracts for outsourced IT services and other contracts. The majority of these commitments are related to operating leases.

As at October 31, 2009, the minimum future[1] commitments are as follows:

2010	538
2011	435
2012	361
2013	279
2014	241
2015 and thereafter	539
	2,393

(1) An amount of $7 million in imputed interest on a capital lease is included in minimum future commitments.

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it incurs. A breakdown of assets pledged as collateral is provided in the table below. These transactions are concluded in accordance with standard terms and conditions for such transactions.

As at October 31	2009	2008
Assets pledged to		
Bank of Canada	30	25
Direct clearing organizations	30,223	2,785
Assets pledged in relation to		
Derivative financial instrument transactions	572	517
Borrowing, securities lending and securities sold under repurchase agreements	21,755	22,089
Other	99	137
Total	52,679	25,553

Financial assets received as collateral

As at October 31, 2009, the fair value of financial assets received as collateral that the Bank was authorized to sell or repledge totalled $20 billion ($26 billion as at October 31, 2008). These financial assets received as collateral were obtained as a result of transactions involving securities acquired under reverse repurchase agreements, borrowing and securities lending agreements, and derivative financial instrument transactions. These transactions are concluded in accordance with standard terms and conditions for such transactions.

NOTE 28 GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	2009	2008
Letters of guarantee(1)	**2,362**	2,036
Documentary letters of credit(2)	**62**	93
Credit card loans(3)	**6,393**	5,924
Commitments to extend credit(3)		
Original term of one year or less	**15,501**	14,103
Original term over one year	**7,569**	6,010

(1) See *Letters of guarantee*, page 145.
(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of goods to which they are related.
(3) Credit card loans and commitments to extend credit represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

Other commitments

The Bank acts as an investor in investment banking activities where it enters into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $117 million as at October 31, 2009 ($145 million as at October 31, 2008). Through one of its subsidiaries, the Bank has also entered into a commitment to purchase premises and equipment for approximately $189 million over the next four years.

Litigation

In the normal course of their business, the Bank and its subsidiaries are involved in various claims, including, in particular, court proceedings, investigations or claims of a regulatory nature, class actions or other legal remedies of varied natures. Several of the court proceedings are related to lending activities, which occur, in particular, when the Bank takes steps to recover its claims.

The Bank is also more specifically involved as a defendant in class actions instituted by consumers who contest, inter alia, certain transaction fees and the unsolicited increase of credit card limits or who wish to avail themselves of certain provincial legislative provisions relating to consumer protection. All of these involve several complex issues and their resolution could thus extend over several years. These class actions are defended vigorously by the Bank, which has serious grounds of contestation.

Even though it is impossible to determine the outcome of the claims instituted or which may be instituted against the Bank and its subsidiaries, the Bank considers that, according to the information at its disposal, while the amount of contingent liabilities pertaining thereto, taken individually or in the aggregate, could have an impact on its operating income for a particular year, it would not have a material adverse impact on the Bank's consolidated financial position.

NOTE 29

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index.

The main types of derivative financial instruments used are as follows:

Forwards and futures

Forwards and futures are contractual obligations to buy or deliver a specific amount of currency, interest rates, commodities or financial instruments on a specific future date at a specified price. Forwards are tailor-made agreements transacted in the over-the-counter market. Futures are traded on organized exchanges and are subject to cash margining calculated daily by clearing houses.

Swaps

Swaps are over-the-counter contracts in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

- cross currency swaps are transactions in which counterparties exchange fixed rate interest payments and principal payments in different currencies;
- interest rate swaps are transactions in which counterparties exchange fixed and floating rate interest payments, based on the notional principal value in the same currency;
- commodity swaps are transactions in which counterparties exchange fixed and floating rate payments, based on the notional principal value of a single product;
- equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate; and
- credit default swaps are transactions in which one of the parties agrees to pay interest expenses to the other party so that the latter can make a payment if a credit event occurs.

Options

Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is sold. The writer receives a premium for selling this instrument.

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

Notional amounts

Notional amounts are not presented in assets or liabilities in the Consolidated Balance Sheet. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged. Notional amounts are presented in the following table:

As at October 31						2009		2008
	Term to maturity							
	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Total contracts	Contracts held for trading purposes	Contracts designated as hedges	Total contracts
INTEREST RATE CONTRACTS								
OTC contracts								
Guaranteed interest rate contracts	–	28,674	303	–	28,977	28,977	–	18,641
Swaps	24,668	45,497	90,364	25,773	186,302	173,112	13,190	192,073
Options purchased	–	3,750	135	–	3,885	3,885	–	8,861
Options written	500	–	264	150	914	914	–	7,729
Total	25,168	77,921	91,066	25,923	220,078	206,888	13,190	227,304
Exchange-traded contracts								
Futures								
Long positions	842	3,911	3,523	–	8,276	8,276	–	13,218
Short positions	4,695	3,297	866	–	8,858	8,858	–	10,060
Options purchased	8,664	20,634	887	–	30,185	30,185	–	22,658
Options written	5,195	19,314	–	–	24,509	24,509	–	3,742
Total	19,396	47,156	5,276	–	71,828	71,828	–	49,678
FOREIGN EXCHANGE CONTRACTS								
OTC contracts								
Forwards	4,994	1,687	728	–	7,409	7,409	–	9,668
Swaps	24,495	6,320	5,746	4,042	40,603	39,355	1,248	39,844
Options purchased	1,337	973	287	–	2,597	2,597	–	3,560
Options written	1,213	1,070	304	–	2,587	2,587	–	3,314
Total	32,039	10,050	7,065	4,042	53,196	51,948	1,248	56,386
Exchange-traded contracts								
Futures								
Long positions	913	–	–	–	913	913	–	16
Short positions	487	–	–	–	487	487	–	546
Options purchased	1,136	–	–	–	1,136	1,136	–	29
Options written	2,187	–	–	–	2,187	2,187	–	29
Total	4,723	–	–	–	4,723	4,723	–	620
EQUITY, COMMODITY AND CREDIT DERIVATIVE CONTRACTS								
OTC contracts								
Forwards	18	32	33	33	116	116	–	147
Swaps	3,423	7,192	23,717	5,839	40,171	40,171	–	40,079
Options purchased	113	273	1,158	46	1,590	1,590	–	3,196
Options written	49	78	794	308	1,229	1,229	–	2,248
Total	3,603	7,575	25,702	6,226	43,106	43,106	–	45,670
Exchange-traded contracts								
Futures								
Long positions	2,819	161	178	–	3,158	3,158	–	1,883
Short positions	2,555	694	387	–	3,636	3,636	–	2,624
Options purchased	931	723	159	–	1,813	1,813	–	5,525
Options written	686	559	160	–	1,405	1,405	–	4,094
Total	6,991	2,137	884	–	10,012	10,012	–	14,126
Total 2009	91,920	144,839	129,993	36,191	402,943	388,505	14,438	
Total 2008	128,025	107,329	123,172	35,258	393,784	369,905	23,879	393,784

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of financial loss that the Bank will have to assume if a counterparty fails to honour its contractual obligations. Credit risk related to derivative financial instruments is subject to the same credit approval, credit limit and monitoring standards as those applied to the Bank's other credit transactions. Consequently, the Bank evaluates the creditworthiness of counterparties, and monitors the size of the portfolios as well as the diversification and maturity profiles of these financial instruments.

The Bank limits the credit risk of over-the-counter contracts by dealing with creditworthy counterparties and implementing contracts that provide for the exchange of collateral between parties where the fair value of the outstanding transactions exceeds an agreed threshold. The Bank also negotiates master netting agreements that provide for the simultaneous close-out and settling of all transactions with a given counterparty in the event of default. However, overall exposure to credit risk, reduced through master netting agreements, may change substantially after the balance sheet date because it is affected by all transactions subject to a contract as well as by changes in the market rates of the underlying instruments.

In the case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

Terms used in the following credit risk table

Current replacement cost

The current replacement cost represents the Bank's maximum credit risk associated with derivative financial instruments as at the Consolidated Balance Sheet date. This amount is the positive fair value of all over-the-counter derivative financial instruments, before all master netting agreements and collateral held.

Credit risk equivalent

The credit risk equivalent amount is the total current replacement cost plus an amount representing the potential future credit risk exposure, as outlined in the guidelines issued by the Superintendent.

Risk-weighted amount

The risk-weighted amount represents the credit risk equivalent multiplied by the risk-weighted factor for each counterparty, as outlined in the guidelines issued by the Superintendent.

As at October 31, the credit risk exposure of the derivative financial instrument portfolio, both before and after the impact of master netting agreements, was as follows:

			2009			2008
	Current replacement cost [(1)]	**Credit risk equivalent**	**Current weighted amount**	Current replacement cost	Credit risk equivalent	Current weighted amount
Interest rate contracts	**3,404**	**4,248**	**970**	2,774	3,554	841
Foreign exchange contracts	**1,018**	**2,095**	**736**	2,147	3,181	1,186
Equity, commodity and credit derivative contracts	**2,760**	**6,189**	**3,377**	3,597	7,164	2,843
	7,182	**12,532**	**5,083**	8,518	13,899	4,870
Impact of master netting agreements	**(3,783)**	**(5,805)**	**(1,361)**	(5,520)	(8,063)	(1,776)
	3,399	**6,727**	**3,722**	2,998	5,836	3,094

(1) As at October 31, 2009, the total positive fair value of the excluded exchange-traded contracts amounted to $0.3 billion ($1.3 billion as at October 31, 2008).

NOTE 29 DERIVATIVE FINANCIAL INSTRUMENTS (cont.)

As at October 31, the credit risk exposure by counterparty was as follows:

	2009 Replacement cost	2009 Credit risk equivalent	2008 Replacement cost	2008 Credit risk equivalent
OECD governments[1]	138	479	24	186
Banks of OECD member countries[1]	1,047	2,634	1,080	2,675
Other	2,214	3,614	1,894	2,975
Total	3,399	6,727	2,998	5,836

(1) Organization for Economic Co-operation and Development.

As at October 31, the fair values of derivative financial instruments were as follows:

	2009 Positive	2009 Negative	2009 Net	2008 Positive	2008 Negative	2008 Net
CONTRACTS HELD-FOR-TRADING PURPOSES						
Interest rate contracts						
Forwards	12	9	3	21	31	(10)
Swaps	2,676	2,846	(170)	2,189	2,151	38
Options	10	21	(11)	38	20	18
Total	2,698	2,876	(178)	2,248	2,202	46
Foreign exchange contracts						
Forwards	102	85	17	371	205	166
Swaps	862	641	221	1,595	1,675	(80)
Options	63	106	(43)	246	184	62
Total	1,027	832	195	2,212	2,064	148
Equity, commodity and credit derivative contracts						
Forwards	192	276	(84)	498	484	14
Swaps	2,459	1,516	943	2,795	2,618	177
Options	422	359	63	1,488	1,134	354
Total	3,073	2,151	922	4,781	4,236	545
Total contracts held-for-trading purposes	6,798	5,859	939	9,241	8,502	739
CONTRACTS DESIGNATED AS HEDGES						
Interest rate contracts						
Forwards	–	–	–	–	–	–
Swaps	718	48	670	561	55	506
Options	–	–	–	–	–	–
Total	718	48	670	561	55	506
Foreign exchange contracts						
Forwards	–	–	–	–	–	–
Swaps	–	–	–	12	8	4
Options	–	–	–	–	–	–
Total	–	–	–	12	8	4
Equity, commodity and credit derivative contracts						
Forwards	–	–	–	–	23	(23)
Swaps	–	40	(40)	–	–	–
Options	–	–	–	–	–	–
Total	–	40	(40)	–	23	(23)
Total – Contracts designated as hedges	718	88	630	573	86	487
Designated as fair value hedges	269	35	234	268	51	217
Designated as cash flow hedges	449	53	396	305	35	270
Total fair value	7,516	5,947	1,569	9,814	8,588	1,226
Impact of master netting agreements	(3,783)	(3,783)		(5,520)	(5,520)	
	3,733	2,164	1,569	4,294	3,068	1,226

NOTE 30

INTEREST RATE SENSITIVITY POSITION

The Bank offers a range of financial products whose cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on – and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The following table illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

							2009	2008
	Floating rate	Less than 3 months	3 to 12 months	1 to 5 years	More than 5 years	Non-interest sensitive	Total	Total
Assets								
Cash	–	–	–	–	–	296	296	254
Deposits with financial institutions	62	1,050	–	–	–	820	1,932	3,406
Effective yield		0.6%	–	–	–			
Securities	2	2,825	13,790	12,545	6,832	14,239	50,233	46,185
Effective yield		0.6%	0.3 %	2.0 %	3.2%			
Loans	516	40,918	5,260	9,835	498	3,247	60,274	59,609
Effective yield		1.5%	5.4 %	6.4 %	6.9%			
Other assets	6,552	–	–	–	–	12,851	19,403	19,878
	7,132	44,793	19,050	22,380	7,330	31,453	132,138	129,332
Liabilities and shareholders' equity								
Deposits	3,679	34,689	14,919	16,951	1,099	3,833	75,170	76,022
Effective yield		0.8%	1.8 %	3.5 %	1.4 %			
Other debt[1]	–	9,646	3,798	3,020	3,517	5,976	25,957	22,980
Effective yield		1.4%	4.3 %	2.6 %	4.1%			
Subordinated debentures	–	–	47	1,000	850	120	2,017	2,255
Effective yield			1.0 %	5.0 %	4.8%			
Acceptances and other liabilities	5,265	2	–	2	82	17,166	22,517	22,566
Shareholders' equity	–	–	400	689	–	5,388	6,477	5,509
	8,944	44,337	19,164	21,662	5,548	32,483	132,138	129,332
On-balance sheet gap	(1,812)	456	(114)	718	1,782	(1,030)	–	–
Derivative financial instruments	–	(6,548)	9,835	(3,646)	359	–	–	–
Total	(1,812)	(6,092)	9,721	(2,928)	2,141	(1,030)	–	–
Position in Canadian dollars								
On-balance sheet total	(2,209)	8,474	2,458	(517)	1,253	(2,595)	6,864	802
Derivative financial instruments	–	(9,036)	10,169	(2,025)	842	–	(50)	(1,524)
Total	(2,209)	(562)	12,627	(2,542)	2,095	(2,595)	6,814	(722)
Position in foreign currency								
On-balance sheet total	397	(8,018)	(2,572)	1,235	529	1,565	(6,864)	(802)
Derivative financial instruments	–	2,488	(334)	(1,621)	(483)	–	50	1,524
Total	397	(5,530)	(2,906)	(386)	46	1,565	(6,814)	722
Total 2009	(1,812)	(6,092)	9,721	(2,928)	2,141	(1,030)	–	
Total 2008	(1,920)	(22,270)	12,287	7,847	2,571	1,485		–

(1) Obligations related to securities sold short and securities sold under repurchase agreements.

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

NOTE 31

RELATED PARTY TRANSACTIONS

The Bank grants loans to its directors and officers under various conditions. The following table shows the balance of these granted loans as of:

	July 31, 2009	August 31, 2008
Mortgage loans	–	1
Other loans	39	48

Loans to eligible officers are granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the posted rate less 2%; personal loans bear interest at the client rate divided by two; credit card advances bear interest at a prescribed fixed rate in accordance with Bank policy; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by two.

For personal loans and personal lines of credit, employees may not borrow more than 50% of their annual gross salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Moreover, in accordance with the *Bank Act* (Canada), the aggregate of loans granted to an officer of the Bank, excluding a mortgage loan granted on the officer's principal residence, cannot exceed two times the officer's base salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence as well as with directors and officers under conditions similar to those offered to non-related third parties. These agreements did not have a significant impact on the Bank's results.

Furthermore, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. For additional information, refer to Note 24 of the consolidated financial statements.

NOTE 32

SEGMENT DISCLOSURES

The Bank carries out its activities in three operating segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of clientele and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, trading activities, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of corporate services.

NOTE 32 SEGMENT DISCLOSURES (cont.)

The accounting policies are the same as those presented in Note 1, with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the heading *Other*. Head Office expenses are allocated to each operating segment presented in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

Results by business segment

Year ended October 31	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		Personal and Commercial		Wealth Management		Financial Markets		Other		Total
Net interest income(1)	**1,414**	1,390	**124**	137	**790**	708	**(362)**	(383)	**1,966**	1,852
Other income(1)	**880**	842	**633**	697	**639**	284	**13**	(38)	**2,165**	1,785
Total revenues	**2,294**	2,232	**757**	834	**1,429**	992	**(349)**	(421)	**4,131**	3,637
Operating expenses	**1,339**	1,302	**588**	601	**681**	636	**54**	156	**2,662**	2,695
Contribution	**955**	930	**169**	233	**748**	356	**(403)**	(577)	**1,469**	942
Provision for credit losses	**215**	179	**–**	–	**26**	2	**64**	(37)	**305**	144
Income (loss) before income taxes (recovery) and non-controlling interest	**740**	751	**169**	233	**722**	354	**(467)**	(540)	**1,164**	798
Income taxes (recovery)(1)	**236**	247	**51**	77	**220**	163	**(255)**	(320)	**252**	167
Non-controlling interest	**–**	–	**3**	3	**(1)**	(196)	**56**	48	**58**	(145)
Net income (loss)	**504**	504	**115**	153	**503**	387	**(268)**	(268)	**854**	776
Average assets	**56,269**	52,306	**674**	693	**97,805**	87,196	**(13,770)**	(11,876)	**140,978**	128,319

(1) *Net interest income* was grossed up by $129 million (2008: $126 million) and *Other income* was grossed up by $19 million (2008: $82 million). An equivalent amount was added to income taxes (recovery). The effect of these adjustments is reversed under the *Other* heading.

Results by geographic segment

Year ended October 31	2009	2008	2009	2008	2009	2008	2009	2008
		Canada		United States		Other		Total
Net interest income	**1,913**	1,826	**54**	(110)	**(1)**	136	**1,966**	1,852
Other income	**2,083**	1,881	**5**	240	**77**	(336)	**2,165**	1,785
Total revenues	**3,996**	3,707	**59**	130	**76**	(200)	**4,131**	3,637
Operating expenses	**2,477**	2,490	**122**	131	**63**	74	**2,662**	2,695
Contribution	**1,519**	1,217	**(63)**	(1)	**13**	(274)	**1,469**	942
Provision for credit losses	**295**	141	**10**	3	**–**	–	**305**	144
Income (loss) before income taxes and non-controlling interest	**1,224**	1,076	**(73)**	(4)	**13**	(274)	**1,164**	798
Income taxes	**252**	165	**–**	–	**–**	2	**252**	167
Non-controlling interest	**74**	45	**–**	23	**(16)**	(213)	**58**	(145)
Net income (loss)	**898**	866	**(73)**	(27)	**29**	(63)	**854**	776
Average assets	**130,130**	108,142	**5,848**	8,902	**5,000**	11,275	**140,978**	128,319

NOTE 33

ACQUISITIONS AND DISPOSALS

Acquisitions

During the year ended October 31, 2008, the Bank had completed the acquisition of four investment management firms for a total consideration of $50 million including the direct costs related to these acquisitions. Of this amount, $24 million was payable in common shares of the Bank. The net assets acquired included client relationship intangible assets in the amount of $15 million. The total amount by which the purchase price exceeded the fair value of the net assets, i.e., $34 million, was recorded on the Consolidated Balance Sheet as goodwill. Under the related agreements, additional cash amounts totalling $6 million could be paid over the four fiscal years following the acquisition provided certain levels of assets under management are reached. If these levels are reached, these additional payments will be added to goodwill.

Disposals

On August 25, 2008, the Bank, through one of its wholly owned subsidiaries, had concluded the sale of a controlling interest in Asset Management Finance Corporation (AMF) to Crédit Suisse Group AG. As a result of this transaction, the Bank had recorded a gain of $65 million, net of related charges of $1 million, in the Consolidated Statement of Income. Further to this sale, the Bank's subsidiary had retained an interest of 10.9% in AMF.

On January 3, 2008, the Bank, through one of its wholly owned subsidiaries, had finalized the sale of all of its common shares in National Bank of Canada (International) Ltd. to Crédit Agricole (Suisse) SA. As a result of this transaction, the Bank had recorded a gain of $32 million, net of related charges of $1 million, in the Consolidated Statement of Income. An additional gain of $3 million may be recorded in the Consolidated Statement of Income, provided a certain level of assets under management is maintained.

PRINCIPAL SUBSIDIARIES

Name	Principal office address(1)	Voting and participating shares	Investment at carrying value(2) (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	2,629
National Bank Life Insurance Company	Montreal, Canada	100%	
National Bank Insurance Firm Inc.	Montreal, Canada	100%	
1261095 Ontario Limited	Toronto, Canada	100%	
National Bank Group Inc.	Montreal, Canada	100%	
National Bank Financial & Co. Inc.	Montreal, Canada	100%	
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	
Natcan Trust Company	Montreal, Canada	100%	
FMI Acquisition Inc.	Montreal, Canada	100%	186
National Bank Trust Inc.	Montreal, Canada	100%	159
CABN Investments Inc.	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Securities Inc.	Montreal, Canada	100%	
9130-1564 Quebec Inc.	Montreal, Canada	52%	
Natcan Investment Management Inc.	Montreal, Canada	71%	
National Bank Direct Brokerage Inc.	Montreal, Canada	100%	
Innocap Investment Management Inc.	Montreal, Canada	75%	2
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	32
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	90%	24
National Bank General Insurance Inc.	Montreal, Canada	90%	
Natcan Holdings International Limited	Nassau, Bahamas	100%	602
NatBC Holding Corporation	Florida, United States	100%	17
Natbank, National Association	Florida, United States	100%	
NBC Trade Finance Limited	Hong Kong, China	100%	1
NBC Alternative Investments Inc.	Montreal, Canada	100%	3
NBC Asset Trust	Montreal, Canada	100%	295

COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

Name	Principal office address	Voting and participating shares	Investment at carrying value(2) (millions of dollars)
Maple Financial Group Inc.	Toronto, Canada	24.6%	227
PI Financial Corp.	Vancouver, Canada	25.0%	5

(1) All the subsidiaries are incorporated under the laws of the province, or under the laws of the state or country in which their principal office is located, except for NatBC Holding Corporation, which is incorporated under the laws of the State of Delaware, USA and NBC Asset Trust, which is incorporated under the laws of the province of Ontario.

(2) The carrying value as at October 31, 2009 is based on the equity method.

STATISTICAL REVIEW

As at October 31	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Consolidated balance sheet data (millions of dollars)										
Cash and deposits with financial institutions	**2,228**	3,660	3,328	10,879	10,314	5,777	7,047	6,864	5,832	5,655
Securities	**50,233**	46,185	39,270	38,678	33,052	28,007	26,179	20,118	17,872	16,835
Securities purchased under reverse repurchase agreements	**7,637**	7,868	5,966	7,592	7,023	4,496	3,955	2,366	4,041	5,397
Loans	**52,637**	51,741	47,960	46,945	44,069	41,498	38,381	38,446	40,351	41,342
Customers' liability under acceptances	**5,733**	4,274	4,085	3,725	3,242	3,076	3,334	2,988	3,593	3,640
Premises and equipment and other assets	**13,670**	15,604	12,476	8,982	10,270	5,643	5,730	5,249	4,277	2,958
Total assets	**132,138**	129,332	113,085	116,801	107,970	88,497	84,626	76,031	75,966	75,827
Deposits	**75,170**	76,022	70,798	71,917	62,219	53,432	51,463	51,690	51,436	50,473
Other liabilities and non-controlling interest	**48,474**	45,546	36,045	38,647	40,052	29,453	27,550	18,848	18,767	20,165
Subordinated debentures	**2,017**	2,255	1,605	1,449	1,102	1,408	1,516	1,592	1,647	1,361
Capital stock										
Preferred	**1,089**	774	400	400	400	375	375	300	492	492
Common	**1,729**	1,656	1,575	1,566	1,565	1,545	1,583	1,639	1,668	1,653
Contributed surplus	**48**	31	32	21	13	7	2	–	–	–
Retained earnings	**3,515**	3,110	2,793	2,893	2,645	2,287	2,131	1,945	1,937	1,672
Accumulated other comprehensive income (loss)	**96**	(62)	(163)	(92)	(26)	(10)	6	17	19	11
Total liabilities and shareholders' equity	**132,138**	129,332	113,085	116,801	107,970	88,497	84,626	76,031	75,966	75,827
Average assets	**140,978**	128,319	125,964	106,192	90,794	78,553	71,810	69,292	69,197	69,840
Average capital funds[1]	**7,198**	6,416	5,840	5,568	5,268	5,238	5,216	5,249	5,020	4,660
Consolidated income statement data (millions of dollars)										
Net interest income	**1,966**	1,852	1,116	1,284	1,441	1,363	1,311	1,444	1,338	1,190
Other income	**2,165**	1,785	2,301	2,511	2,226	2,155	2,033	1,584	1,789	1,878
Total revenues	**4,131**	3,637	3,417	3,795	3,667	3,518	3,344	3,028	3,127	3,068
Provision for credit losses	**305**	144	103	77	33	86	177	490	205	184
Operating expenses	**2,662**	2,695	2,626	2,538	2,463	2,361	2,239	2,040	1,989	2,120
Income taxes	**252**	167	79	277	291	318	277	150	278	239
Non-controlling interest	**58**	(145)	68	32	25	28	27	30	28	26
Income before discontinued operations and goodwill charges	**854**	776	541	871	855	725	624	318	627	499
Discontinued operations	–	–	–	–	–	–	–	111	(45)	29
Goodwill charges	–	–	–	–	–	–	–	–	19	19
Net income	**854**	776	541	871	855	725	624	429	563	509

As at October 31	**2009**	2008	2007	2006	2005	2004	2003	2002	2001	2000
Number of common shares (thousands)	**161,201**	159,447	157,806	161,512	165,335	167,430	174,620	182,596	190,331	189,474
Number of common shareholders of record	**23,970**	24,354	24,780	25,531	26,235	26,961	27,865	28,549	29,766	30,795
Earnings per share before goodwill charges – Basic	**$ 4.96**	$ 4.69	$ 3.25	$ 5.22	$ 4.98	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65
Earnings per share – Diluted	**$ 4.94**	$ 4.67	$ 3.22	$ 5.13	$ 4.90	$ 4.05	$ 3.34	$ 2.18	$ 2.78	$ 2.54
Dividend per share	**$ 2.48**	$ 2.48	$ 2.28	$ 1.96	$ 1.72	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75
Stock trading range										
High	**$62.08**	$ 54.63	$ 66.59	$ 65.60	$ 61.47	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25
Low	**$25.62**	$ 42.25	$ 50.50	$ 56.14	$ 46.39	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40
Close	**$56.39**	$ 45.21	$ 54.65	$ 61.25	$ 59.14	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95
Book value	**$33.43**	$ 29.70	$ 26.85	$ 27.17	$ 25.39	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60
Dividends on preferred shares										
Series 10	**–**	–	–	–	–	–	–	–	2.1875	2.1875
Series 11	**–**	–	–	–	–	–	–	0.5000	2.0000	2.0000
Series 12	**–**	–	–	–	–	–	0.8125	1.6250	1.6250	1.6250
Series 13	**–**	–	–	–	1.2000	1.6000	1.6000	1.6000	1.6000	0.5447
Series 15	**1.4625**	1.4625	1.4625	1.4625	1.4625	1.4625	1.1480	–	–	–
Series 16	**1.2125**	1.2125	1.2125	1.2125	0.8089	–	–	–	–	–
Series 20	**1.5000**	0.8692	–	–	–	–	–	–	–	–
Series 21	**1.3438**	0.5596	–	–	–	–	–	–	–	–
Series 24	**1.3765**	–	–	–	–	–	–	–	–	–
Series 26	**1.3042**	–	–	–	–	–	–	–	–	–
Financial ratios										
Return on common shareholders' equity before goodwill charges	**15.6 %**	16.4 %	11.5 %	20.1 %	20.7 %	18.8 %	16.5 %	11.3 %	16.0 %	16.0 %
Return on average assets	**0.61 %**	0.60 %	0.43 %	0.82 %	0.94 %	0.92 %	0.87 %	0.62 %	0.80 %	0.73 %
Return on average capital funds	**11.9 %**	12.1 %	9.3 %	15.6 %	16.2 %	13.8 %	11.9 %	9.5 %	12.5 %	12.4 %
Capital ratios – BIS[2]										
Tier 1	**10.7 %**	9.4 %	9.0 %	9.9 %	9.6 %	9.6 %	9.6 %	9.6 %	9.6 %	8.7 %
Total	**14.3 %**	13.2 %	12.4 %	14.0 %[3]	12.8 %[4]	13.0 %	13.4 %	13.6 %	13.1 %	11.4 %
Other information										
Impaired loans (millions of dollars)	**$ 223**	$ 169	$ 129	$ 116	$ 117	$ 160	$ 251	$ 246	$ 591	$ 544
Number of employees[5]	**14,851**	14,420	14,484	14,381	14,372	14,122	14,328	14,589	14,321	13,876
Branches in Canada	**445**	446	447	451	457	462	477	507	525	586
Banking machines	**855**	857	835	801	788	770	817	826	834	802

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.
(2) According to Basel II since 2008, according to Basel I for 2007 and before.
(3) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006.
(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005.
(5) In full-time equivalent.

BOARD OF DIRECTORS

Lawrence S. Bloomberg
Toronto, Ontario, Canada
Advisor,
National Bank Financial Inc.
Director since August 1999

Pierre Bourgie [2-3]
Montreal, Quebec, Canada
President and Chief Executive Officer,
Société Financière Bourgie (1996) Inc.
Director since March 1998

André Caillé [1-2(c)-3]
Lac-Brome, Quebec, Canada
Corporate Director
Director since October 2005

Gérard Coulombe
Sainte-Marthe, Quebec, Canada
Partner,
Lavery, de Billy, L.L.P.
Director since February 1994

Bernard Cyr [3]
Cap Shediac, New Brunswick, Canada
President,
Cyr Holdings Inc.
Director since August 2001

Shirley A. Dawe [1-2]
Toronto, Ontario, Canada
Corporate Director
Director since July 1988

Nicole Diamond-Gélinas [3]
Saint-Barnabé-Nord, Quebec, Canada
President,
Aspasie Inc.
Director since March 1998

Jean Douville [4]
Bedford, Quebec, Canada
Chairman of the Board,
UAP Inc.
Director since November 1991

Marcel Dutil [1]
Montreal, Quebec, Canada
Chairman of the Board
and Chief Executive Officer,
Canam Group Inc.
Director since January 1982

Jean Gaulin [1(c)-3]
Laguna Niguel, California, United States
Corporate Director
Director since October 2001

Paul Gobeil [2-3(c)]
Ottawa, Ontario, Canada
Vice-Chairman of the Board,
Metro Inc.
Director since February 1994

Louise Laflamme [3]
Rosemère, Quebec, Canada
Corporate Director
Director since November 2008

Roseann Runte [2]
Ottawa, Ontario, Canada
President and Vice-Chancellor,
Carleton University
Director since April 2001

Marc P. Tellier [1]
Montreal, Quebec, Canada
President and Chief Executive Officer,
Yellow Pages Group Co.
Director since March 2005

Louis Vachon
Beaconsfield, Quebec, Canada
President and Chief Executive Officer,
National Bank of Canada
Director since August 2006

1 Human Resources Committee
2 Conduct Review and Corporate Governance Committee
3 Audit and Risk Management Committee
4 Chairman of the Board
(c) Committee Chairman

OFFICE OF THE PRESIDENT

Louis Vachon
Beaconsfield, Quebec, Canada
President and Chief Executive Officer

John B. Cieslak
Tottenham, Ontario, Canada
Senior Vice-President,
Technology, Business Intelligence
and Organizational Performance

Patricia Curadeau-Grou
Outremont, Quebec, Canada
Chief Financial Officer and Executive
Vice-President, Finance, Risk & Treasury

Gisèle Desrochers
Prescott, Ontario, Canada
Senior Vice-President,
Strategic Initiatives Office

Michael Hanley
Town of Mount Royal, Quebec, Canada
Senior Vice-President, Operations

Lynn Jeanniot
Town of Mount Royal, Quebec, Canada
Senior Vice-President,
Human Resources and Corporate Affairs

Réjean Lévesque
Montreal, Quebec, Canada
Executive Vice-President,
Personal and Commercial Banking

Luc Paiement
Town of Mount Royal, Quebec, Canada
Executive Vice-President,
Wealth Management
Co-President and Co-Chief Executive Officer,
National Bank Financial

Ricardo Pascoe
Toronto, Ontario, Canada
Executive Vice-President,
Financial Markets
Co-President and Co-Chief Executive Officer,
National Bank Financial

INFORMATION FOR SHAREHOLDERS

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Bank consists of an unlimited number of common shares, without par value, an unlimited number of first preferred shares, without par value, issuable for a maximum aggregate consideration of $5 billion; and 15 million second preferred shares, without par value, issuable for a maximum aggregate consideration of $300 million. As at October 31, 2009, the Bank had a total of 161,201,125 common shares and 43,550,000 first preferred shares issued and outstanding.

STOCK EXCHANGE LISTINGS

The common shares of the Bank and the First Preferred Shares, Series 15, 16, 20, 21, 24, and 26 are listed on the Toronto Stock Exchange.

Issue or class	Ticker symbol	Newspaper abbreviation
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Series 16	NA.PR.L	Nat Bk s16 or Natl Bk s16
Series 20	NA.PR.M	Nat Bk s20 or Natl Bk s20
Series 21	NA.PR.N	Nat Bk s21 or Natl Bk s21
Series 24	NA.PR.O	Nat Bk s24 or Natl Bk s24
Series 26	NA.PR.P	Nat Bk s26 or Natl Bk s26

NUMBER OF REGISTERED SHAREHOLDERS

As at October 31, 2009, there were 23,970 common shareholders recorded in the Bank's common share register.

DIVIDENDS

Dividend dates in 2010

(subject to approval by the Board of Directors of the Bank)

Ex-dividend date	Record date	Payment date
Common Shares		
December 22, 2009	December 24, 2009	February 1, 2010
March 23, 2010	March 25, 2010	May 1, 2010
June 21, 2010	June 23, 2010	August 1, 2010
September 21, 2010	September 23, 2010	November 1, 2010
Preferred Shares, Series 15, 16, 20, 21, 24 and 26		
January 6, 2010	January 8, 2010	February 15, 2010
April 7, 2010	April 9, 2010	May 15, 2010
July 7, 2010	July 9, 2010	August 15, 2010
October 6, 2010	October 8, 2010	November 15, 2010

Dividends declared on common shares during 2009

Ex-dividend date	Record date	Payment date	Dividend per share ($)
December 30, 2008	January 2, 2009	February 1, 2009	0.62
March 24, 2009	March 26, 2009	May 1, 2009	0.62
June 23, 2009	June 25, 2009	August 1, 2009	0.62
September 22, 2009	September 24, 2009	November 1, 2009	0.62

Dividends declared on preferred shares during 2009

Ex-dividend date	Record date	Payment date	Dividend per share ($) Series 15	Series 16	Series 20	Series 21	Series 24	Series 26
Jan. 7, 2009	Jan. 9, 2009	Feb.15, 2009	0.365625	0.303125	0.375	0.33594	–	–
Apr. 7, 2009	Apr. 9, 2009	May 15, 2009	0.365625	0.303125	0.375	0.33594	0.55151	0.47918
Jul. 8, 2009	Jul. 10, 2009	Aug. 15, 2009	0.365625	0.303125	0.375	0.33594	0.4125	0.4125
Oct. 7, 2009	Oct. 9, 2009	Nov. 15, 2009	0.365625	0.303125	0.375	0.33594	0.4125	0.4125

Dividends paid are "eligible dividends" in accordance with the *Income Tax Act* (Canada).

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

National Bank has a dividend reinvestment and share purchase plan for Canadian holders of its common and preferred shares under which they can acquire common shares in the Bank without paying commissions or administration fees. Participants acquire shares through the reinvestment of cash dividends paid on the shares they hold or through optional cash payments of at least $500 per payment, up to a maximum of $5,000 per quarter. The plan could grant up to 5% discount to common and preferred shareholders on the average subscription price of the common shares they acquire through the reinvestment of cash dividends paid on their shares.

For more information, shareholders may contact National Bank's registrar and transfer agent, Computershare Trust Company of Canada, at 1-888-838-1407. To participate in the plan, National Bank's beneficial or non-registered common shareholders must contact their financial institution or broker.

Direct Deposit

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

Head Office

National Bank of Canada
National Bank Tower
600 De La Gauchetière Street West, 4th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 514-394-5000
Website: www.nbc.ca

Annual Meeting

The Annual Meeting of Holders of Common Shares of the Bank will be held on Wednesday, March 31, 2010, at the Centre Mont-Royal in Montreal, Quebec, Canada.

Public Accountability Statement

The 2009 Social Responsibility Report will be available in March 2010 on the Bank's website at www.nbc.ca.

Communication with Shareholders

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders of record may contact the Transfer Agent at the following address:

Computershare Trust Company of Canada
Share Ownership Management
1500 University Street, 7th Floor
Montreal, Quebec H3A 3S8
Canada

Telephone: 1-888-838-1407
Fax: 1-888-453-0330
E-mail: service@computershare.com
Website: www.computershare.com

Shareholders whose shares are held by a market intermediary are asked to contact the market intermediary concerned.

Other shareholder inquiries can be addressed to:
Investor Relations
National Bank Financial Group
National Bank Tower
600 De La Gauchetiere Street West, 7th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the Canadian and American securities legislation and the provisions of the *United States Private Securities Litigation Reform Act* of 1995.

Additional information relative to these statements can be found on pages 12 to 15 of this Annual Report.

Trademarks

The trademarks used in this report include National Bank Financial Group, National Bank of Canada, National Bank Private Wealth 1859, Telnat, National Bank Retirement Index, CashPerformer, Meritage Portfolios, NBC CapS, NBC CapsS II, NBC Asset Trust, NBC Capital Trust, All-In-One, Altamira, Omega Funds and their respective logos, which are trademarks of National Bank of Canada used under licence by National Bank of Canada or its subsidiaries. All other trademarks mentioned in this report, which are not the property of National Bank of Canada, are owned by their respective holders.

Pour obtenir une version française du rapport annuel, veuillez vous adresser à :

Relations avec les investisseurs
Banque Nationale Groupe financier
600, rue De La Gauchetière Ouest, 7e étage
Montréal (Québec)
Canada H3B 4L2

Téléphone : 1 866 517-5455
Télécopieur : 514 394-6196
Courriel : relationsinvestisseurs@bnc.ca

Legal Deposit

ISBN 978-2-921835-21-3
Legal deposit – Bibliothèque et Archives nationales du Québec, 2009
Legal deposit – Library and Archives Canada, 2009

Design

CG3 inc. | Communications | Graphisme

Printing

Integria

National Bank Financial Group is proud to help save the environment by using EcoLogo and Forest Stewardship Council (FSC) certified paper.







Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-003081
© 1996 Forest Stewardship Council

Printed on Rolland Opaque paper containing a minimum of 30% post-industrial fibre

Completely recyclable – the responsible choice

150 YEARS
SINCE 1859

NATIONAL
BANK
FINANCIAL GROUP

www.nbc.ca